UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 7, 2021

Oaktree Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39526	98-1551592
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices, and Zip Code)

(213) 830-6300

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	OACB.U	New York Stock Exchange
Class A ordinary shares included as part of the units	OACB	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OACB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 7, 2021, Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“OACB”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OACB, Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B229193 (“Alvotech”) and Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (“TopCo”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of both OACB and Alvotech and the sole chairman (president) of TopCo.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date: (a) at the First Merger Effective Time (as defined in the Business Combination Agreement), OACB will merge with and into TopCo, whereby (i) all of the outstanding OACB Class A ordinary shares, par value $0.0001 per share (the “OACB Class A Ordinary Shares”) and OACB Class B ordinary shares, par value $0.0001 (the “OACB Class B Ordinary Shares”, and together with the OACB Class A Ordinary Shares, the “OACB Ordinary Shares”) will be exchanged for ordinary shares of TopCo (the “TopCo Ordinary Shares”) and (ii) all of the outstanding warrants of OACB included in the units sold in OACB’s initial public offering and all of the outstanding warrants of OACB purchased in a private placement in connection with OACB’s initial public offering (the “OACB Warrants”) will be converted into warrants of TopCo with substantially the same terms as the OACB Warrants (the “TopCo Warrants”), with TopCo as the surviving company in the merger (the “First Merger”); (b) immediately after the effectiveness of the First Merger, TopCo will redeem and cancel the shares held by the initial sole shareholder of TopCo pursuant to a share capital reduction of TopCo (the “Redemption”); (c) immediately after the effectiveness of the First Merger and the Redemption, the legal form of TopCo shall be changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law (the “Conversion”); and (d) immediately following the effectiveness of the Conversion and the PIPE Financing (as defined in the below), Alvotech will merge with and into TopCo, whereby all outstanding class A ordinary shares and class B ordinary shares of Alvotech (collectively, the “Alvotech Shares”) will be exchanged for an aggregate of 218,930,000 TopCo Ordinary Shares at a deemed price of $10.00 per share (38,330,000 which will be subject to certain transfer restrictions, vesting and buyback conditions), with TopCo as the surviving company in the merger (the “Second Merger” and, together with the First Merger, the “Mergers”).

The Mergers and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the first half of 2022, following the receipt of the required approval by OACB’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) at the First Merger Effective Time, each OACB Ordinary Share issued and outstanding as of immediately prior to the First Merger Effective Time (other than OACB Class A Ordinary Shares validly submitted for redemption pursuant to OACB’s second amended and restated memorandum and articles of association and shares held by OACB as treasury stock (which treasury shares will be cancelled for no consideration as part of the Mergers)) will be canceled and extinguished and exchanged for one TopCo Ordinary Share, (ii) at the Second Merger Effective Date, all outstanding Alvotech Shares will be exchanged for TopCo Ordinary Shares (38,330,000 which will be subject to certain transfer restrictions, vesting and buyback conditions), pursuant to a share capital increase of TopCo, and (iii) each OACB Warrant that is outstanding immediately prior to the First Merger Effective Time will cease to represent a right to acquire OACB Ordinary Shares and will automatically represent, immediately following the First Merger Effective Time, a right to acquire one TopCo Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the First Merger Effective Time.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. TopCo has also agreed to take all actions within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the TopCo board of directors shall consist of up to nine directors, with one director being designated by OACB and the remaining directors being designated by TopCo. In addition, TopCo has agreed to adopt a post-closing equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of OACB and Alvotech to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction enjoining or prohibiting the consummation of the Merger, (iii) the effectiveness of the Registration Statement on Form F-4 (the “Registration Statement”) in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), registering the TopCo Ordinary Shares to be issued in the Business Combination, (iv) the required approvals of OACB’s shareholders, (v) the required approvals of Alvotech’s shareholders, (iv) OACB having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining immediately after the closing of the Business Combination, (vii) the approval by the Nasdaq Stock Market and Nasdaq First North Growth Market of TopCo’s initial listing application in connection with the Business Combination and (viii) the aggregate cash proceeds from OACB’s trust account, together with the proceeds from the PIPE Financing, being no less than $300,000,000 (after deducting any amounts paid to OACB shareholders that exercise their redemption rights in connection with the Business Combination) (the “Minimum Cash Condition”).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing of the Business Combination, including (i) by either party, if the closing of the Business Combination has not occurred by June 7, 2022, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before such date, (ii) by either party, if OACB’s shareholders do not approve the Business Combination at a meeting of OACB’s shareholders and (iii) by OACB, subject to a cure right in favor of the Company, if there has been any action (but not, solely, inaction) or communication by or from the Food and Drug Administration or any comparable Governmental Entity (as defined in the Business Combination Agreement) with respect to the Company and its subsidiaries or their respective products or businesses (including their respective contract manufacturing organizations or contract testing laboratories) that would reasonably be expected to prevent achievement in all material respects by the Company and its subsidiaries of the 2025 estimated revenue set out in the Financial Guidance Summary included in the presentation provided to investors in connection with the PIPE Financing (as defined below). If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of willful or material breach or actual fraud.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrent with the execution of the Business Combination Agreement, Oaktree Acquisition Holdings II, L.P., a Cayman Islands exempted company (“OACB Sponsor”), OACB and TopCo entered into a sponsor letter agreement (the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, OACB Sponsor (i) agreed to vote its OACB Ordinary Shares in favor of the Business Combination Agreement, the Business Combination, and any other matter reasonably necessary to consummate the transactions contemplated by the Business Combination Agreement, (ii) agreed not to transfer or pledge any of its OACB Ordinary Shares after the execution of the Business Combination Agreement and prior to the closing of the Business Combination, (iii) waived its rights of appraisal, any dissenters’ rights and any similar rights relating to the transactions contemplated by the Business Combination Agreement that it may have by virtue of, or with respect to, any outstanding OACB ordinary shares owned thereby and (iv) agreed to subject 1,250,000 of its OACB Ordinary Shares held as of immediately prior to the First Merger Effective Time, which will have been exchanged for TopCo Ordinary Shares, to certain transfer restrictions, vesting and buyback conditions.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Support Agreements

Concurrent with the execution of the Business Combination Agreement, certain Alvotech shareholders entered into support agreements (collectively, the “Support Agreements”) with OACB and Alvotech, pursuant to which such shareholders of Alvotech have agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement, the Business Combination, and any other matter reasonably necessary to consummate the transactions contemplated by the Business Combination Agreement, (ii) waived any rights of appraisal, any dissenters’ rights and any similar rights relating to the transactions contemplated by the Business Combination Agreement that they may have by virtue of, or with respect to, any outstanding Alvotech Shares owned thereby and (iii) certain customary restrictive covenants.

A copy of the form of Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Support Agreements is qualified in its entirety by reference thereto.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, OACB and TopCo entered into subscription agreements with certain U.S.-based institutional and accredited investors (each a “U.S. Subscription Agreement”) and non-U.S. persons (as defined in Regulation S under the Securities Act) (each a “Foreign Subscription Agreement” and, together with the U.S. Subscription Agreements, the “Subscription Agreements”), pursuant to which such investors agreed to subscribe for and purchase, and TopCo agreed to issue and sell to such investors in private placements, prior to and substantially concurrently with the closing of the Business Combination, an aggregate of 15,330,000 TopCo Ordinary Shares at a purchase price of $10.00 per share, for aggregate gross proceeds of $153,300,000 (the “PIPE Financing”). The Subscription Agreements contain substantially the same terms, except that the Foreign Subscription Agreement the investors thereto agreed to subscribe for TopCo Ordinary Shares at a price that is net of a 3.5% placement fee with the expectation that such investors will assign their rights to purchase the TopCo Ordinary Shares to other investors prior to the consummation of the Business Combination, however, there is no guarantee or obligation that such investors will assign such TopCo Ordinary Shares.

The closing of the PIPE Financing is subject to customary conditions for a financing of this nature, including the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that TopCo will grant the investors in the PIPE Financing certain customary registration rights with respect to their TopCo Ordinary Shares following the closing of the Business Combination.

Copies of the forms of Subscription Agreements are filed with this Current Report on Form 8-K as Exhibits 10.3 and 10.4 and are incorporated herein by reference, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

Additional PIPE Financing

Pursuant to the Business Combination Agreement, within 24-hours after the deadline for redemptions of OACB Class A Ordinary Shares, existing Alvotech shareholders may subscribe for TopCo Ordinary Shares on terms and conditions substantially the same as the Subscription Agreements, including the $10.00 per share price; provided, that the subscription amount under such additional financing, shall not exceed, in the aggregate, the amount required to ensure that the Minimum Cash Condition is satisfied.

Investor Rights and Lock-Up Agreement

In connection with the consummation of the Business Combination, TopCo will enter into an investor rights and lock-up agreement (the “IRA”) with the OACB Sponsor and certain Alvotech shareholders. Pursuant to the IRA, TopCo Ordinary Shares may not be transferred (subject to certain exceptions) until: (i) with respect to the TopCo Ordinary Shares held by the OACB Sponsor after the closing of the Business Combination, 365 days after the closing of the Business Combination, subject to earlier release if the TopCo Ordinary Shares trade at or above a volume weighted average price of $12.00 for ten (10) trading days during any twenty (20) trading day period commencing at least 180 days following the closing of the Business Combination; (ii) with respect to the TopCo Ordinary Shares held by TopCo’s chairman of the board of directors (the “Chairman Shares”), (x) 180 days following the closing of the Business Combination, with respect to one-third of the Chairman Shares, (y) 365 days following the closing of the Business Combination, with respect to one-third of the Chairman Shares (with earlier release if the TopCo Ordinary Shares trade at or above a volume weighted average price of $12.00 for ten (10) trading days during any twenty (20) trading day period commencing at least 180 days following the closing of the Business Combination), and (z) 545 days following the closing of the Business Combination, with respect to the remaining one-third of the Chairman Shares; and (iii) with respect to the TopCo Ordinary Shares held by the other investors party to the IRA, 180 days after the closing of the Business Combination. Additionally, pursuant to the IRA, the OACB Warrants held by the OACB Sponsor may not be transferred for a period of 30 days following the closing of the Business Combination. The transfer restrictions do not apply to shares acquired in the PIPE Financing or any other pre-closing of the Business Combination equity financing of TopCo.

The IRA also provides that TopCo will file a registration statement to register the resale of the TopCo Ordinary Shares held by the parties to the IRA within 30 days after the closing of the Business Combination. The IRA also provides the parties with certain “demand” and “piggy-back” registration rights, subject to customary requirements and conditions.

The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by the terms and conditions of the IRA, a form of which is attached as Exhibit A to the Business Combination Agreement.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Financing is incorporated by reference herein. The TopCo Ordinary Shares to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01.	Regulation FD Disclosure.

On December 7, 2021, OACB and Alvotech issued a press release announcing their entry into the Business Combination Agreement and the PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibits 99.2 and 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that OACB and Alvotech have prepared for use in connection with the PIPE Financing and the announcement of the Business Combination and the transcript of the investor presentation.

Furnished as Exhibit 99.4 hereto and incorporated into this Item 7.01 is certain supplemental unaudited financial information of Alvotech.

The historical supplemental unaudited financial information regarding Alvotech contained in this Current Report on Form 8-K has been taken from or prepared based on historical financial information of Alvotech. These historical financial statements have not been audited. An audit of Alvotech’s consolidated financial statements in accordance with the requirements of the Public Company Accounting Oversight Board (“PCAOB”) is in process and such financial statements will be included in the registration statement/proxy statement related to the Business Combination. Accordingly, the historical financial information included herein should be considered preliminary and subject to adjustment in connection with the completion of the PCAOB audit. Alvotech’s results and financial condition as reflected in the financial statements included in the registration statement/proxy statement to be filed by TopCo may be adjusted or presented differently from the historical financial information included herein, and the differences could be material.

The foregoing (including Exhibits 99.1, 99.2, 99.3 and 99.4) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed Business Combination, OACB and Alvotech intend to file with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement of OACB and a preliminary prospectus of TopCo, and after the Registration Statement is declared effective, OACB will mail a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech, OACB and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OACB as of a record date to be established for voting on the proposed Business Combination. Shareholders of OACB will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and TopCo and its directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended May 19, 2021), which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Alvotech and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or OACB’s or Alvotech’s future financial operating performance. For example, the Alvotech’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Alvotech as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Alvotech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Alvotech’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended May 19, 2021) or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech presently know or that OACB and Alvotech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K. Alvotech and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report on Form 8-K and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech, OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Current Report on Form 8-K, the information contained in this Current Report on Form 8-K, or the omission of any information from this Current Report on Form 8-K.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1†	Business Combination Agreement, dated as of December 7, 2021, by and among OACB, Alvotech and TopCo

10.1	Sponsor Letter Agreement, dated as of December 7, 2021, by and among OACB, OACB Sponsor and TopCo

10.2	Form of Support Agreement

10.3	Form of U.S. Subscription Agreement

10.4	Form of Foreign Subscription Agreement

99.1	Press Release, dated December 7, 2021

99.2	Investor Presentation, dated December 2021

99.3	Transcript of Investor Presentation

99.4	Alvotech Supplemental Unaudited Financial Information

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE ACQUISITION CORP. II

Date: December 7, 2021	By:	/s/ Zaid Pardesi
Name: Zaid Pardesi
Title: Chief Financial Officer and Head of M&A

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ALVOTECH LUX HOLDINGS S.A.S.,

ALVOTECH HOLDINGS S.A.,

AND

OAKTREE ACQUISITION CORP. II

DATED AS OF DECEMBER 7, 2021

TABLE OF CONTENTS

i

ii

EXHIBITS

Exhibit A	Form of Investor Rights Agreement
Exhibit B	Form of Election on Internal Revenue Service Form 8832
Exhibit C	Plan of Merger
Exhibit D	Agreed TopCo Governing Documents
Exhibit E	Form of Warrant Assumption Agreement
Exhibit F	Related Party Transactions Amendments
Exhibit G	Cayman Plan of Merger

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 7, 2021, is made by and among Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) (the “RCS”) under number B258884 (“TopCo”), Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B229193 (the “Company”), and Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“Parent”), TopCo, the Company, and Parent shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Parent is a blank check company incorporated as a Cayman Islands exempted company on August 5, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) TopCo is a newly formed entity that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents as successor to Parent;

WHEREAS, pursuant to the Governing Documents of Parent, Parent is required to provide an opportunity for its shareholders to have their outstanding Parent Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Parent Shareholder Approval;

WHEREAS, (a) the Pre-Closing Parent Holders that do not redeem their shares of Parent Class A Shares for cash pursuant to the Parent Shareholder Redemption will receive TopCo Ordinary Shares in respect of such Parent Class A Shares, and (b) the Pre-Closing Parent Holders that hold Parent Class B Shares will receive TopCo Ordinary Shares in respect of such Parent Class B Shares, in the case of each of clauses (a) and (b), in connection with the First Merger and pursuant to the terms and subject to the conditions set forth herein;

WHEREAS, as of the date of this Agreement, Oaktree Acquisition Holdings II, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”), owns 6,250,000 Parent Class B Shares (the “Sponsor Shares”) and 4,666,667 Parent Warrants (the “Sponsor Warrants”);

WHEREAS, concurrently with the execution of this Agreement, the Sponsor and TopCo are entering into the sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (a) the Sponsor has agreed to vote in favor of this Agreement and the transactions contemplated hereby (including the First Merger), (b) the Sponsor has agreed not to effect any sale or distribution of any Parent Class B Shares or Parent Warrants during the period described therein, (c) the Sponsor has agreed to waive any adjustment to the conversion ratio set forth in the Governing Documents of Parent or any other anti-dilution or similar protection with respect to the Parent Class B Shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise) and (d) the Sponsor has agreed to, immediately after the First Merger, subject 1,250,000 Sponsor Shares held by Sponsor as of immediately prior to the First Merger Effective Time, which will have been exchanged for TopCo Ordinary Shares, to certain vesting conditions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, concurrently with the execution of this Agreement, the Company Shareholders who hold capital stock of the Company sufficient to deliver the required Company Shareholders’ consent in order to approve the Second Merger (the “Required Company Shareholders’ Consent”), will, together with the Company, enter into a framework agreement pursuant to which, among other things, (a) the Required Company Shareholders’ Consent will be delivered and (b) certain rights under and in connection with each of the Company’s shareholders agreement and outstanding convertible loans and warrants will be exercised (the “Framework Agreement”), a copy of which will be delivered to Parent;

WHEREAS, concurrently with the execution of this Agreement, certain Company Shareholders (collectively, the “Supporting Company Shareholders”) are each executing and delivering to Parent a transaction support agreement (collectively, the “Support Agreements”), pursuant to which each such Supporting Company Shareholder is agreeing to, among other things, (a) certain customary restrictive covenants, and (b) take, or cause to be taken, any actions necessary or advisable to cause certain Related Party Transactions to be terminated or amended effective as of the Closing;

WHEREAS, (a) TopCo has made an initial classification election on Internal Revenue Service Form 8832 pursuant to Treasury Regulations Section 301.7701-3(c), effective as of the date of its formation, to be disregarded as an entity as separate from its owner for U.S. federal income tax purposes, and (b) TopCo will make an election on Internal Revenue Service Form 8832 pursuant to Treasury Regulations Section 301.7701-3(c), effective as of the date of the First Merger Effective Time, to be classified as an association taxable as a corporation for U.S. federal income tax purposes (the “Election”);

WHEREAS, on the Closing Date, Parent will merge with and into TopCo (the “First Merger”), with TopCo as the surviving company in the merger and each issued and outstanding Parent Share will be exchanged for one TopCo Ordinary Share pursuant to a share capital increase of TopCo, and each outstanding Parent Warrant will, by its terms, automatically cease to represent a right to acquire Parent Class A Shares and shall automatically represent a right to acquire one TopCo Ordinary Share, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date immediately after the effectiveness of the First Merger but prior to the Conversion, TopCo will redeem and cancel the shares held by the initial sole shareholder of TopCo pursuant to a share capital reduction of TopCo (the “Redemption”) that will be resolved upon on the Approval Date;

WHEREAS, on the Closing Date immediately after the effectiveness of the First Merger and the Redemption, the legal form of TopCo shall be changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law on the terms and subject to the conditions set forth in this Agreement (the “Conversion”) that will be resolved upon on the Approval Date;

WHEREAS, on the Closing Date, immediately following the effectiveness of the Conversion, the Company will merge with and into TopCo (the “Second Merger”), with TopCo as the surviving company in the merger, and each issued and outstanding Company Share will be automatically exchanged for TopCo Ordinary Shares, in accordance with the Allocation Schedule and Section 2.2, pursuant to a share capital increase of TopCo, as set forth in this Agreement and that will be resolved upon on the Approval Date;

WHEREAS, (a) concurrently with the execution of this Agreement, TopCo and Parent are entering into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “Investors”) pursuant to which, among other things, the Investors have agreed to subscribe for, and TopCo, as successor to Parent in the First Merger, has agreed to issue to the Investors, an aggregate number of TopCo Ordinary Shares set forth in the Subscription Agreements in exchange for an aggregate subscription price of approximately $154,000,000, with the foregoing to be resolved upon on the Approval Date but to become effective on the Closing Date following the effectiveness of the Conversion and prior to the effectiveness of the Second Merger, on the terms and subject to the conditions set forth in the Subscription Agreements (such aggregate purchase price, the “PIPE Financing Amount”, and such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, at the Closing, TopCo, the Sponsor and each Company Shareholder that will be an officer or director of TopCo or that holds five percent (5%) or more of the Company Shares immediately prior to the Closing (the “IRA Company Shareholders”) shall enter into an investor rights agreement, substantially in the form attached hereto as Exhibit A (the “Investor Rights Agreement”), pursuant to which, among other things, (a) the Sponsor and each such Company Shareholder will agree not to effect any sale or distribution of any Equity Securities of TopCo issued pursuant to this Agreement or the Subscription Agreements during the lock-up periods described therein and (b) the Sponsor and each such Company Shareholder will be granted certain registration rights with respect to their respective TopCo Ordinary Shares and TopCo Warrants, in each case, on the terms and subject to the conditions therein;

WHEREAS, the Parent Board has (a) approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, acceptance of the transactions contemplated by this Agreement (including the First Merger) and the authorization of the Cayman Plan of Merger by the holders of Parent Shares entitled to vote thereon;

WHEREAS, the board of directors of the Company (a) has, on the terms and subject to the conditions set forth herein, approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Mergers) (b) has obtained Aztiq Consent and Alvogen Consent (as such terms are defined in the Company Shareholders Agreement) in accordance with the Company Shareholders Agreement, and (c) has recommended, among other things, acceptance of the Second Merger by the holders of Company Shares entitled to vote thereon;

WHEREAS, the sole chairman (president) of TopCo has approved this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby (including the Mergers); and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement, along with the other agreements and documents necessary to effectuate the First Merger, the Conversion, and the Second Merger, constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder with respect to each of the transactions described in the subsequent clauses (b)-(d), (b) the First Merger, together with the Election, shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) and (F) of the Code, (c) the Conversion shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (d) the Second Merger shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(d), the “Intended U.S. Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate PIPE Proceeds” means the cash proceeds to be actually received by TopCo or any of its Affiliates in respect of the PIPE Financing.

“Aggregate TopCo Transaction Proceeds” means an amount equal to (i) the funds contained in the Trust Account as of the First Merger Effective Time, minus (ii) all amounts, if any, payable to the Public Shareholders of Parent pursuant to the Parent Shareholder Redemption, plus (iii) the Aggregate PIPE Proceeds.

“Ancillary Documents” means the Investor Rights Agreement, the Framework Agreement, the Sponsor Letter Agreement, the Support Agreements, the Subscription Agreements, the Plan of Merger, the Cayman Plan of Merger and each other agreement, document, corporate resolutions, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other national anti-bribery or anti-corruption Laws of other third countries related to combatting bribery, corruption and money laundering.

“Approval Date” means the date on which the sole shareholder of TopCo approves the transactions set forth in Section 2.1.

“Base Exchange Value” means $1,806,000,000.

“Beneficially Own” and correlative terms such as “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 under the Exchange Act and shall be calculated in accordance therewith.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, Luxembourg, Cayman Islands and Iceland are open for the general transaction of business.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), the Families First Coronavirus Response Act of 2020 (H.R. 6201), “Division N—Additional Coronavirus Response and Relief” of the Consolidated Appropriations Act, 2021 (H.R. 133) and the American Rescue Plan Act of 2021 (Pub. L. 117-2), as applicable (including, in each case, any changes in state or local Law that are analogous to provisions of the CARES Act or adopted to conform to the CARES Act), and any legislative or regulatory guidance issued pursuant thereto.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Parent by the Company on the date hereof.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, and that are due and payable by and not otherwise expressly allocated to Parent pursuant to the terms this Agreement, any Group Company or TopCo in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company or TopCo and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company or TopCo pursuant to this Agreement or any Ancillary Document.

“Company Fundamental Representations” means the representations and warranties set forth in Sections 3.1(a) and (b) (Organization and Qualification), 3.2(a) and (b) (Capitalization of the Group Companies), 3.3 (Authority), 3.8(a) (No Company Material Adverse Effect), 3.17 (Brokers), 4.1 (Corporate Organization), 4.2 (Authority) and 4.3 (Capitalization of TopCo).

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person other than a Group Company that are licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of TopCo or the Company (whether on behalf of itself or on behalf of the Company Shareholders, as applicable) to perform any of their respective covenants or obligations under this Agreement or any Ancillary Document or to consummate the transactions contemplated hereby or thereby; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date hereof from or related to (i) general business or economic conditions in or affecting the United States, Luxembourg or Iceland, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States, Luxembourg, Iceland or any other country, including the engagement by the United States, Luxembourg, Iceland or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, Luxembourg, Iceland or any other country or region in the world, or changes therein, including changes in interest rates in the United States, Luxembourg, Iceland or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, customers, development partners, commercialization partners, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 7.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi), (viii) or (ix)), (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics or quarantines, acts of God or other natural disasters or comparable events in the United States, Luxembourg, Iceland or any other country or region in the world, or any escalation of the foregoing or (ix) pandemics (including COVID-19), epidemics and disease outbreaks, earthquakes, hurricanes, tornados, mudslides or other natural disasters (including in each case governmental action in response thereto, including COVID-19 Measures); provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v), (viii) or (ix) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed by or in the name of any Group Company.

“Company Sale” means (i) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring Equity Securities that represent more than 50% of the total voting power of TopCo or (ii) a sale or disposition of all or substantially all of the assets of TopCo and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of TopCo (or any successor to TopCo) immediately following the closing of such transaction (or series of related transactions) being Beneficially Owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the Beneficial Owners, respectively, of 50% or more of the Equity Securities of TopCo immediately prior to such transaction (or series of related transactions).

“Company Sale Price” means the price per share for one (1) TopCo Ordinary Share in a Company Sale, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earnouts or the like. If and to the extent the price is payable in whole or in part with consideration other than cash, the price for such non-cash consideration shall be determined as follows: (i) with respect to any securities: (A) the VWAP over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive business days prior to such day or (B) if at any time the securities are not listed on any securities exchange or quoted on Nasdaq (or successor U.S. exchange) or the over-the-counter market, the value of each such security shall be equal to the fair value thereof as of the date of valuation as determined by an independent, internationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant and (ii) with respect to any other non-cash assets, the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant.

“Company Shareholders” means the holders of Company Shares as of any determination time.

“Company Shareholders Agreement” means the shareholders’ agreement relating to the Company dated 21 October 2020 and entered into between the Company, the Company Shareholders and Alvotech hf., as amended, restated, or supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Company Shares” means the class A ordinary shares and the class B ordinary shares of the Company.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 16, 2021, by and between Oaktree Fund GP, LLC and the Company.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets, in each case, as amended, restated or supplemented from to time and including all schedules, annexes and exhibits thereto.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order or directive by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Earn Out Consideration” means an aggregate of 38,330,000 TopCo Ordinary Shares.

“Earn Out Shares” means the Earn Out Consideration, multiplied by the percentage set forth opposite the applicable Company Shareholder’s name on the Allocation Schedule.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), the obligation to contribute to pension funds under Icelandic act 129/1997 on the mandatory pension savings and the operation of pension funds and the relevant collective bargaining agreements, and each other benefit or compensatory plan, program, policy, arrangement or Contract that TopCo or any of its Affiliates (including any Group Company) maintains, sponsors, contributes to, or has an obligation to contribute to in which employees of any Group Company are eligible to participate or under which any employee of any Group Company is (or may become) entitled to any benefit or compensation or under or with respect to which any Group Company has or could reasonably be expected to have any Liability, other than any plan sponsored and maintained by a Governmental Entity.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or natural resources, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been or would be) treated as a single employer under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Consideration” means an aggregate number of TopCo Ordinary Shares equal to (a) the Exchange Value, divided by (b) the TopCo Ordinary Share Value.

“Exchange Value” means the Base Exchange Value, multiplied by the percentage set forth opposite the applicable Company Shareholder’s name on the Allocation Schedule.

“FDA” means the U.S. Food and Drug Administration.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation, the “Governing Documents” of a Luxembourg limited liability company are its articles of association (statuts), the “Governing Documents” of an Icelandic limited liability company are its articles of association (samþykktir), and the “Governing Documents” of a Cayman Islands exempted company are its amended and restated memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) national, supranational, federal, state, provincial, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any notified body, governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral body (public or private).

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any material, substance or waste that is regulated by, or may give rise to standards of conduct or Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Iceland” means the Republic of Iceland.

“IFRS” means International Financial Reporting Standards as promulgated by the International Standards Accounting Board.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, all outstanding obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP or IFRS, as applicable, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) arrangements by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (h) unfunded pension or retirement agreements, programs, policies, or other arrangements, (i) accrued but unpaid or unfunded obligations arising from any incentive compensation, deferred compensation, severance or similar arrangements, (j) dividends declared or distributions payable and (k) any of the obligations of any other Person of the type referred to in clauses (a) through (j) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Initial Shares” means the 4,000,000 shares issued at incorporation of TopCo and held by Floki Holdings.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (e) rights in or to Software or other technology; and (f) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investment Company Act” means the Investment Company Act of 1940.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Law” means any federal, state, provincial, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Luxembourg” means the Grand Duchy of Luxembourg.

“Mergers” means, collectively, the First Merger and the Second Merger.

“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Stock Market.

“Nasdaq First North” means the Nasdaq First North Growth Market.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $100,000 per license, or an ongoing licensee fee of less than $50,000 per year.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Parent Shareholder Approval” means the approval, at the Parent Shareholders Meeting where a quorum is present, in the case of each Transaction Proposal (other than the Business Combination Proposal and the Merger Proposal), by an ordinary resolution in accordance with Parent’s Governing Documents requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued Parent Shares present in person or represented by proxy at the Parent Shareholders Meeting and entitled to vote on such matter.

“Parent Class A Shares” means Parent’s Class A ordinary shares of $0.0001 par value each.

“Parent Class B Shares” means Parent’s Class B ordinary shares of $0.0001 par value each.

“Parent Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Parent on the date hereof.

“Parent Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, and that are due and payable by and not otherwise expressly allocated to the Company pursuant to the terms of this Agreement, Parent in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of Parent and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to Parent pursuant to this Agreement or any Ancillary Document. For the avoidance of doubt, Parent Expenses shall not include any Company Expenses.

“Parent Financial Statements” means all of the financial statements of Parent included in the Parent SEC Reports.

“Parent Fundamental Representations” means the representations and warranties set forth in Sections 5.1 (Organization and Qualification), 5.2 (Authority), 5.4 (Brokers) and 5.6(a) (Capitalization of the Parent).

“Parent Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets and liabilities, results of operations or financial condition of Parent or (b) the ability of Parent to perform any of its covenants or obligations under this Agreement or any Ancillary Document or to consummate the transactions contemplated hereby or thereby.

“Parent Shareholder Approval” means, collectively, the Required Parent Shareholder Approval and the Other Parent Shareholder Approval.

“Parent Shareholder Redemption” means the right of the holders of Parent Class A Shares to redeem all or a portion of their Parent Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Parent.

“Parent Shares” means, collectively, the Parent Class A Shares and the Parent Class B Shares.

“Parent Warrants” means each warrant to purchase one Parent Class A Share at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with IFRS or GAAP, as applicable, (b) Liens for Taxes, assessments or other governmental charges not yet due and delinquent as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with IFRS or GAAP, as applicable, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) non-exclusive licenses of non-material Intellectual Property in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified or identifiable natural person.

“Pre-Closing Equity Financing” means Pre-Closing Financing received by the Company or any of its Subsidiaries following the date hereof and prior to the Closing pursuant to any equity financing transaction whereby any equity securities (which shall not include any debt securities convertible into or exercisable for equity securities unless such convertible debt securities are so converted in full prior to the Redemption Deadline) of the Company or any of its Subsidiaries has been issued in exchange for cash consideration; provided, that (i) to the extent that any Person providing Pre-Closing Equity Financing is not an existing Company Shareholder and party to the Framework Agreement and the Company Shareholders Agreement, such Person shall, as a condition, and prior, to providing the Pre-Closing Equity Financing, deliver a deed of adherence agreeing to be bound by the Framework Agreement, a Support Agreement on terms consistent with those executed and delivered on the date hereof and any other agreements entered into by the Company Shareholders in connection with the transactions contemplated by this Agreement, in each case, in form and substance reasonably acceptable to Parent and (ii) all transactions related to the Pre-Closing Equity Financing shall be consummated prior to the Redemption Deadline. For the avoidance of doubt, no Pre-Closing Equity Financing shall have any effect on the Base Exchange Value.

“Pre-Closing Financing” means the aggregate proceeds received by the Company following the date hereof and prior to the Closing pursuant to any equity or debt financing transaction entered into by the Company on arms-length terms which are reasonably acceptable to Parent, in order to fund the capital needs of the Company and its Subsidiaries in the ordinary course of business (including any Pre-Closing Equity Financing); provided, that any such debt financing transactions shall not exceed, in the aggregate, a principle amount of indebtedness in excess of $50,000,000 without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

“Pre-Closing Parent Holders” means the holders of Parent Shares at any time prior to the First Merger Effective Time, as applicable.

“Privacy Laws” means Laws in any jurisdiction relating to the Processing or protection of Personal Data, including the European Union General Data Protection Regulation 2016/679, the e-Privacy Directive (2002/58/EC) and any predecessor, successor or implementing legislation of the foregoing, and any amendments or re-enactments of any of the foregoing.

“Proceeding” means any lawsuit, litigation, action, audit, examination, investigation, inquiry, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Public Health Laws” means all applicable Laws relating to the development, non-clinical testing, clinical testing, manufacture, production, authorization, analysis, distribution, importation, exportation, use, handling, quality, sale or promotion of any drug, biologic or medical device, placebo, or other article (including any ingredient or component of the foregoing products) subject to regulation under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) or similar federal, state, or foreign pharmaceutical Laws, advanced therapy medicinal product Laws, medical devices Laws, Laws on the collection and processing of blood, blood components, tissues or cells, genetically engineered products Laws, infection protocol Laws and clinical investigation Laws.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Redemption Deadline” means the last date on which the holders of Parent Class A Shares are permitted to submit an election to redeem all or a portion of their Parent Class A Shares in connection with the transactions contemplated by this Agreement as set forth in Governing Documents of Parent.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form F-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a proxy statement of Parent.

“Regulatory Permits” means all Permits granted by FDA or any comparable Governmental Entity or supranational entity or an institutional review board or independent ethics committee to any Group Company, including investigational new drug applications, biologics license applications, new drug applications, orphan drug designations, abbreviated new drug applications, device premarket approval applications, device premarket notifications, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Certificates of Conformity, CE Declarations of Conformity, authorization of tissue establishment, and tissue and cell preparation processes, clinical trial authorizations and ethical reviews, scientific opinions for advanced therapy medicinal product, scientific advice, genetic engineering authorizations, infection protection authorizations or their national or foreign equivalents.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other authorized representatives.

“Required Parent Shareholder Approval” means the approval, at the Parent Shareholders Meeting where a quorum is present, (a) in the case of the Business Combination Proposal, by an ordinary resolution in accordance with Parent’s Governing Documents requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued Parent Shares present in person or represented by proxy at the Parent Shareholders Meeting and entitled to vote on such matter, and (b) in the case of the Merger Proposal, by a special resolution in accordance with Parent’s Governing Documents requiring the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued Parent Shares present in person or represented by proxy at the Parent Shareholders Meeting and entitled to vote on such matter.

“RESA” means the Recueil Electronique des Sociétés et Associations (the Luxembourg official gazette).

“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, or (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Parent Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) software as a medical device; (c) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (d) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (e) all documentation, including user manuals and other training documentation related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation (including a German GmbH), a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means (i) any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, together with any interest, deficiencies, penalties, additions to tax, or additional amounts payable with respect thereto, whether disputed or not, (ii) any Liability for or in respect of the payment of any amount of a type described in clause (i) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (iii) any Liability for or in respect of the payment of any amount described in clauses (i) or (ii) of this definition as a transferee or successor, by contract or otherwise.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, notices, forms, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity or Tax Authority.

“TopCo Ordinary Share” means an ordinary share in the share capital of TopCo.

“TopCo Ordinary Share Price” means the closing sale price per share of TopCo Ordinary Shares on Nasdaq (or successor U.S. exchange) reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

“TopCo Ordinary Share Value” means $10.00.

“TopCo Warrant” means each warrant to purchase one TopCo Ordinary Share at a price of $11.50, subject to adjustment.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Parent Expenses” means the Parent Expenses that are unpaid as of immediately prior to the Closing.

“VWAP” means the volume weighted average price of TopCo Ordinary Shares or Parent Share, as applicable, as defined by the industry standard.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, as well as any analogous foreign, state, provincial or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of September 21, 2020, between Parent and the Trustee.

Section 1.2 Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Plan	Section 6.18
Acquisition Proposal	Section 6.6(a)
Additional Parent SEC Reports	Section 5.7
Additional PIPE Financing	Section 6.2(d)
Agreed TopCo Governing Documents	Section 2.1(d)
Agreement	Introduction
Allocation Schedule	Section 2.2
Business Combination Proposal	Section 6.8
Buyback	Section 2.6(b)

Term	Section
Cayman Islands Act	Section 2.1(b)(ii)
Cayman Merger Documents	Section 2.1(b)(i)
Cayman Plan of Merger	Section 2.1(b)(i)
CBA	Section 3.7(a)(xii)
Change in Recommendation	Section 6.8
Closing	Section 2.3
Closing Date	Section 2.3
Closing Filing	Section 6.4(b)
Closing Press Release	Section 6.4(b)
Company	Introduction
Company Designee	Section 6.15(c)
Conversion	Recitals
Converted Warrant	Section 2.5
Copyrights	Section 1.1
Creator	Section 3.13(d)
D&O Persons	Section 6.14(a)
Election	Recitals
Exchange	Section 2.1(f)(vi)
Financial Statements	Section 3.4(a)
First Merger	Recitals
First Merger Consideration	Section 2.1(b)(vi)
First Merger Documents	Section 2.1(b)(i)
First Merger Effective Time	Section 2.1(b)(i)
First Merger Shareholder Resolution	Section 2.1(b)(ii)
First Surviving Company	Section 2.1(b)(ii)
Framework Agreement	Recitals
IFRS	Section 3.4(a)
Incentive Plan	Section 6.18(f)
Intended U.S. Tax Treatment	Recitals
Investor Rights Agreement	Recitals
Investors	Recitals
IPO	Section 9.18
IRA Company Shareholders	Recitals
Latest Balance Sheet	Section 3.4(a)
Leased Real Property	Section 3.18(b)
Luxembourg Company Law	Section 2.1(b)(ii)
Luxembourg Merger Documents	Section 2.1(b)(i)
Marks	Section 1.1
Material Contracts	Section 3.7(a)
Material Partner	Section 3.24(b)
Material Permits	Section 3.6
Material Supplier	Section 3.24(a)
Merger Proposal	Section 6.8
Parent	Introduction
Parent Acquisition Proposal	Section 6.6(b)
Parent Board	Section 6.8
Parent Board Recommendation	Section 6.8
Parent Designee	Section 6.15(b)
Parent Related Parties	Section 5.9

Term	Section
Parent Related Party Transactions	Section 5.9
Parent SEC Reports	Section 5.7
Parent Shareholders Meeting	Section 6.8
Parties	Introduction
Patents	Section 1.1
PIPE Financing	Recitals
PIPE Financing Amount	Recitals
Plan of Merger	Section 2.1(b)(i)
Post-Signing Company Financial Statements	Section 6.13(a)
Privacy and Data Security Policies	Section 3.20(a)
Prospectus	Section 9.18
Public Shareholders	Section 9.18
RCS	Introduction
Redemption	Recitals
Related Parties	Section 3.19
Related Party Transactions	Section 3.19
Related Proceeding	Section 9.16
Second Merger	Recitals
Second Merger Documents	Section 2.1(f)(i)
Second Merger Effective Time	Section 2.1(f)(i)
Second Merger Surviving Company	Section 2.1(f)(ii)
Signing Filing	Section 6.4(b)
Signing Press Release	Section 6.4(b)
Sponsor	Recitals
Sponsor Letter Agreement	Recitals
Sponsor Shares	Recitals
Sponsor Warrants	Recitals
Staff	Section 5.12(d)
Statement	Section 5.12(d)
Subscription Agreements	Recitals
Termination Date	Section 8.1(e)
TopCo	Introduction
TopCo Board	Section 6.15(a)
TopCo Incentive Equity Plan	Section 6.10
Transaction Proposals	Section 6.8
Transition Services Agreement	Section 6.18(d)
Trust Account	Section 9.18
Trust Account Released Claims	Section 9.18
Trust Agreement	Section 5.8
Trustee	Section 5.8
Warrant Assumption Agreement	Section 2.5

ARTICLE 2

MERGERS

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order of the subsections in this Section 2.1:

(a) Election. On the Closing Date, TopCo shall file an election with the Internal Revenue Service on Internal Revenue Service Form 8832 pursuant to Treasury Regulations Section 301.7701-3(c), substantially in the form attached hereto as Exhibit B and effective as of the date of the First Merger Effective Time, to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

(b) First Merger.

(i) At least one month prior to the Approval Date, Parent and TopCo shall cause draft terms of merger, in substantially the form attached hereto as Exhibit C (with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Islands Act and the Luxembourg Company Law, the “Plan of Merger”), along with all other documentation and declarations required under the Luxembourg Company Law in connection with the First Merger, to be duly executed and properly filed with the RCS and published on the RESA, in accordance with the relevant provisions of the Luxembourg Company Law (together, the “Luxembourg Merger Documents”). The First Merger will be approved by TopCo through the First Merger Shareholder Resolution on the Approval Date but the First Merger Shareholder Resolution shall only become effective seven (7) Business Days after the Approval Date following its prior publication in the RESA and subject to (i) the execution of a plan of merger in substantially the form attached hereto as Exhibit G by each of TopCo and Parent (with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Islands Act and the Luxembourg Company Law or otherwise agreed between TopCo and Parent, the “Cayman Plan of Merger”) and the registration of such Cayman Plan of Merger and the filing of the other documents required under the Cayman Islands Act with the Registrar of Companies of the Cayman Islands in accordance with the applicable provisions of the Companies Act (such other documents, together with the Plan of Merger, the “Cayman Merger Documents” and together with the Luxembourg Merger Documents, the “First Merger Documents”) on such date (the time the First Merger becomes effective being referred to herein as the “First Merger Effective Time”), (ii) the delivery, on such date, by Parent to TopCo of (x) a legal opinion from Walkers (Cayman) LLP (in a form reasonably acceptable to TopCo and the Company) regarding the completion of the steps required under the Cayman Islands Act to consummate the First Merger and (y) a certificate evidencing the registration of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands as soon as possible after the First Merger Effective Time (it being understood that delivery of such certificate shall not be a condition precedent to the First Merger Effective Time).

(ii) In accordance with the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Act”) and the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Luxembourg Company Law”), (A) on the Approval Date, the sole shareholder of TopCo shall pass a shareholder resolution in front of a Luxembourg notary (the “First Merger Shareholder Resolution”) to approve, the First Merger (including the Plan of Merger and the Luxembourg Merger Documents) and the resulting increase in the capital of TopCo and, (B) at the First Merger Effective Time, Parent shall merge with and into TopCo. Following the First Merger Effective Time, the separate existence of Parent shall cease and TopCo shall continue as the surviving entity of the First Merger (the “First Surviving Company”) and shall succeed to and assume all the rights and obligations of Parent in accordance with the Cayman Islands Act and the Luxembourg Company Law.

(iii) The First Merger shall have the effects as provided in this Agreement, in the First Merger Documents and in the applicable provisions of the Cayman Islands Act and the Luxembourg Company Law. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of Parent shall vest in the First Surviving Company and all debts, liabilities and duties of Parent shall become the debts, liabilities, obligations and duties of the First Surviving Company.

(iv) At the First Merger Effective Time, the Governing Documents of TopCo as amended pursuant to the First Merger Documents shall be the Governing Documents of the First Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the First Merger Effective Time, the sole chairman (président) of TopCo immediately prior to the First Merger Effective Time shall remain the sole chairman (president) of the First Surviving Company, to hold office in accordance with the Governing Documents of First Surviving Company.

(vi) At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each Parent Share (other than such shares cancelled pursuant to Section 2.1(b)(vii)) issued and outstanding as of immediately prior to the First Merger Effective Time shall be automatically cancelled and extinguished and exchanged for one ordinary share of First Surviving Company (the “First Merger Consideration”). From and after the First Merger Effective Time, all outstanding Parent Shares shall automatically cease to exist, and such Person that, immediately prior to the First Merger Effective Time, was registered as a holder of the Parent Shares in the register of members of Parent shall thereafter cease to be a member of Parent and shall cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable Law.

(vii) At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each Parent Share held immediately prior to the First Merger Effective Time by Parent as treasury shares shall be cancelled and surrendered (as applicable), and no consideration shall be paid with respect thereto.

(viii) If after the date hereof and prior to the First Merger Effective Time Parent pays a share dividend in, sub-divides, consolidates into a smaller number of shares, or issues by reclassification, any Parent Shares, then the First Merger Consideration will be appropriately adjusted to provide to the holders of the Parent Shares the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the First Merger Consideration, subject to further adjustment in accordance with this provision.

(c) Redemption. On the Approval Date, TopCo will resolve to redeem and cancel the shares held by its initial sole shareholder and proceed with a reduction of its share capital for an amount equal to the nominal value of these redeemed shares, such Redemption becoming effective immediately after the First Merger Effective Time.

(d) Change in Legal Form of TopCo. On the Approval Date, TopCo shall resolve to (i) change its legal form from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) and (ii) amend and restate its Governing Documents, substantially in the forms attached hereto as Exhibit D (the “Agreed TopCo Governing Documents”), such steps becoming effective on the Closing Date immediately after giving effect to the First Merger and the Redemption, and, the Agreed TopCo Governing Documents as so amended and restated, shall be the Governing Documents of TopCo until thereafter amended in accordance with the terms thereof and applicable Law.

(e) PIPE Financing. In accordance with the Luxembourg Company Law, after the Conversion and prior to the Second Merger Effective Time, (i) TopCo shall issue the relevant number of TopCo Ordinary Shares for the PIPE Financing and (ii) the Governing Documents of TopCo shall be amended accordingly to reflect the resulting capital increase, subject to the Aggregate PIPE Proceeds, the executed Subscription Agreements and all documentation and other information regarding the Investors which may be reasonably requested by TopCo in connection with any applicable “know your customer” and anti-money laundering rules and regulations having been received prior thereto; provided, that in no event shall the Aggregate PIPE Proceeds (or any portion thereof) be held in a bank account of TopCo until after the Conversion.

(f) Second Merger.

(i) At least one month prior to the Approval Date, the Company and TopCo shall cause draft terms of merger, in a form reasonably satisfactory to the Company and TopCo (with such modifications, amendments or supplements thereto as may be required to comply with the Luxembourg Company Law), along with all other documentation and declarations required under the Luxembourg Company Law in connection with the Second Merger and not waived by its shareholders, to be duly executed and properly filed with the RCS and published in the RESA to the extent required by the Luxembourg Company Law as well as made available at the registered offices of the Company and TopCo, in accordance with the relevant provisions of the Luxembourg Company Law (together, the “Second Merger Documents”). The Second Merger will be approved through the Second Merger Shareholder Resolution on the Approval Date but it shall become effective on the Closing Date immediately after giving effect to the First Merger, the Redemption, the Conversion and the PIPE Financing (the time the Second Merger becomes effective being referred to herein as the “Second Merger Effective Time”). The effectiveness of the First Merger, the Redemption, the Conversion, the PIPE Financing and the Second Merger shall be acknowledged in front of a Luxembourg notary on the Closing Date.

(ii) In accordance with the Luxembourg Company Law, on the Approval Date, the sole shareholder of TopCo shall pass a shareholder resolution in front of a Luxembourg notary (the “Second Merger Shareholder Resolution”) to approve, inter alia, the Second Merger and, at the Second Merger Effective Time, the Company shall merge with and into TopCo, subject to the First Merger, the Redemption, the Conversion, and the PIPE Financing issuance having become effective previously. Following the Second Merger Effective Time, the separate existence of the Company shall cease and TopCo shall continue as the surviving entity of the Second Merger (the “Second Merger Surviving Company”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the Luxembourg Company Law.

(iii) The Second Merger shall have the effects as provided in this Agreement, in the Second Merger Documents and in the applicable provisions of the Luxembourg Company Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of the Company shall vest in the Second Merger Surviving Company and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Second Merger Surviving Company.

(iv) At the Second Merger Effective Time, the Governing Documents of TopCo shall be the Governing Documents of the Second Merger Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v) At the Second Merger Effective Time, (A) the directors of TopCo immediately following the Second Merger Effective Time shall be appointed in accordance with Section 6.15, each to hold office in accordance with the Governing Documents of the Second Merger Surviving Company and (B) the officers of TopCo immediately following the Second Merger Effective Time shall be the officers of the Company as of immediately prior to the Second Merger Effective Time or such other officers as determined by the TopCo Board as of immediately following the Second Merger Effective Time, each to hold office in accordance with the Governing Documents of the Second Merger Surviving Company until such officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi) At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any other Person, each issued and outstanding Company Share shall be automatically cancelled and extinguished and exchanged for a portion of the Exchange Consideration and the Earn Out Consideration in accordance with the Allocation Schedule and Section 2.2 (the “Exchange”).

Section 2.2 Allocation Schedule. The Company acknowledges and agrees that the Exchange Consideration and the Earn Out Consideration shall be allocated among the Company Shareholders pursuant to Section 3.2(a) of the Company Disclosure Schedule (the “Allocation Schedule”) as a consequence of the Second Merger and such allocation (i) is and will be in accordance with the Governing Documents of the Company, the Company Shareholders Agreement and applicable Laws, (ii) does and will set forth the portion of the Exchange Consideration and the Earn Out Consideration allocated to each Company Shareholder and the portion of the Base Exchange Value allocated to each other Person set forth thereon and (iii) is and will otherwise be accurate; provided, that if there is any (a) Pre-Closing Equity Financing or (b) permitted transfers by Company Shareholders pursuant Section 8.3 of the Framework Agreement, then the values specified in the Allocation Schedule will be adjusted equitably by agreement of the parties hereto to reflect the Pre-Closing Equity Financing or the permitted transfers, as applicable (it being understood and agreed, for the avoidance of doubt, that any such changes in connection with a Pre-Closing Equity Financing or permitted transfers shall be limited to changes to the allocation of the Exchange Consideration and the Earn Out Consideration among the Company Shareholders (or their permitted transferees) and not to the aggregate amount of such Exchange Consideration or Earn Out Consideration).

Section 2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as Parent and the Company may agree in writing; provided that any notarial deed relating to TopCo or the Company as provided for under the provisions of Section 2.1 shall be published in the RESA prior to the Closing; provided, further, that notarial deeds relating to TopCo or the Company as provided for under the provisions of Section 2.1 will be signed in person in wet-ink (under proxy).

Section 2.4 Withholding. Parent, TopCo and any other withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5 Parent Warrants. As a result of the First Merger and without any action of any Party or any other Person (but without limiting the obligations of TopCo pursuant to the last sentence of this Section 2.5), each Parent Warrant that is outstanding immediately prior to the First Merger Effective Time shall automatically cease to represent a right to acquire Parent Class A Shares and shall automatically represent, immediately following the First Merger Effective Time, a right to acquire TopCo Ordinary Shares (a “Converted Warrant”) on the same contractual terms and conditions as were in effect immediately prior to the First Merger Effective Time under the terms of the Warrant Agreement; provided, that, each Converted Warrant: (a) shall represent the right to acquire the number of TopCo Ordinary Shares equal to the number of Parent Class A Shares subject to each such Parent Warrant immediately prior to the First Merger Effective Time; (b) shall have an exercise price of $11.50 per whole warrant required to purchase one TopCo Ordinary Share; and (c) shall expire on the five (5) year anniversary of the Closing Date. TopCo shall enter into a warrant assumption agreement (the “Warrant Assumption Agreement”) as of immediately prior the First Merger Effective Time, such assumption agreement to be substantially in the form attached hereto as Exhibit E.

Section 2.6 Earn Out.

(a) Subject to and conditioned upon the occurrence of the Closing, at the Second Merger Effective Time, TopCo shall issue the Earn Out Shares to the Company Shareholders in accordance with the Allocation Schedule and Section 2.2, which shall be unvested and shall be subject to the following transfer restrictions, vesting and buyback provisions:

(i) If, at any time during the five (5) years following the Closing (the “Vesting Period”), the TopCo Ordinary Share Price is at or above a VWAP of $15.00 per share for any ten (10) trading days within any twenty (20) trading day period, one-half (1/2) of the Earn Out Shares shall immediately vest and no longer be subject to the Buyback and the transfer restrictions provided for in Section 2.6(b) and Section 2.6(c), respectively.

(ii) If, at any time during the Vesting Period, the TopCo Ordinary Share Price is at or above a VWAP of $20.00 per share for any ten (10) trading days within any twenty (20) trading day period, all remaining unvested Earn Out Shares shall immediately vest and no longer be subject to the Buyback and the transfer restrictions provided for in Section 2.6(b) and Section 2.6(c), respectively.

(b) The Earn Out Shares that do not vest in accordance with Section 2.6(a)(i) and Section 2.6(a)(ii) during the Vesting Period are transferred back to TopCo in accordance with TopCo’s governing documents in view of their cancellation for a consideration equal to their nominal value, payable on such date, and shall be cancelled as soon as practicable by TopCo and without any encumbrance, third party right, further right, obligation or liability of any kind or nature on the part of TopCo or any of the Company Shareholders (the “Buyback”).

(c) Subject to the limitations contemplated herein, each Company Shareholder issued Earn Out Shares upon the Closing shall be entitled to the voting and dividend rights generally granted to holders of TopCo Ordinary Shares; provided that the Earn Out Shares shall not entitle the holder thereof to, without limiting Section 2.6(d), any consideration in connection with any sale or other transaction and may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by such Person or be subject to execution, attachment or similar process without the consent of TopCo, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such Earn Out Shares shall be null and void; provided, that, notwithstanding the foregoing, transfers, assignments and sales by the holders of the Earn Out Shares are permitted (i) in the case of an holder who is individual, by gift to a member of such holder’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person or to a charitable organization; (ii) in the case of an holder who is individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of an holder who is individual, pursuant to a qualified domestic relations order; (iv) by virtue of the holder’s organizational documents upon the winding up and subsequent liquidation or dissolution of such holder; (v) to TopCo for a price not exceeding the nominal value of such Earn Out Shares; and (vi) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of TopCo shareholders having the right to exchange their TopCo Ordinary Shares for cash, securities or other property subsequent to the completion of the transactions contemplated by this Agreement; provided, however, that in the case of clauses (i) through (iv) these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

(d) In the event that there is a Company Sale after the Closing and during the Vesting Period that will result in the holders of TopCo Ordinary Shares receiving a Company Sale Price equal to or in excess of the applicable price per share set forth set forth in Section 2.6(a)(i) and Section 2.6(a)(ii), then immediately prior to the consummation of the Company Sale any such vesting of Earn Out Shares set forth herein that has not previously occurred shall be deemed to have occurred and the holders of such Earn Out Shares shall be eligible to participate in such Company Sale.

(e) If, during the Vesting Period, the outstanding TopCo Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (other than, for the avoidance of doubt, a Company Sale), then the applicable price per share set forth set forth in this Section 2.6 will be equitably adjusted to reflect such change.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 9.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to Parent, in each case, as of the date hereof and as of the Closing, as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Group Companies and the Company Shareholders Agreement have been made available to Parent, in each case, as amended and in effect as of the date hereof. The Governing Documents of the Group Companies and the Company Shareholders Agreement are in full force and effect, and no Group Company is in breach or violation of any provision set forth in their respective Governing Documents or in material breach of the Company Shareholders Agreement.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and, if applicable, in good standing would not have a Company Material Adverse Effect.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedule sets forth, as of the date hereof, and the Allocation Schedule sets forth, as of immediately prior to the Closing, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and (ii) the identity of the Persons that are the legal and beneficial owners thereof, (iii) with respect to any Company Warrants, the exercise price thereof and (iv) with respect to any Company Convertible Loans, the conversion price thereof. All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of the Company (A) were not issued in violation of the Governing Documents of the Company or the Company Shareholders Agreement or any other Contract to which the Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance with applicable Law, including Securities Laws and (D) are free and clear of all Liens (other than Liens under applicable Securities Laws or the Company Shareholders Agreement (which Liens under the Company Shareholders Agreement will no longer be effective as of the Closing upon the termination of the Company Shareholders Agreement pursuant to the Framework Agreement)). Except for the warrants and the convertible loans set forth on Section 3.2(a) of the Company Disclosure Schedule (respectively, the “Company Warrants” and the “Company Convertible Loans”) (as in effect as of the date hereof) (which shall be treated as provided in the Framework Agreement), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company, except as set out in the Company Shareholders Agreement. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities apart from the Company Shareholders Agreement, the Company Warrants and the Company Convertible Loans.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities a Subsidiary of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of a Subsidiary of the Company.

(c) Except as set forth in Section 3.2(d) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture or has any obligation to make any capital contribution to, or invest in, any Person.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth a list of all (i) Indebtedness of the Group Companies and Company as of the date hereof, including the principal amount of such Indebtedness, the outstanding balance as of November 30, 2021, the pro forma balance estimates as of the Closing based on the outstanding balance as of November 30, 2021 and the debtor and the creditor thereof and (ii) Company Expenses, as of the date hereof, including that the amounts thereof and the Persons such amounts are owed to.

Section 3.3 Authority. Each Group Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which each Group Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of such Group Company. This Agreement and each Ancillary Document to which each Group Company is or will be a party has been or will be upon execution thereof, as applicable, duly and validly executed and delivered by such Group Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, (assuming that this Agreement and the Ancillary Documents to which such Group Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against such Group Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Parent a true and complete copy of (i) the audited consolidated balance sheet of the Group Companies as of December 31, 2019 and December 31, 2020 and the related audited consolidated statements of income and cash flows of the Group Companies for the year then ended and (ii) the unaudited consolidated balance sheet (the “Latest Balance Sheet”) and the related unaudited consolidated statements of income and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of each fiscal quarter that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by TopCo or Parent with the SEC (including for each fiscal quarter of the year ended December 31, 2020) if such Registration Statement / Proxy Statement was to be filed as of the date hereof (clauses (i) and (ii), together, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedule and, in the case of clause (i), will contain an unqualified report of the Company’s auditors when delivered following the date of this Agreement in accordance with Section 6.13. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein and (C) in the case of clause (i), has been audited in accordance with the standards of the PCAOB.

(b) The Post-Signing Company Financial Statements, when delivered following the date of this Agreement in accordance with Section 6.13, (i) will be prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein and, (iii) will, if applicable, be audited in accordance with the standards of the PCAOB.

(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, since December 31, 2018, no Group Company has received any written or, to the Company’s knowledge, oral complaint, allegation, assertion or claim that there is (A) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (B) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (C) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Group Company with respect to a Group Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which such Group Company is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, and the applicable requirements of the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq and Nasdaq First North to permit TopCo Ordinary Shares to be issued in accordance with this Agreement to be listed on each of Nasdaq and Nasdaq First North, as applicable, (iv) filing of the First Merger Documents and the Second Merger Documents under the applicable law of the Cayman Islands or of Luxembourg, as applicable, or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Neither the execution, delivery or performance by each Group Company of this Agreement nor the Ancillary Documents, as applicable, to which such Group Company is or will be a party nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of such Group Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Group Company Permits, (iii) violate, or constitute breach under, any Order or applicable Law to which any Group Company or any of it properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.6 Permits. Each of the Group Companies has, maintains, and updates, as needed, all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not be material to the Group Companies, taken as a whole. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party or otherwise bound (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date hereof that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedule if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company, in excess of $2,500,000, other than such obligations by and among any of the Group Companies;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,500,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv) any material joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research and development or other similar Contract;

(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of TopCo or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect TopCo, or any of its Affiliates after the Closing;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $1,500,000 annually or (B) $3,000,000 over the life of the agreement;

(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $1,000,000;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which any Group Company (or TopCo or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property;

(xi) any agreement for the employment or engagement of any individual service provider of any Group Company that (A) provides for annual base compensation in excess of $250,000, (B) provides for the payment or accelerated vesting of any form of compensation or benefits upon the consummation of the transactions contemplated hereby, or (C) cannot be terminated by any Group Company without severance or similar separation payments or material penalty on notice of thirty (30) days or less;

(xii) any Contract for the disposition of any material portion of the assets or business of any Group Company or for the acquisition by any Group Company of the material assets or business of any other Person (other than acquisitions or dispositions of raw materials and inventory made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiii) any collective bargaining agreement or other Contract with any labor union, labor organization, works council or other employee representative (each a “CBA”);

(xiv) any settlement, coexistence, covenant not to sue, consent to use, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date hereof, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or TopCo or any of its Affiliates after the Closing);

(xv) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $1,000,000 or (B) aggregate payments to or from any Group Company in excess of $1,500,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice;

(xvi) any Contract with any Material Supplier or Material Partner; and

(xvii) any Contract (A) under which Intellectual Property of a third party is licensed to a Group Company (other than non-exclusive licenses of or grants of rights to Intellectual Property ancillary to commercial agreements entered into in the ordinary course of business and Off-the-Shelf Software), (B) under which any Person has developed or has been engaged to develop any Intellectual Property for a Group Company (excluding agreements with employees and contractors entered into in the ordinary course of business on standard forms of agreement under which such employees and contractors assign rights in all developed material Intellectual Property to a Group Company) or under which any Group Company has developed or has been engaged to develop any material Intellectual Property for any Person, and (C) under which a Group Company has licensed Company Owned Intellectual Property to a third party (other than non-exclusive licenses of or grants of rights to Intellectual Property ancillary to commercial agreements entered into in the ordinary course of business).

(b) The Material Contracts are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. No Group Company has any present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Group Company under any Material Contract, and, to the knowledge of the Company, no facts exist which would render such performance unlikely (including as a result of COVID-19 or COVID-19 Measures). None of the Group Companies or, to the knowledge of the Company, the other parties thereto are in material breach or default under any Material Contract and, to the knowledge of the Company, no event has occurred which would permit termination, modification or acceleration of any material term or condition of any Material Contract by any party thereto except as would not reasonably be expected to be material to the Group Companies taken as a whole. None of the Group Companies has given notice of its intent to terminate, modify, amend any material term or condition of, or otherwise materially alter the terms and conditions of, any Material Contract or has received any such notice from any other party thereto.

Section 3.8 Absence of Changes. During the period beginning on December 31, 2020 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Parent if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b)(i), (iv)(A), (v), or (xiv).

Section 3.9 Litigation. Except as set forth on Section 3.9 of the Company Disclosure Schedules, there is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company (including all applicable COVID-19 Measures) and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a)(i) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction) and separately identifies any material Employee Benefit Plan sponsored by an ERISA Affiliate of any Group Company in which the Company or a Group Company is a participating employer. No Employee Benefit Plan is sponsored or contributed to solely by any Group Company. With respect to each material Employee Benefit Plan, the Group Companies have provided Parent with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.

(b) No Employee Benefit Plan is, and no Group Company has any Liability (including on account of an ERISA Affiliate) with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Employee Benefit Plan provides, and no Group Company has any Liabilities to provide, any retiree, post-employment or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Except as set forth on Section 3.11(c) of the Company Disclosure Schedules, ach Employee Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and in compliance with the applicable requirements of ERISA, the Code, and other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, and nothing has occurred that would reasonably be expected to adversely affect the qualified status thereof. None of the Group Companies has incurred (whether or not assessed), or is reasonably expected to incur or be subject to, any penalty or Tax under Section 4975, 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) There are no pending or, to the Company’s knowledge, threatened, Proceedings or claims with respect to any Employee Benefit Plan (other than routine claims for benefits) and, to the Company’s knowledge, there are no facts or circumstances that would reasonably be expected to give rise to any such Proceedings or claims. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements, premiums and benefit payments that are due have been timely made or, if not yet due, properly accrued.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any Indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iv) limit or restrict the right of any Group Company to merge, amend or terminate any Employee Benefit Plan.

(f) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g) Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such Employee Benefit Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. No amounts paid or payable by any Group Company are subject to any Tax or penalty imposed under Section 457A of the Code.

(h) The Group Companies have no obligation to reimburse, indemnify or make any “gross-up” or similar payment in respect of any taxes that may become payable, including under Section 4999 or 409A of the Code.

(i) Without limiting the foregoing: (i) each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity; (ii) no Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, jubilee, gratuity or similar plan or arrangement or has any material unfunded or underfunded Liabilities; (iii) all contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued; and (iv) at all relevant times, all material benefit payments under Foreign Benefit Plans have been adjusted regularly.

Section 3.12 Environmental Matters.

(a) The Group Companies are (and since December 31, 2018 have been) in compliance in all material respects with all Environmental Laws, which compliance includes obtaining, maintaining and complying in all material respects with all Permits required under Environmental Laws.

(b) None of the Group Companies have received any written notice, report or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any material respect of, or a failure to comply in any material respect with, or a material Liability under, any Environmental Laws.

(c) There is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company pursuant to Environmental Laws.

(d) There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances so as to give rise to any material Liabilities of any Group Company under any Environmental Laws.

(e) The Group Companies have made available to Parent copies of all environmental, health or safety assessments, audits and reports and all other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) Company Licensed Intellectual Property and (iii) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date hereof. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date hereof, (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) As of the date of this Agreement, all necessary fees and filings with respect to any Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, there are no material Proceedings, including litigations, interference, re-examination, reissue, opposition, nullity or cancellation proceedings pending, that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c) The Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens). For all Company Patents, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer, development partner or commercialization partner the right to use any material Company Product or service on anything other than a non-exclusive basis. Each Group Company exclusively owns all right, title and interest in and to, or has a valid and enforceable right to use, all of the Intellectual Property Rights used in or held for use in the operation of its business as currently conducted in all material respects free and clear of all Liens other than Permitted Liens. The Company Owned Intellectual Property is, valid, subsisting and enforceable, and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property, all other Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(d) Each Group Company’s current and former employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Owned Intellectual Property (each such person, a “Creator”) have signed a written agreement providing for the assignment of all Intellectual Property created by such Creator within the scope of such Creator’s duties to the Group Companies and prohibiting such Creator from using or disclosing the trade secrets and confidential information of all Group Companies. To the Company’s knowledge, no Creator is in violation of such agreement.

(e) Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(g) To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h) Since December 31, 2018, there is no material Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since December 31, 2018, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(j) To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole.

(k) No Group Company has accessed, used, modified, linked to, created derivative works from any Software in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property, or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14 Labor Matters.

(a) Since December 31, 2018, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages, salaries, or other compensation for services, or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b) Since December 31, 2018, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c) No Group Company is a party to or bound by any CBA nor any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. No employees of the Group Companies are represented by any labor union, works council, or other labor organization with respect to their employment with the Group Companies. Since December 31, 2018, there have been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company. With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied in all material respects any notice, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Law, CBA or other Contract.

(d) To the Company’s knowledge, no current employee of the Group Companies with annualized compensation at or above $250,000 intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(e) The Group Companies are, and since December 31, 2018 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, and wages and hours.

(f) No director, officer, or other senior level employee of the Group Companies has (i) engaged in sexual harassment, gender discrimination, unwanted touching, or sexual activities or a physical or romantic relationship with any employee of the Group Companies, (ii) engaged in any violence, threats of violence, discrimination, retaliation or policy violation with any employee of the Group

Companies or (iii) entered into or been subject to any settlement agreement or out of court resolution relating to such matters. The Group Companies have promptly, thoroughly and impartially investigated all incidents and allegations of harassment (sexual or otherwise), violence, threats of violence, discrimination, retaliation or policy violation of which any of them is aware and have not entered into or been subject to any settlement agreement or out of court resolution relating to such matters. With respect to each such allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper action. The Group Companies do not reasonably expect any material Liabilities with respect to any such allegations and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.

(g) No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, material work schedule change, reduction in hours, reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related Liability with respect to COVID-19.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date hereof. All such policies are in full force and effect, all premiums due and payable thereon as of the date hereof have been paid in full as of the date hereof, and true and complete copies of all such policies have been made available to Parent. As of the date hereof, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has timely paid all income and other material amounts of Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c) No Group Company is currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) All material deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies have been paid in full or finally settled.

(e) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(f) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(g) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(h) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(i) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than a Contract entered into in the ordinary course of business that is not primarily related to Taxes), or otherwise by operation of Law.

(k) No claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been fully resolved or withdrawn.

(l) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(m) No Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. No Group Company will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(n) Each Group Company is tax resident only in its jurisdiction of formation.

(o) The Company is not and has not been a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(p) No Group Company has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Documents that could reasonably be expected to prevent the Election, the First Merger, the Conversion or the Second Merger from qualifying for the Intended U.S. Tax Treatment.

Section 3.17 Brokers. Except as set forth on Section 3.17 of the Company Disclosure Schedules none of Parent, TopCo or any Group Company shall be obligated to pay or bear any brokerage, finder’s or other fee or commission to any broker, finder, investment banker or other Person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Group Companies or, to the knowledge of the Company, any of their respective Affiliates.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. No Group Company owns any real property.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases (including amendments, if applicable) have been made available to Parent. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Leased Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Group Companies. There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by, any party to such Real Property Leases.

(c) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies, except for assets disposed of in the ordinary course of business, free and clear of any and all Liens (other than Permitted Liens). The Group Companies own, have a valid leasehold interest in, or have a valid license to use, all of the properties, assets and rights, whether tangible or intangible, that are currently used in or are necessary for the conduct of their business as presently conducted in all material reports. Each material tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to reasonable wear and tear), is suitable for the purposes for which it is presently used and all such material tangible and intangible assets are sufficient for the conduct of the business of the Group Companies as currently conducted and proposed to be conducted in all material reports.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (the Persons identified in this clause (b), “Related Parties”), other than (i) (A)

Contracts with respect to a Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies or (B) Contracts with respect to Equity Securities of any Group Company, in the case of each of the foregoing clauses (A) and (B), each of which has been provided to Parent prior to the date hereof, (ii) any Ancillary Document and (iii) Contracts entered into after the date hereof that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b). No Related Party (A) owns any interest in any material asset used in the business of the Group Companies, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date hereof that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) Each Group Company has implemented adequate written policies relating to the Processing of Personal Data (“Privacy and Data Security Policies”) compliant with all Laws related to the Processing of Personal Data. Each Group Company is, and has been since December 31, 2018, in compliance with (i) all applicable Laws related to the Processing of Personal Data, (ii) Privacy and Data Security Policies, and (iii) contractual obligations of the Group Companies related to the Processing of Personal Data, in each case of (i)-(iii), in all material respects.

(b) There are no pending, nor have there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity, foreign or domestic; or (iv) any regulatory or self-regulatory entity alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Policies.

(c) (i) Since December 31, 2018, there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and any of its contractors with regard to any Personal Data obtained from or on behalf of a Group Company and (ii) there have been no unauthorized intrusions, loss of data, or breaches of security into any Group Company IT Systems, except, in the case of clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) Each Group Company owns or has license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since December 31, 2018, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii) or any country or territory which is or has, since December 31, 2018, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela and Syria).

(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by the Group Companies expressly for inclusion prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Parent Holders or at the time of the Parent Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23 Regulatory Compliance.

(a) Section 3.23(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a complete and correct list of all material Regulatory Permits held by the Group Companies, which are the only Regulatory Permits that are necessary for the Group Companies to conduct the business of the Group Companies. The Group Companies and the Company Products are in compliance in all material respects with all Regulatory Permits, and no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company or a Company Product to be in compliance in all material respects with the terms of any such Regulatory Permit. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending, varying or revoking any Regulatory Permit and (ii) each third party that is a manufacturer, contractor or agent for the Group Companies is in compliance in all material respects with all Regulatory Permits required by all Public Health Laws insofar as they reasonably pertain to the Group Companies or Company Products.

(b) No Group Company has received any communications, written or oral, from FDA or any other Governmental Entity indicating that FDA or such other Governmental Entity has questions or concerns with respect to (i) the approvability of any pending biologics license applications or planned supplemental biologics license applications or marketing authorization applications in any jurisdiction; or (ii) the discharge of any post-marketing commitments to which any Group Company or any of its marketing partners has agreed or intends to agree in conjunction with any pending biologics license applications or marketing authorization applications in any jurisdiction.

(c) There is no act, omission, event or circumstance of which the Company has knowledge that would reasonably be expected to give rise to or lead to any material Proceeding against any Group Company or Company Product related to compliance with Public Health Laws. To the Company’s knowledge, the Group Companies do not have any Liability for failure to comply with any Public Health Laws.

(d) All Company Products are developed, investigated, manufactured, prepared, packaged, tested, labeled and distributed in compliance in all material respects with the Public Health Laws or any comparable Law.

(e) To the knowledge of the Company, the clinical trials conducted by or on behalf of the Group Companies are being and have been conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements and Laws of administered by FDA and any comparable Governmental Entity.

(f) To the knowledge of the Company, as of the date of this Agreement, no Group Company, nor any clinical trial site conducting a clinical trial sponsored by any Group Company, is undergoing any inspection related to any Company Product or any clinical trial sponsored by any Group Company, or any other Governmental Entity investigation, other than identified pre-license inspections by FDA with respect to the pending biologics license application.

(g) Since December 31, 2018, the Group Companies have not distributed any Company Products that were upon their shipment by any Group Company adulterated or misbranded in violation of 21 U.S.C. § 331 or any other Governmental Entity’s jurisdiction. No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, manufacturing or distribution, and there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, public health notification, safety alert or suspension of manufacturing or other activity relating to any Company Product or (ii) a termination, seizure or suspension of researching, clinical investigation, manufacturing or distributing of any Company Product, in either case, except as would not have a Company Material Adverse Effect. As of the date of this Agreement, no proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product are pending or threatened against the Group Companies.

(h) Neither the Group Companies nor any of its directors, managers, officers, employees, individual independent contractors or other service providers, including clinical trial investigators, coordinators, monitors, Company Products or services, (i) have been excluded, disqualified, or debarred from any federal healthcare program (including Medicare or Medicaid) or any other federal program or any other healthcare program or reimbursement regulation or agreement or equivalent foreign program and (ii) have received notice from the FDA, any other Governmental Entity or any health insurance institution with respect to debarment, disqualification or restriction. None of the Group Companies nor any of their officers, directors, employees, agents or contractors have been convicted of any crime or engaged in any conduct for which (A) debarment is mandated or permitted by 21 U.S.C. § 335a or (B) such Person could be excluded from participating in the federal healthcare programs under Section 1128 of the Social Security Act or any similar law. No officer and, to the knowledge of the Company, no other employee or agent of any Group Company has (x) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; (y) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or (z) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to refuse to grant a Regulatory Permit for any Company Product.

(i) No event has occurred or condition or state of facts exists which would form a reasonable basis for product liability related, in whole or in part, to any of the Company Products or any of the Group Company’s services, nor is there any complaint, claim, litigation or other suit pending against any Group Company related to product liability for the Company Products or the Group Company’s services.

(j) The Group Companies have made available complete and accurate copies of representative documentation and information that provides information regarding the plans, status, and results of development, analysis, and other activities intended to support a biologics license application for the U.S. and any comparable applications for marketing authorization in other jurisdictions, summaries of regulatory interactions and communications, and the reasonably anticipated timeline for further development, submission, and regulatory review activities.

Section 3.24 Material Suppliers and Partners.

(a) Section 3.24(a) of the Company Disclosure Schedules sets forth a list of the Group Companies’ top 10 suppliers (each, a “Material Supplier”) as measured by the dollar amount of purchases therefrom, for (i) the twelve (12) months ended June 30, 2020 and (ii) the twelve (12) months ended June 30, 2021, showing the total purchases by the Group Companies from each such Material Supplier, during each such period. No Material Supplier has (a) terminated its relationship with any of the Group Companies, (b) materially reduced its business with any of the Group Companies or otherwise materially and adversely modified its relationship or terms with any of the Group Companies, (c) notified any of the Group Companies of its intention to take any such action and, to the knowledge of the Company, no such Material Supplier is contemplating such an action, (d) notified any of the Group Companies of any violations of such Materials Supplier’s user, usage or advertising policies (as applicable), or (e) to the knowledge of the Company prior to the execution and delivery of this Agreement, become insolvent or subject to bankruptcy proceedings.

(b) Section 3.24(b) of the Company Disclosure Schedules sets forth a list of the Group Companies’ top 10 customers, development partners or commercialization partners (each, a “Material Partner”) as measured by the dollar amount of payments therefrom to the Group Companies, for the for (i) the twelve (12) months ended June 30, 2020 and (ii) the twelve (12) months ended June 30, 2021, showing the total payments to the Group Companies from each such Material Partner, during each such period. No Material Partner has (a) terminated its relationship with any of the Group Companies, (b) materially reduced its business with any of the Group Companies or otherwise materially and adversely modified its relationship or terms with any of the Group Companies, (c) notified any of the Group Companies of its intention to take any such action and, to the knowledge of the Company, no such Material Partner is contemplating such an action, (d) notified any of the Group Companies of any violations of such Materials Partner’s user, usage or advertising policies (as applicable), or (e) to the knowledge of the Company prior to the execution and delivery of this Agreement, become insolvent or subject to bankruptcy proceedings.

Section 3.25 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of Parent and (ii) it has been furnished with or given access to such documents and information about Parent and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4, Article 5 and in the Ancillary Documents to which it is a party and no other representations or warranties of TopCo, Parent or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4, Article 5 and in the Ancillary Documents to which it is a party, neither TopCo, Parent nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3, ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO PARENT OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY PARENT IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3, ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY PARENT IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO TOPCO

Subject to Section 9.8, except as set forth in the Company Disclosure Schedules, each of the Company and TopCo hereby represents and warrants to Parent, in each case, as of the date hereof and as of the Closing, as follows:

Section 4.1 Corporate Organization. TopCo is a limited liability company duly incorporated and validly existing under the Laws of Luxembourg.

Section 4.2 Authority. TopCo has the requisite limited liability company power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which TopCo is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of TopCo (except for the First Merger, the Redemption, the Conversion and the Second Merger, which nonetheless require shareholder consent). This Agreement has been and each Ancillary Document to which TopCo is or will be a party, will be, upon execution thereof, duly and validly executed and delivered by TopCo, and constitutes or will constitute, upon execution thereof, as applicable, assuming due power and authority of, and due execution and delivery by, the Company and Parent, a valid, legal and binding agreement of TopCo (assuming this Agreement has been and the Ancillary Documents to which TopCo is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against TopCo in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Capitalization of TopCo.

(a) On the Closing Date, (i) immediately prior to the First Merger Effective Time, the authorized share capital of TopCo (excluding the issued share capital) shall consist of 6,000,000,000 TopCo Ordinary Shares and the issued share capital of TopCo shall consist of the Initial Shares, (ii) immediately following the Closing, all of the issued and outstanding TopCo Ordinary Shares (A) shall be duly authorized, validly issued, fully paid and nonassessable, (B) shall have been issued in compliance with applicable Law and (C) shall not have been issued in breach or violation of any preemptive rights or Contract.

(b) Except as set forth in the first sentence of this Section 4.3(a), immediately prior to the issuance of TopCo Ordinary Shares in accordance with this Agreement, there shall be no other shares of TopCo Ordinary Shares or other equity interests of TopCo issued or outstanding.

(c) Immediately prior to the issuance of TopCo Ordinary Shares in accordance with this Agreement, there shall be (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for TopCo Ordinary Shares or the Equity Securities of any of the Group Company, or any other Contracts to which TopCo or any of its Subsidiaries is a party or by which TopCo or any of its Subsidiaries is bound obligating TopCo or any of its Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, TopCo or any of its Subsidiaries, (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in TopCo or any of its Subsidiaries and (iii) no voting trusts, proxies or other Contracts with respect to the voting or transfer of TopCo Ordinary Shares.

Section 4.4 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of TopCo with respect to TopCo’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, and the applicable requirements of the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated by hereby or thereby, (iii) such filings with and approvals of Nasdaq and Nasdaq First North to permit TopCo Ordinary Shares to be issued in accordance with this Agreement to be listed on Nasdaq and Nasdaq First North, (iv) filing of the First Merger Documents and the Second Merger Documents under the applicable law of the Cayman Islands or of Luxembourg, as applicable, or (v) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Neither the execution, delivery or performance by TopCo of this Agreement nor the Ancillary Documents to which it is or will be a party nor the consummation of the transactions contemplated hereby and thereby will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in any breach of any provision of the TopCo Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of, any Contract to which TopCo is a party, (iii) violate, or constitute breach under, any Order or applicable Law to which TopCo or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens), except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 4.5 Business Activities. TopCo was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation, or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.6 Investment Company Act. TopCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case, within the meaning of the Investment Company Act.

Section 4.7 Tax Matters. TopCo has not taken or agreed to take any action not contemplated by this Agreement or any Ancillary Documents that could reasonably be expected to prevent the Election, the First Merger, the Conversion or the Second Merger from qualifying for the Intended U.S. Tax Treatment.

Section 4.8 Investigation; No Other Representations.

(a) TopCo, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of Parent and (ii) it has been furnished with or given access to such documents and information about Parent and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is a party, TopCo has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3, Article 5 and in the Ancillary Documents to which it is a party and no other representations or warranties of the Company, Parent or any other Person, either express or implied, and TopCo, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3, Article 5 and in the Ancillary Documents to which it is a party, neither the Company, Parent nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.9 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE 3, THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NEITHER TOPCO NOR ANY OTHER PERSON MAKES, AND TOPCO EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF TOPCO THAT HAVE BEEN MADE AVAILABLE TO PARENT OR IN ANY

PRESENTATION OF THE BUSINESS AND AFFAIRS OF TOPCO BY THE MANAGEMENT OF TOPCO OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY PARENT IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY TOPCO ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF TOPCO, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY PARENT IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES RELATING TO PARENT

(a) Subject to Section 9.8, except as set forth on the Parent Disclosure Schedules, or (b) except as set forth in any Parent SEC Reports, Parent represents and warrants to the Company and TopCo, in each case, as of the date hereof and as of the Closing, as follows (provided that no representation or warranty by Parent shall apply to any statement or information in the Parent SEC Reports that relates to the topics referenced in the Statement (or any subsequent guidance, statements or interpretations issued by the SEC, the Staff or otherwise relating thereto), nor shall any correction, amendment or restatement of Parent’s Financial Statements due wholly or in part to the Statement, nor any other effects that relate to or arise out of, or are in connection with or in response to, the Statement or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by Parent):

Section 5.1 Organization and Qualification. Parent is an exempted company duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation.

Section 5.2 Authority. Parent has the requisite exempted company power and authority to execute and deliver this Agreement, each of the Ancillary Documents to which Parent is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the applicable Parent Shareholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which Parent is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company action on the part of Parent. This Agreement has been and each Ancillary Document to which Parent is or will be a party will be upon execution thereof, duly and validly executed and delivered by Parent and constitutes or will constitute, upon execution thereof, as applicable, assuming due power and authority of, and due execution and delivery by, the Company, a valid, legal and binding agreement of Parent (assuming this Agreement has been and the Ancillary Documents to which Parent is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against Parent in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 5.3 Consents and Requisite Government Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Parent with respect to Parent’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this with this Agreement, the Ancillary Documents or the transactions contemplated by hereby or thereby, (iii) such filings with and approvals of Nasdaq and Nasdaq First North to permit TopCo Ordinary Shares to be issued in accordance with this Agreement to be listed on Nasdaq and Nasdaq First North, as applicable, (iv) filing of the First Merger Documents under the Cayman Islands Act, (v) the applicable Parent Shareholder Approval or (vi) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Parent Material Adverse Effect.

(b) Neither the execution, delivery or performance by Parent of this Agreement nor the Ancillary Documents to which Parent is or will be a party nor the consummation by Parent of the transactions contemplated hereby and thereby will (i) result in any breach of any provision of Parent’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which Parent is a party or by which Parent or any of its properties or assets are bound, (iii) violate, or constitute a breach under, any Order or applicable Law to which Parent or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of Parent, except in the case of clauses (ii) through (iv) above, as would not have a Parent Material Adverse Effect.

Section 5.4 Brokers. Except as set forth on Section 5.4 of the Parent Disclosure Schedules, none of Parent, TopCo or any Group Company shall be obligated to pay or bear any brokerage, finder’s or other fee or commission to any broker, finder, investment banker or other Person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or, to the knowledge of Parent, any of its respective Affiliates.

Section 5.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent expressly for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Parent Holders or at the time of the Parent Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6 Capitalization of Parent.

(a) Section 5.6(a) of the Parent Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Parent Shares and the Parent Warrants as of the date hereof. All outstanding Equity Securities of Parent (except to the extent such concepts are not applicable under the applicable Law of Parent’s jurisdiction of incorporation or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such

Equity Securities (i) were not issued in violation of the Governing Documents of Parent and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Parent or pursuant to any agreement filed by Parent with the SEC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or, (B) other than the Parent Warrants, options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Parent, and, except as expressly contemplated by this Agreement or the Ancillary Documents, there is no obligation of Parent, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Parent.

(b) As of the date hereof, Parent has no Subsidiaries and does not own, directly or indirectly, any Equity Securities in any Person.

Section 5.7 SEC Filings. Parent has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its incorporation (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Parent SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Parent SEC Reports”). Each of the Parent SEC Reports, as of their respective dates of filing, or, if amended, as of the date of any such amendment or filing that superseded the initial filing, complied and each of the Additional Parent SEC Reports, as of their respective dates of filing, or, if amended, as of the date of any such amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Parent SEC Reports or the Additional Parent SEC Reports. As of their respective dates of filing, or as of the date of any amendment if applicable, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports.

Section 5.8 Trust Account. As of the date hereof, Parent has an amount in cash in the Trust Account equal to at least $250,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Account Agreement, dated September 21, 2020, between Parent and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect or that would entitle any Person to any portion of the proceeds in the Trust Account, the Parent SEC Reports to be inaccurate in any material respect or, to Parent’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) Pre-Closing Parent Holders who shall have elected to redeem their Parent Class A Shares pursuant to the Governing Documents of Parent or (iii) if Parent fails to complete a Business Combination (as defined in the Trust Agreement) within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, Parent (in limited amounts to permit Parent to pay the expenses of the Trust Account’s liquidation and dissolution) and then the Pre-Closing Parent Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Parent and the Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There, as of the date hereof, are no claims or, to Parent’s knowledge, proceedings pending with respect to the Trust Account. Since September 21, 2020, Parent has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from Trust Account to (i) Pre-Closing Parent Holders who shall have elected to redeem their Parent Class A Shares pursuant to the Governing Documents of Parent, (ii) underwriters of Parent’s initial public offering for their deferred underwriting commissions and (iii) TopCo, each in accordance with the terms of and as set forth in the Trust Agreement, Parent shall have no further obligation (A) to Pre-Closing Parent Holders who shall have elected to redeem their Parent Class A Shares pursuant to the Governing Documents of Parent and (B) under either the Trust Agreement or the Governing Documents of Parent to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 5.9 Transactions with Affiliates. Section 5.9 of the Parent Disclosure Schedules sets forth all Contracts between (a) Parent, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including Sponsor) or Affiliate of either Parent or Sponsor, on the other hand (the Persons identified in this clause (b), “Parent Related Parties”), other than (i) Contracts with respect to a Parent Related Party’s employment with, or the provision of services to, Parent (including benefit plans, indemnification arrangements and other ordinary course compensation from) and (ii) Contracts entered into after the date hereof that are either permitted pursuant to Section 6.9 or entered into in accordance with Section 6.9. No Parent Related Party (A) owns any interest in any material asset used in the business of Parent, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, development partner, commercialization partner, lessor, lessee or competitor of Parent or (C) owes any material amount to, or is owed material any amount by, Parent. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.9 are referred to herein as “Parent Related Party Transactions”.

Section 5.10 Litigation. There is (and since its incorporation there has been) no Proceeding pending or, to Parent’s knowledge, threatened against or involving Parent that, if adversely decided or resolved, would be material to Parent. Neither Parent nor any of its properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by Parent pending against any other Person.

Section 5.11 Compliance with Applicable Law. Parent is (and since its incorporation has been) in compliance with all applicable Laws, except as would not have a Parent Material Adverse Effect.

Section 5.12 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its incorporation, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s Financial Statements for external purposes in accordance with GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent, in each case except as set forth in the Parent SEC Reports.

(b) Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its incorporation, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding Parent Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of Parent, threatened against Parent by NYSE or the SEC with respect to any intention by such entity to deregister Parent Class A Shares or prohibit or terminate the listing of Parent Class A Shares on NYSE. Parent has not taken any action that is designed to terminate the registration of Parent Class A Shares under the Exchange Act.

(d) The Parent SEC Reports contain true and complete copies of the applicable Parent Financial Statements. The financial statements of Parent included in the Parent SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. The Company acknowledges that (i) the staff of the SEC (the “Staff”) issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Reports and (iii) any restatement, revision or other modification of the Parent SEC Reports in connection with such review of the Statement or any other required changes in the Parent SEC Reports, including as a result of any order, directive, guideline, comment or recommendation from the SEC that is applicable to Parent shall be deemed not material for purposes of this Agreement, including with respect to Section 5.7 and this Section 5.12.

(e) Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Parent’s assets, in each case other than as set forth in the Parent SEC Reports. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained books and records of Parent in the ordinary course of business that accurately and fairly reflect the transactions and dispositions of the assets of Parent in all material respects.

(f) Except as set forth in Section 5.12(f) of the Parent Disclosure Schedules, since its incorporation, Parent has not received any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent, in each case other than as set forth in the Parent SEC Reports.

Section 5.13 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 5.13 of the Parent Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants and agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (c) set forth or disclosed in the Parent Financial Statements included in the Parent SEC Reports, (d) that have arisen since the date of the most recent balance sheet included in the Parent SEC Reports in the ordinary course of business, (e) either permitted to be incurred pursuant to Section 6.9 or incurred in accordance with Section 6.9 or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Parent, Parent has no Liabilities.

Section 5.14 Tax Matters.

(a) Parent has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Parent has timely paid all income and other material amounts of Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Parent has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) Parent is not currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) All material deficiencies asserted as a result of any examination of any Tax Returns of Parent have been paid in full or finally settled.

(e) Parent has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(f) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(g) Parent is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(h) There are no Liens for material Taxes on any assets of Parent other than Permitted Liens.

(i) During the two (2)-year period ending on the date of this Agreement, Parent was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j) Parent (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return and (ii) has not had any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than a Contract entered into in the ordinary course of business that is not primarily related to Taxes), or otherwise by operation of Law.

(k) No claims have ever been made by any Tax Authority in a jurisdiction where Parent does not file Tax Returns that Parent is or may be subject to taxation by that jurisdiction, which claims have not been fully resolved or withdrawn.

(l) Parent is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and Parent is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(m) Parent will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Parent will not be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.

(n) Parent is tax resident only in its jurisdiction of formation.

(o) Parent has neither taken nor agreed to take any action not contemplated by this Agreement or any Ancillary Documents that could reasonably be expected to prevent the Election, the First Merger, the Conversion or the Second Merger from qualifying for the Intended U.S. Tax Treatment.

Section 5.15 Investigation; No Other Representations.

(a) Parent, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is a party, Parent has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3, Article 4 or in the Ancillary Documents and no other representations or warranties of the Company, TopCo or any other Person, either express or implied, and Parent, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3, Article 4 or in the Ancillary Documents, neither the Company, TopCo nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 5.16 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR TOPCO OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 5 AND THE ANCILLARY DOCUMENTS, NEITHER PARENT NOR ANY OTHER PERSON MAKES, AND PARENT EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF PARENT THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR TOPCO OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF PARENT BY THE MANAGEMENT OF PARENT OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR TOPCO IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THE ARTICLE 5 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY PARENT ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF PARENT, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR TOPCO IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE 6

COVENANTS

Section 6.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement, any Ancillary Document, as required by applicable Law, as set forth on Section 6.1(a) of the Company Disclosure Schedules, or as consented to in writing by Parent (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets and properties of the Group Companies, taken as a whole.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.1(b) of the Company Disclosure Schedules, as reasonably necessary to consummate any Pre-Closing Financing or as consented to in writing by Parent (such consent, other than in the case of Section 6.1(b)(i), (iv)(A), (ii)(A), (iii), (xvi), (xiv), or (xix), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than (A) dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, or (B) as otherwise expressly contemplated by this Agreement;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholders Agreement (other than to effect the transactions contemplated by this Agreement and the Ancillary Documents);

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties of the Group Companies (including any Group Company Intellectual Property), other than inventory or obsolete equipment in the ordinary course of business, or (B) create, subject or incur any Lien on any material assets or properties of the Group Companies (including any Group Company Intellectual Property) (other than Permitted Liens);

(v) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company;

(vi) incur, create or assume any Indebtedness, other than (i) ordinary course trade payables and (ii) for borrowed money in an aggregate amount not to exceed $1,000,000;

(vii) (A) materially amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms or entering into additional work orders under any Material Contract), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract;

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly-owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(ix) except as required under the terms of any Employee Benefit Plan that is set forth on the Section 3.11(a) of the Company Disclosure Schedules, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan or any material benefit or compensation plan, policy, program, arrangement or Contract that would be an Employee Benefit Plan if in effect as of the date hereof,

(B) grant any new compensation or benefits to, or increase the compensation or benefits payable to, any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies, (C) hire, engage, terminate (without cause), furlough, or temporarily lay off any employee, independent contractor or individual service provider of the Group Companies whose annual base compensation exceeds (or would exceed) $250,000, (D) take any action to accelerate the payments, vesting or funding of any payments or benefits under any Employee Benefit Plan, or (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, non-disparagement, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service providers of the Group Companies;

(x) (i) unless required by Law, negotiate, modify, extend, or enter into any CBA or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;

(xi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate WARN;

(xii) (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any period for the calculation of income or other material Taxes (except as required by applicable Law), (D) adopt or change any material method of Tax accounting (except as required by applicable Law), (E) file any amended income or other material Tax Return or claim for a Tax refund, (F) surrender any right to claim a refund of a material amount of Taxes, (G) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement, or closing agreement related to any income or other material Tax, (H) request any Tax ruling from a competent authority or (I) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xiii) compromise, waive, release, assign, settle, or offer or propose to compromise, waive, release, assign or settle, any Proceeding or other claim, other than compromises, settlements or agreements that involve the payment of monetary damages by the Group Companies in excess of $500,000 individually or $1,000,000 in the aggregate, or that includes an admission of wrongdoing by, or imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on, any Group Company (or TopCo or any of its Affiliates after the Closing);

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xv) change any member of the Group Companies’ methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xvi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xvii) make any political contributions to political candidates or political action committees;

(xviii) make or incur any capital expenditures that in aggregate exceed $1,500,000 in excess of the Company’s annual capital expenditure budget for periods following the date hereof made available to Parent;

(xix) enter into, renew, modify or revise any Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Related Party Transaction);

(xx) withdraw any biologics license application pending with FDA or any application for marketing authorization pending with any Governmental Entity, in each case, as of the date of this Agreement, or amend or seek to amend such biologics license application or marketing authorization in any way, or otherwise take action, that would be reasonably expected to prevent, delay or otherwise adversely affect FDA’s or such Governmental Entity’s review of, or action on, such biologics license application or marketing authorization;

(xxi) amend, modify, terminate or waive any rights or obligations under, the Framework Agreement; or

(xxii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1.

(c) Prior to the Closing, each Group Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 6.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 7 and, in the case of any Ancillary Document to which such Party will be a party to upon the execution thereof, the execution and delivery of such Ancillary Document, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements, (iii) the Company taking all actions necessary or advisable to cause the agreements set forth on Section 6.2(a) of the Company Disclosure Schedules to be, subject to any conditions precedent expressly set forth thereon, terminated effective as of the Closing without any further obligations or liabilities to TopCo or any of its Affiliates (including the Group Companies or Parent) and (iv) the Company taking all actions necessary or advisable to timely and fully enforce all of the rights and obligations under the Framework Agreement). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable and shall complete all submissions required by any Governmental Entities (e.g., notice of change of ownership) to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each of the Parties shall pay 50% of the applicable filing fees due under the HSR Act. Parent shall promptly inform the Company of any communication between Parent, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Parent of any communication between the Company or TopCo, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document.

(b) Without limiting the generality of the foregoing, each Party will promptly after execution of this Agreement (but in no event later than ten (10) Business Days after the date hereof) make all filings or submissions as are required under the HSR Act. Each Party will, and the Company shall cause its Subsidiaries to, promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other commercially reasonable actions necessary to cause the expiration or termination of the applicable waiting periods as soon as reasonably practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates, or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, and subject to applicable Law from and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, each of the Company, TopCo and Parent shall, and the Company shall cause its Subsidiaries to: (i) promptly notify other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding any of the transactions contemplated hereby; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion, either in person or by telephone, with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; and (iv) furnish each other with copies of all material correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby.

(c) No Party shall take, and the Company shall not permit any of its Subsidiaries to take, any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transaction contemplated hereby, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that (i) no Party (or any of its Affiliates or direct or indirect shareholders) shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) no Party (or any of its Affiliates or direct or indirect shareholders) shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate of any assets or categories of assets of such Party, its Subsidiaries, its Affiliates or direct or indirect shareholders or (B) the imposition of any limitation or regulation on the ability of either Party (or any of its Affiliates or direct or indirect shareholders) to freely conduct their business or own such assets.

(d) If requested by the Company after the date hereof and prior to the Closing Date, Parent agrees to, prior to the Closing Date, enter into subscription agreements in a form reasonably acceptable to Parent on terms and conditions substantially the same, in the aggregate, and no less favorable to Parent or TopCo as those contained in the Subscription Agreements, pursuant to which one or more direct or indirect shareholders of the Company may subscribe for TopCo Ordinary Shares (to be issued by TopCo after the Conversion, concurrently with the PIPE Financing, and prior to the Second Merger Effective Time) at a per share price equal to $10.00 (the “Additional PIPE Financing”); provided, that the subscription amount under such Subscription Agreements, shall not exceed, in the aggregate, the amount required in order to ensure that the condition to Closing set forth in Section 7.3(d) will be satisfied following the Parent Shareholder Redemption; provided, further, that the Company shall provide notice to Parent of the request to enter into such subscription agreements (including the aggregate amount of such requested subscription) within 24-hours of the Redemption Deadline.

(e) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 6.2 conflicts with any other covenant or agreement in this Article 6 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 6.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. In furtherance of the foregoing, TopCo and the Company hereby agrees to be bound by the terms of the Confidentiality Agreement as the “Recipient” thereunder, as if, in the case of TopCo, TopCo was an original signatory thereto.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, upon reasonable advance written notice, provide, or cause to be provided, to Parent and its Representatives during normal business hours reasonable (i) access to the directors, officers, properties, books and records of the Group Companies and TopCo (in a manner so as to not interfere with the normal business operations of the Group Companies or TopCo) and (ii) updates of ongoing business developments including related to (A) material communication with FDA and Governmental Entities and (B) ongoing material Proceedings (including the status thereof). Notwithstanding the foregoing, none of the Group Companies or TopCo shall be required to disclose to Parent or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Group Companies or TopCo are subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding or ethical obligation of the Group Companies with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any of the Group Companies under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies or TopCo to, use commercially reasonable efforts to provide (x) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) or (y) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company or TopCo, on the one hand, and Parent or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Parent shall, upon reasonable advance written notice, provide, or cause to be provided, to Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of Parent (in a manner so as to not interfere with the normal business operations of Parent). Notwithstanding the foregoing, Parent shall not be required to disclose to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which Parent is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding or ethical obligation of Parent with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to Parent under the attorney-client privilege or the attorney work product doctrine

(provided that, in case of each of clauses (A) through (D), Parent shall use commercially reasonable efforts to provide (x) such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) or (y) such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if Parent, on the one hand, and any Group Company, TopCo or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Parent shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 6.4 Public Announcements.

(a) Subject to Section 6.4(b), Section 6.7 and Section 6.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and Parent or, after the Closing, TopCo; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company (prior to the Closing) or TopCo (after the Closing), if the disclosing party is Parent, or Parent (prior to the Closing) or Sponsor (after the Closing), if the disclosing party is the Company or TopCo, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement or in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 6.4 or otherwise in this Agreement, the Parties agree that Parent, the Sponsor and their respective Representatives (i) shall not identify, by name or other identifying characteristic, the Company Shareholders set forth on Section 6.4(a) of the Company Disclosure Schedule in any public statement, press release or other communication without the consent of such Company Shareholders (except for any such filing, announcement or other communication that is required by applicable Law, in which case the Parent, the Sponsor and their respective Representatives shall use reasonable best efforts to consult with such Company Shareholders, to review such announcement or communication and the opportunity to comment thereon and the Parent, the Sponsor and their respective Representatives shall consider such comments in good faith) and (ii) may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Parent prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, Parent shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Parent shall consider such comments in good faith. The Company, on the one hand, and Parent, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Parent, as applicable), prior to the Closing and on the Closing Date, the Parties shall issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the Closing, TopCo shall file a current report containing Form 10 information in accordance with Exchange Act rules (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws which Parent shall have the opportunity to review and comment upon prior to closing and TopCo shall consider such comments in good faith. In connection with the preparation of the Signing Press Release and the Signing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 6.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that (A) the First Merger, together with the Election, shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) and (F) of the Code, (B) the Conversion shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (C) the Second Merger shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 6.5(a) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Parent, the Company and TopCo hereby adopt this Agreement (along with the other agreements and documents necessary to effectuate the First Merger, the Conversion, and the Second Merger) as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the First Merger, the Conversion, and the Second Merger. The Parties shall not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the transactions described in Section 6.5(a) from qualifying for the Intended U.S. Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Parent and the Company shall deliver to Kirkland & Ellis and DLA Piper LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Kirkland & Ellis LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended U.S. Tax Treatment as it applies to the Election, the First Merger and the Conversion, and DLA Piper LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended U.S. Tax Treatment as it applies to the Second Merger.

(b) Gain Recognition Agreements. Upon the written request of a Company Shareholder or Pre-Closing Parent Holder (or any direct or indirect owner thereof) that owns five percent (5%) or more of TopCo immediately after the Closing (directly or constructively, as determined under applicable Treasury Regulations), TopCo shall use commercially reasonable best efforts to (i) furnish to such person such information as such person reasonably requests in connection with such persons preparation of any “gain recognition agreement” in accordance with the rules of Treasury Regulations Section 1.367(a)-8 and (ii) provide such person with the information reasonably requested by such person for purposes of determining whether there has been any “triggering event” (or potential “triggering event”) under the terms of such agreement, in each case at the sole cost and expense of such requesting person, and, as applicable, information reasonably requested by such person in connection with such triggering event to make a substitute gain recognition agreement.

(c) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to Pre-Closing Parent Holders information reasonably necessary to compute income of any such holder (or its direct or indirect owners) arising, if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (i) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (ii) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be borne by the Company, and the Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

Section 6.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, TopCo and the Company shall not, and each of them shall cause their Representatives not to, directly or indirectly (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) to (A) acquire, in one transaction or a series of transactions, all or a substantial portion of any of the assets of any Group Company or TopCo, at least 5% of the Equity Securities of any Group Company or TopCo or the businesses of any Group Company or TopCo (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) or (B) make an equity or similar investment in any Group Company or TopCo (clause (A) or (B), an “Acquisition Proposal”, provided that, for the avoidance of doubt, neither this Agreement nor any of the Ancillary Documents or any of the transactions contemplated hereby or thereby shall constitute an “Acquisition Proposal” for the purposes of this Section 6.6(a) or otherwise); (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (iii) enter into any Contract regarding an Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company or TopCo (or any successor to or parent company of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 6.6 or further an Acquisition Proposal. The Company and TopCo agree to (x) notify Parent promptly upon receipt of any Acquisition Proposal by TopCo or any Group Company, and to describe the terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of the Persons making such Acquisition Proposal), and (y) keep Parent fully informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause its Representatives not to, directly or indirectly (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) to (A) acquire, in one transaction or a series of transactions, all or a material portion of any the assets of Parent, the Equity Securities of Parent or the businesses of Parent (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) or (B) make an equity or similar investment in Parent or their Affiliates (clause (A) or (B), an “Parent Acquisition Proposal”, provided that, for the avoidance of doubt, neither this Agreement nor any of the Ancillary Documents or any of the transactions contemplated hereby or thereby shall constitute an “Parent Acquisition Proposal” for the purposes of this Section 6.6(b) or otherwise); (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Parent Acquisition Proposal; (iii) enter into any Contract regarding a Parent Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing or seek to circumvent this Section 6.6 or further a Parent Acquisition Proposal. Parent agrees to (x) notify the Company promptly upon receipt of any Parent Acquisition Proposal by Parent, and to describe the terms and conditions of any such Parent Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Parent Acquisition Proposal), and (y) keep the Company fully informed on a current basis of any modifications to such offer or information.

Section 6.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (but in any event no more than fifteen (15) Business Days following the date of this Agreement), Parent, TopCo and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and TopCo shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement that will be used for the Parent Shareholders Meeting to adopt and approve (as applicable) the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Parent’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of Parent, TopCo and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, the provision of financial statements for the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or the Staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Parent, on the one hand, and the Company and TopCo, on the other hand, shall promptly furnish to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 6.7 or for including in any other statement, filing, notice or application made by or on behalf of Parent or TopCo to the SEC, Nasdaq or Nasdaq First North in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 6.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of Parent, the Company, or, in the case of the Company or TopCo, Parent thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Parent, the Company, or, in the case of the Company or TopCo, Parent (such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) TopCo shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Parent Holders. TopCo shall promptly advise Parent and the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of TopCo Ordinary Shares for offering or sale in any jurisdiction, and each of Parent, TopCo and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.8 Parent Shareholder Approval. As promptly as practicable after the Registration Statement / Proxy Statement is declared effective under the Securities Act and, in any event within thirty (30) Business Days of the effectiveness of the Registration Statement / Proxy Statement, Parent shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold an extraordinary general meeting (the “Parent Shareholders Meeting”) in accordance with the Governing Documents of Parent, for the purposes of obtaining the Parent Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Parent Shareholder Redemption. Parent shall, through its board of directors (the “Parent Board”), recommend to its shareholders (“Parent Board Recommendation”) the (i) adoption and approval of this Agreement and the transactions contemplated hereby and include such recommendation in the Registration Statement / Proxy Statement (the “Business Combination Proposal”); (ii) adoption and approval of any other proposals as either the SEC or Nasdaq (or the respective Staff members thereof) may indicate are necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto, and of any other proposals reasonably agreed by Parent, TopCo and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Documents; (iii) adoption and approval of the First Merger, along with Plan of Merger and the Cayman Plan of Merger and the transactions contemplated thereby (the “Merger Proposal”); and (iv) the adjournment of the Parent Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (iv) together, the “Transaction Proposals”); provided, that, Parent may postpone or adjourn the Parent Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval, (B) for the absence of a quorum, (C) if the condition to Closing set forth in Section 7.3(d) could not be satisfied as a result of the number of Parent Class A Shares that have been tendered for redemption pursuant to the Parent Shareholder Redemption or (D) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Parent has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Parent Holders prior to the Parent Shareholders Meeting; provided that in no event shall Parent adjourn the Parent Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date more than thirty (30) Business Days after the original date of the Parent Shareholders Meeting or, without the consent of the Company, to a date that is beyond the Termination Date. Notwithstanding anything to the contrary contained in this Agreement, the Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a “Change in Recommendation”); provided, that, the Parent Board may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law; provided, further, that: (X) Parent shall have first delivered written notice to the Company of the Parent Board’s intention to make a Change in Recommendation at least five (5) Business Days prior to the taking of such action by Parent (or if not reasonably practicable in light of the date of the Parent Shareholders Meeting, such shorter period as is reasonably practicable), (Y) during such period and prior to making a Change in Recommendation, if requested by the Company, Parent and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the Parent Board to reaffirm the Parent Board Recommendation and not make such Change in Recommendation and (Z) if the Company requested and engaged in negotiations in accordance with clause (Y), the Parent Board may make a Change in Recommendation only if the Parent Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five (5) Business Day period (or such shorter period, as applicable), offered in writing to Parent and after consultation with its outside legal counsel, continues to determine that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law. Parent agrees that, unless this Agreement is terminated in accordance with its terms, its obligation to establish a record date for, duly call, give notice of, convene and hold the Parent Shareholders Meeting for the purpose of voting on the Transaction Proposals shall not be affected by any Change in Recommendation.

Section 6.9 Conduct of Business of Parent. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.9 of the Parent Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of Parent or any of its Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Parent or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Parent or any of its Affiliates, other than, for the avoidance of doubt, for the Parent Shareholder Redemption;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any period for the calculation of income or other material Taxes (except as required by applicable Law), (D) adopt or change any material method of Tax accounting (except as required by applicable Law), (E) file any amended income or other material Tax Return or claim for a Tax refund, (F) surrender any right to claim a refund of a material amount of Taxes, (G) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement, or closing agreement related to any income or other material Tax, (H) request any Tax ruling from a competent authority or (I) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(e) except as may be required by Law or GAAP, make any material change in the financial or tax accounting methods, principles or practices of Parent (or change an annual accounting period);

(f) incur, create or assume any Indebtedness;

(g) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Parent or any of its Subsidiaries;

(h) issue any Equity Securities of Parent or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Parent or any of its wholly owned Subsidiaries;

(i) enter into, renew, modify or revise any Parent Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Parent Related Party Transaction), other than the entry into any Parent Related Party Transaction with respect to the incurrence of Indebtedness permitted by Section 6.9(f);

(j) engage in any activities or business, or incur any material Liabilities, other than any activities, businesses or Liabilities that are otherwise permitted under this Section 6.9 (including, for the avoidance of doubt, any activities or business contemplated by, or Liabilities incurred in connection with, this Agreement or any Ancillary Document) or consented to by the Company pursuant to this Section 6.9;

(k) merge or consolidate with any other Person (other than, for the avoidance of doubt, as contemplated hereby);

(l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(m) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(n) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.9.

Section 6.10 TopCo Incentive Equity Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, TopCo shall approve and adopt an equity incentive plan, substantially in the form as the Company and Parent mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Parent, as applicable) (the “TopCo Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective following the Closing Date, reserving for grant thereunder the number of TopCo Ordinary Shares set forth on Section 6.10 of the Company Disclosure Schedules.

Section 6.11 Nasdaq and Nasdaq First North Listings. The Company shall cause TopCo to, and TopCo shall, use its reasonable best efforts to cause TopCo Ordinary Shares issuable in accordance with this Agreement and the TopCo Warrants to be approved for listing on Nasdaq (and Parent and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date and to cause TopCo to satisfy any applicable initial and continuing listing requirements of Nasdaq or Nasdaq First North.

Section 6.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of notice thereof to the Trustee, (a) at the Closing, Parent shall (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Parent pursuant to the Parent Shareholder Redemption, (B) pay the amounts due to the underwriters of Parent’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to TopCo in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.13 PCAOB Financials.

(a) As soon as reasonably practicable (and pursuant to the procedures set forth on Section 6.13 of the Company Disclosure Schedules), the Company shall deliver to TopCo and Parent (i) an unqualified report of the Company’s auditors with respect to the Financial Statements and (ii) the unaudited consolidated balance sheet and the related consolidated statements of income and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of each fiscal quarter that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by TopCo or Parent with the SEC in connection with the transactions contemplated by this Agreement (including for each fiscal quarter of the year ended December 31, 2021) (collectively, the “Post-Signing Company Financial Statements”). All such Post-Signing Company Financial Statements, (A) will be prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) will, if applicable, be audited in accordance with the standards of the PCAOB.

(b) The Company shall use its commercially reasonable efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, TopCo and Parent in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by TopCo with the SEC in connection with the transactions contemplated by this Agreement and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law.

Section 6.14 Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of Parent and the Company, as provided in a Parent’s Governing Documents or the Company’s Governing Documents, as applicable, or otherwise in effect as of the date of this Agreement, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) TopCo will perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, TopCo shall advance expenses in connection with such indemnification as provided in Parent’s Governing Documents or the Company’s Governing Documents, as applicable, or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Parent Governing Documents or the Company’s Governing Documents, as applicable, shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of Parent or the Company (the “D&O Persons”) to be so indemnified, have their Liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such D&O Person was a director or officer of Parent or the Company prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) TopCo shall not have any obligation under this Section 6.14 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) TopCo shall purchase, at or prior to the Closing, and maintain in effect for a period of six (6) years after the Closing Date, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Parent and the Company, as applicable, as of the date hereof with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company or the Parent’s directors’ and officers’ liability insurance policies, as applicable, as of the date hereof; provided that the tail premium shall not exceed 350% of the aggregate annual premiums currently payable by Parent or Company, as applicable, with respect to such current policy of directors’ and officers’ liability insurance; provided, further, that if the annual premium exceeds such amount, then any such tail policy shall contain the maximum coverage available at a cost not exceeding such amount.

(d) If TopCo, any Group Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of TopCo or such Group Company shall assume all of the obligations set forth in this Section 6.14.

(e) The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.14 are intended to be third-party beneficiaries of this Section 6.14. This Section 6.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of TopCo and the Group Companies.

Section 6.15 Post-Closing Directors and Officers.

(a) TopCo shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Closing, the board of directors of TopCo (the “TopCo Board”) shall consist of nine (9) directors.

(b) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Sponsor shall propose for appointment one (1) individual as a director on the TopCo Board, to become effective immediately after the Second Merger Effective Time (the “Parent Designee”). Notwithstanding the foregoing or anything to the contrary herein, unless otherwise agreed in writing by TopCo, the Company and the Sponsor, in no event shall the Parent Designee fail to qualify as an “independent director” (as defined in Nasdaq rule 5605(a)(2)) (whether as a result of the replacement of any Parent Designee as contemplated by this Section 6.15(b) or otherwise).

(c) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company shall propose for appointment eight (8) individuals to be directors on the TopCo Board (with Robert Wessman appointed as chairman), to become effective immediately after the Second Merger Effective Time (each, a “Company Designee”). Notwithstanding the foregoing or anything to the contrary herein, unless otherwise agreed in writing by TopCo and the Sponsor, in no event shall there be less than two (2) Company Designees that qualify as “independent directors” (as defined in Nasdaq rule 5605(a)(2)) (whether as a result of the replacement of any Company Designee as contemplated by this Section 6.15(c) or otherwise).

Section 6.16 Conduct of Business of TopCo. Except as set forth in Section 6.16 of the Company Disclosure Schedules, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, TopCo shall not take any action, or engage in any activities or business, nor incur any liabilities or obligations, other than (a) those that are incident to its organization, (b) the execution of this Agreement or any Ancillary Document to which it is or will be a party, (c) those that are expressly contemplated by this Agreement or any Ancillary Document (including the enforcement of any of its rights or the performance of any of its obligations under this Agreement or any Ancillary Documents and the consummation of the transactions contemplated hereby or thereby) or (d) those that are consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.17 Termination and Amendment of Agreements. Except as otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), prior to the Closing, the Company shall take all actions necessary to terminate the Related Party Transactions and the Company Shareholders Agreement other than the Contracts set forth on Section 6.17(i) of the Company Disclosure Schedules, at or prior to the Second Merger Effective Time in a manner such that the Company does not have any Liability or obligation following the Second Merger Effective Time pursuant to such agreements. Prior to the Closing, the Company shall take all actions necessary to amend the Contracts set forth on Section 6.17(ii) of the Company Disclosure Schedules, at or prior to the Second Merger Effective Time in a manner such that such Contracts reflect the terms set forth on Exhibit F attached hereto and such other terms as reasonably agreed by Parent and the Company.

Section 6.18 Employee Benefit Plan Matters.

(a) Except as set forth in the Transition Services Agreement, prior to the Closing Date and contingent on Closing, the Company and its Subsidiaries shall, and TopCo shall cause the Company and its Subsidiaries to, adopt written resolutions necessary and appropriate to withdraw from participating in an Employee Benefit Plan sponsored by an Affiliate (including an ERISA Affiliate other than a Group Company), effective as of (i) the Closing Date or (ii) such later date that coverage under any such Employee Benefit Plan pursuant to the Transition Services Agreement ends.

(b) Prior to the Closing Date, TopCo and the Group Companies shall, or shall cause the sponsor of the plan in which employees of the Group Companies participate that contains a “401(k)” feature (the “401(k) Plan”), to (i) fully vest, effective as of the Closing Date, all amounts credited to the account of each employee of the Group Companies under the 401(k) Plan and (ii) make all employee and employer contributions to the 401(k) Plan that would have been made on behalf of all employees of the Group Companies had the transactions contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but only with respect to compensation paid to such employees prior to the Closing Date.

(c) Prior to the Closing Date, the Company shall, and TopCo shall cause the Company or one of its Subsidiaries to, adopt written resolutions necessary and appropriate to establish a separate 401(k) plan (the “Company 401(k) Plan”) to be effective as of the Closing Date, which such Company 401(k) Plan shall (i) be sponsored by a Group Company and established to cover employees of the Group Companies employed in the United States, and (ii) be substantially similar to the terms and conditions of the 401(k) Plan in all material respects. TopCo shall cause the sponsor of the 401(k) Plan to spinoff and transfer the accounts of employees of the Group Companies from the 401(k) Plan to the Company 401(k) Plan on the Closing Date or as soon as administratively practical thereafter, and the Company shall cause such Company 401(k) Plan to accept such transfer as of such date.

(d) Prior to the Closing Date, the Company shall establish, or shall cause one of its Subsidiaries to establish, group health and welfare benefit plans and a section 125 cafeteria plan (collectively, the “Company H&W Plans”) to be effective as of the Closing Date, which Company H&W Plans shall (i) be sponsored by a Group Company and established to cover US employees of the Group Companies employed in the United States, and (ii) be substantially similar to the terms and conditions of the Employee Benefit Plans in which such employees are eligible to participate as of immediately prior to the Closing. For purposes of satisfying annual deductible, coinsurance and out-of-pocket maximums, participants in the Company H&W Plans shall be credited with any expenses credited towards analogous deductible, coinsurance, or out-of-pocket requirements under Employee Benefit Plans in which Group Companies participate during the calendar year in which the Closing Date occurs. If the Company H&W Plans are not effective as of the Closing Date, TopCo shall, or shall cause the sponsor of the health and welfare plans in which employees of the Group Companies participate to enter into, effective as of the Closing Date, a transition services agreement, on terms reasonably acceptable to Parent (“Transition Services Agreement”) that provides or causes to be provided, to employees of the Group Companies, health and welfare benefits under the Employee Benefit Plans in which such employees were eligible to participate immediately prior to the Closing until the earlier of (A) such time as such benefits are effective under the Company H&W Plans and (B) the expiration date of the applicable service pursuant to the Transition Services Agreement. TopCo shall, or shall cause the sponsor of the health and welfare plans in which employees of the Group Companies participate to cooperate in good faith with Parent and the Group Companies to assist with establishing such Company H&W Plans as soon as reasonably possible prior to and, if necessary, following the Closing, including providing such information and such assistance as Parent or the Group Companies may reasonably request in connection with the foregoing.

(e) For the avoidance of doubt, Parent and the Group Companies shall not assume or have, and TopCo and its Affiliates (other than the Group Companies) shall retain and be solely responsible for, any liability or obligation with respect to or at any time arising under or in connection with any Employee Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained or participated in by TopCo or any of its Affiliates. Without limiting the generality of the foregoing: (i) TopCo and its Affiliates (other than the Group Companies) shall be solely responsible for any obligations to provide COBRA continuation coverage arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9, and (ii) the applicable Employee Benefit Plans shall retain liability for all claims incurred by current and former employees, directors, officers and any other service providers of the Group Companies and any dependents and beneficiaries thereof on or prior to the Closing Date (or, if later, the end date of health and welfare benefit coverage pursuant to the Transition Services Agreement), regardless of when such claims are reported.

(f) Prior to the Closing, the Company will use commercially reasonable efforts to obtain an agreement, in form and substance reasonably acceptable to Parent, from certain participants of the Company’s Long Term Incentive Program (the “Incentive Plan”) to be mutually determined by Parent and the Company waiving all or a portion of the claims, current and future rights such participant has to any entitlements or proceeds under the Incentive Plan and their award agreement(s) thereunder (with the scope of such waiver to be reasonably acceptable to Parent) in exchange for the receipt of an award under the TopCo Incentive Equity Plan. a cash payment or any combination of the foregoing (in each case, reasonably acceptable to Parent). The Company shall consult with Parent regarding, and keep Parent reasonably informed of, the progress of obtaining such agreements.

(g) Nothing in this Section 6.18 (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee of the Group Companies or any right of employment, engagement or service or continued employment, engagement or service or any particular term or condition of employment, engagement or service for any Person, (ii) be considered or deemed to establish, amend, or modify any Employee Benefit Plan or any other benefit or compensation plan, program, policy, agreement, arrangement or contract, (iii) prohibit or limit the ability of Parent or any of its Affiliates (including, following the Closing, the Group Companies) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement or contract at any time assumed, established, sponsored or maintained by any of them or (iv) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the Parties.

Section 6.19 Audit. At or prior to the Approval Date, TopCo shall make its best efforts to ensure that Luxembourg independent auditors (réviseurs d’entreprises agréé) have issued appropriate reports on (i) the exchange ratio applicable to the First Merger between TopCo and Parent prepared in accordance with article 1021-6 of the Luxembourg Company Law and (ii) the Second Merger between TopCo and Company consisting in a report on the contributions in kind relating to TopCo’s shares issuance to the Company Shareholders further to the Second Merger prepared in accordance with articles 1021-6(3) and 420-10 of the Luxembourg Company Law.

Section 6.20 Employment Agreements. Prior to the Closing, the Company shall use reasonable best efforts to enter into employment agreements, on terms reasonably acceptable Parent, effective as of the Closing with each of the individuals listed on Section 6.20 of the Company Disclosure Schedules.

ARTICLE 7

CONDITIONS TO CONSUMMATION OF

THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 7.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(b) the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated;

(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Required Parent Shareholder Approval shall have been obtained;

(e) TopCo’s initial listing application with each of Nasdaq and Nasdaq First North in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Closing, TopCo shall satisfy any applicable initial and continuing listing requirements of each of Nasdaq and Nasdaq First North and TopCo shall not have received any notice of non-compliance therewith, and the TopCo Ordinary Shares shall have been approved for listing on Nasdaq and Nasdaq First North and the TopCo Warrants shall have been approved for listing on Nasdaq;

(f) Luxembourg independent statutory auditors (réviseurs d’entreprises agréé) of TopCo shall have issued at or before the Approval Date appropriate reports on (i) the exchange ratio applicable to the First Merger between TopCo and Parent prepared in accordance with article 1021-6 of the Luxembourg Company Law and (ii) the Second Merger between TopCo and Company consisting in a report on the contributions in kind relating to TopCo’s shares issuance to the Company Shareholders further to the Second Merger prepared in accordance with articles 1021-6(3) and 420-10 of the Luxembourg Company Law; and

(g) after giving effect to the transactions contemplated hereby (including the PIPE Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately before the Closing.

Section 7.2 Other Conditions to the Obligations of Parent. The obligations of Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Parent of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Company set forth in Article 3 and TopCo in Article 4 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company and TopCo shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by any of the Company and TopCo under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred;

(d) the TopCo Ordinary Shares issuable in connection with the transactions contemplated by this Agreement shall be duly authorized by the general meeting or management board of TopCo and TopCo’s Governing Documents;

(e) the Required Company Shareholders’ Consent has not been revoked, modified, amended, waived or terminated; and

(f) at or prior to the Closing, the Company, as applicable, shall have delivered, or caused to be delivered, to Parent the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied, in a form and substance reasonably satisfactory to Parent;

(ii) the Investor Rights Agreement duly executed by TopCo and the IRA Company Shareholders; and

(iii) the Warrant Assumption Agreement duly executed by TopCo.

Section 7.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the Parent Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth herein) in all respects as the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Parent Material Adverse Effect;

(b) Parent shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Parent Material Adverse Effect has occurred;

(d) the Aggregate TopCo Transaction Proceeds shall be equal to or greater than $300,000,000; and

(e) at or prior to the Closing, Parent shall have delivered, or caused to be delivered, the following documents to the Company:

(i) a certificate duly executed by an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a) and Section 7.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) the Investor Rights Agreement duly executed by the Sponsor.

Section 7.4 Frustration of Closing Conditions. None of the Company nor TopCo may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused of the Company or TopCo’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.2, or a breach of this Agreement. Parent may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by Parent’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.2, or a breach of this Agreement.

ARTICLE 8

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by Parent, if any of the representations or warranties set forth in Article 3 or 4 shall not be true and correct or if the Company or TopCo has failed to perform any covenant or agreement on the part of the Company or TopCo set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company, and (ii) the Termination Date; provided, however, that Parent is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;

(c) by Parent, if there has been any action (but not, solely, inaction) or communication by or from the FDA or any comparable Governmental Entity with respect to the Group Companies or their respective products or businesses (including their respective contract manufacturing organizations or contract testing laboratories) that would reasonably be expected to prevent achievement in all material respects by the Group Companies of the 2025 estimated revenue set out in the Financial Guidance Summary included in the presentation provided to investors on September 27, 2021 in connection with the PIPE Financing; provided, that Parent, prior to exercising its right to terminate this Agreement pursuant to this Section 8.1(c), shall have provided the Company 30-days’ prior written notice of its intent to exercise its right to terminate this Agreement pursuant to this Section 8.1(c) and shall have engaged in good faith discussions with the Company regarding the Company’s potential ability to cure the foregoing during such 30-day period;

(d) by the Company, if any of the representations or warranties set forth in Article 5 shall not be true and correct or if Parent has failed to perform any covenant or agreement on the part of Parent set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent and (ii) the Termination Date; provided, however, that the Company or TopCo is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 7.2(a) or Section 7.2(b) from being satisfied;

(e) by either Parent or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to June 7, 2022 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Parent if Parent’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Company if the Company’s or TopCo’s breach of any of his, her or its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(f) by either Parent or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable; or

(g) by either Parent or the Company if the Parent Shareholders Meeting has been held (including any adjournment thereof) has concluded, Parent’s shareholders have duly voted and the Required Parent Shareholder Approval was not obtained.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 6.3, this Section 8.2, Article 1 and Article 9 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 8.1 shall not affect any Liability on the part of any Party for a willful or material breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud.

ARTICLE 9

MISCELLANEOUS

Section 9.1 Non-Survival.

(a) None of the representations, warranties or pre-Closing covenants in this Agreement (or in any Ancillary Document or other document, certificate or instrument delivered pursuant to or in connection with this Agreement) shall survive the Closing. The Parties acknowledge and agree that, in the event that the Closing occurs, no Party may bring a Proceeding based upon, or arising out of, a breach of any such representations, warranties or any covenants the performance of which is in the period prior to Closing, except in the case of fraud by any Party.

(b) The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms apply in whole or in part after the Closing shall survive the Closing in accordance with their terms.

Section 9.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Parent (prior to the Closing) or the Sponsor (after the Closing), on the one hand, and the Company (prior to the Closing) or TopCo (after the Closing), on the other hand. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.

Section 9.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Parent on the one hand, and the Company, on the other hand, prior to the Closing and (b) TopCo, on the one hand, and the Sponsor, on the other hand, after the Closing; provided, however, that none of the provisions that survive the Second Merger Effective Time shall be amended or modified without the prior written consent of the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio.

Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to Parent, to:

c/o Oaktree Acquisition Corp. II

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

Attention:        Patrick McCaney

  Alexander Taubman

  Zaid Pardesi

E-mail:            pmccaney@oaktreecapital.com

  ataubman@oaktreecapital.com

  zpardesi@oaktreecapital.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention:        Matthew S. Arenson, P.C.

  Peter Seligson

  Michele Cumpston

E-mail:            matthew.arenson@kirkland.com

  peter.seligson@kirkland.com

  michele.cumpston@kirkland.com

(b) If to the Company or, after the Closing, TopCo to:

Alvotech Holdings S.A.

9, rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attention:        Robert Wessman

  Danny Major

E-mail:            robert.wessman@alvogen.com

  danny.major@alvotech.com

with a copy (which shall not constitute notice) to:

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention:        Michal Berkner

E-mail:            mberkner@cooley.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act and the Luxembourg Company Law shall apply to the First Merger and the Luxembourg Company Law only shall apply to the Second Merger, the Conversion and the PIPE Financing shares issuance).

Section 9.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Parent shall pay, or cause to be paid, all Unpaid Parent Expenses and (b) if the Closing occurs, then TopCo shall (i) pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid Parent Expenses and (ii) reimburse Sponsor for any Parent Expenses paid by Sponsor on or prior to the Closing. For the avoidance of doubt, the Company shall not be reimburse Sponsor for any fees or expenses that Sponsor has incurred that are not Parent Expenses.

Section 9.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Parent, any documents or other materials posted to the electronic data room located <https://services.intralinks.com/> under the project name “Alvotech Data Room” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date hereof; (l) all references to any Law will be to such

Law as amended, supplemented or otherwise modified from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Parent Disclosure Schedules corresponding to any Section or subsection of Article 3 or Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the Parent Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article 3 or Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the Parent Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Articles 3, 4 or 5 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.16, Section 6.17, the last sentence of this Section 9.9 and Section 9.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 9.2, Section 9.3, Section 6.4, Section 6.15 and this Section 9.9.

Section 9.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.11 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 9.12 Knowledge of Company; Knowledge of Parent. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Parent’s knowledge” and “to the knowledge of Parent” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(b) of the Parent Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules or Section 9.12(b) of the Parent Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 9.13 No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and none of the Representatives of Parent (including the Sponsor) or the Company (including directors, officers, employees and shareholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein.

Section 9.14 Extension; Waiver. The Company may (on behalf of itself or TopCo) (a) extend the time for the performance of any of the obligations or other acts of Parent set forth herein, (b) waive any inaccuracies in the representations and warranties of Parent set forth herein or (c) waive compliance by Parent with any of the agreements or conditions set forth herein. Parent may prior to the First Merger Effective Time (i) extend the time for the performance of any of the obligations or other acts of the Company and TopCo set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company and TopCo set forth herein or (iii) waive compliance by the Company or TopCo with any of the agreements or conditions set forth herein. Any agreement on the part of Parent to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of Parent and any agreement on the part of the Company and TopCo to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the Company. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

Section 9.16 Arbitration. Each of the Parties irrevocably and unconditionally agrees that any Proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby (each, a “Related Proceeding”) shall be finally settled by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators. Any Related Proceeding shall be decided by a panel of three (3) arbitrators seated in New York, New York. Each arbitrator must be (a) an attorney with significant experience in negotiating complex commercial transactions, or a judge seated on, or retired from, a U.S. federal court sitting in the Southern District of New York or the Delaware Court of Chancery and (b) neutral and independent of each Party. The Parties agree, pursuant to Article 30(2)(b) of the Rules of Arbitration of the International Chamber of Commerce, that the Expedited Procedure Rules shall apply irrespective of the amount in dispute. The arbitrators may enter a default decision against any Party who fails to participate in the arbitration proceedings with respect to any Related Proceeding. The language of the proceeding shall be English. The decision of the arbitrators on the points in dispute will be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The Parties and the arbitrators will keep confidential, and will not disclose to any Person, except the Parties’ respective Representatives (who shall keep any such information confidential as provided in this sentence), or as may be required by applicable Law or any Order of a Governmental Entity of competent jurisdiction, the existence of any Related Proceeding under this Section 9.16, the referral of any such Related Proceeding to arbitration or the status or resolution thereof. The initiation of any Related Proceeding pursuant to this Section 9.16 will toll the applicable statute of limitations for the duration of any such Related Proceeding.

Section 9.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.18 Trust Account Waiver. Reference is made to the final prospectus of Parent, filed with the SEC on September 18, 2020 (the “Prospectus”). The Company and TopCo each acknowledges and agrees and understand that Parent has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public shareholders (including overallotment shares acquired by Parent’s underwriters, the “Public Shareholders”), and Parent may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and TopCo each hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, none of the Company, TopCo or any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company, TopCo or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company and TopCo on its own behalf and on behalf of its Representatives hereby irrevocably waives any Trust Account Released Claims that the Company, TopCo or any of their respective Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Parent or its Affiliates).

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IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ALVOTECH LUX HOLDINGS S.A.S.

By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Chairman and Director

ALVOTECH HOLDINGS S.A.,

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Chairman of the Board of Directors

OAKTREE ACQUISITION CORP. II

By:	/s/ Zaid Pardesi
Name: Zaid Pardesi
Title: Chief Financial Officer and Head of M&A

[Signature Page to Business Combination Agreement]

Exhibit A

Form of Investor Rights Agreement

(see attached.)

FORM OF INVESTOR RIGHTS AND LOCK-UP AGREEMENT

THIS INVESTOR RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”) is entered into as of [•], 2022, by and among Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) (the “RCS”) under number B258884 (“TopCo”) and the IRA Company Shareholders (as defined in the Business Combination Agreement) listed as Investors on Schedule I hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS, Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“OACB”), TopCo and Alvotech Holdings SA, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B229193 (the “Company”) have entered into that certain Business Combination Agreement, dated as of December [•], 2021 (as amended or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things: (i) each Company Shareholder (as defined in the Business Combination Agreement) of the Company will exchange his, her or its shares of the Company for TopCo Ordinary Shares on the terms and subject to the conditions therein (ii) OACB will merge with and into TopCo (the “First Merger”), with TopCo surviving, and (iii) the Company will merge with and into TopCo, with TopCo surviving (the “Second Merger”);

WHEREAS, OACB and Oaktree Acquisition Holdings II, L.P., a Cayman Islands exempted limited partnership (“Sponsor”) is party to that certain Registration and Shareholder Rights Agreement, dated September 21, 2020 (the “Prior Agreement”);

WHEREAS, Sponsor currently holds (i) Class B ordinary shares, par value $0.0001 per share, of OACB issued by OACB prior to the consummation of OACB’s initial public offering (collectively, the “Founder Shares”) and (ii) warrants to purchase Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of OACB issued by OACB simultaneously with the consummation of OACB’s initial public offering (the “Sponsor’s Warrants”);

WHEREAS, the Founder Shares will automatically convert into Class A Ordinary Shares at the time of the initial Business Combination (as defined in the Prior Agreement) on a one-for-one basis, subject to adjustment, on the terms and conditions provided in OACB’s amended and restated memorandum and articles of association, as the same may be amended from time, and will be exchanged for ordinary shares, par value $0.01 per share, in TopCo (“TopCo Ordinary Shares”) in connection with the First Merger;

WHEREAS, the Sponsor’s Warrants will become exercisable for TopCo Ordinary Shares in connection with the First Merger;

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WHEREAS, certain Investors (“Company Investors”) hold ownership interests in the Company (the “Company Shares”), which will be exchanged for TopCo Ordinary Shares in connection with the Second Merger on or about the date hereof; and

WHEREAS, the Sponsor and OACB desire to terminate the Prior Agreement to provide for the terms and conditions included herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Addendum Agreement” is defined in Section 8.2.

“Agreement” is defined in the preamble to this Agreement.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Singapore, London or the Grand Duchy of Luxembourg are authorized or required by law to close.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the preamble to this Agreement.

“Company Investors” is defined in the preamble to this Agreement.

“Company Shares” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form F-1” means a Registration Statement on Form F-1.

“Form F-3” means a Registration Statement on Form F-3 or any similar short-form registration that may be available at such time.

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“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Founder Shares” is defined in the preamble to this Agreement.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Lock-up Period” is defined in Section 6.1.

“Maximum Number of Shares” is defined in Section 2.2.4.

“New Registration Statement” is defined in Section 2.1.5.

“New Securities” means all TopCo Ordinary Shares issued in connection with any of the First Merger (as defined in the Business Combination Agreement) or the Exchange (as defined in the Business Combination Agreement).

“Notices” is defined in Section 8.3.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; (v) any affiliate of an Investor or the immediate family of such affiliate; or (vi) any affiliate of an immediate family of the Investor.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Pledge” is defined in Section 6.5.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

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“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registrable Securities” means (i) New Securities, (ii) Sponsor’s Warrants, including any TopCo Ordinary Shares issued upon exercise thereof, and (iii) all TopCo Ordinary Shares issued to any Investor with respect to such securities referenced in clauses (i) or (ii) by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by TopCo and subsequent public distribution of them shall not require registration under the Securities Act; or (c) such securities shall have ceased to be outstanding.

“Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Statement” means a registration statement filed by TopCo or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form F-4, Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC Guidance” is defined in Section 2.1.5.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Short Sell” means to offer, sell, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any securities of TopCo or any instrument exchangeable for or convertible into any securities of TopCo.

“Sponsor’s Warrants” is defined in the preamble to this Agreement.

“TopCo” is defined in the preamble to this Agreement.

“TopCo Ordinary Shares” is defined in the preamble to this Agreement.

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“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, grant any option to purchase or otherwise dispose of or agree to dispose of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any TopCo Ordinary Shares (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any TopCo Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii), other than a Registration Statement filed pursuant to this Agreement. Notwithstanding the foregoing, a Transfer shall not be deemed to include any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration or any other shelf registration effective at the time of the intended offering, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement or a subsequent or other registration statement, including a New Registration Statement, as amended or supplemented, that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Unregistered Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“VWAP” means the volume weighted average price of TopCo’s Ordinary Shares as defined by the industry standard.

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2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Provided compliance by the Investors with Section 3.5, TopCo shall prepare and file or cause to be prepared and filed with the Commission, no later than thirty (30) days following the Closing Date, a Registration Statement on Form F-3 or S-3, as applicable, or its successor form, or, if the Company is ineligible to use Form F-3 or S-3, a Registration Statement on Form F-1 or S-1, as applicable, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Investors of all of the Registrable Securities then held by such Investors that are not then covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). TopCo shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies TopCo that it will “review” the Registration Statement) and (ii) ten (10) Business Days after TopCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that TopCo files a Form F-1 or S-1 pursuant to this Section 2.1, TopCo shall use its commercially reasonable efforts to convert the Form F-1 or S-1 to a Form F-3 or S-3 as soon as practicable after TopCo is eligible to use Form F-3 or S-3.

2.1.2 If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding, TopCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities including on such Resale Shelf Registration Statement, and pursuant to any method or combination of methods legally available to, and requested by, any Investor. If a Subsequent Shelf Registration is filed, TopCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration shall be on Form F-3 or S-3 to the extent that TopCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Investor holds Registrable Securities that are not registered for resale on a delayed or continuous basis, TopCo, upon written request of an Investor shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at TopCo’s option, a Resale Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof.

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2.1.3 Notification and Distribution of Materials. TopCo shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and in any event within one (1) Business Day after the Shelf becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.4 Amendments and Supplements. Subject to the provisions of Section 2.1.1 above, TopCo shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.5 Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs TopCo that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, TopCo agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form F-1 or S-1, Form F-3 or S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, TopCo shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, relevant Compliance and Disclosure Interpretations. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that TopCo used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event TopCo amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, TopCo will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to TopCo or to registrants of securities in general, one or more registration statements on Form F-1 or S-1, Form F-3 or S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

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2.1.6 Notice of Certain Events. TopCo shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement or a subsequent or other registration statement, including a New Registration Statement, required to be prepared and filed hereunder (or prospectus relating thereto). TopCo shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or a subsequent or other registration statement, including a New Registration Statement, or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement or a subsequent or other registration statement, including a New Registration Statement, and the effectiveness of any post-effective amendment.

2.1.7 Underwritten Takedown. If TopCo shall receive a request from one or more Investors holding Registrable Securities with an estimated market value of at least $20,000,000 that TopCo effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then TopCo shall promptly give notice of such requested Underwritten Takedown at least five (5) Business Days prior to the anticipated filing date of the prospectus or prospectus supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i) subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the requesting holder has requested such offering under this Section 2.1.7, and

(ii) subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities have requested TopCo to offer by request received by TopCo within two (2) Business Days after such holders receive TopCo’s notice of the Underwritten Takedown Notice.

(a) Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.7(ii), TopCo will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b) TopCo shall only be required to effectuate: (i) one (1) Underwritten Takedown by each of (A) Sponsor, and (B) the Company Investors or their Permitted Transferees, collectively within any six-month period; and (ii) no more than three (3) Underwritten Takedowns by each of the Sponsor and the Company Investors in respect of all Registrable Securities held by Sponsor and Company Investors in a 24-month period after giving effect to Section 2.2.1(d).

2.1.8 Unregistered Block Trade. If TopCo shall receive a request from the holders of Registrable Securities with an estimated market value of at least $10,000,000 that TopCo effect the sale of all or any portion of the Registrable Securities in an Unregistered Block Trade, then TopCo shall, as expeditiously as possible, facilitate the offering in such Unregistered Block Trade of the Registrable Securities for which such requesting holder has requested such offering under Section 2.1.7, without giving effect to any required notice periods or delivery notices to any other holders.

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2.1.9 Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to TopCo. In connection with an Underwritten Takedown, TopCo shall enter into customary agreements (including an underwriting agreement and lock-up agreements in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including making management available for “road shows” and diligence, updating diligence materials, and, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

2.1.10 Underwritten Takedowns effected pursuant to this Section 2.1 shall be counted as Demand Registrations effected pursuant to Section 2.2.

2.1.11 Withdrawal. A Selling holder shall have the right to withdraw all or any portion of its Registrable Securities included in an Underwritten Takedown pursuant to this Section 2.1.11 for any reason or no reason whatsoever upon written notice to the Company and the Underwriter or Underwriters of its intention to withdraw from such Underwritten Takedown prior to the public announcement of such Underwritten Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the registration expenses incurred in connection with an Underwritten Takedown prior to a withdrawal under this Section 2.1.11, to the extent provided for in Section 3.4. If all Registrable Securities are withdrawn from an Underwritten Takedown pursuant to this Section 2.1.11, such withdrawn Underwritten Takedown shall not be counted as an Underwritten Takedown effected pursuant to Section 2.1.7(b).

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time after the expiration of the lock-up period provided for in this Agreement to which an Investor’s shares are subject, provided compliance by the Investors with Section 3.5, and provided further there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, (i) Sponsor or (ii) Company Investors and their Permitted Transferees who collectively hold 5% of the Registrable Securities, as the case may be, may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form F-1 or S-1 or any similar long-form Registration or, if then available, on Form F-3 or S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. TopCo will, within ten (10) days of TopCo’s receipt of the Demand Registration, notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify TopCo within fifteen (15) days after the receipt by the holder of the notice from TopCo. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. TopCo shall not be obligated to effect: (a) more than one (1) Demand Registration during any six-month period; (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1; (c) more than three (3) Underwritten Demand Registrations in respect of all Registrable Securities held by Sponsor; or (d) more than three (3) Underwritten Demand Registrations in respect of all Registrable Securities held by Company Investors in any 24-month period.

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2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and TopCo has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that TopCo shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise TopCo as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement and lock-up agreement, if applicable, in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of TopCo. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate gross proceeds of at least $30.0 million.

2.2.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Underwritten Demand Registration that is to be an underwritten offering advises TopCo and the Demanding Holders in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other TopCo Ordinary Shares or other securities which TopCo desires to sell and the TopCo Ordinary Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of TopCo who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then TopCo shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the TopCo Ordinary Shares or other securities that TopCo desires to sell; and (iii) any TopCo Ordinary Shares or other securities for the account of other persons that TopCo is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

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2.2.5 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration for any and no reason whatsoever by giving written notice to TopCo and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering, then either the Demanding Holders shall reimburse TopCo for the costs associated with the withdrawn registration (in which case such registration shall not count as a Demand Registration provided for in Section 2.2.1) or the withdrawn registration shall count as a Demand Registration provided for in Section 2.2.1.

2.3 Piggy-Back Registration.

2.3.1 Piggy-Back Rights. If at any time after the expiration of the lock-up period provided for in this Agreement to which an Investor’s shares are subject, provided compliance by the Investors with Section 3.5, TopCo proposes to file a Registration Statement including a prospectus supplement to an existing shelf under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by TopCo for its own account or for shareholders of TopCo for their account (or by TopCo and by shareholders of TopCo excluding, for the avoidance of doubt, any offering conducted pursuant to Section 2.1.7, Section 2.1.8 or Section 2.2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to TopCo’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of TopCo or (iv) for a dividend reinvestment plan, then TopCo shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than fifteen (15) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) Business Days following receipt of such notice (a “Piggy-Back Registration”). TopCo shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of TopCo and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement and lock-up agreement, if applicable, in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

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2.3.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises TopCo and the holders of Registrable Securities in writing that the dollar amount or number of TopCo Ordinary Shares which TopCo desires to sell, taken together with TopCo Ordinary Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then TopCo shall include in any such registration:

(a) If the registration is undertaken for TopCo’s account: (A) first, the TopCo Ordinary Shares or other securities that TopCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the TopCo Ordinary Shares or other securities, if any, comprised of Registrable Securities held by the Investors hereto, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the TopCo Ordinary Shares or other securities for the account of other persons that TopCo is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b) If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities party to this Agreement or TopCo, (A) first, the TopCo Ordinary Shares or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the TopCo Ordinary Shares or other securities that TopCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the TopCo Ordinary Shares or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the TopCo Ordinary Shares or other securities for the account of other persons that TopCo is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration for any or no reason whatsoever by giving written notice to TopCo of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown. TopCo (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement filed not in connection with a Demand Registration or Underwritten Takedown at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, TopCo shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.4.

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3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever TopCo is required to effect the registration of any Registrable Securities pursuant to Section 2, TopCo shall use its commercially reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. TopCo shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which TopCo then qualifies or which counsel for TopCo shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the Effectiveness Period; provided, however, that TopCo shall have the right to defer any Demand Registration for up to sixty (60) days total or thirty (30) days consecutively in any 12-month period if TopCo shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of TopCo stating that, in the good faith judgment of the Board of Directors of TopCo (the “TopCo Board”), it would be materially detrimental to TopCo and its shareholders for such Registration Statement to be effected at such time.

3.1.2 Copies. TopCo shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. TopCo shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.4 Notification. After the filing of a Registration Statement, TopCo shall promptly, and in no event more than three (3) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within one (1) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order

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(and TopCo shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, TopCo shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. TopCo shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of TopCo and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that TopCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or consent to service of process in any such jurisdiction (except as required by the Securities Act) or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. TopCo shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of TopCo in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such underwritten offering, and the representations, warranties and covenants of the holders of Registrable Securities included in such underwritten offering in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of TopCo.

3.1.7 Comfort Letter. In the event of an Underwritten Takedown or an Underwritten Demand Registration, TopCo shall obtain a “cold comfort” letter from TopCo’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request. For the avoidance of doubt, this Section 3.1.7 shall not apply to Unregistered Block Trades.

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3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, TopCo shall obtain an opinion and negative assurance letter, each dated such date, of one (1) counsel representing TopCo for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Unregistered Block Trades.

3.1.9 Cooperation. The principal executive officer of TopCo, the principal financial officer of TopCo, the principal accounting officer of TopCo and all other officers and members of the management of TopCo shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. TopCo shall provide and maintain a transfer agent and registrar for the Registrable Securities no later than the effective date of the Registration Statement.

3.1.11 Records. Upon execution of confidentiality agreements, TopCo shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of TopCo, as shall be necessary to enable them to exercise their due diligence responsibility, and cause TopCo’s officers, directors and employees to supply all information reasonably requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. TopCo shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) exceeds $30,000,000, TopCo shall use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

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3.1.14 Listing. TopCo shall use its reasonable best efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by TopCo are then listed or designated.

3.2 In-Kind Distributions. If Sponsor and any Company Investor or its Permitted Transferee seeks to effectuate an in-kind distribution of all or part of its Registrable Securities to its direct or indirect equityholders, TopCo will, subject to any applicable lock-ups, work with Sponsor and any Company Investor or its Permitted Transferee to facilitate such in-kind distribution in the manner reasonably requested and consistent with TopCo’s obligations under the Securities Act, including providing any opinions requested by the transfer agent. Upon any such in-kind distribution by Sponsor and any Company Investor or its Permitted Transferee to its direct or indirect equityholders, the distributees holding a majority-in-interest of the Registrable Securities initially held by Sponsor shall thereafter be entitled to exercise and enforce the rights granted to Sponsor hereunder.

3.3 Obligation to Suspend Distribution. Upon receipt of any notice from TopCo of the happening of any event of the kind described in Section 3.1.4(iv), or, upon any suspension by TopCo, pursuant to a written insider trading compliance program adopted by the TopCo Board, of the ability of all “insiders” covered by such program to transact in TopCo’s securities because of the existence of material non-public information (if TopCo furnishes to the holders a certificate signed by the Chief Executive Officer or Chairman of TopCo stating that, in the good faith judgment of TopCo Board, it would be materially detrimental to TopCo and its shareholders for such Registration Statement to be used at such time), each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in TopCo’s securities is removed, as applicable, and, if so directed by TopCo, each such holder will deliver to TopCo all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. The foregoing right to delay or suspend may be exercised by TopCo for no longer than sixty (60) days or in any thirty (30) consecutive days in any 12-month period. Any suspension by the Company pursuant to this Section 3.3 shall only apply to an Investor hereunder to the extent that such suspension also applies to all Investors.

3.4 Registration Expenses. TopCo shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1 or a subsequent or other registration statement, including a New Registration Statement, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.7, any Unregistered Block Trade pursuant to Section 2.1.8, any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws

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(including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) TopCo’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.12; (vi) Financial Industry Regulatory Authority filing fees; (vii) fees and disbursements of counsel for TopCo fees and expenses for independent certified public accountants retained by TopCo; (viii) the reasonable fees and expenses of one U.S. and one local counsel for the selling shareholders; and (ix) the fees and expenses of any special experts retained by TopCo in connection with such registration; provided, however, that TopCo shall not be required to pay for any expenses of any registration proceeding begun if the registration request is subsequently withdrawn at the request of a majority-in-interest of the Registrable Securities (in which case all participating holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the registration), unless, in the case of a registration under Section 2.1 or Section 2.2.1, the majority-in-interest of the Registrable Securities agree to forfeit their right to one Underwritten Takedown or Demand Registration, respectively, if applicable. TopCo shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but TopCo shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account.

3.5 Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by TopCo, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with TopCo’s obligation to comply with Federal and applicable state securities laws. TopCo shall be under no obligation to include a holder’s Registrable Securities in a Registration Statement if such information is not provided in the manner reasonably requested.

3.6 Other Obligations. At any time and from time to time after the expiration of any lock-up to which such shares are subject, if any, in connection with a sale or transfer of Registrable Securities pursuant to either Rule 144, if available, or in a manner as described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, TopCo shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) use reasonable efforts to cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). In addition, TopCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

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4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by TopCo. To the extent permitted by law, TopCo agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by TopCo of the Securities Act or any rule or regulation promulgated thereunder applicable to TopCo and relating to action or inaction required of TopCo in connection with any such registration; and TopCo shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred and documented by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that TopCo will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to TopCo, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless TopCo, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if and only if the statement or omission was made in reliance upon and in conformity with information furnished in writing to TopCo by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse TopCo, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

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4.3 Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party under this Section 4 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) for which a party may be entitled to indemnification, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one (1) separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action or proceeding, if materially prejudicial to its ability to defend such action or proceeding, shall relieve such indemnifying party of liability to the indemnified party under this Section 4 to the extent of such prejudice, but the omission to so deliver written notice to the indemnifying party will not relieve such indemnifying party of any liability that it may have to any indemnified party otherwise than under this Section 4.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided, however, that (i) no contribution by any holder of Registrable Securities, when combined with any amounts paid by such holder of Registrable Securities pursuant to Section 4.2, shall exceed the net proceeds from the offering received by such holder of Registrable Securities, except in the case of willful misconduct or fraud by such holder of Registrable Securities and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a selling holder’s liability pursuant to this Section 4.4, when combined with the amounts paid or payable by such selling holder pursuant to Section 4.2, exceed the proceeds from the offering received by such selling holder (net of any expenses paid by such selling holder). The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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4.4.2 Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

4.4.3 Unless otherwise superseded by an underwriting agreement entered into in connection with an underwritten public offering, the obligations under this Section 4 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 4 and otherwise.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. TopCo covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6. LOCK-UP AGREEMENTS.

6.1 Investor Lock-Up. Each Investor agrees that such Investor shall not Transfer, for 180 days following the Closing Date (the “Investor Lock-up Period”), any TopCo Ordinary Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for TopCo Ordinary Shares (including New Securities but excluding (i) shares acquired through the PIPE transaction and (ii)shares issued to Company Investors or their Permitted Transferees pursuant to the “Pre-Closing Equity financing” (as defined in the Business Combination Agreement).

6.2 Chairman Lock-Up. Robert Wessman agrees that he shall not Transfer his TopCo Ordinary Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) (collectively, “Chairman Shares”) for TopCo Ordinary Shares (including New Securities) for (i) 180 days following the Closing Date, with respect to one-third of the Chairman Shares, (ii) 365 days following the Closing Date, with respect to one-third of the Chairman Shares, and (iii) 545 days following the Closing Date, with respect to the remaining one-third of the Chairman Shares (the “Chairman Lock-up Period”). Notwithstanding the foregoing, the TopCo Ordinary Shares in clause (ii) are subject to early release from the Chairman Lock-up Period if TopCo Ordinary shares trade at or above a VWAP of $12.00 for ten (10) trading days during any twenty (20) trading day period commencing at least 180 days following the Closing Date.

6.3 Sponsor Lock-Up. Sponsor (and its assignees) shall not Transfer any TopCo Ordinary Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for TopCo Ordinary Shares (including New Securities) for 365 days following the Closing Date (the “Sponsor Lock-Up Period” and, together with the Investor Lock-up Period and the Chairman Lock-Up Period, the “Lock-Up Period”). Notwithstanding the foregoing, the TopCo Ordinary Shares subject to the Sponsor Lock-Up Period will be released from such restriction if TopCo Ordinary shares trade at or above a VWAP of $12.00 for ten (10) trading days during any twenty (20) trading day period commencing at least 180 days following the Closing Date. For the avoidance of doubt, the Sponsor’s Warrants are not subject to the lock-up restrictions contained in this Section 6.3.

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6.4 Sponsor Warrants Lock-Up. Sponsor or (and its assignees) shall not Transfer any Sponsor’s Warrants for 30 days following the Closing Date.

6.5 The restrictions in this Article 6 are expressly agreed to preclude each Investor during such applicable period from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Investor’s TopCo Ordinary Shares even if such TopCo Ordinary Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions during such applicable period would include without limitation any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Investor’s TopCo Ordinary Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such TopCo Ordinary Shares. The foregoing notwithstanding, each Investor shall be permitted to establish a plan to sell TopCo Ordinary Shares pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the Transfer of TopCo Ordinary Shares during the Lock-up Period. The foregoing restrictions shall not apply to Transfers made: (i) relating to TopCo Ordinary Shares acquired in open market transactions after the closing of the Business Combination, provided that no filing under Section 16(a) of the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of TopCo Ordinary Shares acquired in such open market transactions; (ii) pursuant to a gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization to a bona fide gift or charitable contribution; (iii) by will or intestate succession upon the death of an Investor; (iv) to any Permitted Transferee; (v) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; (vi) in the event of TopCo’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their TopCo Ordinary Shares for cash, securities or other property; (vii) pursuant to distributions contemplated by Section 3.2 above; or (viii) pursuant to the pledge of any TopCo Ordinary Shares held by a holder of Registrable Securities to any bank pursuant to any bona fide pledge to secure indebtedness (a “Pledge”) (e.g., for a margin loan) and any further Pledge of all or any portion of such shares pursuant to any amendments, supplements, modifications, extensions, renewals or restatements of the agreement related to any such Pledge, any refunding or refinancing of the indebtedness secured thereby or any credit facilities that replace, refund or refinance any part of the indebtedness secured thereby, including any such replacement, refunding or refinancing credit facility that increases the amount permitted to be borrowed thereunder or alters the maturity therfor; provided that any Transfer in connection with a Pledge shall be null and void unless both (1) the pledgee agrees not to Short Sell until the end of the Lock-Up Period and (2) any agreement with any pledgee related to a Pledge shall explicitly provide that TopCo is a third party beneficiary of such agreement with the right of specific enforcement over the prohibition in clause (1); or (ix) pursuant to an agreement among Company Investors or their Permitted Transferee; provided that in the case of (ii) or (iv), the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of this Agreement, including the applicable transfer restrictions set forth in this Article 6.

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7. MISCELLANEOUS.

7.1 Other Registration Rights and Arrangements. TopCo represents and warrants that no person, other than a holder of the Registrable Securities and the parties to the Subscription Agreement subscription agreements entered into by TopCo and investors in the Private Investment in Public Equity that is expected to close immediately prior to the transactions contemplated by the Merger Agreement, has any right to require TopCo to register any of TopCo’s share capital for sale or to include TopCo’s share capital in any registration filed by TopCo for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. TopCo shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

7.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of TopCo hereunder may not be assigned or delegated by TopCo in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 7.2. The rights of a holder of Registrable Securities under this Agreement may be transferred by such a holder to a transferee who acquires or holds Registrable Securities; provided, however, that such transferee has executed and delivered to TopCo a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to TopCo no later than thirty (30) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement.

7.3 Amendments and Modifications. Upon the written consent of TopCo and the holders of at least a majority in interest of the Registrable Securities at the time in question, which majority shall include Sponsor, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the shares of capital stock of TopCo, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or TopCo and any other party hereto or any failure or delay on the part of an Investor or TopCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or TopCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

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7.4 Term. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date of this Agreement or (ii) the date as of which there shall be no Registrable Securities outstanding; provided further that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of TopCo to such Investor under this Agreement shall terminate upon the earlier of (x) the date at least one year after the date hereof that such Investor ceases to hold at least 1% of the aggregate amount of Registrable Securities outstanding on the date hereof, after giving effect to the exercise of any warrants held as Registrable Securities, or (y) if such Investor is a director or an executive officer of TopCo, or an affiliate of a director or executive officer, the date such Investor no longer serves as a director or an executive officer of TopCo; provided, however, that such termination as to an Investors shall not apply to the following provisions until such Investor no longer holds any Registrable Securities: Sections 3.1.4, 3.1.5, 3.1.10, 3.1.12, 3.1.14, 3.3, 3.4, 3.5, 3.6 and Articles 4, 5 and 6.

7.5 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by facsimile or email, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given (i) on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile; provided, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day or (ii) one Business Day after being deposited with a reputable courier service with an order for next-day delivery, to the parties as follows:

If to TopCo:

Alvotech Lux Holdings S.A.S.

9, rue de Bitbourg,

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attn: Robert Wessman

      Danny Major

Email: robert.wessman@alvogen.com

danny.major@alvotech.com

with a copy to:

Cooley (UK) LLP

22 Bishopsgate

London, UK

EC2N 4BQ

Attn: Michal Berkner

Email: mberkner@cooley.com

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If to Sponsor:

333 S. Grand Avenue, 28th Floor

Los Angeles, California 90071

Attn: Patrick McCaney

Alexander Taubman

Zaid Pardesi

Email: pmccaney@oaktreecapital.com

ataubman@oaktreecapital.com

zpardesi@oaktreecapital.com

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attn: Matthew S. Arenson, P.C.

Michele Cumpston

Peter S. Seligson

Facsimile: (212) 446-4934

Email: marenson@kirkland.com

michele.cumpston@kirkland.com

peter.seligson@kirkland.com

If to any other Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in TopCo’s books and records.

7.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

7.7 Counterparts. This Agreement may be executed in multiple counterparts and by electronic signature, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

7.8 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law that would require the application of the laws of another jurisdiction, and the parties irrevocably submit to (and waive immunity from) the jurisdiction of the federal and state courts located in the County of New York in the State of New York.

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7.9 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation the Prior Agreement.

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IN WITNESS WHEREOF, the parties have caused this Investor Rights and Lock-Up Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

ALVOTECH LUX HOLDINGS S.A.S.:

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have caused this Investor Rights and Lock Up Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

EXHIBIT A

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on _____________, 20___, by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights and Lock-Up Agreement dated as of [•], 2022 (the “Agreement”), by and among TopCo and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain ordinary shares of TopCo (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

ALVOTECH LUX HOLDINGS S.A.S.
Print Name:

By:	By:

SCHEDULE I

Exhibit B

Form of Election on Internal Revenue Service Form 8832

(see attached.)

Exhibit C

Plan of Merger

(see attached.)

Alvotech Lux Holdings S.A.S.

Société par actions simplifiée

RCS Luxembourg: B258884

Siège social: 9, rue de Bitbourg, L-1273 Luxembourg, Grand-Duché de Luxembourg

Oaktree Acquisition Corp. II

Exempted company

Cayman Islands Registrar of Companies: registration number 364940

Siège social: Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Iles de Cayman

COMMON DRAFT TERMS OF CROSS-BORDER MERGER / PROJET COMMUN DE

FUSION TRANSFRONTALIERE

In the year two thousand and [***], on the [***] day of [***].

Before us, Maître [Marc Elvinger], notary residing in [***], Grand Duchy of Luxembourg

THERE APPEARED:

1)

Alvotech Lux Holdings S.A.S., a société par actions simplifiée, existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B258884 (the “Absorbing Company”), here represented by [***], professionally residing in [Luxembourg], [[by virtue of a proxy, given in [***], on [***]] [pursuant to resolutions of the chairman (président) of the Absorbing Company taken on [***]], and

2)

Oaktree Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands, having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, registered with Cayman Islands Registrar of Companies under registration number 364940 (the “Absorbed Company” and together with the Absorbing Company, the “Merging Companies”), here represented by [***], professionally residing in [Luxembourg], [[by virtue of a proxy, given in [***], on [***]] [pursuant to resolutions of the board of directors of the Absorbed Company adopted on [***]].

[The said proxies / Extracts of the said corporate authorisations of the Merging Companies] initialled ne varietur by the proxyholder of the appearing parties and the notary, shall remain annexed to this deed to be filed at the same time with the registration authorities.

Such appearing parties have requested the officiating notary to enact the common draft terms of cross-border merger which the Merging Companies, acting through the chairman (président) of the Absorbing Company and the board of directors of the Absorbed Company, declare to draw up as follows:

COMMON DRAFT TERMS OF CROSS-BORDER MERGER / PROJET COMMUN DE

FUSION TRANSFRONTALIERE

(the “Draft Terms of Merger”)

1.	The companies involved in the Cross-Border Merger

The Merging Companies have agreed to achieve the contemplated merger by way of absorption of the Absorbed Company by the Absorbing Company (the “Cross-Border Merger”) under the terms of these Draft Terms of Merger, the Cayman Islands plan of merger between the Merging Companies (the “Cayman Plan of Merger”) and pursuant to the provisions of Part XVI of the Companies Act (2021 Revision) (the “Cayman Companies Act”) and Articles 1020-1 to 1021-19 of Chapter 2 on Mergers of the Luxembourg law dated 10 August 1915 on commercial companies, as amended (the “Luxembourg Law”).

1.1	Presentation of the Absorbing Company

The Absorbing Company, Alvotech Lux Holdings S.A.S., is a société par actions simplifiée, incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B258884, incorporated pursuant to a deed of Maître Marc Elvinger, notary residing in Ettelbruck, Grand Duchy of Luxembourg, on 23 August 2021, published on the Recueil électronique des sociétés et associations n° RESA_2021_191.217 on 7 September 2021. The articles of association were amended for the last time pursuant to a deed of Maître [***] notary residing in [***], Grand Duchy of Luxembourg, on [***] 2021, published on the Recueil électronique des sociétés et associations n° RESA_[***] on [***].

The Absorbing Company’s financial year begins on 1 January of each year and ends on 31 December of the same year.

On the date hereof and immediately prior to the Effective Time (as defined below), the share capital of the Absorbing Company is forty thousand US dollars (USD 40,000), divided into four million (4,000,000) initial shares with a nominal value of one cent (USD 0.01) each, all fully paid up (the “Initial Shares”). The shares of the Absorbing Company are in registered form only.

As of the date hereof and at the Effective Time, the Absorbing Company has and will have no employees. The Absorbing Company has not instituted a works council or co-determination council and there is no association of employees, which includes amongst its members employees of the Absorbing Company or one of its subsidiaries.

1.2	Presentation of the Absorbed Company

The Absorbed Company, Oaktree Acquisition Corp. II, is an exempted company incorporated under the laws of the Cayman Islands, having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, registered with Cayman Islands Registrar of Companies under registration number 364940.

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On the date hereof and immediately prior to the Effective Time (as defined below), the authorised share capital of the Absorbed Company is thirty-three thousand one hundred US dollars (USD 33,100), divided into (i) three hundred million (300,000,000) Class A ordinary shares, with a nominal or par value of zero point zero zero zero one US dollar (USD 0.0001), (ii) thirty million (30,000,000) Class B ordinary shares, with a nominal or par value of zero point zero zero zero one US dollar (USD 0.0001) and (iii) one million (1,000,000) preference shares, with a nominal or par value of zero point zero zero zero one US dollar (USD 0.0001). The issued shares in the capital of the Company are fully paid up. The Class A ordinary shares of the Absorbed Company are listed on the New York Stock Exchange.

As of the date hereof and at the Effective Time, the Absorbed Company has and will have no employees.

2.	The Absorbing Company pursuant to the Cross-Border Merger

The Absorbing Company will continue to exist under the name “Alvotech Lux Holdings” in the form of a société par actions simplifiée.

The articles of association of the Absorbing Company at the Effective Time shall be substantially in the form attached hereto as Annex 1 (the “Articles”).

3.	Background and effects of the Cross-Border Merger

3.1	Background

The Cross-Border Merger is the first step of the business combination between the Absorbed Company (which is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination with one or more businesses) and the Alvotech group (the “Business Combination”).

3.2	Legal effects

The Absorbing Company will acquire, as a result of the Cross-Border Merger, all assets and liabilities of the Absorbed Company by way of universal succession at the Effective Time.

As of the Effective Time (as defined below), the Absorbing Company shall be subrogated to all rights and obligations of the Absorbed Company towards third parties. The rights and claims comprised in the assets of the Absorbed Company shall be transferred to the Absorbing Company with all securities, either in rem or personal, attached thereto.

The Absorbing Company will continue as of the Effective Time to perform the obligations of the Absorbed Company under any agreements to which the latter is a party.

Any claims and debts existing as at the Effective Time between the Merging Companies are cancelled upon the completion of the Cross-Border Merger.

The shareholders of the Absorbed Company will become shareholders of the Absorbing Company as of the Effective Time.

The mandates of the current directors of the Absorbed Company will come to an end as of the Effective Time.

The name and address of the Chairman (président) of the Absorbing Company after the Effective Time are:

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Helga Tatjana Zharov, professionally residing at Sæmundargata 15-19, 101 Reykjavík, Iceland.

The books and records of the Absorbed Company shall be transferred and kept at the registered office of the Absorbing Company in accordance with applicable laws.

As a result of the Cross-Border Merger, the Absorbed Company shall merge with and into the Absorbing Company and cease to exist without being liquidated and all its shares shall be exchanged into shares of the Absorbing Company.

3.3	Effective Time

Pursuant to section 237(15) of the Cayman Companies Act, the Cayman Plan of Merger (together with these Draft Terms of Merger which shall be appended thereto) shall be registered with the Cayman Islands Registrar of Companies.

In accordance with the provisions of Article 1021-16 of the Luxembourg Law, the Cross-Border Merger shall become effective between the Merging Companies and towards third parties on the date of the publication of the minutes of the extraordinary general meeting of the shareholders of the Absorbing Company approving the Cross-Border Merger on the Recueil électronique des sociétés et associations, subject to the prior (i) approval of these Draft Terms of Merger by the relevant corporate bodies of the Absorbed Company and (ii) accomplishment of all relevant acts and formalities required under the laws of the Cayman Islands with regard to the Absorbed Company (including, for the avoidance of doubt, the approval and authorisation, execution, registration and filing of, the Cayman Plan of Merger, and the filing of such other documents required under the Cayman Companies Act with the Cayman Islands Registrar of Companies in accordance with the applicable provisions of the Cayman Companies Act) (the “Effective Time”).

3.4	Date as of which the operations of the Absorbed Company shall be treated from an accounting point of view as being carried out on behalf of the Absorbing Company

As of the Effective Time, all operations and transactions of the Absorbed Company shall be treated from an accounting point of view as being carried out on behalf of the Absorbing Company.

4.	Accounting aspects of the merger, share exchange ratio and independent expert

4.1	Financial statements used for the Cross-Border Merger

The following financial statements of the Merging Companies were used to determine the terms and conditions of the Cross-Border Merger:1

(i)	the interim financial statements as at [***] of the Absorbing Company (the “Absorbing Company FS”); and

(ii)	the [annual [audited] accounts as at [***] / interim financial statements as at [***]] of the Absorbed Company (the “Absorbed Company FS”).

4.2	Valuation of the transferred assets and liabilities

[1]	To be determined at execution.

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The terms and conditions of the Cross-Border Merger have been determined on the basis of the Absorbed Company FS and the Absorbing Company FS.

The fair market value of the assets and liabilities of each of the Absorbed Company and the Absorbing Company are reflected in the Absorbed Company FS and the Absorbing Company FS respectively.

It being understood that the Absorbed Company received USD 250,000,000 from its initial public offering of units, consummated on September 21, 2020 (the “IPO”) and sale of private placement warrants purchased in a private placement in connection with the IPO, which was placed into a trust account (the “Trust Account”) immediately following the IPO. In accordance with the Memorandum of Association of the Absorbed Company, the funds held in the Trust Account will be released upon the consummation of the Business Combination.

Thus, if the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) shareholders of the Absorbed Company who properly exercise their redemption rights and (ii) cash consideration pursuant to the Business Combination Agreement. Any additional funds available for release from the Trust Account will be used for general corporate purposes of the Absorbing Company following the Business Combination.

The Absorbed Company has further issued warrants as described under section 6.

4.3	Exchange ratio

Each Class A ordinary share or Class B ordinary share in the capital of the Absorbed Company issued and outstanding immediately prior to the Effective Time (and that is not, at the Effective Time, redeemed, cancelled and/or held in treasury by the Absorbed Company) shall be automatically exchanged for one (1) ordinary share in the share capital of the Absorbing Company (the “Exchange Ratio”).

Any holder of class A ordinary shares of the Absorbed Company may request the redemption by the Absorbed Company of the class A ordinary shares of the Absorbed Company held for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, as of two business days prior to the consummation of the Business Combination and the Effective Time, including interest earned on the funds held in the Trust Account and not previously released to the Absorbed Company to pay its franchise and income taxes, upon the consummation of the Business Combination. Such holder of class A ordinary shares of the Absorbed Company will be restricted from seeking redemption rights with respect to 15% or more of the class A ordinary shares of the Absorbed Company, all class A ordinary shares of the Absorbed Company in excess of 15% owned by a holder will not be redeemed.

4.4	Independent expert

The Exchange Ratio so established by the chairman (président) of the Absorbing Company and the board of directors of the Absorbed Company [has been/shall be] submitted for evaluation purposes to:

[name and details of the independent expert] for the Absorbing Company and to [name and details of the independent expert] for the Absorbed Company (the “Merger Experts”), independent experts appointed in accordance with Article 1021-6 of the Luxembourg Law.

5.	Delivery of shares

New shares in the share capital of the Absorbing Company shall be issued and allotted to the shareholders of the Absorbed Company by application of the Exchange Ratio.

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The Absorbing Company shall thus increase its share capital by an amount corresponding to the sum of (i) the nominal value of the shares issued, i.e. [one cent (0.01 USD)], multiplied by a number corresponding to the number of shares issued and not redeemed by the Absorbed Company at the Effective Time.2

The new shares will be registered in the share register of the Absorbing Company in the name of the shareholders of the Absorbed Company (of which evidence may be obtained at the registered office of the Absorbing Company).

The new shares issued by the Absorbing Company further to the Cross-Border Merger shall carry the right to participate in the profits and/or losses of the Absorbing Company as from the Effective Time.

6.	Special rights for the shareholders and for the holders of other securities

Subject to the following paragraphs, neither the Absorbing Company nor the Absorbed Company have issued securities other than shares and no special rights shall be conferred by the Absorbing Company to the shareholders or holders of other securities in the Absorbed Company.

The Absorbed Company has issued ten million nine hundred sixteen thousand six hundred sixty-seven (10,916,667) warrants to purchase one Class A ordinary share of the Absorbed Company at a price of $11.50 per Class A ordinary share, subject to certain adjustments (the “Parent Warrants” or each a “Parent Warrant”).

As a result of the Merger, each Parent Warrant that is outstanding immediately prior to the Effective Time shall automatically cease to represent a right to acquire class A ordinary shares of the Absorbed Company and shall automatically represent, immediately following the Effective Time, a right to acquire ordinary shares of the Absorbing Company (a “Converted Warrant”) on the same contractual terms and conditions to which such Parent Warrants are subject to as of immediately prior to the Effective Time and as further described in the warrant assumption agreement attached hereto, including, that, each Converted Warrant: (a) shall represent the right to acquire the number of ordinary shares of the Absorbing Company equal to the number of ordinary shares of the Absorbed Company subject to each such Parent Warrant immediately prior to the Effective Time; (b) shall have an exercise price of $11.50 per whole warrant required to purchase one ordinary share of the Absorbing Company; and (c) shall expire on the five (5) year anniversary of the Effective Time.

7.	Special advantages to the Merger Experts and/or any members of the management, supervisory or controlling bodies of the Merging Companies

No special advantages will be granted to the Merger Experts and/or any members of the management, supervisory or controlling bodies of the Merging Companies.

8.	Repercussions of the Cross-Border Merger on employment

As none of the Merging Companies has employees, the Cross-Border Merger will have no impact on employment.

[2]	Ratio and nominal value to be confirmed by Alvotech.

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9.	Information regarding the Cross-Border Merger

The Draft Terms of Merger shall be published on the Recueil électronique des sociétés et associations at least one (1) month prior to the date set for the extraordinary general meetings of shareholders of the Absorbing Company to approve the Cross-Border Merger.

The following documents shall be held available for inspection by the shareholders of each of the Merging Companies at its registered office or on its website, as applicable, at least one (1) month prior to the date set for the extraordinary general meetings of shareholders of the Merging Companies due to approve the Cross-Border Merger:

a)	the Draft Terms of Merger;

b)	[the annual accounts and the management reports for the last three (3) financial years of each of the Absorbed Company, if applicable];

c)	[interim accounts of each of the Merging Companies dated [***]];[3]

d)

the reports from the chairman (président) of the Absorbing Company and the [relevant corporate body] of the Absorbed Company explaining the Draft Terms of Merger from a legal and economical point of view, in accordance with Article 1021-5 of the Luxembourg Law; and

e)	the reports from one or several independent experts in accordance with Article 1021-6 of the Luxembourg Law.

10.	Creditor rights

10.1	Creditors rights under Luxembourg law

Creditors of the Merging Companies, whose claims predate the Effective Time, notwithstanding any agreement to the contrary, may apply, within two (2) months of such Effective Time, to the judge presiding the chamber of the Tribunal d’Arrondissement dealing with commercial matters in the district in which the registered office of the debtor company is located and sitting as in commercial and urgent matters, to obtain adequate safeguards of collateral for any matured or unmatured debts, where they can credibly demonstrate that due to the Cross-Border Merger, the satisfaction of their claims is at stake and that no adequate safeguards have been obtained from the company. The president of such chamber shall reject the application if the creditor is already in possession of adequate safeguards or if such safeguards are unnecessary, having regard to the financial situation of the company after the Cross-Border Merger. The debtor company may cause the application to be turned down by paying the creditor, even if it is a term debt.

If the safeguards are not provided within the time limit prescribed, the debt shall immediately fall due.

Further information on the creditors protection applicable to the creditors of the relevant Merging Company can be obtained free of charge at the registered office of each Merging Company.

[3]	To be determined at execution.

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11.2	Right of opposition of creditors under Cayman Islands law

The Absorbed Company has granted no fixed or floating security interests that are outstanding as at the date hereof.

Further information on the creditors protection applicable to the creditors of the relevant Merging Company can be obtained free of charge at the registered office of each Merging Company.

12	Miscellaneous

For the purpose of the execution hereof and of the deeds or minutes that shall follow or result herefrom, the Merging Companies elect domicile at their respective registered offices.

This document is worded in English followed by a French version. In case of divergences between the English and the French text, the English version shall prevail.

Annex

The annex to this Draft Terms of Merger forms an integrated part of this Draft Terms of Merger.

Suit la traduction française du texte qui précède.

[***]

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SCHEDULE 1

ARTICLES OF ASSOCIATION OF THE ABSORBING COMPANY

SCHEDULE 2

CAYMAN PLAN OF MERGER

SCHEDULE 3

WARRANTS ASSUMPTION AGREEMENT

ANNEXE 1

STATUTS DE LA SOCIÉTÉ ABSORBANTE

ANNEXE 2

CAYMAN PLAN DE FUSION

ANNEXE 3

CONTRAT DE TRANSFERT DES WARRANTS

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Exhibit D

Agreed TopCo Governing Documents

(see attached.)

FORM OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION1

A.	NAME - PURPOSE - DURATION - REGISTERED OFFICE

Article	1 Name - Legal form

There exists a public limited company (société anonyme) under the name “[Alvotech Lux Holdings S.A.]2” (the “Company”) which shall be governed by the law of 10 August 1915 on commercial companies, as amended (the “Law”), as well as by the present articles of association.

Article	2 Purpose

2.1

The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

2.2

The Company may grant loans to, as well as guarantees or security for the benefit of third parties to secure its obligations and obligations of other companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company, or otherwise assist such companies.

2.3	The Company may raise funds through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue securities of any type.

2.4	The Company may carry out any commercial, industrial, financial, real estate or intellectual property activities which it considers useful for the accomplishment of these purposes.

Article	3 Duration

3.1	The Company is incorporated for an unlimited period of time.

3.2	It may be dissolved at any time by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article	4 Registered office

4.1	The registered office of the Company is established in the City of Luxembourg, Grand Duchy of Luxembourg.

4.2

The board of directors may transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg and, if necessary, subsequently amend these articles of association to reflect such change of registered office.

[1]	NTD: Form after Second Merger.
[2]	NTD: name to be confirmed.

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4.3	Branches or other offices may be established either in the Grand Duchy of Luxembourg or abroad by a resolution of the board of directors.

4.4

In the event that the board of directors determines that extraordinary political, economic or social circumstances or natural disasters have occurred or are imminent that would interfere with the normal activities of the Company at its registered office, the registered office may be temporarily transferred abroad until the complete cessation of these extraordinary circumstances; such temporary measures shall not affect the nationality of the Company which, notwithstanding the temporary transfer of its registered office, shall remain a Luxembourg company.

B.	SHARE CAPITAL – SHARES

Article	5 Share capital

5.1	The Company’s share capital is set at [***] United States dollars (USD [***]), represented by [***] ([***]) ordinary shares (the “Shares”), each having a nominal value of one cent (USD 0.01).

5.2

The Company’s share capital may be increased or reduced by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association or as set out in Article 6 hereof.

5.3

Any new Shares to be paid for in cash shall be offered by preference to the existing shareholder(s). In case of a plurality of shareholders, such Shares shall be offered to the shareholders holding the same class of shares in proportion to the number of Shares of that class held by them in the Company’s share capital. The board of directors shall determine the time period during which such preferential subscription right may be exercised, which may not be less than fourteen (14) days from the date of publication of the offer on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper or, in case of registered shares, of dispatch of a registered mail or any other means of communication individually accepted by the addressees and ensuring access to the information sent to the shareholders announcing the opening of the subscription period.

5.4

The general meeting of shareholders may limit or cancel the preferential subscription right of the existing shareholders subject to quorum and majority required for an amendment of these articles of association. Notwithstanding the above, the board of directors may limit or cancel the preferential subscription right of the existing shareholders in accordance with Article 6 hereof.

5.5

If after the end of the subscription period not all of the preferential subscription rights offered to the existing shareholders have been subscribed by the latter, third parties may be allowed to participate in the share capital increase, except if the board of directors decides that the preferential subscription rights shall be offered to the existing shareholders who have already exercised their rights during the subscription period, in proportion to the portion that their Shares represent in the share capital; the modalities for the subscription to be determined by the board of directors. The board of directors may also decide in such case that the share capital shall only be increased by the amount of subscriptions received by the existing shareholders of the Company.

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5.6

The Company may repurchase its own Shares subject to the provisions of the Law, and in conformity with all other applicable laws and regulations, including any rules and regulations of a foreign stock exchange or securities settlement system on which the Company’s shares are traded.

Article	6 Authorised capital

6.1

The authorised capital, excluding the share capital, is set at sixty million United States dollars (USD 60,000,000), consisting of six billion (6,000,000,000) Shares, each having a nominal value of one cent (USD 0.01). During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Shares; (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Shares, warrants (which may be separate or attached to Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, and (iv) confirm by way of a notarial deed within the legal deadline each and any share capital increase effectuated within the limits of the authorised capital and to amend Article 5.1 and Article 6.1 accordingly. The Shares to be issued upon exercise of any Share Rights may be issued beyond the initial authorized capital period of five (5) years as long as the Share Rights were issued within the relevant initial authorized capital period of five (5) years.

6.2

During a period of up to five (5) years from the date of the resolutions of the general meeting of the shareholders granting such authorisation to the board of directors or its subsequent renewal(s) and subject to the provisions of the Law, the board of directors is hereby authorised and empowered to (i) repurchase Shares, each having a nominal value of one cent (USD 0.01), in one or more occasions, (ii) determine the moment and place of repurchase of the Shares, (iii) proceed with the cancellation of the Shares so repurchased and the subsequent share capital reduction, (iv) allocate the amount of the share capital reductions to the shareholders of the Company, provided that in case such repurchase is made for value, the consideration payable for such shares shall be determined by the board of directors and shall not be lower than the nominal value of the repurchased Shares, and (v) record by way of a notarial deed each and any share capital reduction effectuated within the limits of this Article 6.2 and to amend Article 5.1 accordingly.

6.3

The above authorisations may be renewed through a resolution of the general meeting of the shareholders adopted in the manner required for an amendment of these articles of association and subject to the provisions of the Law, each time for a period not exceeding five (5) years.

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Article	7 Shares – Transfer of Shares

7.1	The Company may have one or several shareholders.

7.2	Death, suspension of civil rights, dissolution, bankruptcy or insolvency or any other similar event regarding any of the shareholders shall not cause the dissolution of the Company.

7.3	The shares of the Company are in registered form.

7.4

The Company will recognise only one (1) holder per share. In case a share is owned by several persons, they shall appoint a single representative who shall represent them in respect of the Company. The Company has the right to suspend the exercise of all rights attached to that share, except for relevant information rights, until such representative has been appointed.

7.5

Subject to any contractual agreement to which the Shares or the shareholders may be subject to and the present articles of association, the shares are freely transferable in accordance with the provisions of the Law.

7.6

A register of shares shall be kept by the Company at its registered office, where it shall be available for inspection by any shareholder. This register shall contain all the information required by the Law. Ownership of ordinary shares will be established by registration in said register, or in the event separate registrars have been appointed pursuant to article 7.7, in such separate register(s). Without prejudice to the conditions for transfer by book entries provided for in article 7.9 of these articles of association, a transfer of Shares shall be carried out by means of a declaration of transfer entered in the relevant register, dated and signed by the transferor and the transferee or by their duly authorised representatives or by the Company upon notification of the transfer or acceptance of the transfer by the Company. The Company may accept and enter in the relevant register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee.

7.7

The Company may appoint registrars in different jurisdictions who may each maintain a separate register for the Shares entered therein. Shareholders may elect to be entered into one of these registers and to transfer their Shares to another register so maintained. The board of directors may however impose transfer restrictions for Shares in compliance with applicable trading restrictions. A transfer to the register kept at the Company’s registered office may always be requested.

7.8

Subject to the provisions of article 7.9 and article 7.10, the Company may consider the person in whose name the Shares are registered in the register of shareholders as the full owner of such Shares. In the event that a holder of Shares does not provide an address in writing to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the register of shareholders and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder in writing. The holder may, at any time, change his address as entered in the register of shareholders by means of written notification to the Company.

7.9

The Shares may be held by a holder (the “Holder”) through a securities settlement system or a Depositary (as this term is defined below). The Holder of Shares held in such fungible securities accounts has the same rights and obligations as if such Holder held the Shares directly. The Shares held through a securities settlement system or a Depositary shall be recorded in an account opened in the name of the Holder and may be transferred from one account to another in accordance with customary procedures

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for the transfer of securities in book-entry form. However, the Company will make dividend payments, if any, and any other payments in cash, Shares or other securities, if any, only to the securities settlement system or Depositary recorded in the register of shareholders or in accordance with the instructions of such securities settlement system or Depositary. Such payment will grant full discharge of the Company’s obligations in this respect.

7.10

All communications and notices to be given to a registered shareholder shall be deemed validly made if made to the latest address communicated by the shareholder to the Company in accordance with article 7.8 or, if no address has been communicated by the shareholder, the registered office of the Company or such other address as may be so entered by the Company in the register from time to time according to article 7.9.

7.11

Where Shares are recorded in the register of shareholders in the name of or on behalf of a securities settlement system or the operator of such system and recorded as book-entry interests in the accounts of a professional depositary or any sub-depositary (any depositary and any sub-depositary being referred to hereinafter as a “Depositary”), the Company will permit the Depositary of such book-entry interests to exercise the rights attaching to the Shares corresponding to the book-entry interests of the relevant Holder, including receiving notices of general meetings, admission to and voting at general meetings, and shall consider the Depositary to be the holder of the Shares corresponding to the book-entry interests for purposes of this Article 7.11 of the present articles of association. The board of directors may determine the formal requirements with which such certificates from such Depositary must comply and the exercise of the rights in respect of such Shares may in addition be subject to the internal rules and procedures of the securities settlement system.

7.12

In connection with a general meeting of shareholders, the board of directors may decide that no entry shall be made in the register of shareholders and no notice of a transfer shall be recognised for voting purposes by the Company and any Depositary or registrar(s) during the period starting on the Record Date (as hereinafter defined) and ending on the closing of such general meeting, subject to compliance with the applicable rules of any foreign stock exchange, if the Shares of the Company are listed on a foreign stock exchange.

C.	GENERAL MEETINGS OF SHAREHOLDERS

Article	8 Powers of the general meeting of shareholders

8.1

The shareholders exercise their collective rights in the general meeting of shareholders. Any regularly constituted general meeting of shareholders of the Company shall represent the entire body of shareholders of the Company. The general meeting of shareholders is vested with the powers expressly reserved to it by the Law and by these articles of association.

8.2

If the Company has only one shareholder, any reference made herein to the “general meeting of shareholders” shall be construed as a reference to the “sole shareholder”, depending on the context and as applicable and powers conferred upon the general meeting of shareholders shall be exercised by the sole shareholder.

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Article	9 Convening of general meetings of shareholders

9.1

The general meeting of shareholders of the Company may at any time be convened by the board of directors, to be held at such place and on such date as specified in the notice of such meeting. The board of directors shall convene the annual general meeting of shareholders within a period of six (6) months after the end of the Company’s financial year. Other general meetings of shareholders may be held at such place and time as may be specified in the respective notices of meeting.

9.2

The general meeting of shareholders must be convened by the board of directors upon the written request of one or several shareholders representing at least ten per cent (10%) of the Company’s share capital.

9.3

The convening notice for every general meeting of shareholders shall contain the date, time, place and agenda of the meeting and may be made through announcements filed with the Luxembourg Trade and Companies Register and published at least thirty (30) days before the meeting, on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper. In such case, notices by mail shall be sent at least eight (8) days before the meeting to the registered shareholders by ordinary mail (lettre missive). Alternatively, the convening notices may be exclusively made by registered mail in case the Company has only issued registered Shares or if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication. If the Shares of the Company are listed on a foreign stock exchange, the requirements of such foreign stock exchange applicable to the Company shall additionally be complied with. If all of the shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication.

9.4

If the Shares of the Company are listed on a foreign stock exchange, all shareholders of the Company are entitled to be admitted to any general meeting of shareholders provided, however, that the board of directors may determine a date and time preceding the general meeting of shareholders as the record date for admission to such meeting, which may not be less than eight (8) calendar days prior to (and excluding) the date of the general meeting (the “Record Date”).

9.5

Shareholders holding individually or collectively at least ten (10) per cent of the issued share capital of the Company, may request the addition of one or several new items on the agenda of the general meeting. This right shall be exercised upon request of the shareholders in writing submitted to the Company by registered letter at the address of the registered office of the Company. The requests shall include the details requested in the convening notice. The requests from the shareholders shall be received by the Company no later than eight (8) calendar days before the general meeting.

9.6

With respect to Shares which are not listed on a stock exchange, any Shareholder who holds one or more of such non-listed Share(s) of the Company, who is registered in the share register of the Company relating to such non-listed Shares on the Record Date, shall be admitted to the relevant general meeting.

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Article	10 Conduct of general meetings of shareholders

10.1

The annual general meeting of shareholders shall be held within six (6) months of the end of the financial year in the Grand Duchy of Luxembourg at the registered office of the Company or at such other place in the Grand Duchy of Luxembourg as may be specified in the convening notice of such meeting. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices. Holders of bonds are not entitled to attend meetings of shareholders.

10.2

A board of the meeting (bureau) shall be formed at any general meeting of shareholders, composed of a chairman, a secretary and a scrutineer who need neither be shareholders nor members of the board of directors. The board of the meeting shall ensure that the meeting is held in accordance with applicable rules and, in particular, in compliance with the rules in relation to convening, majority requirements, vote tallying and representation of shareholders.

10.3	An attendance list must be kept at all general meetings of shareholders.

10.4

A shareholder may act at any general meeting of shareholders by appointing another person as his proxy in writing or by facsimile, electronic mail or any other similar means of communication. One person may represent several or even all shareholders.

10.5

Shareholders taking part in a meeting by conference call, through video conference or by any other means of communication allowing for their identification, allowing all persons taking part in the meeting to hear one another on a continuous basis and allowing for an effective participation of all such persons in the meeting, are deemed to be present for the computation of the quorums and votes, subject to such means of communication being made available at the place of the meeting.

10.6

The board of directors may in its sole discretion authorize each shareholder to vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication authorised by the board of directors to the Company’s registered office or to the address specified in the convening notice. Subject to such authorization by the board of directors, the shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three (3) boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the appropriate box. The Company will only take into account voting forms received prior to the general meeting of shareholders to which they relate. For the avoidance of doubt, shareholders may not vote by voting forms where the board of directors has not authorized such voting method for a given general meeting.

10.7

Voting forms which, for a proposed resolution, do not show (i) a vote in favour of the proposed resolution, (ii) a vote against the proposed resolution or (iii) an abstention from voting on the proposed resolution, are void with respect to such resolution. If a shareholder votes by means of a voting form, the voting form shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such voting forms. The Company shall only take into account voting forms received no later than two (2) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the voting forms.

10.8

If a shareholder votes by means of proxy, the proxy shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such proxies. The Company shall only take into account proxies received no later than two (2) business days prior to the date of the general meeting to which they relate.

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10.9

A holder of Shares held through the operator of a securities settlement system or with a Depositary wishing to attend a general meeting must provide the Company with a certificate issued by such operator or Depositary certifying the number of Shares recorded in the relevant account on the Record Date and showing that such Shares are blocked until the closing of the general meeting to which it relates. Such certificate must be provided to the Company no later than two (2) business days prior to the date of such general meeting. If such holder of Shares votes by means of a proxy, article 10.8 of these articles of association shall apply.

10.10

The board of directors may determine further conditions that must be fulfilled by the shareholders for them to take part in any general meeting of shareholders and shorten or prolong periods for receipt of proxies and voting forms in the convening notice.

10.11

In connection with each general meeting, the board of directors is authorized to provide such rules of deliberations and such conditions for allowing shareholders to take part in the meeting as the board of directors deems appropriate.

10.12

Except to the extent inconsistent with the rules and conditions as adopted by the board of directors, the person presiding over the general meeting shall have the power and authority to prescribe such additional rules and conditions and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and conditions, whether adopted by the board of directors or prescribed by the person presiding over the meeting, may include, in each case to the extent permitted by applicable law:

•	determining the order of business for the meeting subject to compliance with the agenda for the meeting;

•	rules and procedures for maintaining order at the meeting and the safety of those present;

•

limitations on attendance at or participation in the meeting to shareholders of record, their duly authorized and constituted attorneys or such other persons as the person presiding over the meeting shall determine;

•	restrictions on entry to the meeting after the time fixed for the commencement thereof; and

•	limitations on the time allotted to questions or comments by participants.

Article	11 Quorum, majority and vote

11.1	Each share entitles to one vote in general meetings of shareholders.

11.2

Subject to the rules of the applicable stock exchange, if any, on which a Share is listed, the board of directors may suspend the voting rights of any shareholder in breach of his/her/its obligations under any relevant contractual arrangement entered into by such shareholder. A shareholder may individually decide not to exercise, temporarily or permanently, all or part of his voting rights. The waiving shareholder is bound by such waiver and the waiver is mandatory for the Company upon notification to the latter.

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11.3

Subject to the rules of the applicable stock exchange, if any, on which a Share is listed, in case the voting rights of one of several shareholders are suspended or the exercise of the voting rights has been waived by one or several shareholders in accordance with Article 11.2, such shareholders may attend any general meeting of the Company but the shares they hold are not taken into account for the determination of the conditions of quorum and majority to be complied with at the general meetings of the Company.

11.4

Except as otherwise required by the Law or these articles of association, resolutions at a general meeting of shareholders duly convened shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented. Abstentions and nil votes shall not be taken into account.

Article	12 Amendments of the articles of association

12.1

Except as otherwise provided herein or by the Law, these articles of association may be amended by a majority of at least two thirds of the votes validly cast at a general meeting at which a quorum of more than half of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Article 9.3, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account.

12.2

Subject to the rules of the applicable stock exchange, if any, on which a Share is listed, in case voting rights of one of several shareholders are suspended or the exercise of the voting rights has been waived by one or several shareholders in accordance with Article 11.2, the provisions of Article 11.3 of these Articles of Association apply mutatis mutandis.

Article  13 Change of nationality

The shareholders may change the nationality of the Company by a resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association.

Article	14 Adjournment of general meeting of shareholders

Subject to the provisions of the Law, the board of directors may, during the course of any general meeting, adjourn such general meeting for four (4) weeks. The board of directors shall do so at the request of one or several shareholders representing at least ten per cent (10%) of the share capital of the Company. In the event of an adjournment, any resolution already adopted by the general meeting of shareholders shall be cancelled.

Article	15 Minutes of general meetings of shareholders

15.1	The board of any general meeting of shareholders shall draw up minutes of the meeting which shall be signed by the members of the board of the meeting as well as by any shareholder upon its request.

15.2

Any copy and excerpt of such original minutes to be produced in judicial proceedings or to be delivered to any third party, shall be certified as a true copy of the original by the notary having had custody of the original deed in case the meeting has been recorded in a notarial deed, or shall be signed by the chairman of the board of directors, if any, or by any two (2) of its members.

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Article	16 Rules applicable in case of listing on a EU Regulated Market

16.1

In case the shares of the Company are admitted to trading on a regulated market within the meaning of Directive 2014/65/EU within the territory of the European Economic Area (the “EU Regulated Market”), the provisions of these articles of association shall apply with the following amendments and supplements:

16.2

Article 9.3 shall be replaced as follows: The convening notice for any general meeting of shareholders must contain (a) the agenda of the meeting, (b) the place, date and time of the meeting, (c) the description of the procedures that Shareholders must comply with in order to be able to participate and cast their votes in the general meeting, (d) statement of the Record Date and the manner in which shareholders have to register and a statement that only those who are shareholders on that date shall have the right to participate and vote in the general meeting, (e) indication of the postal and electronic addresses where and how the full unbridged text of the documents to be submitted to the general meeting and the draft resolutions may be obtained and (f) indication of the address of the internet site on which this information is available. Such notice shall take the form of announcements published (i) at least thirty (30) days before the meeting, in the Recueil Electronique des Sociétés et Associations and in a Luxembourg newspaper and (ii) in a manner ensuring fast access to it on a non-discriminatory basis in such media as may reasonably be relied upon for the effective dissemination of information throughout the European Economic Area. A notice period of at least seventeen (17) days applies, in case of a second or subsequent convocation of a general meeting convened for lack of quorum required for the meeting convened by the first convocation, provided that this Article 9.3 has been complied with for the first convocation and no new item has been put on the agenda. In case the Shares are listed on a foreign stock exchange, the notices shall in addition be published in such other manner as may be required by laws, rules or regulations applicable to such stock exchange from time to time. If all of the shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication.

16.2.1

Article 9.4 shall be replaced as follows: Any shareholder who holds one or more Shares of the Company at 00:00 (midnight Luxembourg time) on the date falling fourteen (14) days prior to (and excluding) the date of the general meeting (the “Record Date”) shall be admitted to the relevant general meeting of shareholders. Any Shareholder who wishes to attend the general meeting must inform the Company thereof at the latest on the Record Date, in a manner to be determined by the board of directors in the convening notice. In case of Shares held through or with a professional depository or sub-depository designated by such depository, a holder of Shares wishing to attend a general meeting of shareholders should receive from such operator or depository or sub-depository a certificate certifying the number of Shares recorded in the relevant account on the Record Date. The certificate should be submitted to the Company at its registered address no later than three (3) business days prior to the date of the general meeting. In the event that the Shareholder votes through proxies, the proxy has to be deposited at the registered office of the Company at the same time or with any agent of the Company, duly authorised to receive such proxies. The board of directors may set a shorter period for the submission of the certificate or the proxy.

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16.3

Article 9.5 shall be replaced as follows: One or several Shareholders, representing at least five percent (5%) of the Company’s issued share capital, may (i) request to put one or several items to the agenda of any general meeting of shareholders, provided that such item is accompanied by a justification or a draft resolution to be adopted in the general meeting, or (ii) table draft resolutions for items included or to be included on the agenda of the general meeting. Such requests must be sent to the Company’s registered office in writing by registered letter or electronic means at least twenty-two (22) days prior to the date of the general meeting and include the postal or electronic address of the sender. In case such request entails a modification of the agenda of the relevant meeting, the Company will make available a revised agenda at least fifteen (15) days prior to the date of the general meeting.

16.4	Within fifteen (15) days following the general meeting of Shareholders, the Company shall publish on its website the voting results.

D.	MANAGEMENT

Article	17 Composition and powers of the board of directors, board rules

17.1

The Company shall be managed by a board of directors composed of at least three (3) directors (but in all cases an odd number), which shall be appointed pursuant to these articles of association and any nomination agreement to which the Company is a party as may be further determined in the board rules adopted by the board of directors. The directors shall be appointed by the general meeting of shareholders which shall determine their number, fix their remuneration, and their term of office, which may not exceed three (3) years. Directors may be reappointed for successive terms.

17.2

The board of directors is vested with the broadest powers to act in the name of the Company and to take any action necessary or useful to fulfill the Company’s corporate purpose, with the exception of the powers reserved by the Law or by these Articles of Association to the general meeting of shareholders.

17.3

The board of directors shall determine its own rules of procedure and may create one or several committees. The composition and the powers of such committee(s), the terms of the appointment, removal, remuneration and duration of the mandate of its/their members, as well as its/their rules of procedure are determined by the board of directors. The board of directors shall be in charge of the supervision of the activities of the committee(s). For the avoidance of doubt, such committees shall not constitute management committee in the sense of Article 441-11 of the Law.

17.4

The board of directors may, unanimously, pass resolutions by circular means when expressing its approval in writing, by facsimile, electronic mail or any other similar means of communication. Each director may express his consent separately, the entirety of the consents evidencing the adoption of the resolutions. The date of such resolutions shall be the date of the last signature.

Article	18 Daily management

The daily management of the Company as well as the representation of the Company in relation to such daily management may be delegated to one or more directors, officers or other agents, acting individually or jointly. Their appointment, removal and powers shall be determined by a resolution of the board of directors.

Article	19 Appointment, removal and term of office of directors

19.1	The directors shall be appointed by the general meeting of shareholders which shall determine their remuneration and term of office.

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19.2	Each director is appointed by the general meeting of shareholders at a simple majority of the votes validly cast.

19.3	Any director may be removed from office at any time with or without cause by the general meeting of shareholders at a simple majority of the votes validly cast.

19.4

If a legal entity is appointed as director of the Company, such legal entity must designate a physical person as permanent representative who shall perform this role in the name and on behalf of the legal entity. The relevant legal entity may only remove its permanent representative if it appoints a successor at the same time. An individual may only be a permanent representative of one (1) director of the Company and may not be himself a director of the Company at the same time.

Article	20 Vacancy in the office of a director

20.1

In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the remaining directors until the next meeting of shareholders which shall resolve on the permanent appointment in compliance with the applicable legal provisions.

20.2	In case the vacancy occurs in the office of the Company’s sole director, such vacancy must be filled without undue delay by the general meeting of shareholders.

Article	21 Conflict of interests

21.1

Save as otherwise provided by the Law, any director who has, directly or indirectly, a financial interest conflicting with the interest of the Company in connection with a transaction falling within the competence of the board of directors, must inform the board of directors of such conflict of interest and must have his declaration recorded in the minutes of the board meeting. The relevant director may not take part in the discussions relating to such transaction nor vote on such transaction. Any such conflict of interest must be reported to the next general meeting of shareholders prior to such meeting taking any resolution on any other item.

21.2

Where the Company comprises a single director, transactions made between the Company and the director having an interest conflicting with that of the Company are only mentioned in the resolution of the sole director.

21.3

Where, by reason of a conflicting interest, the number of directors required in order to validly deliberate is not met, the board of directors may decide to submit the decision on this specific item to the general meeting of shareholders.

21.4	The conflict of interest rules shall not apply where the decision of the board of directors or the sole director relates to day-to-day transactions entered into under normal conditions.

21.5

The daily manager(s) of the Company, if any, are subject to articles 21.1 to 21.4 of these articles of association provided that if only one (1) daily manager has been appointed and is in a situation of conflicting interests, the relevant decision shall be adopted by the board of directors.

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Article	22 Dealing with third parties

22.1

The Company shall be bound towards third parties in all circumstances by the joint signature of any two (2) directors or by the joint signature or the sole signature of any person(s) to whom such signatory power may have been delegated by the board of directors within the limits of such delegation.

22.2

Within the limits of the daily management, the Company shall be bound towards third parties by the signature of any person(s) to whom such power may have been delegated, acting individually or jointly in accordance within the limits of such delegation.

Article	23 Indemnification

23.1

The members of the board of directors, officers, employees and agents of the Company are not held personally liable for the indebtedness or other obligations of the Company. As agents of the Company, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in article 23.2 and mandatory provisions of law, every person who is, or has been, a member of the board of directors, officer (mandataire) or agent of the Company (and any other persons to which applicable law permits the Company to provide indemnification, including any person who is or was a director or officer of the Company, is or was serving at the request of the Company as a director, officer (mandataire), employee or agent of another company, partnership, joint venture, trust or other enterprise or employee benefit plan) (collectively, the “Covered Persons”), shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by them in connection with any claim, action, suit or proceeding which they become involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof. If applicable law is amended after approval of this Article 23 to authorize corporate action further eliminating or limiting the personal liability of Covered Persons, then the liability of a Covered Person to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

23.2

Expenses (including attorneys’ fees) incurred by a Covered Person in defending any claim (save for fraud, negligence or willful misconduct’s claims) shall be paid by the Company in advance of the final disposition of such claim upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in this Article 23. Such expenses (including attorneys’ fees) incurred by former Covered Persons may be so paid upon such terms and conditions, if any, as the Company deems appropriate.

23.3

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 23 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this present articles of association, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Company that indemnification of the persons specified in this Article 23 shall be made to the fullest extent permitted by law.

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23.4

Any repeal or modification of this Article 23 by the shareholders of the Company shall only be prospective and shall not affect the rights to indemnification and to the advancement of expenses of a Covered Person or protections or increase the liability of any Covered Person under this Article 23 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

23.5

No indemnification shall be provided to any Covered Person (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors. The termination of any claim, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any claim, had reasonable cause to believe that such person’s conduct was unlawful.

23.6

The right of indemnification herein provided shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect or limit any rights to indemnification to which corporate personnel, including Covered Persons, may be entitled by contract or otherwise under law. The Company shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including Covered Persons, as the Company may decide upon from time to time.

23.7

Notwithstanding any rights to indemnification, advancement of expenses and/or insurance that may be provided by any persons who is a pension fund, private investment fund or institutional lender or any wholly owned subsidiary of the foregoing, including for the avoidance of doubt, Oaktree Capital Management, L.P. and each of its managed funds and each affiliate of the foregoing (other than the Company and its subsidiaries) (collectively, the “Other Indemnitors”), to a Covered Person, with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Company: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Company shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Company. Notwithstanding anything to the contrary herein, the obligations of the Company under this Article 23 shall only apply to Covered Persons in their capacity as Covered Persons.

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E.	AUDIT AND SUPERVISION

Article	24 Auditor(s)

24.1

The transactions of the Company shall be supervised by one or several statutory auditors (commissaires). The general meeting of shareholders shall appoint the statutory auditor(s) and shall determine their term of office, which may not exceed six (6) years.

24.2

The general meeting of shareholders of the Company shall appoint one or more independent auditors (réviseurs d’entreprises agréés) in accordance with Article 69 of the law of 19 December 2002 regarding the trade and companies register and the accounting and annual accounts of undertakings, as amended, the institution of statutory auditors is no longer required.

24.3	An independent auditor may only be removed by the general meeting of shareholders for cause or with his approval.

F.	FINANCIAL YEAR – ANNUAL ACCOUNTS – ALLOCATION OF PROFITS – INTERIM DIVIDENDS

Article	25 Financial year

The financial year of the Company shall begin on the first of January of each year and shall end on the thirty-first of December of the same year.

Article	26 Annual accounts and allocation of profits

26.1

At the end of each financial year, the accounts are closed and the board of directors draws up an inventory of the Company’s assets and liabilities, the balance sheet and the profit and loss accounts in accordance with the law.

26.2

Of the annual net profits of the Company, five per cent (5%) at least shall be allocated to the legal reserve. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of such reserve amounts to ten per cent (10%) of the share capital of the Company.

26.3	Sums contributed to a reserve of the Company may also be allocated to the legal reserve.

26.4	In case of a share capital reduction, the Company’s legal reserve may be reduced in proportion so that it does not exceed ten per cent (10%) of the share capital.

26.5

Upon recommendation of the board of directors, the general meeting of shareholders shall determine how the remainder of the Company’s profits shall be used in accordance with the Law and these articles of association.

26.6	Distributions shall be made to the shareholders in proportion to the number of Shares they hold in the Company.

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Article	27 Interim dividends—Share premium and assimilated premiums

27.1	The board of directors may proceed with the payment of interim dividends subject to the provisions of the Law.

27.2	Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the Law and these articles of association.

G.	LIQUIDATION

Article	28 Liquidation

28.1

In the event of dissolution of the Company in accordance with Article 3.2 of these Articles of Association, the liquidation shall be carried out by one or several liquidators who are appointed by the general meeting of shareholders deciding on such dissolution and which shall determine their powers and their compensation. Unless otherwise provided, the liquidators shall have the most extensive powers for the realisation of the assets and payment of the liabilities of the Company.

28.2

The surplus resulting from the realisation of the assets and the payment of the liabilities shall be distributed among the shareholders in proportion to the number of Shares of the Company held by them.

H.	FINAL CLAUSE—GOVERNING LAW

Article	29 Governing law

All matters not governed by these articles of association shall be determined in accordance with the Law.

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Exhibit E

Form of Warrant Assumption Agreement

(see attached.)

Exhibit [E]

FORM OF WARRANT

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This Assignment, Assumption and Amendment Agreement (this “Agreement”) is made as of [•], [•], by and among Oaktree Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) (the “RCS”) under number B258884 (“TopCo”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of September 21, 2020, and filed with the United States Securities and Exchange Commission on September 22, 2020 (the “Existing Warrant Agreement”);

WHEREAS, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, the Company issued (i) 4,666,667 warrants to the Sponsor (collectively, the “Private Placement Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), with each Private Placement Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share, and (ii) 6,250,000 warrants as part of units to public investors in the Public Offering (the “Public Warrants” and together with the Private Placement Warrants, the “Warrants”) to purchase Class A Shares, with each whole Public Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share;

WHEREAS, on [•], 2021, that certain Business Combination Agreement (the “BCA”) was entered into by and among the Company, TopCo and Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B229193 (“Alvotech”);

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the provisions of the BCA, the Company will merge with and into TopCo (the “First Merger”) with TopCo as the surviving company in the merger and immediately following the First Merger, TopCo will merge with and into Alvotech (“Second Merger”), with TopCo as the surviving company in the merger. In accordance with the provisions of the BCA, pursuant to the First Merger, each issued and outstanding ordinary share of the Company will be exchanged for one ordinary share of TopCo, par value $0.01 per share (“TopCo Shares”);

WHEREAS, upon consummation of the First Merger, and as provided in Section 4.5 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Class A Shares but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for TopCo Shares;

WHEREAS, the Board of Directors of the Company has determined that the consummation of the transactions contemplated by the BCA will constitute a Business Combination;

WHEREAS, in connection with the First Merger, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to TopCo and TopCo wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holders for the purpose of curing any ambiguity or correcting any mistake or defective provision contained therein or adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the Company and the Warrant Agent may deem necessary or desirable and that the Company and the Warrant Agent deem shall not adversely affect the rights of the registered holders of the Warrants.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Assignment and Assumption; Consent.

1.1 Assignment and Assumption. Effective as of the First Merger Effective Time (as defined in the BCA), the Company hereby assigns to TopCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) and TopCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the First Merger Effective Time.

1.2 Consent. The Warrant Agent hereby consents to the assignment of the Existing Warrant Agreement by the Company to TopCo pursuant to Section 1.1 hereof effective as of the First Merger Effective Time, and the assumption of the Existing Warrant Agreement by TopCo from the Company pursuant to Section 1.1 hereof effective as of the First Merger Effective Time, and to the continuation of the Existing Warrant Agreement in full force and effect from and after the First Merger Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

2. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, effective as of the First Merger Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the rights of the registered holders.

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2.1 Preamble. The preamble on page one of the Existing Warrant Agreement is hereby amended by deleting “Oaktree Acquisition Corp. II, a Cayman Islands exempted company” and replacing it with “Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884”. As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Alvotech Lux Holdings S.A.S. rather than Oaktree Acquisition Corp. II.

2.2 Reference to TopCo Shares. All references to “Ordinary Shares” or “Class A ordinary shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean “TopCo Ordinary Shares” or “ordinary shares in the share capital of TopCo.”

2.3 Notice. The address for notices to the Company set forth in Section 9.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

Alvotech Lux Holdings S.A.S.

9, rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attention:                  Robert Wessman

  Danny Major

E-mail:                      robert.wessman@alvogen.com

  danny.major@alvotech.com

3. Miscellaneous Provisions.

3.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the First Merger and the Second Merger (as defined in the BCA) and shall automatically be terminated and shall be null and void if the BCA shall be terminated for any reason.

3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of TopCo or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

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3.4 Applicable Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

3.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by it.

3.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

3.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.8 Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, TopCo, the Company, and the Warrant Agent have duly executed this Agreement, all as of the date first written above.

OAKTREE ACQUISITION CORP. II

By:
Name:
Title:

ALVOTECH LUX HOLDINGS S.A.S.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

[Signature Page to Warrant Assumption Agreement]

Exhibit F

Related Party Transactions Amendments

(see attached.)

AGREED FORM

Service Agreements Term Sheet

These term sheets summarize certain principal terms of the service agreements to be entered into (i) between Alvotech Holdings S.A., Alvotech h.f. (“Alvotech”), on the one hand, and Alvogen Lux Holdings S.á r.l. (“Alvogen”) on the other hand (“Alvogen Service Agreement”) and (ii) between Alvotech, on the one hand, and Alvogen Malta (Out-Licensing) Ltd. (“Adalvo”) on the other hand (“Adalvo Service Agreement” and together with the Alvogen Service Agreement, the “Service Agreements”). Alvogen, Adalvo and Alvotech are each referred to as a “Party” or collectively as the “Parties.”

Topic	Term

Services

Alvogen (or its affiliates) will provide the services to Alvotech or its designees that (a) are currently provided by Alvogen (or its affiliates) to Alvotech or its designee, and (b) are set forth on the appendixes to the existing Service Agreement between Alvotech and Alvogen, dated January 1, 2021 (collectively, the “Alvogen-Provided Services”).

Adalvo (or its affiliates) will provide the services to Alvotech or its designees that (a) are currently provided by Adalvo (or its affiliates) to Alvotech or its designee, and (b) are set forth on the appendixes to the existing Service Agreement between Alvotech and Alvogen, dated March 4, 2021 (collectively, the “Adalvo-Provided Services”).

Alvotech (or its affiliates) or its designee will provide the services to Alvogen and or Adalvo set forth in the appendix to the existing Service Agreements (“Alvotech-Provided Services”).

Service Schedule	As soon as reasonably practicable following the date hereof, Alvogen, Adalvo and Alvotech shall finalize the schedules to the applicable Service Agreement to the reasonable satisfaction of Alvotech. The Parties acknowledge and agree that the final schedules to the Services Agreement shall reflect the following key principles: (a) the schedules shall include detailed descriptions of the Alvogen-Provided Services, the Adalvo-Provided Services and Alvotech-Provided Services; (b) the schedules shall list the Alvogen-Provided Services, the Adalvo-Provided Services and and Alvotech-Provided Services fees at a line item level to allow the Parties greater flexibility to terminate components of the services and reduce total fees payable; and (c) the schedules shall document any service levels applicable to the Alvogen-Provided Services, the Adalvo-Provided Services and and Alvotech-Provided Services.

Subcontracting

Alvotech shall have the right to hire third-party subcontractors to provide the Alvotech-Provided Services hereunder (a) without Alvogen’s consent, (i) to the extent Alvotech is currently using such third-party subcontractors as of the date hereof, or (ii) to the extent Alvotech will use the third-party subcontractor to provide the applicable service to its own business and to Alvogen, (b) with Alvogen’s consent, not to be unreasonably withheld, for any third party contractor that provides Alvotech-Provided Services to Alvogen only.

Alvogen shall have the right to hire third-party subcontractors to provide the Alvogen-Provided Services hereunder (a) without Alvotech’s consent, (i) to the extent Alvogen is currently using such third-party subcontractors as of the date hereof, or (ii) to the extent Alvogen will use the third-party subcontractor to provide the applicable service to its own business and to Alvogen, (b) with Alvotech’s consent, not to be unreasonably withheld, for any third party contractor that provides Alvogen-Provided Services to Alvotech only.

Adalvo shall have the right to hire third-party subcontractors to provide the Adalvo-Provided Services hereunder (a) without Alvotech’s consent, (i) to the extent Adalvo is currently using such third-party subcontractors as of the date hereof, or (ii) to the extent Adalvo will use the third-party subcontractor to provide the applicable service to its own business and to Adalvo, (b) with Alvotech’s consent, not to be unreasonably withheld, for any third party contractor that provides Adlavo-Provided Services to Alvotech only.

Topic	Term

Pricing

The price for the Alvogen-Provided Services will be equal to Alvogen’s direct costs plus a 5% mark-up for providing the Alvogen-Provided Services to Alvotech; provided that third party pass-through costs shall not include a mark-up. Alvogen shall provide its cost methodology for each Alvogen-Provided Service, including adequate supporting documentation to verify the price for the applicable Alvogen-Provided Service.

The price for the Adalvo-Provided Services will be equal to Adalvo’s direct costs plus a 5% mark-up for providing the Adalvo-Provided Services to Alvotech; provided that third party pass-through costs shall not include a mark-up. Adalvo shall provide its cost methodology for each Adalvo-Provided Service, including adequate supporting documentation to verify the price for the applicable Adalvo-Provided Service.

The price for the Alvotech-Provided Services will be equal to Alvotech’s direct costs plus a 5% mark-up for providing the Alvotech-Provided Services to Alvogen and or Adalvo; provided that third party costs shall not include a mark-up. Alvotech shall provide its cost methodology for each Alvotech-Provided Service, including adequate supporting documentation to verify the price for the applicable Alvotech-Provided Service.

VAT will be added to the price for the Alvogen-Provided Services, Adalvo-Provided Services or Alvotech-Provided Services, as applicable.

Invoicing

Alvogen will invoice Alvotech on a monthly basis in arrears for the Alvogen-Provided Services. Alvotech shall pay the invoiced amount within 45 days from receipt of the invoice.

Adalvo will invoice Alvotech on a monthly basis in arrears for the Adalvo-Provided Services. Alvotech shall pay the invoiced amount within 45 days from receipt of the invoice.

Alvotech will invoice Alvogen on a monthly basis for the Alvotech-Provided Services. Alvogen shall pay the invoiced amount within 45 days from receipt of the invoice.

Records; Audit Rights

During the term of the Service Agreement, the Parties will keep and maintain, in accordance with past practice and applicable local law requirement, complete and accurate records, books of account, reports and other data necessary for the administration of the Service Agreement, including records of all direct operating costs related to the services for no less than a period of one year. Each Party will have the right, at its cost and expense, to audit and inspect, through an independent third party auditor subject to reasonable obligations of confidentiality and during normal business hours at a location to mutually agreeable to both parties, the books and records pertaining to the foregoing during the term and for one (1) year following the expiration or termination of the Service Agreement.

Term; Termination

Term: Perpetual.

Minimum term without termination right (only termination for cause as set out below) of the parties: [24] months after signing of the Service Agreement (“Minimum Term”).

After Minimum Term, Alvotech may terminate any Alvogen-Provided Service on 30 days’ notice.

After Minimum Term, Alvogen may terminate any Alvotech-Provided Service on 30 days’ notice.

After Minimum Term, Adalvo may terminate any Adalvo-Provided Service on 9 months’ notice and Alvotech may terminate any Adalvo-Provided Services on 30 days’ notice.

Notwithstanding the foregoing, either Party may terminate the Services Agreement upon (i) the liquidation, insolvency or bankruptcy of the other party, (ii) the other party ceasing or threatening to cease to carry on its business, or (iii) material breach by the other party of the definitive Service Agreement following written notice of such breach and a thirty day cure period.

Confidentiality; Intellectual Property	The existing terms regarding confidentiality and allocation of proprietary information and inventions shall continue to apply to the Service Agreement.

Indemnification and Liability	Each Party will indemnify the other Party for all losses relating to any breach of the Services Agreement and the gross negligence, willful misconduct, or fraud of such Party.

Assignment	Neither party will have the right to assign or transfer (including in connection with a change of control) the definitive agreement without the other party’s consent.

Non-Solicit	During the term of each respective Service Agreement and for a period of 12 months following the termination of a Service Agreement, the Parties to each such Service Agreement shall be bound by customary non-solicitation provisions with respect to employees engaged in the provision of the applicable services, subject to customary carve outs.

Governing Law	[Luxembourg], with international arbitration as a dispute resolution venue.

Exhibit G

Cayman Plan of Merger

DATED _________________________ 20__

Alvotech Lux Holdings S.A.S.

Oaktree Acquisition Corp. II

PLAN OF MERGER

REF: CBD/JH/O-166181

TABLE OF CONTENTS

CLAUSE		PAGE

1.	DEFINITIONS AND INTERPRETATION	1

2.	PLAN OF MERGER	1

3.	TERMINATION	3

4.	COUNTERPARTS	3

5.	GOVERNING LAW	3

i

THIS PLAN OF MERGER is made on _________________________ 20__

BETWEEN

(1)

Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (the “Surviving Company”); and

(2)

Oaktree Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)

The chairman (président) of the Surviving Company and the board of directors of the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the Business Combination Agreement dated [ • ] 2021 by and among the Surviving Company, the Merging Company and Alvotech Holdings S.A. (the “Business Combination Agreement”), this Plan of Merger and the draft terms of cross-border merger required under the Luxemburg Law (defined below) (the “Draft Terms of Merger”) attached hereto as Annexure 2 pursuant to the provisions of Part XVI of the Companies Act (2021 Revision) (the “Companies Law”) and the provisions of articles 1021-1 et seq. of Chapter 2 on Mergers of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Luxembourg Law”).

(B)

The shareholders of the Merging Company have approved and adopted this Plan of Merger and the Draft Terms of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law and Luxembourg Law. All necessary approvals have been obtained from the chairman (président) and the sole shareholder of the Surviving Company pursuant to the Luxembourg Law.

(C)

Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger and the Draft Terms of Merger pursuant to the provisions of Part XVI of the Companies Law and the provisions of articles 1021-1 et seq. of the Luxembourg Law.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1

Terms not otherwise defined in this Plan of Merger and the Draft Terms of Merger shall have the meanings given to them in the Business Combination Agreement, a copy of which is annexed at Annexure 1 hereto.

1.2	The Annexures of this Plan of Merger form part of and are incorporated into this Plan of Merger.

2.	PLAN OF MERGER

2.1	Company Details

(a)	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

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(b)	The surviving company (as defined in the Companies Law) is the Surviving Company.

(c)	The registered office of the:

(i)	Surviving Company is 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg; and

(ii)	Merging Company is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d)

Immediately prior to the Effective Date, the issued share capital of the Surviving Company is forty thousand US dollars (USD 40,000) divided into four million (4,000,000) initial shares with a nominal value of one cent (USD 0.01)

(e)

Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$33,100 divided into 300,000,000 Class A ordinary shares with a nominal or par value of US$0.0001, 30,000,000 Class B ordinary shares with a nominal or par value of US$0.0001, and 1,000,000 preference shares with a nominal or par value of US$0.0001.

2.2	Effective Date

In accordance with section 237(15) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”) and subject to the applicable provision of Luxembourg law.

2.3	Terms and Conditions; Share Rights

(a)

The terms and conditions of the Merger, including the manner and basis of converting shares/interests in each constituent entity into interests in the Surviving Company, are set out in (i) the Business Combination Agreement in the form annexed at Annexure 1 hereto and (ii) the Draft Terms of Merger.

(b)	The rights and restrictions attaching to the shares in the Surviving Company are set out in the articles of association of the Surviving Company.

(c)

From the Effective Date, the articles of association of the Surviving Company shall be substantially in the form of those set out in Exhibit [D] to the the Business Combination Agreement in the form annexed at Annexure 1 hereto.

2.4	Directors’ Interests in the Merger

(a)	The name and address of the chairman (président) of the surviving company (as defined in the Companies Law) is:

(i)	Helga Tatjana Zharov, professionally residing at Sæmundargata 15-19, 101 Reykjavík, Iceland

(b)	No director or chairman (as applicable) of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

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2.5	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger. To be confirmed by Alvotech

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	TERMINATION

3.1	At any time prior to the Effective Date, this Plan of Merger may be terminated by the chairman of the Surviving Company and the board of directors of the Merging Company, acting jointly.

4.	COUNTERPARTS

4.1

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

5.	GOVERNING LAW

5.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page follows]

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IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of OAKTREE ACQUISITION CORP. II:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of ALVOTECH LUX HOLDINGS S.A.S.:	)
	)	Duly Authorised Signatory
)
	)	Name:	Helga Tatjana Zharov
)
	)	Title:	Chairman (président)

Annexure 1

Business Combination Agreement

Annexure 2

Draft Terms of Merger

Exhibit 10.1

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of December 7, 2021, is made by and among Oaktree Acquisition Holdings II, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”), Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“Parent”), and Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (“TopCo”). Sponsor, Parent and TopCo shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Parent, TopCo and certain other Persons party thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement, pursuant to which, among other things (a) the Sponsor will agree to vote, at any duly called meeting of the shareholders of Parent, in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the First Merger), (b) the Sponsor will agree not to effect any sale or distribution of any Parent Class B Shares or Parent Warrants during the period described herein, (c) the Sponsor will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of Parent or any other anti-dilution or similar protection with respect to the Parent Class B Shares, and (d) the Sponsor will agree to, immediately after the First Merger, subject 1,250,000 Sponsor Shares held by Sponsor as of immediately prior to the First Merger Effective Time, which will have been exchanged for TopCo Ordinary Shares, to certain transfer restrictions and vesting and Buyback (as defined below) conditions, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. The Sponsor, by this Agreement, with respect to its Parent Class B Shares, hereby agrees to vote at any duly called meeting of the shareholders of Parent (or any adjournment or postponement thereof), and in any action by resolution of the shareholders of Parent, all of Sponsor’s Parent Class B Shares in favor of the approval and adoption of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

2. Lockup.

(a) The Sponsor agrees that the Sponsor Shares and the Sponsor Warrants (collectively, the “Sponsor Securities”) may not be transferred, assigned or sold (except to the extent set forth in Section 2(b)) (the “Lockup”) until the earliest to occur: (i) the termination of the Business Combination Agreement in accordance with its terms and (ii) the Closing Date.

(b) Notwithstanding the provisions set forth in Section 2(a), transfers, assignments and sales by the Sponsor of the Sponsor Securities are permitted (i) to Parent’s officers or directors, any affiliates or family members of any of Parent’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with the consummation of the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the applicable Sponsor Securities were originally purchased; (vi) by virtue of the Sponsor’s governing documents upon the winding up and subsequent liquidation or dissolution of the Sponsor; (vii) to Parent for no value for cancellation in connection with the consummation of the transactions contemplated by the Business Combination Agreement; (viii) in the event of Parent’s liquidation prior to the completion of the transactions contemplated by the Business Combination Agreement; or (ix) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of TopCo’s shareholders having the right to exchange their Parent Class A Shares for cash, securities or other property subsequent to the completion of the transactions contemplated by the Business Combination Agreement; provided, however, that in the case of clauses (i) through (vi) these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein. For the avoidance of doubt, transfers of Sponsor Securities issued or issuable upon the exercise of the Sponsor Warrants or conversion of the Sponsor Securities shall be permitted regardless of whether a filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made with respect to such transfers; provided, that, for the avoidance of doubt, the obligations of the Sponsor hereunder shall be deemed to be satisfied by the existence of any stop order and restrictions currently existing on the Sponsor Securities.

3. Waiver of Anti-dilution Protection. The Sponsor hereby, subject to and conditioned upon the occurrence of the Closing, waives (for itself and for its successors and assigns) to the fullest extent of the law and the Amended and Restated Memorandum and Articles of Association of Parent, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the Parent Class B Shares held by it convert into TopCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement.

4. Deferral of Sponsor Shares. Subject to and conditioned upon the occurrence of the Closing, immediately following the First Merger Effective Time, 1,250,000 Sponsor Shares held by Sponsor as of immediately prior to the First Merger Effective Time, which will have been exchanged for TopCo Ordinary Shares (the “Deferred Sponsor Shares”) pursuant to the First Merger, shall become unvested and shall be subject to the following transfer restrictions and vesting and buyback provisions:

(a) If, at any time during the five (5) years following the Closing (the “Vesting Period”), the TopCo Ordinary Share Price is at or above a VWAP of $12.50 per share for any ten (10) trading days within any twenty (20) trading day period, one-half (1/2) of the Deferred Sponsor Shares shall immediately vest and no longer be subject to the Buyback and the transfer restrictions provided for in Section 4(c) and Section 4(d), respectively.

(b) If, at any time during the Vesting Period, the TopCo Ordinary Share Price is at or above a VWAP of $15.00 per share for any ten (10) trading days within any twenty (20) trading day period, all remaining unvested Deferred Sponsor Shares shall immediately vest and no longer be subject to the Buyback and the transfer restrictions provided for in Section 4(c) and Section 4(d), respectively.

(c) The Sponsor and TopCo hereby agree that, the Deferred Sponsor Shares that do not vest in accordance with Section 4(a) and Section 4(b) during the Vesting Period are transferred back to TopCo for a consideration equal to their nominal value, payable on such date, and shall be cancelled as

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soon as practicable by TopCo and without any encumbrance, third party right, further right, obligation or liability of any kind or nature on the part of Parent, TopCo or the Sponsor or any otherparty (the “Buyback”). If, between the date of this Agreement and the Closing, the outstanding Sponsor Shares shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (including any of the foregoing in connection with the First Merger), then the number of Deferred Sponsor Shares to become unvested and subject to the transfer restrictions and vesting and Buyback provisions set forth herein, will be equitably adjusted to reflect such change. The Sponsor and TopCo agree and undertake to enter into a confirmatory agreement in respect of the transfer of the relevant Deferred Sponsor Shares at such time.

(d) Subject to the limitations contemplated herein, the Sponsor shall be entitled to the voting and dividend rights generally granted to holders of TopCo Ordinary Shares with regard to the Deferred Sponsor Shares; provided that the Deferred Sponsor Shares shall not entitle the Sponsor, without limiting Section 4(e), to any consideration in connection with any sale or other similar transaction and may not be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by the Sponsor or be subject to execution, attachment or similar process without the consent of TopCo, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such Deferred Sponsor Shares shall be null and void; provided, that, notwithstanding the foreging, transfers, assignments and sales by the Sponsor of the Deferred Sponsor Shares are permitted (i) to Parent’s officers or directors, any affiliates or family members of any of Parent’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with the consummation of the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the applicable Deferred Sponsor Shares were originally purchased; (vi) by virtue of the Sponsor’s organizational documents upon the winding up and subsequent liquidation or dissolution of the Sponsor; (vii) to Parent for no value for cancellation in connection with the consummation of the transactions contemplated by the Business Combination Agreement; (viii) in the event of Parent’s liquidation prior to the completion of the transactions contemplated by the Business Combination Agreement; or (ix) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of TopCo’s shareholders having the right to exchange their Parent Class A Shares for cash, securities or other property subsequent to the completion of the transactions contemplated by the Business Combination Agreement; provided, however, that in the case of clauses (i) through (vi) these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein. For the avoidance of doubt, transfers of the Deferred Sponsor Shares issuable in accordance with this Section 4 shall be permitted regardless of whether a filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made with respect to such transfers.

(e) In the event that there is a Company Sale after the Closing and during the Vesting Period that will result in the holders of TopCo Ordinary Shares receiving a Company Sale Price equal to or in excess of the applicable price per share set forth set forth in Section 4(a) and Section 4(b), then immediately prior to the consummation of the Company Sale any such vesting of Deferred Sponsor Shares set forth herein that has not previously occurred shall be deemed to have occurred and the holders of such Deferred Sponsor Shares shall be eligible to participate in such Company Sale.

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(f) Sponsor will promptly inform TopCo of any elections made by Sponsor under Section 83(b) of the Code in connection with the Closing with respect to Deferred Sponsor Shares held by Sponsor.

(g) “Beneficially Own” and correlative terms such as “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 under the Exchange Act and shall be calculated in accordance therewith.

(h) “Company Sale” means (i) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring Equity Securities that represent more than 50% of the total voting power of TopCo or (ii) a sale or disposition of all or substantially all of the assets of TopCo and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of TopCo (or any successor to TopCo) immediately following the closing of such transaction (or series of related transactions) being Beneficially Owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the Beneficial Owners, respectively, of at least 50% of the Equity Securities of TopCo immediately prior to such transaction (or series of related transactions).

(i) “Company Sale Price” means the price per share for one (1) TopCo Ordinary Share in a Company Sale, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earnouts or the like. If and to the extent the price is payable in whole or in part with consideration other than cash, the price for such non-cash consideration shall be determined as follows: (i) with respect to any securities: (A) the VWAP over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive business days prior to such day or (B) if at any time the securities are not listed on any securities exchange or quoted on Nasdaq or the over-the-counter market, the value of each such security shall be equal to the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant and (ii) with respect to any other non-cash assets, the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant.

(j) “TopCo Ordinary Share Price” means the closing sale price per share of TopCo Ordinary Shares on Nasdaq (or successor U.S. exchange) reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

(k) “VWAP” means the volume weighted average price of TopCo Ordinary Shares as defined by the industry standard.

5. Termination. This Agreement shall terminate, and have no further force and effect, if the Business Combination Agreement is validly terminated in accordance with its terms prior to the Closing.

6. Incorporation by Reference. Sections 9.2 (Entire Agreement; Assignment), 9.3 (Amendment), 9.5 (Governing Law), 9.7 (Constructions; Interpretation), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.15 (Waiver of Jury Trial), and 9.17 (Remedies) of the Business Combination Agreement apply to this Agreement mutatis mutandis.

* * * * *

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

OAKTREE ACQUISITION HOLDINGS II, L.P. By: Oaktree Acquisition Holdings II GP, Ltd. By: Oaktree Capital Management, L.P., its sole director

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

By:	/s/ Maria Attar
Name: Maria Attar
Title: Vice President

OAKTREE ACQUISITION CORP. II

By:	/s/ Zaid Pardesi
Name: Zaid Pardesi
Title: Chief Financial Officer and Head of M&A

ALVOTECH LUX HOLDINGS S.A.S.

By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Chairman and Director

[Signature Page to Sponsor Letter Agreement]

Exhibit 10.2

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of [•], 2021, by and between Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“Parent”), Alvotech Lux Holdings S.A.S., a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register under number B258884 (“TopCo”), Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register under number B229193 (the “Company”) and the undersigned [indirect]1 shareholder (the “Company Shareholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, TopCo, Parent and the Company have entered into that certain Business Combination Agreement, dated as of December [•], 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, (i) Parent will merge with and into TopCo, with TopCo as the surviving company in the merger and (ii) the Redemption, the Conversion and the Second Merger (together with the First Merger, the Redemption, the Conversion and the other transactions contemplated by the Business Combination Agreement, the “Transaction”) will occur;

WHEREAS, as of the date hereof, the Company Shareholder is the [indirect or beneficial]2 owner of the Company Shares and other Equity Securities of the Company set forth on Schedule 1 attached hereto (the “Equity Interests”);

WHEREAS, the Company Shareholder will receive substantial benefits from the consummation of the transactions contemplated by the Business Combination Agreement;

WHEREAS, the Company Shareholder has entered into this Agreement as a material inducement to Parent, TopCo and the Company to enter into the Business Combination Agreement and to consummate the Transaction, and the representations, warranties, covenants and other agreements set forth herein were a material inducement to Parent, TopCo and the Company to enter into the Business Combination Agreement and to perform its obligations thereunder;

WHEREAS, each of Parent, TopCo and the Company is relying on the representations, warranties, covenants and other agreements of this Agreement and each of Parent, TopCo and the Company would not enter into the Business Combination Agreement or be willing to consummate the Transaction without the representations, warranties, covenants and other agreements of this Agreement;

[1]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[2]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).

WHEREAS, each of Parent, TopCo and the Company would not obtain the benefit of the bargain set forth in the Business Combination Agreement as specifically negotiated by the parties thereto unless this Agreement was specifically performed and enforced;

WHEREAS, any breach of this Agreement by the Company Shareholder, in particular any breach of Sections 5(a), 5(b) or 5(c) hereof, would cause immediate irreparable harm to Parent, TopCo, the Company, and each of its Subsidiaries (such Subsidiaries, collectively with the Company, the “Group Companies”);

WHEREAS, the Group Companies have substantial relationships with their customers, development partners, commercialization partners and suppliers and other business relations and the Company Shareholder has had access to such Persons; and

WHEREAS, each of Parent, TopCo and the Company has substantial legitimate business interests necessitating the covenants provided in this Agreement, including (but not limited to) the goodwill associated with Group Companies and the business of the Group Companies.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting; Waiver of Appraisal Rights. The Company Shareholder agrees as follows: (a) the Company Shareholder hereby irrevocably and unconditionally waives[, or shall cause to be waived,]3 any rights of appraisal, any dissenters’ rights and any similar rights relating to the Transaction or any other transaction contemplated by the Business Combination Agreement that the Company Shareholder [or his Affiliates]4 may have by virtue of, or with respect to, any outstanding Company Shares [beneficially]5 owned by the Company Shareholder; (b) the Company Shareholder will vote [, or cause to be voted,]6 all of its Company Shares (including any Company Shares resulting from the exercise of any Equity Securities after the date hereof) in favor of the Second Merger, and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; and (c) the Company Shareholder will cooperate with each of Parent, TopCo and the Company in taking such actions as are both reasonably necessary and requested by each of Parent, TopCo and the Company to consummate the transactions contemplated by the Business Combination Agreement.

2. Representations and Warranties of the Company Shareholder. The Company Shareholder hereby represents and warrants to each of TopCo, Parent and Company that:

(a) The Equity Interests [indirectly]7 held by the Company Shareholder constitute all of the Company Shares and other Equity Securities of the Group Companies [beneficially]8 owned by the Company Shareholder as of the date hereof. The Company Shareholder [or his Affiliates]9 has good and valid title to such Equity Interests and as of immediately prior to the Second Merger Effective Time will have good and valid title to such Equity Interests free and clear of all Liens (in each case other than transfer restrictions under applicable securities Laws and other restrictions as set forth in the Company Shareholder Agreements).

[3]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[4]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[5]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[6]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[7]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[8]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).
[9]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).

(b) [(A) The Company Shareholder has all requisite capacity to execute and deliver this Agreement and the Ancillary Documents to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby,] // [(A) The Company Shareholder is duly organized or incorporated, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its formation, incorporation or organization and has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby,] [(B) the execution, delivery and performance by the Company Shareholder of this Agreement and the Ancillary Documents to which it is a party, and its obligations hereunder and thereunder have been duly and validly authorized by the Company Shareholder and no other act or proceeding on the part of the Company Shareholder is necessary to authorize the execution, delivery or performance of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby,] ([C]) this Agreement has been, and the Ancillary Documents to which the Company Shareholder is or will be a party as of the Closing Date shall be, duly executed and delivered by the Company Shareholder and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes a valid and binding obligation of the Company Shareholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, and where applicable general equitable principles and the discretion of courts in granting equitable remedies, and ([D]) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any material breach of any provision of the Governing Documents of the Company Shareholder [or] ([ii]) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Shareholder (other than as required under the Securities Act or the Exchange Act, by Nasdaq or Nasdaq First North, or filing of the Second Merger Documents under the applicable laws of Luxembourg), [or] [(iii)] violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses [(ii) and (iii)], for violations which would not prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Ancillary Documents.

(c) [The Company Stockholder hereby represents and warrants that all information and documentation required to be provided to the Company Stockholder pursuant to Section [7.3]10/[7.4]11 of the Company Shareholders Agreement has been provided in accordance therewith.]12

3. Business Combination Agreement Obligations. Except pursuant to the Second Merger, Company Shareholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien or similar disposition of (by operation of law or otherwise), any of the Equity Interests, (ii) deposit any of the Equity Interests into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 3; provided that the Company Shareholder may transfer, assign or sell the Equity Interests (A) to such Company Shareholder’s Affiliates; (B) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of

[10]	Note to Draft: Bracketed language to be included in the agreement executed by Alvogen.
[11]	Note to Draft: Bracketed language to be included in the agreement executed by Aztiq.
[12]	Note to Draft: Bracketed language to be included in the agreements executed by Alvogen and Aztiq.

descent and distribution upon death of the individual; [or] (D) in the case of an individual, pursuant to a qualified domestic relations order; [or (E) the direct and indirect shareholders in Celtic Holdings SCA;]13 provided further, that, in the case of each of the forgoing clauses (A) through ([D]/[E]14), such transferee agrees in writing to be bound by terms and obligations of this Agreement and any other Ancillary Agreement to which the Company Shareholder is party to pursuant to a joinder in form and substance reasonably acceptable to Parent, TopCo and the Company. The Company Shareholder hereby agrees to be bound by the terms and conditions set forth in Section 6.6 (Exclusive Dealing), Section 9.1 (Non-Survival), Section 9.13 (No Recourse), Section 9.18 (Trust Account Waiver) and, to the extent applicable to any of the foregoing, the remaining provisions of Article IX (Miscellaneous) of the Business Combination Agreement fully and to the same extent as if the Company Shareholder was a party and signatory to such provisions of the Business Combination Agreement. Notwithstanding anything in this Agreement to the contrary: (i) the Company Shareholder (in their capacity as such) shall not be responsible for the actions of the Company or the Company board of directors (or any committee thereof), or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), with respect to any of the matters contemplated by the preceding sentence; (ii) the Company Shareholder shall not make any representations or warranties with respect to the actions of any of the Company Related Parties; and (iii) any breach by the Company of its obligations under Section 6.6 of the Business Combination Agreement shall not, in and of itself, be considered a breach of the preceding sentence (it being understood for the avoidance of doubt that the Company Shareholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of the preceding sentence).

4. General Waiver and Release.

(a) The Company Shareholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, successors, assigns and controlled Affiliates, as applicable (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Group Companies and their respective Affiliates (including Parent and TopCo, after the Closing), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each successor and assign of any of the foregoing (collectively, the “Company Released Parties”), from any and all claims, obligations, liabilities, charges, demands, and causes of action of every kind and character, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, which any Releasor now has, ever had or may have against or with the Company Released Parties, or any of them, in any capacity, whether directly or derivatively through another Person, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing, relating to the Company Shareholder’s relationship as an equity holder of, or service provider to, the Group Companies and agrees not to bring or threaten to bring or otherwise join in any action against the Company Released Parties, or any of them, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing relating to each undersigned stockholder’s relationship as an equity holder of, or service provider to, the Group Companies; provided, however, that, to the extent applicable to each Releasor, the claims, obligations, liabilities, charges, demands, and causes of action released pursuant to this Section 4(a) (collectively, the “Released Claims”) does not apply to the following: (a) regular salary and vacation or other compensation or benefit that is accrued and earned but unpaid by any Group Company at the Closing; (b) any unreimbursed travel or other expenses and advances that are reimbursable under the current policies of any Group Company; (c) any benefits that are accrued and earned but unpaid at the Closing under any employee benefit plan of any Group Company or any rights under health insurance plans, retirement plans or other similar plans sponsored by any Group Company; (d) any rights to indemnification, exculpation and/or

[13]	Note to Draft: Bracketed language to be included in the agreement executed by Alvogen.
[14]	Note to Draft: Bracketed language to be included in the agreement executed by Alvogen.

advancement of expenses pursuant to the Governing Documents of any Group Company, indemnification agreements with any Group Company or any directors’ and officers’ liability insurance policies with respect to actions taken or not taken by such Releasor in his or her capacity as an officer or director of a Group Company; (e) any rights of the Releasors under this Agreement, the Business Combination Agreement and Ancillary Documents, (f) any liabilities of any of the Company Released Parties pursuant to the Relevant Documents or ([g]) any liabilities of any of the Company Released Parties arising from any future transactions between the parties occurring following the Closing. Without limiting the foregoing, the Company Shareholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 4(a) include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands, and causes of action of every kind and character that would otherwise come within the scope of the Released Claims. The Company Shareholder, on behalf of itself and each Releasor, understands that he, she or it may hereafter discover facts different from what he, she or it now believes to be true, which if known, could have materially affected this Agreement, but the Company Shareholder, on behalf of itself and each Releasor, nevertheless waives any claims or rights based on different or additional facts. The Company Shareholder, on behalf of itself and each Releasor, assumes the risk of any mistake of fact or applicable Law with regard to any potential claim or with regard to any of the facts that are now unknown to it relating thereto. The Company Shareholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 4 and that, without such waiver, each of Parent, TopCo and the Company would not have agreed to the terms of this Agreement.

(b) The Company Shareholder, on behalf of itself and each Releasor, represents and warrants that no Releasor has transferred or otherwise alienated any of the claims or causes of action released herein.

(c) For the purposes of this Section 4, Relevant Documents shall mean [(i) the Product Rights Agreement, ]15([ii]) prior to the Closing, the Company Shareholders Agreement, and ([iii]) any other agreements listed on Section 3.19 of the Company Disclosure Schedules to the Business Combination Agreement.

5. Business Covenants.

(a) Confidentiality.

(i) The Company Shareholder hereby covenants and agrees not to, and to cause the Company Shareholder’s [controlled]16 Affiliates not to, at any time (A) retain or use for the benefit, purposes or account of the Company Shareholder or any other Person (other than the Group Companies), or (B) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside of Parent, TopCo or the Group Companies, any Confidential Information, other than (x) to the Company Shareholder’s (and the Company Shareholder’s Affiliates’ and direct/indirect shareholders’) (1) officers, directors and employees, managers, general partners and investment advisors and (2) legal, tax and financial advisors, in the case of each of the forgoing clauses (1) and (2), who agree to maintain the confidentiality of such information or are subject to equivalent obligations of confidentiality or (y) to the extent required of the Company Shareholder by Law or any Governmental Entity or judicial, administrative or legal process (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such disclosing party is subject); provided, that, the Company Shareholder must (i) give notice (except to the extent such notice is prohibited by Law) to each of Parent, TopCo and the Company of such request or requirement, (ii) use commercially reasonable efforts to assist Parent, TopCo and the Company with obtaining, at Parent, TopCo

[15]	Note to Draft: To be included in the agreement executed by Alvogen.
[16]	Note to Draft: To be included in the agreement executed by Alvogen.

and the Company’s election and expense, an appropriate protective order with respect to such disclosure (to the extent not prohibited by Law), (iii) disclose such Confidential Information only to the extent required by such Law and use commercially reasonable efforts to obtain confidential treatment thereof and (iv) otherwise maintain the confidentiality of the disclosed Confidential Information in accordance with the terms hereof; provided, further, that the Company Shareholder shall not be required to take any action described in the foregoing clauses (i) or (ii) in connection with any routine audit or examination by a regulatory or self-regulatory authority, bank examiner or relevant examiner, or auditor not targeted at the Company, Parent, TopCo or any other Group Company, the Confidential Information or the Transaction.

(ii) “Confidential Information” means all information (regardless of whether specifically identified as confidential), in any form or medium that relates to the business, products, operations, financial condition, services, research or development of the Group Companies or their customers, development partners, commercialization partners, vendors, suppliers, independent contractors or other business relations, including: (a) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Group Companies and their customers, development partners, commercialization partners, suppliers, licensees, licensors, or other business relations of any of the Group Companies and confidential information; (c) industry research compiled by, or on behalf of, the Group Companies, including identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, the Group Companies; (d) compilations of data and analyses, processes, methods, track and performance records, data and databases relating thereto; (e) personally identifiable information of the Group Companies’ customers, development partners, commercialization partners; (f) information related to the Group Companies’ Intellectual Property Rights and updates of any of the foregoing and (g) the existence or contents of this Agreement; provided, however, that “Confidential Information” shall not include any information that (A) is or becomes generally available to the public other than as a result of the Company Shareholder’s or the Company Shareholder’s Affiliates’ acts or omissions after the Closing Date, (B) becomes available to the Company Shareholder on a non-confidential basis from a source other than the Group Companies or any of the equityholders of the Company as of the Closing, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Group Companies or any other party with respect to such information[, or (C) is or was independently developed by the Company Stockholder without use of or reference to any Confidential Information (as evidenced by contemporaneous records)]17.

(b) Non-Disparagement. The Company Shareholder hereby covenants and agrees not to, and to cause the Company Shareholder’s Affiliates not to, make, or cause, solicit or encourage others to make or solicit, directly or indirectly, any statement or communication that is derogatory or disparaging about, or that otherwise casts in a negative light, Parent or its Affiliates, TopCo, the Group Companies, or any of their respective businesses, products, services, personnel or activities; provided, however, that such restriction shall not prohibit the Company Shareholder from (a) making any truthful statement to the extent required by Law to disclose or make accessible such information, (b) making any truthful statement, that is not otherwise covered by the attorney-client privilege or attorney work product of Parent, its Affiliates, TopCo or the Group Companies, while reporting in good faith possible violations of Law or other whistleblower information to a Governmental Entity or (c) exercising or enforcing any of its rights under this Agreement or any other written agreement between the Company Shareholder and any of the foregoing Persons.

[17]	Note to Draft: To be included only for entities, not an individual.

(c) Non-Competition; Non-Solicitation.

(i) The Company Shareholder hereby covenants and agrees that for a period commencing on the date hereof and ending on the third (3rd) anniversary of the Closing Date (such period, the “Restricted Period”), the Company Shareholder shall not, and shall cause the Company Shareholder’s controlled Affiliates not to, directly or indirectly, (A) own any interest in, manage, control, participate in, consult with, render services for (as a director, officer, employee, agent, broker, partner, contractor, consultant or otherwise) or be or become engaged or involved in any Restricted Business within the Territory, including by being or becoming an organizer, owner, co-owner, trustee, promoter, Affiliate, investor, lender, landlord, partner, joint venturer, stockholder, officer, director, employee, independent contractor, manager, salesperson, representative, associate, consultant, agent, broker, supplier, licensor, analyst or advisor of, to or with any Restricted Business within the Territory; (B) make any investment (whether equity, debt or otherwise) in, lend or otherwise provide any money or assets to, or provide any guaranty or other financial assistance to any Restricted Business within the Territory; or (C) provide any information, assistance, support, product, technology or intellectual property to any Person engaged or involved in any Restricted Business within the Territory; provided, that (A) the ownership by the Company Shareholder (x) as a passive investment, in the aggregate of less than five percent (5%) of the outstanding shares or other Securities of any corporation or other entity listed on a national securities exchange or publicly traded on any nationally recognized over-the-counter market or (y) as a passive, indirect investment in any businesses solely through investment vehicles in which the Company Shareholder has no discretion as to the investments by such businesses (e.g., an investment fund) and (B) the business and operations of Alvogen Asia as carried on or proposed to be carried on as at the date of this Agreement, shall not, in each case, on its own, constitute a breach of this Section 5(c)(i); provided, that in the case of the forgoing clause (B), for so long as Alvogen Asia does not directly or indirectly engage in the Restricted Business.

(ii) As used in this Agreement:

(A) “Restricted Business” shall mean the research, development, manufacturing and distribution of biosimilars, including on behalf of third parties, and all other material businesses of the Group Companies in which Company Shareholder has or has had any material involvement or about which Company Shareholder has received Confidential Information, as such businesses are conducted or proposed to be conducted as of the date hereof or the Closing Date.

(B) “Territory” shall mean any geographic area in which the Group Companies operate as of the date hereof or as of the Closing Date, including North America, Europe, Japan and China.

(C) “Alvogen Asia” shall mean Alvogen Emerging Markets Holdings Limited, Alvogen Malta (Out-Licensing) Holding Limited and each of their direct and indirect subsidiaries.

(iii) The Company Shareholder hereby covenants and agrees that during the Restricted Period, the Company Shareholder shall not, and shall cause the Company Shareholder’s controlled Affiliates not to, directly or indirectly, on the Company Shareholder’s own behalf or on behalf of any third party or Person, (a) induce or attempt to induce any employee, agent or independent contractor of any Group Company, or any person who is or was an employee, agent or independent contractor of any Group Company at any time during the Restricted Period or during the twelve (12) months prior to the date hereof (such person, a “Restricted Person”) to leave the employ of the Group Companies, or in any way interfere with the relationship between the Group Companies and any of their respective employees, (b) employ, hire or otherwise retain any Restricted Person who was an employee, consultant or independent contractor of the Group Companies at any time during the twelve (12) months prior to the first discussions or communications between such Company Shareholder and such Restricted Person, directly or indirectly, regarding such hiring or retention, or (c) induce or attempt to induce any customer, development partner, commercialization partner, supplier, licensee, licensor, or other business relation of any of the Group Companies to cease doing business with the Group Companies. Notwithstanding the foregoing, the placement of general advertisements that may be targeted to a particular geographic or technical area, but are not targeted specifically towards employees of the Group Companies shall not be deemed to be a solicitation for purposes of this Section 5(c)(ii)(C); provided that, for the avoidance of doubt, the Company Shareholder shall not, on Company Shareholder’s own behalf or on behalf of any third party or Person, hire any Restricted Person in connection with the placement of any such general advertisements or solicitations.

(d) If, at the time of enforcement of the covenants contained in Sections 5, 5(b) and 5(c) (the “Business Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law. The Company Shareholder has consulted with legal counsel regarding the Business Covenants and based on such consultation has determined and hereby acknowledges that the Business Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of Parent, TopCo, the Group Companies and the business of the Group Companies and the substantial investment in the Group Companies made by Parent under the Business Combination Agreement. The Company Shareholder further acknowledges and agrees that the Business Covenants are being entered into by it in connection with the sale of the Equity Interests owned by the Company Shareholder and the goodwill of the Group Companies pursuant to this Agreement and, if applicable, not directly or indirectly in connection with the Company Shareholder’s employment or other relationship with any Group Company.

(e) In the event of any breach or violation by the Company Shareholder of any of the Business Covenants, the time period of such covenant shall be tolled until such breach or violation is resolved.

6. Other Covenants of Company Shareholder.

(a) Further Assurances. From time to time and without additional consideration, the Company Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as each of Parent, TopCo and the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement or the Business Combination Agreement.

(b) Acknowledgment. THE COMPANY SHAREHOLDER ACKNOWLEDGES AND AGREES THAT THE COMPANY SHAREHOLDER IS ENTERING INTO THIS AGREEMENT ON THE COMPANY SHAREHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE COMPANY SHAREHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE COMPANY SHAREHOLDER HAS BEEN ADVISED BY EACH OF PARENT, TOPCO AND THE COMPANY TO CONSULT WITH COUNSEL OF THE COMPANY SHAREHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE COMPANY SHAREHOLDER’S COVENANTS HEREUNDER, THE COMPANY SHAREHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE COMPANY SHAREHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE COMPANY SHAREHOLDER UNDERSTANDS THAT EACH OF PARENT, TOPCO AND THE COMPANY HAS BEEN ADVISED BY COUNSEL, AND THE COMPANY SHAREHOLDER HAS READ THIS AGREEMENT AND THE BUSINESS COMBINATION

AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE BUSINESS COMBINATION AGREEMENT AND EACH OF THE COMPANY SHAREHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE COMPANY SHAREHOLDER AND EACH OF PARENT, TOPCO AND THE COMPANY AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(c) [Consent to Terminate or Amend Certain Agreements. In accordance with Section 6.17 of the Business Combination Agreement, the Company Stockholder hereby (i) consents to the termination, contingent upon and effective as of the Closing, of the Related Party Transactions and the Company Shareholders Agreement other than the Contracts set forth on Section 6.17(i) of the Company Disclosure Schedules to the Business Combination Agreement, at or prior to the Second Merger Effective Time in a manner such that the Group Companies do not have any Liability or obligation following the Second Merger Effective Time pursuant to such agreements [and] (ii) consents to the amendment of the Contracts set forth on Section 6.17(ii) of the Company Disclosure Schedules to the Business Combination Agreement, at or prior to the Second Merger Effective Time in a manner such that such Contracts reflect the terms set forth on Exhibit [F] attached to the Business Combination Agreement and such other terms as reasonably agreed by Parent and the Company [and (iii) covenants and agrees to amend the Contracts set forth on Section 6.17(ii) of the Company Disclosure Schedules to the Business Combination Agreement, at or prior to the Second Merger Effective Time in a manner such that such Contracts reflect the terms set forth on Exhibit [F] attached to the Business Combination Agreement and such other terms as reasonably agreed by Parent and the Company].]

(d) Change of Control. From and after the date of this Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms prior to the consummation of the Transaction, the Company Shareholder hereby covenants and agrees to take all actions necessary to prevent the occurrence of a Change of Control (as such term is defined, in each case, in (i) that certain Amendment and Restatement Deed (Tranche A), dated as of June 24, 2021 (as amended, supplemented or otherwise modified from time to time), by and among the Company, the bondholders named therein, the investors named therein Madison Pacific Trust Limited and the other parties thereto and (ii) that certain Amendment and Restatement Deed (Tranche B), dated as of June 24, 2021 (as amended, supplemented or otherwise modified from time to time), by and among the Company, the bondholders named therein, the investors named therein Madison Pacific Trust Limited and the other parties thereto).

(e) Pre-Closing Financing. The Company Shareholder hereby covenants and agrees, to the extent the Company requires further financing to operate in the ordinary course, to take all actions necessary to consummate the Pre-Closing Financing (as defined in the Business Combination Agreement).

7. General Provisions.

(a) Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Parent, TopCo and the Company on the one hand, and the Company Shareholder, on the other hand, prior to the Closing and (b) the Sponsor, TopCo and the Company, on the one hand, and the Company Shareholder, on the other hand, after the Closing; provided, however, that none of the provisions that survive the Closing shall be amended or modified without the prior written consent of the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties effected in a manner which does not comply with this Section 7(a) shall be void, ab initio.

(b) Termination. This Agreement shall terminate upon the termination of the Business Combination Agreement in accordance with its terms prior to the consummation of the Transaction.

(c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties as follows:

(i) if to Parent:

c/o Oaktree Acquisition Corp. II

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Attention: Patrick McCaney

                 Alexander Taubman

                 Zaid Pardesi

E-mail:     pmccaney@oaktreecapital.com

                  ataubman@oaktreecapital.com

                  zpardesi@oaktreecapital.com

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention: Matthew S. Arenson, P.C.

                 Peter Seligson

                 Michele Cumpston

E-mail:     matthew.arenson@kirkland.com

                  peter.seligson@kirkland.com

                  michele.cumpston@kirkland.com

(ii) If to the Company or, after the Closing, TopCo to:

Alvotech Holdings S.A.

9, rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attention: Danny Major

E-mail:     danny.major@alvotech.com

with a copy (which shall not constitute notice) to:

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention: Michal Berkner

E-mail:     mberkner@cooley.com

(iii) if to the Company Shareholder:

At the address provided in the Company Shareholder’s signature page or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

(d) Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole, including the schedules hereto, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “day” means calendar day unless Business Day is expressly specified; (ix) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (x) all references to Sections or schedules are to Sections and schedules of this Agreement; (xi) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time; and (xii) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(e) Section Headings. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(g) Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement and the provisions of the Business Combination Agreement referenced in Section 3 herein to which the Company Shareholder has expressly agreed to be bound constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both oral and written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company Released Parties and the Sponsor are express third party beneficiaries of this Agreement and shall each be entitled to enforce this Agreement as if they were original signatories hereto. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Shareholder’s ownership of any direct or indirect Equity Interests of the Group Companies or any provision of services to the Group Companies.

(h) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(i) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto; provided, that Parent shall be permitted, without the consent of the Company Shareholder, to make an assignment of any or all of its rights and interests hereunder to TopCo, the Company or any of their Subsidiaries or Affiliates at or following the Closing. Any purported assignment in violation of this Section 7(i) shall be null and void ab initio.

(j) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(k) Consent to Jurisdiction, Etc. Each of the parties irrevocably and unconditionally agrees that any Proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby shall be finally settled by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators; provided, that in the event of a claimed violation of any of the Business Covenants, any party may seek injunctive relief in order to prevent irreparable harm or preserve the status quo. Any such Proceeding shall be decided by a panel of three (3) arbitrators seated in New York, New York. Each arbitrator must be (a) an attorney with significant experience in negotiating complex commercial transactions, or a judge seated on, or retired from, a U.S. federal court sitting in the Southern District of New York or the Delaware Court of Chancery and (b) neutral and independent of each party. The parties agree, pursuant to Article 30(2)(b) of the Rules of Arbitration of the International Chamber of Commerce, that the Expedited Procedure Rules shall apply irrespective of the amount in dispute. The arbitrators may enter a default decision against any party who fails to participate in the arbitration proceedings with respect to any such Proceeding. The language of the proceeding shall be English. The decision of the arbitrators on the points in dispute will be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The parties and the arbitrators will keep confidential, and will not disclose to any Person, except the parties’ respective Representatives (who shall keep any such information confidential as provided in this sentence), or as may be required by applicable Law or any Order of a Governmental Entity of competent jurisdiction, the existence of any such Proceeding under this Section 7(k), the referral of any such Proceeding to arbitration or the status or resolution thereof. The initiation of any Proceeding pursuant to this Section 7(k) will toll the applicable statute of limitations for the duration of any such Proceeding.

(l) Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS

AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7(l).

(m) Specific Performance. The Company Shareholder agrees that irreparable damage would occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Company Shareholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions, including, for the avoidance of doubt, any breach or threatened breach of any of the Business Covenants. The Company Shareholder acknowledges and agrees that each other party hereto shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, neither Parent, TopCo nor the Company would have entered into this Agreement. The Company Shareholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any such Person has an adequate monetary or other remedy at law. The Company Shareholder acknowledges and agrees that if any other party hereto seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, no such person shall be required to provide any bond or other security in connection with any such order or injunction.

(n) No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the parties hereto, and none of the Representatives of the parties hereto (in their capacity as such) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein.

(o) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Equity Interests of the Company Shareholders. All rights, ownership and economic benefits (but excluding, for the avoidance of doubt, any voting rights to the extent described herein) of and relating to the Equity Interests of each Company Shareholder shall remain fully vested in and belong to any such Company Shareholder, and Parent shall have no authority to direct such Company Shareholder in the voting or disposition of any of the Company Shareholder’s Equity Interests, except as otherwise provided herein.

(p) Capacity as a Shareholder. Notwithstanding anything herein to the contrary, each Company Shareholder signs this Agreement solely in such Company Shareholder’s capacity as a[n] [indirect]18 shareholder of the Company, and not in any other capacity (including as an officer or director of the Company) and this Agreement shall not limit or otherwise affect the actions of such Company Shareholder (or any affiliate, employee or designee of such Company Shareholder) in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[18]	Note to Draft: Bracketed language to be included in the agreement executed by Robert Wessman (personally).

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent and the Company Shareholder have caused this Support Agreement to be executed as of the date first written above.

PARENT:

OAKTREE ACQUISITION CORP. II

By:
Name:
Title:

Signature Page to Support Agreement

TopCo:

ALVOTECH LUX HOLDINGS S.A.S.

By:
Name:
Title:

Signature Page to Support Agreement

Company:

ALVOTECH HOLDINGS S.A.,

By:
Name:
Title:

Signature Page to Support Agreement

COMPANY SHAREHOLDER:

[NAME]

///

[NAME]

By:
Name:
Title:

[______________]
[______________]
[______________]
Attention: [______________]
Facsimile: [______________]
Email: [______________]

Signature Page to Support Agreement

Schedule 1

Equity Interests

Company Shareholder	Class, Number and Type of Equity Interests
[•]	[•]

Exhibit 10.3

FORM OF SUBSCRIPTION AGREEMENT

Oaktree Acquisition Corp. II

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

Alvotech Lux Holdings S.A.S.

9, rue de Bitbourg, L-1273

Luxembourg, Grand Duchy of Luxembourg

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and among Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), Alvotech Lux Holdings S.A.S, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9, rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg trade and companies register under number B258884 (“TopCo”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SPAC, Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register under number B229193 (the “Company”), and TopCo, pursuant to which, among other things, (i) SPAC will merge with and into TopCo, with TopCo as the surviving company in the merger, on the terms and subject to the conditions therein (the “First Merger”), and (ii) the Redemption (as defined in the Business Combination Agreement), the Change of Legal Form (as defined below) and the Second Merger (as defined in the Business Combination Agreement and together with the First Merger, the Redemption, the Change of Legal Form and the other transactions contemplated by the Business Combination Agreement, the “Transaction”) will occur. In connection with the Transaction, SPAC is seeking commitments from interested investors to subscribe for, contingent upon, and substantially concurrently with the closing of the Transaction, ordinary shares in the share capital of TopCo (the “Shares”), in a private placement for a purchase price of $10.00 per Share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, SPAC and TopCo are entering into subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”), which are on substantially the same terms as the terms of this Subscription Agreement, with certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) or “non-US person” (as defined in Regulation S under the Securities Act) (each, an “Other Investor” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to subscribe for or prior to the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 15,400,000 Shares, at the Per Share Purchase Price.

The aggregate subscription price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

Following the First Merger and the Redemption, in accordance with the Business Combination Agreement, the legal form of TopCo shall be changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law (the “Change of Legal Form”), and TopCo shall issue the Shares once it has changed into a public limited liability company (société anonyme) under Luxembourg law.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, SPAC and TopCo acknowledges and agrees as follows:

Confidential

1. Subscription.

The Investor hereby agrees to subscribe for and purchase from TopCo, and TopCo hereby agrees, upon the substantially concurrent consummation of the Transaction and the payment of the Subscription Amount, to issue and sell to the undersigned the number of Shares from TopCo set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that TopCo reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by TopCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of TopCo; TopCo may do so in counterpart form. The Investor acknowledges and agrees that, as a result of the Change of Legal Form, the Shares that will be subscribed for by the Investor and issued by TopCo pursuant hereto shall be ordinary shares in the share capital of a public limited liability company (société anonyme) under Luxembourg law (and not, for the avoidance of doubt, ordinary shares in a simplified joint stock company (société par actions simplifiée) under Luxembourg law).

2. Closing.

The closing of the issuance of the Shares contemplated hereby (the “Closing”) is contingent upon the satisfaction or waiver of the conditions set forth in Section 3 below. The Closing shall occur on the date of, and substantially concurrently with (in the manner described in the Business Combination Agreement) and conditioned upon the effectiveness of, the Transaction. Subject to delivery of written notice from (or on behalf of) TopCo to the Investor (the “Closing Notice”) that TopCo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor and specifying the date on which the Closing is expected to occur (the “Closing Date”), the Investor shall deliver (or provide for such delivery to the Company), three (3) business days prior to the Closing Date, (x) the Subscription Amount by wire transfer of United States dollars in immediately available funds to an account specified by TopCo in the Closing Notice and (y) to TopCo, any other information that is reasonably requested in the Closing Notice in order for TopCo to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or the applicable Internal Revenue Service Form W-8, as applicable. Upon the Closing, Topco and the Investor agree that TopCo shall (a) issue the number of Shares set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws) in the name of the Investor (or its nominee) on TopCo’s share register and (b) provide evidence from its transfer agent of the issuance of such Shares to the Investor in book entry form within two (2) business days of the Closing Date; provided, however, that TopCo’s obligation to issue the Shares to the Investor is contingent upon TopCo’s having received the Subscription Amount in full prior to the Closing date in accordance with this Section 2. If the Closing does not occur within three (3) business days following the Closing Date specified in the Closing Notice, TopCo shall promptly (but not later than two (2) business days thereafter) return or cause the return of the Subscription Amount in full to the Investor, and any book entries shall be deemed cancelled. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Luxembourg, are authorized or required by law to close.

3. Closing Conditions.

a. The obligation of the parties hereto to consummate the subscription of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii) all conditions precedent to the closing of the Transaction under the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than (A) those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the subscription of the Shares pursuant to this Subscription Agreement and (B) the condition pursuant to Section 7.3(d) of the Business Combination Agreement regarding the minimum cash condition) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing; provided that the board of directors of the SPAC shall not have determined that a Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred prior to the Closing.

2

Confidential

b. The obligation of TopCo to consummate the issuance of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation, in all material respects, by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date, or such earlier date, as applicable and (ii) all obligations, covenants and agreements of the Investor required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The obligation of the Investor to consummate the subscription of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that on the Closing Date (i) all representations and warranties of SPAC and TopCo contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SPAC and TopCo of each of the representations and warranties of SPAC and TopCo contained in this Subscription Agreement as of the Closing Date, (ii) all obligations, covenants and agreements of SPAC and TopCo required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects, except where a failure of such performance would not or would not reasonably be expected to prevent, materially delay, or materially impact the ability of TopCo to consummate the Closing, and the consummation of the Closing shall constitute a reaffirmation by SPAC and TopCo of each of the covenants and agreements of TopCo contained in this Subscription Agreement as of the Closing Date, (iii) the Shares shall have been approved for listing on The Nasdaq Stock Market LLC, subject to notice of official issuance, and no suspension of the qualification of the Shares for offering or trading in the United States or Iceland, or initiation or written threat of any proceedings for any of such purposes, shall have occurred and be continuing, and (iv) the description of the business and financial information of TopCo and the Company to be included in the proxy statement/prospectus to be provided to the shareholders of the SPAC in connection with the Transaction shall not be materially inconsistent with the information included in the investor presentation provided to Investor in connection with the sale of Shares.

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties may reasonably deem to be necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. SPAC and TopCo Representations and Warranties. Each of SPAC, with respect only to the representations and warranties set forth below relating to SPAC, and TopCo, with respect only to the representations and warranties set forth below relating to TopCo, represents and warrants to the Investor that: (provided that no representation or warranty by SPAC or TopCo shall apply to any statement or information in the SEC Reports (as defined below) that relates to the topics referenced in the Statement (as defined below) (or any subsequent guidance, statements or interpretations issued by the SEC, the Staff or otherwise relating thereto), nor shall any correction, amendment or restatement of SPAC’s financial statements due wholly or in part to the Statement, nor any other effects that relate to or arise out of, or are in connection with or in response to, the Statement or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by SPAC or TopCo):

a. SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). SPAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Change of Legal Form, TopCo will be validly existing as a public limited liability company (société anonyme) under the laws of Luxembourg.

3

Confidential

b. As of the Closing Date, the issue of the Shares will be duly authorized and, when issued and delivered to the Investor following prior full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under TopCo’s Governing Documents (as defined in the Business Combination Agreement) as they will read following the Change of Legal Form or under the laws of Luxembourg.

c. This Subscription Agreement has been duly authorized, executed and delivered by SPAC and TopCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement constitutes a legal, valid and binding obligation of each of SPAC and TopCo enforceable against each of SPAC and TopCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The issuance and sale of the Shares and the compliance by each of SPAC and TopCo with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC, TopCo or any of their subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or TopCo, as applicable, is a party or by which SPAC or TopCo, as applicable, is bound or to which any of the property or assets of SPAC or TopCo, as applicable, is subject that would reasonably be expected to have a material adverse effect on the ability of SPAC and TopCo to, as applicable, consummate the issuance of the Shares (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SPAC, TopCo or any of their subsidiaries to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SPAC or TopCo, as applicable; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or TopCo, as applicable, or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of TopCo to comply in all material respects with this Subscription Agreement.

e. As of their respective dates, all reports (the “SEC Reports”) required to be filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of SPAC as of and for the dates thereof and the results of operations and cashflows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. To the knowledge of SPAC, there are no material outstanding or unresolved comments in comment letters received by SPAC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof. Notwithstanding anything to the contrary contained in this Agreement, no representation or warranty is made by SPAC with respect to matters covered by the Statement (as defined below) or other changes in accounting arising in connection with any required restatement of SPAC’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls relating to the Statement) including as a result of any order, directive, guideline, comment or recommendation from the SEC that is applicable to SPAC.

4

Confidential

f. SPAC and TopCo are not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SPAC or TopCo of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state or local securities laws, (iii) filings required by any national securities exchange on which SPAC’s or TopCo’s securities are listed for trading, including with respect to obtaining approval of SPAC’s shareholders, and (iv) filings that the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

g. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by TopCo to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) assuming the representations and warranties of TopCo are true and correct in all respects, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

h. Other than (i) the Other Subscription Agreements, (ii) any other agreement expressly contemplated by the Business Combination Agreement, (iii) any agreement entered into in connection with the Other Subscription Agreements relating to an offer or offers made pursuant to Regulation S of the Securities Act of up to $60,000,000, being entered into on or about the date hereof (the “Regulation S Subscription Agreements”), (iv) any other subscription agreement entered into after the date hereof on economic terms substantially consistent with the terms hereof and (v) any agreement described in the SEC Reports as of the date hereof, SPAC and TopCo have not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in SPAC or TopCo (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of SPAC or TopCo by existing securityholders of SPAC, which may be effectuated as a forfeiture to SPAC or TopCo and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Business Combination Agreement). No Other Subscription Agreement includes economic terms that are materially more advantageous to any such Other Investor than Investor hereunder other than the Regulation S Subscription Agreements (with respect to the agreements entered into in connection therewith), and such Other Subscription Agreements have not been amended (including via a side letter or other agreement) in any material respect following the date of this Subscription Agreement. Other than the Regulation S Subscription Agreements, the Other Subscription Agreements reflect the same Per Share Purchase Price as this Subscription Agreement.

i. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SPAC and TopCo, threatened against SPAC or TopCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SPAC or TopCo.

j. As of the date of this Subscription Agreement, the authorized capital stock of SPAC consists of (i) 300,000,000 SPAC Class A ordinary shares, (ii) 30,000,000 SPAC Class B ordinary shares and (iii) 1,000,000 preference shares of a par value of $0.0001 per share. As of the date of this Subscription Agreement, (A) 25,000,000 Class A ordinary shares of SPAC are issued and outstanding, (B) 6,250,000 Class B ordinary shares of SPAC are issued and outstanding, (C) 6,250,000 warrants to purchase Class A ordinary shares of SPAC, with each such warrant exercisable for one SPAC Class A ordinary share at a price of $11.50 per share, are outstanding, (D) 4,666,667 warrants to purchase Class A ordinary shares of SPAC, with each such warrant exercisable for one whole SPAC Class A ordinary share at a price of $11.50 per share, are outstanding, and (E) no preference shares are issued and outstanding. All (1) issued and outstanding SPAC Class A ordinary shares and SPAC Class B ordinary shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SPAC any Class A ordinary shares, Class B ordinary shares or other equity interests in SPAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SPAC has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any securities of SPAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Business Combination Agreement.

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k. As of the date of this Subscription Agreement, the authorized share capital of TopCo (excluding the issued share capital) consists of 6,000,000,000 TopCo Ordinary Shares and the issued share capital of TopCo consists of 4,000,000 TopCo Ordinary Shares. Immediately following the Closing, all of the issued and outstanding TopCo Ordinary Shares (A) shall be duly authorized, validly issued, fully paid and nonassessable, (B) shall have been issued in compliance with applicable Law and (C) shall not have been issued in breach or violation of any preemptive rights or Contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which TopCo is a party or by which it is bound relating to the voting of any securities of TopCo, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Business Combination Agreement.

l. Other than the Placement Agents (as defined below), neither SPAC nor TopCo has engaged any broker, finder, commission agent, placement agent or arranger in connection with the issuance of the Shares, and neither SPAC nor TopCo is under any obligation to pay any broker’s fee or commission in connection with the issuance of the Shares other than to the Placement Agents.

m. TopCo is a newly formed legal entity whose securities have not previously been listed on a securities exchange. TopCo does not have any obligations other than under this Subscription Agreement, the Business Combination Agreement, or any other agreement contemplated hereby and thereby or other agreements directly related to the Subscription Agreement and the Business Combination Agreement.

n. TopCo and the SPAC are not, and immediately after receipt of payment for the Shares TopCo will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

o. There are no securities or instruments issued by or to which TopCo is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the shares to be issued pursuant to the Transaction (including the other shares issued in this offering), in either case that have not been or will not be validly waived on or prior to the Closing Date.

p. Other than agreements entered into with the Placement Agents, TopCo has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Investor could become liable.

q. Neither TopCo, SPAC nor any of their respective directors, officers, employees or other persons acting on behalf of TopCo or SPAC for purposes of this Subscription Agreement, or any assignee of TopCo or SPAC, is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any other Executive Order issued by the President of the United States and administered by OFAC (collectively, the “OFAC Lists”) or any EU or other international sanctions list, or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). TopCo and SPAC agree to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that TopCo and SPAC is permitted to do so under applicable law. If TopCo and SPAC is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), TopCo or SPAC, as applicable, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, TopCo or SPAC, as applicable, maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists.

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6. Investor Representations and Warranties. The Investor represents and warrants to TopCo and SPAC that:

a. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is subscribing for the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and such account is for another qualified institutional buyer or accredited investor, and (iii) is not subscribing for the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A) or any securities laws of the United States or any other jurisdiction. The Investor is not an entity formed for the specific purpose of subscribing for the Shares. Accordingly, the Investor understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

b. The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor and has such knowledge and experience in investing in transactions of the type contemplated by this Subscription Agreement and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the subscription of the Shares, and (iii) has exercised independent judgment in evaluating its participation in the subscription of the Shares. Accordingly, the Investor understands that the offering meets (1) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (2) the institutional customer exemption under FINRA Rule 2111(b).

c. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to TopCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions described herein and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the filing by TopCo of the “Form 10 information.” The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

d. The Investor acknowledges and agrees that the Investor is subscribing for the Shares directly from TopCo. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, TopCo, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, in connection with Investor’s subscription for the Shares, other than those representations, warranties, covenants and agreements of SPAC and TopCo expressly set forth in this Subscription Agreement.

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e. The Investor’s subscription for and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

f. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, TopCo, the Transaction and the business of the Company and its direct and indirect subsidiaries and their respective affiliates and representatives. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports and other information as the Investor has deemed necessary to make an investment decision with respect to the Shares. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, (i) have had the full opportunity to ask such questions, receive such answers and obtain such information from SPAC and TopCo as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and to obtain any additional information that SPAC or TopCo possessed or could acquire without unreasonable effort or expense, (ii) received, reviewed and understood the management presentation and financial information made available to it in connection with the subscription of the Shares and (iii) conducted and completed its own independent due diligence with respect to the Transaction. The Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it may deem appropriate) with respect to the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of SPAC, TopCo and the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

g. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC, the Company or a representative of SPAC or the Company. Investor has a pre-existing substantive relationship (as interpreted in guidance from the SEC under the Securities Act) with SPAC or the Company or their respective representatives, and the Shares were offered to the Investor solely by direct contact between the Investor and SPAC, the Company or a representative of SPAC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges SPAC’s and TopCo’s representation that the Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D of the Securities Act, and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, TopCo, the Company, Citigroup Global Markets Inc. (“Citi”), Morgan Stanley & Co. LLC (“Morgan Stanley”), Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with Citi, Morgan Stanley and Deutsche Bank, the “Placement Agents”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC and TopCo contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Shares. The Investor acknowledges that certain information provided to the Investor was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

h. The Investor acknowledges that it is aware that there are substantial risks incident to the subscription and ownership of the Shares, including those set forth in the SEC Reports and the investor presentation provided by SPAC. The Investor is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its subscription of the Shares. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s tax and/or financial liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither SPAC nor the Company has provided any tax or financial advice or any other representation or guarantee regarding the tax or financial consequences of the transactions contemplated by the Subscription Agreement or the Transaction. The Investor will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

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i. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in TopCo. The Investor acknowledges specifically that a possibility of total loss exists.

j. The Investor has determined based on its own independent review and such professional advice as it deems appropriate that its subscription of the Shares and participation in the Transaction (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) has been duly authorized and approved by all necessary action and (iv) is a fit, proper and suitable investment for it, notwithstanding the substantial risks inherent in investing in or holding the Shares.

k. In making its decision to subscribe for the Shares, the Investor has relied solely upon independent investigation made by the Investor, has independently made its own analysis and decision to enter into this Subscription Agreement and subscribe for the Shares, in each case, based on such information as such Investor has deemed appropriate and without reliance upon any of the Placement Agents or any of their affiliates and is able to fend for itself in the transactions contemplated herein. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of any Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SPAC, TopCo, the Company, the Transaction, the Business Combination Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and issuance of the Shares.

l. The Investor acknowledges that the Placement Agents: (i) have not provided the Investor with any information, recommendation or advice with respect to the Shares, (ii) have not made and do not make any representation, express or implied as to SPAC, TopCo, the Company, the Company’s credit quality, the Shares or the Investor’s subscription of the Shares, (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and subscription of Shares, (iv) may have existing or future business relationships with SPAC, TopCo and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares and (v) none of the Placement Agents will have any responsibility to the Investor with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning SPAC, TopCo, the Company or the Transaction.

m. The Investor acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its subscription of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agents, any of their respective affiliates or any person acting on their behalf have conducted with respect to the Shares, SPAC, TopCo or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

n. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

o. The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation (to the extent such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

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p. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach, violation or default under or conflict with any statute, order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound in each case, which would reasonably be expected to have a material adverse effect on the legal authority of the Investor to enter into and perform its obligations under this Subscription Agreement, which would reasonably be expected to materially affect the legal authority of the Investor to comply in all respects with the terms of this Subscription Agreement, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC and TopCo, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

q. Neither the Investor nor any of its directors, officers, employees or other persons acting on behalf of the Investor for purposes of this Subscription Agreement is a Prohibited Investor. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the BSA/PATRIOT Act, the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

r. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in TopCo as a result of the subscription of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over TopCo from and after the Closing as a result of the subscription of Shares hereunder.

s. No disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and issuance of the Shares.

t. The Investor acknowledges that neither the Placement Agents, nor any of their respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives, legal counsel, financial advisors or accountants (collectively, “Representatives”) of any of the foregoing have made any independent investigation with respect to SPAC, TopCo, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC or TopCo. The Investor acknowledges and agrees that neither the Placement Agents nor any Representative of the Placement Agents have provided the Investor with any information or advice with respect to the Shares nor is such information or advice necessary or desired. In connection with the issue and subscription of the Shares, the Investor acknowledges that each Placement Agent is acting solely as Company’s placement agent in connection with the issuance of the Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary or financial advisor for the Investor, the Company or any other person or entity.

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u. The Investor agrees that the Placement Agents shall not be liable to the Investor for any action heretofore or hereafter taken or omitted to be taken by the Placement Agents or have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, the Company or any other person or entity), whether in contract, tort, under federal or state securities laws or otherwise, to any Investor, or to any person claiming through such Investor, in respect of the Transaction and, on behalf of itself and its affiliates, releases the Placement Agents in respect of all such liabilities or obligations. In connection with the issue and subscription of the Shares, the Placement Agents have not acted as the Investor’s financial advisor or fiduciary. The Investor agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Transaction. This undertaking is given freely and after obtaining independent legal advice.

v. The Investor is an entity having total liquid assets and net assets in excess of the Subscription Amount as of the date hereof and has or has commitments to have and, when required to deliver payment to TopCo pursuant to Section 2 above, will have, sufficient immediately available funds to pay the Subscription Amount and consummate the subscription of the Shares pursuant to this Subscription Agreement regardless of any intention to assign the Shares.

w. The Investor acknowledges that Morgan Stanley and Credit Suisse are acting as financial advisors to the Company in connection with the Transaction and are also Placement Agents. The Investor understands and acknowledges that Morgan Stanley’s and Credit Suisse’s roles as financial advisors to the Company may give rise to potential conflicts of interest or the appearance thereof and that these conflicts may potentially conflict with, or be adverse to, the Investor’s interests. The Investor hereby waives, to the fullest extent permitted by law, any claims it may have based on any actual or potential conflict of interest or similar claim, whether known or unknown, contingent or otherwise and wherever and whenever arising in connection with, relating to or arising from Morgan Stanley or Credit Suisse acting as financial advisors to the Company. The Investor further acknowledges that Deutsche Bank and Citi will receive deferred underwriting commissions as disclosed in the SPAC’s prospectus, dated September 16, 2020, upon the closing of the Transaction.

x. Investor acknowledges that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”) and, (ii) SPAC continues to review the Statement and its implications, including on the financial statements and other information included in the SEC Reports and (iii) any restatement, revision or other modification of the SEC Reports in connection with such review of the Statement or any other required changes in the SEC Reports, including as a result of any order, directive, guideline, comment or recommendation from the SEC that is applicable to SPAC shall be deemed not material for purposes of this Agreement.

7. Registration Rights.

a. TopCo agrees that, as soon as reasonably practicable, but no later than thirty (30) calendar days, after the Closing Date (the “Filing Deadline”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies TopCo that it will “review” the Registration Statement) and (ii) ten (10) business days after TopCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Date”). In connection with the foregoing, the Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. TopCo shall provide a draft of the Registration Statement and any amendment thereto to the Investor for review at least two (2) business days in advance of the filing of the Registration Statement or such amendment, as the case may be. TopCo shall notify the Investor of the effectiveness of the Registration Statement and of any post-effective amendment thereto in accordance with Section 7(b) below. TopCo shall file with the SEC a final form of prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second business day after the Effectiveness Date. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Shares by the Investor, including block sales, agented transactions, sales directly into the market and other

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customary provisions (but, excluding for the avoidance of doubt, underwritten offerings). At its expense, TopCo agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be subscribed for pursuant to this Subscription Agreement, except for such times as TopCo is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which TopCo determines to obtain, continuously effective with respect to the Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, to remain effective until the earliest of (i) the third anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). Prior to the End Date, TopCo will use commercially reasonable efforts to qualify the Shares for listing on any relevant stock exchange. The Investor agrees to disclose its ownership to TopCo upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. TopCo may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 or S-3 at such time after TopCo becomes eligible to use such Form F-3 or S-3. The Investor acknowledges and agrees that TopCo may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or if such suspension arises out of, or is a result of, or is related to or is in connection with the Statement or related accounting, disclosure or other matters, provided, that, (I) TopCo shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of one hundred-twenty (120) calendar days in any three hundred sixty (360) day period and (II) TopCo shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. TopCo’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to TopCo such information regarding the Investor, the securities of TopCo held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by TopCo to effect the registration of such Shares, and shall execute such documents in connection with such registration as TopCo may reasonably request that are customary of a selling shareholder in similar situations. Any failure by TopCo to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve TopCo of its obligations to file or effect the Registration Statement as set forth above in this Section 7.

b. At its expense, TopCo shall:

i. advise the Investor, as expeditiously as possible, but in any event within five (5) business days: (A) when such Registration Statement or any post-effective amendment thereto has become effective; (B) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (C) of the receipt by TopCo of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (D) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Notwithstanding anything to the contrary set forth herein, TopCo shall not, when so advising the Investor of such events provide the Investor with any material, nonpublic information regarding TopCo other than to the extent that providing notice to the Investor of the occurrence of the events listed in (A) through (D) above constitutes material, nonpublic information regarding TopCo;

ii. use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

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iii. upon the occurrence of any event contemplated in Section 8(b)(i)(D) above, except for such times as TopCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, TopCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

iv. use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the ordinary shares of TopCo are listed;

v. use its commercially reasonable efforts to take all other steps necessary to effect the registration of the resale of the Shares contemplated hereby and to enable the Investor to sell the Shares under Rule 144; and

vi. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the resale of the Shares.

c. TopCo shall not hereafter enter into, and is not currently a party to, any agreement with respect to its securities that is inconsistent in any material respect with, or superior to, the registration rights granted to the Investor by this Subscription Agreement, other than the Investor Rights and Lock-Up Agreement, by and between TopCo, the Company, Oaktree Acquisition Holdings II, L.P. and the other parties thereto. Notwithstanding any other rights and remedies the Investor may have in respect of TopCo pursuant to this Subscription Agreement, if TopCo enters into any other registration rights or similar agreement with respect to any of its securities that contains provisions that violate the preceding sentence, the terms and conditions of this Subscription Agreement shall immediately be deemed to have been amended without further action by TopCo or the Investor so that the Investor shall be entitled to the benefit of any such more favorable or less restrictive terms or conditions, as the case may be.

8. Indemnification.

a. TopCo agrees to indemnify, to the extent permitted by law, the Investor, its directors, officers, partners, managers, members, investment advisors, employees, agents and each person who controls the Investor (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one law firm and one local counsel in each applicable jurisdiction) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to TopCo by or on behalf of the Investor expressly for use therein or such Investor has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 8.a shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of TopCo (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall TopCo be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by the Investor expressly for use in the Prospectus, (B) in connection with any failure of the Investor to deliver or cause to be delivered a prospectus made available by TopCo in a timely manner, (C) as a result of offers or sales effected by or on behalf of the Investor by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by TopCo, or (D) in connection with any offers or sales effected by or on behalf of the Investor in violation of Section 7 hereof.

b. In connection with any Registration Statement in which the Investor is participating, the Investor shall furnish (or cause to be furnished) to TopCo in writing such information and affidavits as TopCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify TopCo, its directors, officers, agents, employees and each person or entity who

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controls TopCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one law firm) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of the Investor expressly for use therein; provided, however, that the liability of the Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds actually received by the Investor from the sale of Shares giving rise to such indemnification obligation.

c. Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

d. The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

e. If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the total liability of the Investor in this Section 8 shall be limited to the net proceeds actually received by such Investor from the sale of Shares giving rise to such indemnification and/or contribution obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8.e from any person or entity who was not guilty of such fraudulent misrepresentation.

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9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, (x) upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) SPAC’s and TopCo’s notification to the Investor in writing that they have, with the prior written consent of the Company, abandoned their plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the issuance of the Shares having occurred, and (d) the delivery of a notice of termination of this Subscription Agreement by the Investor to SPAC and TopCo following the date that is 30 days after the Termination Date (as defined in the Business Combination Agreement as in effect on the date hereof), if the Closing has not occurred by such date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s or its assignee’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is one of the Investors under an Other Subscription Agreement, such other Investor’s breach of any of its covenants or obligations under the Other Subscription Agreement) either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the such date), or (y) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived on or prior to the closing of the Transaction or (ii) not capable of being satisfied on or prior to the closing of the Transaction and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the closing of the Transaction (the termination events described in clauses (x) and (y) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SPAC shall notify the Investor in writing of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to TopCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

10. Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated September 16, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such Shares, except to the extent that the Investor has otherwise agreed in writing with SPAC to not exercise such redemption right.

11. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares subscribed hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of SPAC or TopCo and (ii) the Investor’s rights under Section 7 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to this Section 11.a shall relieve the Investor of its obligations hereunder.

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b. SPAC and TopCo may request from the Investor such additional information as SPAC and/or TopCo may reasonably deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to subscribe for the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that, each of SPAC and TopCo agrees to keep any such information provided by the Investor confidential except (i) as necessary to include in any registration statement TopCo is required to file hereunder, (ii) as required by applicable federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s or TopCo’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide SPAC and/or TopCo with such requested information, TopCo may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof. The Investor acknowledges that SPAC and/or TopCo may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC and/or TopCo.

c. The Investor acknowledges that SPAC, TopCo, the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify SPAC, TopCo and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC, TopCo and the Placement Agents if they are no longer accurate in any respect), except to the extent that any such representation and warranty expressly speaks as of an earlier date. Prior to the Closing, TopCo agrees to promptly notify the Investor if any of the Investor’s acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) of TopCo set forth herein are no longer accurate.

d. SPAC, TopCo, the Company, the Placement Agents and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 11.d shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SPAC and TopCo set forth in this Subscription Agreement.

e. The Investor hereby acknowledges and agrees that it will not, nor will any assignee of the Investor or any person acting at the Investor’s direction or pursuant to any understanding with Investor (including Investor’s controlled affiliates), directly or indirectly, offer, sell, pledge, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Shares or any securities of SPAC or any instrument exchangeable for or convertible into any Shares or any securities of SPAC until the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 11.e shall not apply to any sale (including the exercise of any redemption right) of securities of SPAC (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit any entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 11.e shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to subscribe for the Shares covered by this Subscription Agreement.

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f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by SPAC or TopCo of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 9, Section 11.c, Section 11.d, Section 11.g, this Section 11.h, the last sentence of Section 11.l and Section 12 with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions; provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Company is an intended third party beneficiary of each of the provisions of this Subscription Agreement.

i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and such provisions shall continue in full force and effect.

k. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

l. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement in any court of competent jurisdiction, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.

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m. If any change in the number, type or classes of authorized shares of TopCo (including the Shares), other than as contemplated by the Business Combination Agreement or any agreement contemplated by the Business Combination Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

n. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

o. Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of New York or the federal courts located in the State of New York, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 11.o is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11.o following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

p. Any notice or communication required or permitted hereunder to be given among the parties shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SPAC and TopCo.

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If to Investor, to the address provided on the Investor’s signature page here or to such other address or addresses as the Investor may hereafter designate by notice to SPAC and TopCo.

If to TopCo, to:

Alvotech Holdings S.A.

9, rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attention:         Robert Wessman

               Danny Major

E-mail:             robert.wessman@alvogen.com

               danny.major@alvotech.com

with a copy to:

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention:         Michal Berkner

E-mail:             mberkner@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

q. The obligations of the Investor under this Subscription Agreement are several and not joint with the obligations of any Other Investor under the Other Subscription Agreements, and the Investor shall not be responsible in any way for the performance of any Other Investor.

12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation, warranty or other information made or provided by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SPAC and TopCo expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in TopCo. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or (iii) any other party to the Business Combination Agreement or any Non-Party Affiliate (other than SPAC with respect to the previous sentence), shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the subscription of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, TopCo, the Company, the Placement Agents or any Non-Party Affiliate concerning SPAC, TopCo, the Company, the Placement Agents, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, TopCo, the Company, the Placement Agents or any of SPAC’s, TopCo’s, the Company’s or the Placement Agents’ respective controlled affiliates or any family member of the foregoing.

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13. Disclosure. SPAC shall, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SPAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance or filing of the Disclosure Document, to the actual knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor, its investment advisor or any of their respective affiliates or advisers, or include the name of the Investor, its investment advisor or any of their respective affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s and/or TopCo’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 13.

14. Rule 144.

a. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Investor to sell the securities of TopCo to the public without registration are available to holders of the Investor’s Shares and for so long as the Investor holds the Shares, TopCo shall, at its expense:

(i) make and keep public information available, as those terms are understood and defined in Rule 144;

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of TopCo under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Investor to sell the Shares under Rule 144 for so long as the Investor holds any Shares; and

(iii) furnish to the Investor, promptly upon the Investor’s reasonable request, (i) a written statement by TopCo, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual report of TopCo and such other reports and documents so filed by TopCo (provided that if such reports and documents are publicly filed with the SEC on Edgar, TopCo need not furnish such reports and documents to the Investor separately) and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration.

b. TopCo will use its commercially reasonable efforts to (A) at the reasonable request of Investor, deliver all the necessary documentation to cause TopCo’s transfer agent to remove all restrictive legends from any Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Shares, or that may be sold by Investor without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (B) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (A) upon the receipt of Investor representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel, in each case within 5 business days of such request. The Investor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to TopCo (or its successor) upon reasonable request to assist TopCo in making the determination described above. Notwithstanding the foregoing, TopCo will not be required to deliver any such opinion, authorization, certificate, or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

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[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by TopCo in the Closing Notice.

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IN WITNESS WHEREOF, SPAC and TopCo have accepted this Subscription Agreement as of the date set forth below.

OAKTREE ACQUISITION CORP. II

By:
Name:
Title:

ALVOTECH LUX HOLDINGS S.A.S.

By:
Name:
Title:

Date:            , 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

Exhibit 10.4

FORM OF SUBSCRIPTION AGREEMENT

Oaktree Acquisition Corp. II

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

Alvotech Lux Holdings S.A.S.

9, rue de Bitbourg, L-1273

Luxembourg, Grand Duchy of Luxembourg

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and among Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), Alvotech Lux Holdings S.A.S, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9, rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg trade and companies register under number B258884 (“TopCo”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SPAC, Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register under number B229193 (the “Company”), and TopCo, pursuant to which, among other things, (i) SPAC will merge with and into TopCo, with TopCo as the surviving company in the merger, on the terms and subject to the conditions therein (the “First Merger”), and (ii) the Redemption (as defined in the Business Combination Agreement), the Change of Legal Form (as defined below) and the Second Merger (as defined in the Business Combination Agreement and together with the First Merger, the Redemption, the Change of Legal Form and the other transactions contemplated by the Business Combination Agreement, the “Transaction”) will occur. In connection with the Transaction, SPAC is seeking commitments from interested investors to subscribe for, contingent upon, and substantially concurrently with the closing of the Transaction, ordinary shares in the share capital of TopCo (the “Shares”), in a private placement for a purchase price of $10.00 per Share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, SPAC and TopCo are entering into subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”), which are on substantially the same terms as the terms of this Subscription Agreement, with certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) or “non-US person” (as defined in Regulation S under the Securities Act) (each, an “Other Investor” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to subscribe for or prior to the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 15,400,000 Shares, at the Per Share Purchase Price.

The aggregate subscription price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

Following the First Merger and the Redemption, in accordance with the Business Combination Agreement, the legal form of TopCo shall be changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law (the “Change of Legal Form”), and TopCo shall issue the Shares once it has changed into a public limited liability company (société anonyme) under Luxembourg law.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, SPAC and TopCo acknowledges and agrees as follows:

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1. Subscription.

The Investor hereby agrees to subscribe for and purchase from TopCo, and TopCo hereby agrees, upon the substantially concurrent consummation of the Transaction and the payment of the Subscription Amount, to issue and sell to the undersigned the number of Shares from TopCo set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that TopCo reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by TopCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of TopCo; TopCo may do so in counterpart form. The Investor acknowledges and agrees that, as a result of the Change of Legal Form, the Shares that will be subscribed for by the Investor and issued by TopCo pursuant hereto shall be ordinary shares in the share capital of a public limited liability company (société anonyme) under Luxembourg law (and not, for the avoidance of doubt, ordinary shares in a simplified joint stock company (société par actions simplifiée) under Luxembourg law).

2. Closing.

The closing of the issuance of the Shares contemplated hereby (the “Closing”) is contingent upon the satisfaction or waiver of the conditions set forth in Section 3 below. The Closing shall occur on the date of, and substantially concurrently with (in the manner described in the Business Combination Agreement) and conditioned upon the effectiveness of, the Transaction. Subject to delivery of written notice from (or on behalf of) TopCo to the Investor (the “Closing Notice”) that TopCo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor and specifying the date on which the Closing is expected to occur (the “Closing Date”), the Investor shall deliver (or provide for such delivery to the Company), three (3) business days prior to the Closing Date, (x) the Subscription Amount by wire transfer of United States dollars in immediately available funds to an account specified by TopCo in the Closing Notice and (y) to TopCo, any other information that is reasonably requested in the Closing Notice in order for TopCo to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or the applicable Internal Revenue Service Form W-8, as applicable. Upon the Closing, Topco and the Investor agree that TopCo shall (a) issue the number of Shares set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws) in the name of the Investor (or its nominee or assignee) on TopCo’s share register and (b) provide evidence from its transfer agent of the issuance of such Shares to the Investor in book entry form within two (2) business days of the Closing Date; provided, however, that TopCo’s obligation to issue the Shares to the Investor is contingent upon TopCo’s having received the Subscription Amount in full prior to the Closing date in accordance with this Section 2. If the Closing does not occur within three (3) business days following the Closing Date specified in the Closing Notice, TopCo shall promptly (but not later than two (2) business days thereafter) return or cause the return of the Subscription Amount in full to the Investor, and any book entries shall be deemed cancelled. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, or Luxembourg, are authorized or required by law to close.

3. Closing Conditions.

a. The obligation of the parties hereto to consummate the subscription of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii) all conditions precedent to the closing of the Transaction under the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than (A) those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the

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subscription of the Shares pursuant to this Subscription Agreement and (B) the condition pursuant to Section 7.3(d) of the Business Combination Agreement regarding the minimum cash condition) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing; provided that the board of directors of the SPAC shall not have determined that a Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred prior to the Closing.

b. The obligation of TopCo to consummate the issuance of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation, in all material respects, by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date, or such earlier date, as applicable and (ii) all obligations, covenants and agreements of the Investor required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The obligation of the Investor to consummate the subscription of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that on the Closing Date (i) all representations and warranties of SPAC and TopCo contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SPAC and TopCo of each of the representations and warranties of SPAC and TopCo contained in this Subscription Agreement as of the Closing Date, (ii) all obligations, covenants and agreements of SPAC and TopCo required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects, except where a failure of such performance would not or would not reasonably be expected to prevent, materially delay, or materially impact the ability of TopCo to consummate the Closing, and the consummation of the Closing shall constitute a reaffirmation by SPAC and TopCo of each of the covenants and agreements of TopCo contained in this Subscription Agreement as of the Closing Date, (iii) the Shares have been approved for listing subject to issuance on the The Nasdaq Stock Market LLC and the First North Iceland at or prior to the Closing and no suspension of the qualification of the Shares for offering or trading in the United States or Iceland, or initiation or written threat of any proceedings for any of such purposes, shall have occurred and be continuing and (iv) the description of the business and financial information of TopCo and the Company to be included in the proxy statement/prospectus to be provided to the shareholders of the SPAC in connection with the Transaction shall not be materially inconsistent with the information included in the investor presentation provided to Investor in connection with the sale of Shares.

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties may reasonably deem to be necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. SPAC and TopCo Representations and Warranties. Each of SPAC, with respect only to the representations and warranties set forth below relating to SPAC, and TopCo, with respect only to the representations and warranties set forth below relating to TopCo, represents and warrants to the Investor that: (provided that no representation or warranty by SPAC or TopCo shall apply to any statement or information in the SEC Reports (as defined below) that relates to the topics referenced in the Statement (as defined below) (or any subsequent guidance, statements or interpretations issued by the SEC, the Staff or otherwise relating thereto), nor shall any correction, amendment or restatement of SPAC’s financial statements due wholly or in part to the Statement, nor any other effects that relate to or arise out of, or are in connection with or in response to, the Statement or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by SPAC or TopCo):

a. SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). SPAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently

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conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Change of Legal Form, TopCo will be validly existing as a public limited liability company (société anonyme) under the laws of Luxembourg.

b. As of the Closing Date, the issue of the Shares will be duly authorized and, when issued and delivered to the Investor following prior full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under TopCo’s Governing Documents (as defined in the Business Combination Agreement) as they will read following the Change of Legal Form or under the laws of Luxembourg.

c. This Subscription Agreement has been duly authorized, executed and delivered by SPAC and TopCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement constitutes a legal, valid and binding obligation of each of SPAC and TopCo enforceable against each of SPAC and TopCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The issuance and sale of the Shares and the compliance by each of SPAC and TopCo with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC, TopCo or any of their subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or TopCo, as applicable, is a party or by which SPAC or TopCo, as applicable, is bound or to which any of the property or assets of SPAC or TopCo, as applicable, is subject that would reasonably be expected to have a material adverse effect on the ability of SPAC and TopCo to, as applicable, consummate the issuance of the Shares (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SPAC, TopCo or any of their subsidiaries to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SPAC or TopCo, as applicable; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or TopCo, as applicable, or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of TopCo to comply in all material respects with this Subscription Agreement.

e. As of their respective dates, all reports (the “SEC Reports”) required to be filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of SPAC as of and for the dates thereof and the results of operations and cashflows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. To the knowledge of SPAC, there are no material outstanding or unresolved comments in comment letters received by SPAC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof. Notwithstanding anything to the contrary contained in this Agreement, no representation or warranty is made by SPAC with respect to matters covered by the Statement (as defined below) or other changes in accounting arising in connection with any required restatement of SPAC’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls relating to the Statement) including as a result of any order, directive, guideline, comment or recommendation from the SEC that is applicable to SPAC.

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f. SPAC and TopCo are not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SPAC or TopCo of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state or local securities laws, (iii) filings required by any national securities exchange on which SPAC’s or TopCo’s securities are listed for trading, including with respect to obtaining approval of SPAC’s shareholders, and (iv) filings that the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

g. Other than (i) the Other Subscription Agreements, (ii) any other agreement expressly contemplated by the Business Combination Agreement,(iii) any other subscription agreement entered into after the date hereof on economic terms substantially consistent with the terms hereof and (iv) any agreement described in the SEC Reports as of the date hereof, SPAC and TopCo have not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in SPAC or TopCo (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of SPAC or TopCo by existing securityholders of SPAC, which may be effectuated as a forfeiture to SPAC or TopCo and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Business Combination Agreement). No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Investor than Investor hereunder, other than representations, warranties and terms particular to the regulatory requirements of such investor or its affiliates or related funds, and such Other Subscription Agreements have not been amended (including via a side letter or other agreement) in any material respect following the date of this Subscription Agreement.

h. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by TopCo to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) assuming the representations and warranties of TopCo are true and correct in all respects, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SPAC and TopCo, threatened against SPAC or TopCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SPAC or TopCo.

j. As of the date of this Subscription Agreement, the authorized capital stock of SPAC consists of (i) 300,000,000 SPAC Class A ordinary shares, (ii) 30,000,000 SPAC Class B ordinary shares and (iii) 1,000,000 preference shares of a par value of $0.0001 per share. As of the date of this Subscription Agreement, (A) 25,000,000 Class A ordinary shares of SPAC are issued and outstanding, (B) 6,250,000 Class B ordinary shares of SPAC are issued and outstanding, (C) 6,250,000 warrants to purchase Class A ordinary shares of SPAC, with each such warrant exercisable for one SPAC Class A ordinary share at a price of $11.50 per share, are outstanding, (D) 4,666,667 warrants to purchase Class A ordinary shares of SPAC, with each such warrant exercisable for one whole SPAC Class A ordinary share at a price of $11.50 per share, are outstanding, and (E) no preference shares are issued and outstanding. All (1) issued and outstanding SPAC Class A ordinary shares and SPAC Class B ordinary shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SPAC any Class A ordinary shares, Class B ordinary shares or other equity interests in SPAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SPAC has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any securities of SPAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Business Combination Agreement.

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k. As of the date of this Subscription Agreement, the authorized share capital of TopCo (excluding the issued share capital) consists of 6,000,000,000 TopCo Ordinary Shares and the issued share capital of TopCo consists of 4,000,000 TopCo Ordinary Shares. Immediately following the Closing, all of the issued and outstanding TopCo Ordinary Shares (A) shall be duly authorized, validly issued, fully paid and nonassessable, (B) shall have been issued in compliance with applicable Law and (C) shall not have been issued in breach or violation of any preemptive rights or Contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which TopCo is a party or by which it is bound relating to the voting of any securities of TopCo, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Business Combination Agreement.

l. TopCo is a newly formed legal entity whose securities have not previously been listed on a securities exchange. TopCo does not have any obligations other than under this Subscription Agreement, the Business Combination Agreement, or any other agreement contemplated hereby and thereby or other agreements directly related to the Subscription Agreement and the Business Combination Agreement.

m. TopCo and the SPAC are not, and immediately after receipt of payment for the Shares TopCo will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

n. There are no securities or instruments issued by or to which TopCo is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the shares to be issued pursuant to the Transaction (including the other shares issued in this offering), in either case that have not been or will not be validly waived on or prior to the Closing Date.

o. Other than agreements entered into with the Placement Agents, TopCo has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Investor could become liable.

p. Neither TopCo, SPAC nor any of their respective directors, officers, employees or other persons acting on behalf of TopCo or SPAC for purposes of this Subscription Agreement. or any assignee of TopCo or SPAC, is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any other Executive Order issued by the President of the United States and administered by OFAC (collectively, the “OFAC Lists”) or any EU or other international sanctions list, or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). TopCo and SPAC agree to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that TopCo and SPAC is permitted to do so under applicable law. If TopCo and SPAC is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), TopCo or SPAC, as applicable, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, TopCo or SPAC, as applicable, maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists.

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6. Investor Representations and Warranties. The Investor represents and warrants to TopCo and SPAC that:

a. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, or any assignee of the Investor is a “non-US person”(as defined in Regulation S of the Securities Act).

b. The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor and has such knowledge and experience in investing in transactions of the type contemplated by this Subscription Agreement and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the subscription of the Shares, and (iii) has exercised independent judgment in evaluating its participation in the subscription of the Shares. Accordingly, the Investor understands that the offering meets (1) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (2) the institutional customer exemption under FINRA Rule 2111(b).

c. The Shares have not been registered under the Securities Act, and, absent an effective registration statement under the Securities Act, may not be offered, sold, transferred, pledged or otherwise disposed of by the Investor except in accordance with (i) Regulation S under the Securities Act or (ii) within the United States or to, or for the account or benefit of, U.S. persons, pursuant to an exemption from the registration requirements of the Securities Act and in accordance with any applicable securities laws of the states and other jurisdictions of the United States. Each Investor represents, warrants and undertakes that it has not offered or sold, and will not offer and sell any Shares (a) as part of their distribution at any time and (b) otherwise until six months after the later of the commencement of the Closing, except in accordance with Regulation S, and it has not and will not engage in any hedging transactions involving the Shares unless in compliance with the Securities Act.

d. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions in the United States and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares to a U.S. person and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that as a result of such restrictions, there may be a limited trading market for the Shares held by the Investor and its nominees and assignees. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

e. The Investor acknowledges and agrees that the Investor is subscribing for the Shares directly from TopCo. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, TopCo, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, in connection with Investor’s subscription for the Shares, other than those representations, warranties, covenants and agreements of SPAC and TopCo expressly set forth in this Subscription Agreement.

f. The Investor’s subscription for and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

g. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, TopCo, the Transaction and the business of the Company and its direct and indirect subsidiaries and their respective affiliates and representatives. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports and other information as the Investor has deemed necessary to make an investment decision with respect to the Shares. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, (i) have had the full opportunity to ask such questions, receive such answers and obtain such information from SPAC and TopCo as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and to obtain any additional information that SPAC or TopCo possessed or could acquire without unreasonable effort or expense, (ii)

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received, reviewed and understood the management presentation and financial information made available to it in connection with the subscription of the Shares and (iii) conducted and completed its own independent due diligence with respect to the Transaction. The Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it may deem appropriate) with respect to the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of SPAC, TopCo and the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

h. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, TopCo, the Company, Citigroup Global Markets Inc. (“Citi”), Morgan Stanley & Co. LLC (“Morgan Stanley”), Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with Citi, Morgan Stanley and Deutsche Bank, the “Placement Agents”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC and TopCo contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Shares. The Investor acknowledges that certain information provided to the Investor was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

i. The Investor acknowledges that it is aware that there are substantial risks incident to the subscription and ownership of the Shares, including those set forth in the SEC Reports and the investor presentation provided by SPAC. The Investor is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its subscription of the Shares. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s tax and/or financial liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither SPAC nor the Company has provided any tax or financial advice or any other representation or guarantee regarding the tax or financial consequences of the transactions contemplated by the Subscription Agreement or the Transaction. The Investor will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

j. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in TopCo. The Investor acknowledges specifically that a possibility of total loss exists.

k. The Investor has determined based on its own independent review and such professional advice as it deems appropriate that its subscription of the Shares and participation in the Transaction (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) has been duly authorized and approved by all necessary action and (iv) is a fit, proper and suitable investment for it, notwithstanding the substantial risks inherent in investing in or holding the Shares.

l. In making its decision to subscribe for the Shares, the Investor has relied solely upon independent investigation made by the Investor, has independently made its own analysis and decision to enter into this Subscription Agreement and subscribe for the Shares, in each case, based on such information as such Investor has deemed appropriate and without reliance upon any of the Placement Agents or any of their affiliates and is able to fend for itself in the transactions contemplated herein. Without limiting the generality of the foregoing, the Investor

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has not relied on any statements or other information provided by or on behalf of any Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SPAC, TopCo, the Company, the Transaction, the Business Combination Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and issuance of the Shares.

m. The Investor acknowledges that the Placement Agents: (i) have not provided the Investor with any information, recommendation or advice with respect to the Shares, (ii) have not made and do not make any representation, express or implied as to SPAC, TopCo, the Company, the Company’s credit quality, the Shares or the Investor’s subscription of the Shares, (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and subscription of Shares, (iv) may have existing or future business relationships with SPAC, TopCo and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares and (v) none of the Placement Agents will have any responsibility to the Investor with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning SPAC, TopCo, the Company or the Transaction.

n. The Investor acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its subscription of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agents, any of their respective affiliates or any person acting on their behalf have conducted with respect to the Shares, SPAC, TopCo or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

o. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

p. The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation (to the extent such concept exists in such jurisdiction), with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

q. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach, violation or default under or conflict with any statute, order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound in each case, which would reasonably be expected to have a material adverse effect on the legal authority of the Investor to enter into and perform its obligations under this Subscription Agreement, which would reasonably be expected to materially affect the legal authority of the Investor to comply in all respects with the terms of this Subscription Agreement, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC and TopCo, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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r. Neither the Investor nor any of its directors, officers, employees or other persons acting on behalf of the Investor for purposes of this Subscription Agreement, or any assignee of the Investor, is a Prohibited Investor. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the BSA/PATRIOT Act, the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

s. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in TopCo as a result of the subscription of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over TopCo from and after the Closing as a result of the subscription of Shares hereunder.

t. No disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and issuance of the Shares.

u. The Investor acknowledges that neither the Placement Agents, nor any of their respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives, legal counsel, financial advisors or accountants (collectively, “Representatives”) of any of the foregoing have made any independent investigation with respect to SPAC, TopCo, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC or TopCo. The Investor acknowledges and agrees that neither the Placement Agents nor any Representative of the Placement Agents have provided the Investor with any information or advice with respect to the Shares nor is such information or advice necessary or desired. In connection with the issue and subscription of the Shares, the Investor acknowledges that each Placement Agent is acting solely as Company’s placement agent in connection with the issuance of the Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary or financial advisor for the Investor, the Company or any other person or entity.

v. The Investor agrees that the Placement Agents shall not be liable to the Investor for any action heretofore or hereafter taken or omitted to be taken by the Placement Agents or have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, the Company or any other person or entity), whether in contract, tort, under federal or state securities laws or otherwise, to any Investor, or to any person claiming through such Investor, in respect of the Transaction and, on behalf of itself and its affiliates, releases the Placement Agents in respect of all such liabilities or obligations. In connection with the issue and subscription of the Shares, the Placement Agents have not acted as the Investor’s financial advisor or fiduciary. The Investor agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Transaction. This undertaking is given freely and after obtaining independent legal advice.

w. The Investor is an entity having total liquid assets and net assets in excess of the Subscription Amount as of the date hereof and has or has commitments to have and, when required to deliver payment to TopCo pursuant to Section 2 above, will have, sufficient immediately available funds to pay the Subscription Amount and consummate the subscription of the Shares pursuant to this Subscription Agreement regardless of any intention to assign the Shares.

x. The Investor acknowledges that Morgan Stanley and Credit Suisse are acting as financial advisors to the Company in connection with the Transaction and are also Placement Agents. The Investor understands and acknowledges that Morgan Stanley’s and Credit Suisse’s roles as financial advisors to the Company may give rise to potential conflicts of interest or the appearance thereof and that these conflicts may potentially conflict with, or be

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adverse to, the Investor’s interests. The Investor hereby waives, to the fullest extent permitted by law, any claims it may have based on any actual or potential conflict of interest or similar claim, whether known or unknown, contingent or otherwise and wherever and whenever arising in connection with, relating to or arising from Morgan Stanley or Credit Suisse acting as financial advisors to the Company. The Investor further acknowledges that Deutsche Bank and Citi will receive deferred underwriting commissions as disclosed in the SPAC’s prospectus, dated September 16, 2020, upon the closing of the Transaction.

y. Investor acknowledges that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”) and, (ii) SPAC continues to review the Statement and its implications, including on the financial statements and other information included in the SEC Reports and (iii) any restatement, revision or other modification of the SEC Reports in connection with such review of the Statement or any other required changes in the SEC Reports, including as a result of any order, directive, guideline, comment or recommendation from the SEC that is applicable to SPAC shall be deemed not material for purposes of this Agreement.

7. Registration Rights.

a. TopCo agrees that, as soon as reasonably practicable, but no later than thirty (30) calendar days, after the Closing Date (the “Filing Deadline”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies TopCo that it will “review” the Registration Statement) and (ii) ten (10) business days after TopCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Date”). In connection with the foregoing, the Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. TopCo shall provide a draft of the Registration Statement and any amendment thereto to the Investor for review at least two (2) business days in advance of the filing of the Registration Statement or such amendment, as the case may be. TopCo shall notify the Investor of the effectiveness of the Registration Statement and of any post-effective amendment thereto in accordance with Section 7(b) below. TopCo shall file with the SEC a final form of prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second business day after the Effectiveness Date. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Shares by the Investor, including block sales, agented transactions, sales directly into the market and other customary provisions (but, excluding for the avoidance of doubt, underwritten offerings). At its expense, TopCo agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be subscribed for pursuant to this Subscription Agreement, except for such times as TopCo is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which TopCo determines to obtain, continuously effective with respect to the Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, to remain effective until the earliest of (i) the third anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). Prior to the End Date, TopCo will use commercially reasonable efforts to qualify the Shares for listing on any relevant stock exchange. The Investor agrees to disclose its ownership to TopCo upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. TopCo may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 or S-3 at such time after TopCo becomes eligible to use such Form F-3 or S-3. The Investor acknowledges and agrees that TopCo may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or if such suspension arises out of, or is a result of, or is related to or is in connection with the Statement or related accounting, disclosure or other matters, provided, that, (I) TopCo shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of one hundred-twenty (120) calendar days in any three hundred sixty (360) day period and (II) TopCo shall

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use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. TopCo’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to TopCo such information regarding the Investor, the securities of TopCo held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by TopCo to effect the registration of such Shares, and shall execute such documents in connection with such registration as TopCo may reasonably request that are customary of a selling shareholder in similar situations. Any failure by TopCo to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve TopCo of its obligations to file or effect the Registration Statement as set forth above in this Section 7.

b. At its expense, TopCo shall:

i. advise the Investor, as expeditiously as possible, but in any event within five (5) business days: (A) when such Registration Statement or any post-effective amendment thereto has become effective; (B) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (C) of the receipt by TopCo of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (D) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Notwithstanding anything to the contrary set forth herein, TopCo shall not, when so advising the Investor of such events provide the Investor with any material, nonpublic information regarding TopCo other than to the extent that providing notice to the Investor of the occurrence of the events listed in (A) through (D) above constitutes material, nonpublic information regarding TopCo;

ii. use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

iii. upon the occurrence of any event contemplated in Section 8(b)(i)(D) above, except for such times as TopCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, TopCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

iv. use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the ordinary shares of TopCo are listed;

v. use its commercially reasonable efforts to take all other steps necessary to effect the registration of the resale of the Shares contemplated hereby and to enable the Investor to sell the Shares under Rule 144; and

vi. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the resale of the Shares.

c. TopCo shall not hereafter enter into, and is not currently a party to, any agreement with respect to its securities that is inconsistent in any material respect with, or superior to, the registration rights granted to the Investor by this Subscription Agreement, other than the Investor Rights and Lock-Up Agreement, by and between TopCo, the Company, Oaktree Acquisition Holdings II, L.P. and the other parties thereto. Notwithstanding any other rights and remedies the Investor may have in respect of TopCo pursuant to this Subscription Agreement, if TopCo enters into any other registration rights or similar agreement with respect to any of its securities that contains

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provisions that violate the preceding sentence, the terms and conditions of this Subscription Agreement shall immediately be deemed to have been amended without further action by TopCo or the Investor so that the Investor shall be entitled to the benefit of any such more favorable or less restrictive terms or conditions, as the case may be.

8. Indemnification.

a. TopCo agrees to indemnify, to the extent permitted by law, the Investor, its directors, officers, partners, managers, members, investment advisors, employees, agents and each person who controls the Investor (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one law firm and one local counsel in each applicable jurisdiction) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to TopCo by or on behalf of the Investor expressly for use therein or such Investor has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 8.a shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of TopCo (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall TopCo be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by the Investor expressly for use in the Prospectus, (B) in connection with any failure of the Investor to deliver or cause to be delivered a prospectus made available by TopCo in a timely manner, (C) as a result of offers or sales effected by or on behalf of the Investor by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by TopCo, or (D) in connection with any offers or sales effected by or on behalf of the Investor in violation of Section 7 hereof.

b. In connection with any Registration Statement in which the Investor is participating, the Investor shall furnish (or cause to be furnished) to TopCo in writing such information and affidavits as TopCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify TopCo, its directors, officers, agents, employees and each person or entity who controls TopCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one law firm) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of the Investor expressly for use therein; provided, however, that the liability of the Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds actually received by the Investor from the sale of Shares giving rise to such indemnification obligation.

c. Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and

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any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

d. The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

e. If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the total liability of the Investor in this Section 8 shall be limited to the net proceeds actually received by such Investor from the sale of Shares giving rise to such indemnification and/or contribution obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8.e from any person or entity who was not guilty of such fraudulent misrepresentation.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, (x) upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) SPAC’s and TopCo’s notification to the Investor in writing that they have, with the prior written consent of the Company, abandoned their plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the issuance of the Shares having occurred, and (d) the delivery of a notice of termination of this Subscription Agreement by the Investor to SPAC and TopCo following the date that is 30 days after the Termination Date (as defined in the Business Combination Agreement as in effect on the date hereof), if the Closing has not occurred by such date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s or its assignee’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is one of the Investors under an Other Subscription Agreement, such other Investor’s breach of any of its covenants or obligations under the Other Subscription Agreement) either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the such date), or (y) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived on or prior to the closing of the Transaction or (ii) not capable of being satisfied on or prior to the closing of the Transaction and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the closing of the Transaction (the termination events described in clauses (x) and (y) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SPAC shall notify the Investor in writing of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to TopCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

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10. Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated September 16, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such Shares, except to the extent that the Investor has otherwise agreed in writing with SPAC to not exercise such redemption right.

11. Miscellaneous.

a. This Subscription Agreement and any rights that may accrue to the parties hereunder (other than the Shares subscribed hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to this Section 11.a shall relieve the Investor of its obligations hereunder and the Investor shall remain primarily liable for the subscription of the Shares.

b. SPAC and TopCo may request from the Investor such additional information as SPAC and/or TopCo may reasonably deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to subscribe for the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that, each of SPAC and TopCo agrees to keep any such information provided by the Investor confidential except (i) as necessary to include in any registration statement TopCo is required to file hereunder, (ii) as required by applicable federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s or TopCo’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide SPAC and/or TopCo with such requested information, TopCo may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof. The Investor acknowledges that SPAC and/or TopCo may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC and/or TopCo.

c. The Investor acknowledges that SPAC, TopCo, the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify SPAC, TopCo and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC, TopCo and the Placement Agents if they are no longer accurate in any respect), except to the extent that any such representation and warranty expressly speaks as of an earlier date.. Prior to the Closing, TopCo agrees to promptly notify the Investor if any of the Investor’s acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) of TopCo set forth herein are no longer accurate.

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d. SPAC, TopCo, the Company, the Placement Agents and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 11.d shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SPAC and TopCo set forth in this Subscription Agreement.

e. The Investor hereby acknowledges and agrees that it will not, nor will any assignee of the Investor or any person acting at the Investor’s direction or pursuant to any understanding with Investor (including Investor’s controlled affiliates), directly or indirectly, offer, sell, pledge, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Shares or any securities of SPAC or any instrument exchangeable for or convertible into any Shares or any securities of SPAC until the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 11.e shall not apply to any sale (including the exercise of any redemption right) of securities of SPAC (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit any entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 11.e shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to subscribe for the Shares covered by this Subscription Agreement.

f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by SPAC or TopCo of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 9, Section 11.c, Section 11.d, Section 11.g, this Section 11.h, the last sentence of Section 11.l and Section 12 with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions; provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Company is an intended third party beneficiary of each of the provisions of this Subscription Agreement.

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i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and such provisions shall continue in full force and effect.

k. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

l. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement in any court of competent jurisdiction, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.

m. If any change in the number, type or classes of authorized shares of TopCo (including the Shares), other than as contemplated by the Business Combination Agreement or any agreement contemplated by the Business Combination Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

n. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

o. Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of New York or the federal courts located in the State of New York, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 11.o is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute,

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that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 11.o following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

p. Any notice or communication required or permitted hereunder to be given among the parties shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SPAC and TopCo.

If to Investor, to the address provided on the Investor’s signature page here or to such other address or addresses as the Investor may hereafter designate by notice to SPAC and TopCo.

If to TopCo, to:

Alvotech Holdings S.A.
9, rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg
Attention:	Robert Wessman
Danny Major
E-mail:	robert.wessman@alvogen.com
danny.major@alvotech.com

with a copy to:

Cooley (UK) LLP
22 Bishopsgate
London EC2N 4BQ, UK
Attention:	Michal Berkner
E-mail:	mberkner@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

q. The obligations of the Investor under this Subscription Agreement are several and not joint with the obligations of any Other Investor under the Other Subscription Agreements, and the Investor shall not be responsible in any way for the performance of any Other Investor.

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12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation, warranty or other information made or provided by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SPAC and TopCo expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in TopCo. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or (iii) any other party to the Business Combination Agreement or any Non-Party Affiliate (other than SPAC with respect to the previous sentence), shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the subscription of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, TopCo, the Company, the Placement Agents or any Non-Party Affiliate concerning SPAC, TopCo, the Company, the Placement Agents, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, TopCo, the Company, the Placement Agents or any of SPAC’s, TopCo’s, the Company’s or the Placement Agents’ respective controlled affiliates or any family member of the foregoing.

13. Disclosure. SPAC shall, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SPAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance or filing of the Disclosure Document, to the actual knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor, its investment advisor or any of their respective affiliates or advisers, or include the name of the Investor, its investment advisor or any of their respective affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s and/or TopCo’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 13.

14. Rule 144.

a. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Investor to sell the securities of TopCo to the public without registration are available to holders of the Investor’s Shares and for so long as the Investor holds the Shares, TopCo shall, at its expense:

(i) make and keep public information available, as those terms are understood and defined in Rule 144;

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(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of TopCo under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Investor to sell the Shares under Rule 144 for so long as the Investor holds any Shares; and

(iii) furnish to the Investor, promptly upon the Investor’s reasonable request, (i) a written statement by TopCo, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual report of TopCo and such other reports and documents so filed by TopCo (provided that if such reports and documents are publicly filed with the SEC on Edgar, TopCo need not furnish such reports and documents to the Investor separately) and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration.

b. TopCo will use its commercially reasonable efforts to (A) at the reasonable request of Investor, deliver all the necessary documentation to cause TopCo’s transfer agent to remove all restrictive legends from any Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Shares, or that may be sold by Investor without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (B) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (A) upon the receipt of Investor representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel, in each case within 5 business days of such request. The Investor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to TopCo (or its successor) upon reasonable request to assist TopCo in making the determination described above. Notwithstanding the foregoing, TopCo will not be required to deliver any such opinion, authorization, certificate, or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

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Confidential

IN WITNESS WHEREOF, SPAC and TopCo have accepted this Subscription Agreement as of the date set forth below.

OAKTREE ACQUISITION CORP. II

By:
Name:
Title:

ALVOTECH LUX HOLDINGS S.A.S.

By:
Name:
Title:

Date:                     , 2021

Exhibit 99.1

Alvotech and Oaktree Acquisition Corp. II Announce

Merger Agreement to Create a Leading Publicly-Traded

Global Biopharmaceutical Company

•

Alvotech is a leading pure play biosimilar platform focused on the development and manufacture of high-quality biosimilar medicines for global markets. Biosimilars are therapeutic equivalents to biologics, a rapidly growing category of highly efficacious medicines

•

Transaction will enable further investment in the Alvotech platform and portfolio, accelerating the Company’s mission of bringing cost-effective biosimilars to patients in all major markets around the globe

•

Combined company to have an implied initial enterprise value of approximately $2.25 billion and the transaction is expected to deliver gross proceeds in excess of $450 million to Alvotech (assuming no redemptions) to fund its growth trajectory

•

Top-tier investors, including Suvretta Capital, Athos (the Strüngmann Family Office), CVC Capital Partners, Temasek, Farallon Capital Management, Sculptor Capital Management, and premier Icelandic investors including Arctica Finance, Arion Bank, and Landsbankinn, are anchoring an oversubscribed ~$150 million common equity PIPE at a $10.00 per share entry price

•

All existing Alvotech investors are rolling 100% of their equity and existing shareholders have committed an additional $50 million investment in conjunction with the transaction that will fund prior to the end of 2021

Reykjavik and Los Angeles (December 7, 2021) — Alvotech Holdings S.A. (“Alvotech”), a leading global biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide, and Oaktree Acquisition Corp. II (NYSE: OACB.U, OACB, OACB WS), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P. (“Oaktree”), announced today that they have entered into a definitive merger agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on NASDAQ under the symbol “ALVO.”

Company Overview

Alvotech, founded in 2013 in Reykjavik, Iceland, is a vertically integrated platform company focused exclusively on developing and manufacturing biosimilar medicines for the global market. Alvotech has a world class management team of proven and highly experienced pharmaceuticals executives with deep expertise in biologics and biosimilars, led by a visionary founder, Robert Wessman, who has a track record of building global biopharmaceutical companies.

Alvotech is dedicated to transforming patients’ lives by improving access to affordable biosimilar medicines and enhancing the sustainability of healthcare systems. A biosimilar medicine, offered at lower costs, is a biological product that is highly similar to and has no clinically meaningful difference from an existing approved biologic. Biologics are large complex molecules that have become the standard of care for many difficult-to-treat conditions. The global markets for biologic and biosimilar medicines have been rapidly growing over the last decade and are forecasted to grow at a 10%+ CAGR, reaching approximately $555 billion and approximately $80 billion by 2026, respectively1. By establishing the critical infrastructure needed to navigate the complexities inherent in developing biosimilar medicines at a global scale, Alvotech is uniquely positioned to succeed in the rapidly growing biosimilars market and to enable the global healthcare system to reduce the high cost of biologic medicines.

Alvotech aims to become a leading supplier of biosimilar medicines in all major markets around the world. To accomplish this objective, Alvotech has built a distinctive and comprehensive platform for developing and manufacturing biosimilars at scale over the past nine years with approximately $1 billion invested into the business to build critical elements of product development, including cell line development, process development and characterization, in addition to manufacturing, clinical development and conducting regulatory affairs, in-house to ensure the highest standards of product quality.

Alvotech currently has seven products in its pipeline across multiple therapeutic areas. Alvotech’s pipeline addresses originator products treating a diverse set of conditions across autoimmunity, ophthalmology, osteoporosis, and oncology, with total estimated peak originator sales of more than $80 billion combined.

Alvotech’s most advanced product is AVT02, the company’s biosimilar candidate to Humira®. Humira is the world’s top selling pharmaceutical product with over $20 billion in global revenue in 2020. Alvotech was the first company to both file with the FDA for approval of its high-concentration adalimumab product and to have successfully conducted a switching study in support of an FDA designation of interchangeability. Alvotech’s other differentiated pipeline programs include biosimilar candidates to Stelara® (ustekinumab), Eylea® (aflibercept), Prolia®/Xgeva® (denosumab) and Simponi®/Simponi ARIA® (golimumab). In addition to its existing pipeline, Alvotech is also constantly evaluating new pipeline programs, both internally and through business development.

In order to give its products global reach, Alvotech has formed strategic commercialization partnerships covering 60+ countries with leading pharmaceutical companies. Alvotech’s partners, including Teva in the US and Stada in the EU, have licensed products in exchange for milestone payments and royalties. As of June 30, 2021, Alvotech had received license fee commitments of up to $1.15 billion under these partnerships, approximately 80% of which are still to be collected.

Management Comments

“We are delighted with this business combination and the long-term opportunities it will unlock for Alvotech,” said Robert Wessman, Chairman and founder of Alvotech. “Through this important milestone, we believe that we are perfectly positioned to rapidly scale our portfolio with a like-minded partner who understands the intricacies of our business and our industry.”

Howard Marks, Co-Chair of Oaktree, added, “Oaktree Acquisition Corp.’s strategy is guided by the same principles that are core to Oaktree’s broader investment philosophy, with a focus on long-term partnership and value creation. The Oaktree Acquisition Corp. franchise was formed to identify and partner with high-quality, growing companies that are making pivotal strides in their respective industries, and Alvotech is a clear fit with its meaningful contributions to sustainability within the healthcare ecosystem.”

[1]	Biologic market size per Evaluate Pharma; biosimilar market size per Frost & Sullivan.

“Alvotech has built a highly attractive platform with a long-term view to lead the biosimilars market,” said Zaid Pardesi, Managing Director at Oaktree and CFO & Head of M&A of Oaktree Acquisition Corp II. “The Company’s diverse pipeline and unique capabilities, in combination with its world-class distribution partners, set the stage for meaningful value creation and accelerated growth going forward.”

Mark Levick, CEO of Alvotech, added, “Alvotech is in a unique position to impact the global healthcare ecosystem in a positive way and transform patient’s lives. Biosimilar medicines can increase access for patients whilst lowering cost for healthcare systems, and that helps to align our mission with all of our stakeholders. We believe this transaction will accelerate our ability to achieve our vision, and we could not be more excited about what the future holds for Alvotech.”

Key Transaction Terms

The business combination is expected to deliver gross proceeds to Alvotech in excess of $450 million (assuming no redemptions). This includes cash proceeds of approximately $250 million from Oaktree Acquisition Corp. II’s trust account (assuming no redemptions); in excess of $150 million from private placement (PIPE) investors (the “PIPE Transaction”), including among others, funds managed by Suvretta Capital, Athos (the Strüngmann Family Office), CVC Capital Partners, Temasek, Farallon Capital Management, Sculptor Capital Management and premier Icelandic investors including Arctica Finance, Arion Bank, and Landsbankinn; and a $50 million equity commitment from existing shareholders to be funded prior to the end of 2021. The combined company will have an implied initial enterprise value of approximately $2.25 billion and will be well-positioned to continue investing in the growth of its biosimilar pipeline.

As part of the transaction, Alvotech’s existing equity holders have committed to roll 100% of their equity into the combined company. Leading existing institutional backers of Alvotech, including among others, Aztiq Pharma Partners, led by founder and Chairman Mr. Robert Wessman, Alvogen with CVC Capital Partners and Temasek as lead investors, Fuji Pharma from Japan, YAS Holdings from Abu Dhabi, Shinhan from Korea, Baxter Healthcare SA from the US, and Athos (the Strüngmann Family Office) from Germany intend to roll 100% of their shares into the combined company. Assuming no public shareholders of Oaktree Acquisition Corp. II exercise their redemption rights, current Alvotech equity holders will own approximately 80%, Oaktree Acquisition Corp. II shareholders will own approximately 11%, and PIPE investors will own approximately 7% of the issued and outstanding ordinary shares, respectively, of the combined company at closing.

The transaction also includes earn-out provisions tied to the trading price of the combined company’s shares, reflecting an alignment of interest with shareholders. Oaktree Acquisition Corp. II’s sponsor is deferring 1.25 million founder shares into an earn-out at share price hurdles of $12.50 and $15.00. The transaction also includes an earn-out to existing shareholders of Alvotech, consisting of 38.3 million shares, which will vest evenly at share price hurdles of $15.00 and $20.00.

The transaction, which has been unanimously approved by the boards of directors of each Alvotech and Oaktree Acquisition Corp. II, is subject to, among other customary closing conditions, approval by shareholders of Oaktree Acquisition Corp. II, and shareholders of Alvotech, with the holders of a majority of the votes required to approve the transaction having provided commitments to approve the transaction. The transaction is expected to close in the first half of 2022.

A more detailed description of the transaction terms and a copy of the Business Combination Agreement will be included in a current report on Form 8-K to be filed by Oaktree Acquisition Corp. II with the United States Securities and Exchange Commission (the “SEC”). Oaktree Acquisition Corp. II will file a registration statement (which will contain a proxy statement/ prospectus) with the SEC in connection with the transaction.

Advisors

Morgan Stanley & Co. LLC and Credit Suisse served as financial advisors to Alvotech. Deutsche Bank Securities served as financial advisor and capital markets advisor to Oaktree Acquisition Corp. II. Deutsche Bank Securities and Morgan Stanley & Co. LLC served as lead private placement agents, and Citigroup Global Markets Inc. and Credit Suisse also served as private placement agents, for Oaktree Acquisition Corp. II in connection with the PIPE Transaction. Cooley (UK) LLP served as lead legal counsel to Alvotech. Kirkland and Ellis LLP and King & Spalding served as legal counsel to Oaktree Acquisition Corp. II. Shearman & Sterling LLP served as legal counsel to the placement agents.

Management Presentation

A presentation made by the management teams each of Alvotech and Oaktree Acquisition Corp. II regarding the transaction will be available on the websites of Oaktree Acquisition Corp. II at https://www.oaktreeacquisitioncorp.com/news            and            Alvotech             at https://www.alvotech.com/newsroom. Oaktree Acquisition Corp. II will also file the presentation and transcript of related remarks with the SEC as an exhibit to a Current Report on Form 8-K, which can be viewed on the SEC’s website at www.sec.gov.

About Alvotech

Alvotech is a biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains seven biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, and cancer.

For more information, please visit www.alvotech.com.

About Oaktree Acquisition Corp. II

The Oaktree Acquisition Corp. franchise was formed to partner with high-quality, growing companies to facilitate their successful entry to the public markets. By leveraging the deep capabilities and experience of its sponsor, an affiliate of Oaktree, which manages $158 billion in assets under management as of September 30, 2021, Oaktree Acquisition Corp. seeks to provide best-in-class resources and execution, coupled with a focus on long-term partnership and shareholder value creation. For more information about Oaktree Acquisition Corp. II, please visit www.oaktreeacquisitioncorp.com.

About Oaktree Life Sciences Lending

Oaktree’s Life Sciences Lending strategy focuses on the broad spectrum of life sciences, with a particular focus on companies within complex and high-growth sub-sectors, like biotechnology and medical devices, that are increasingly driving innovation and disruption. The strategy provides non-dilutive financing to help these companies unlock value and create the next generation of life-saving treatments.

Additional Information and Where to Find It

In connection with the proposed business combination, Oaktree Acquisition Corp. II and Alvotech intend to file with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement of Oaktree Acquisition Corp. II and a preliminary prospectus of the combined company, and after the Registration Statement is declared effective, Oaktree Acquisition Corp. II will mail a definitive proxy statement/prospectus related to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Oaktree Acquisition Corp. II’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Alvotech, Oaktree Acquisition Corp. II and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Oaktree Acquisition Corp. II as of a record date to be established for voting on the proposed business combination. Shareholders of Oaktree Acquisition Corp. II will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, California.

Participants in the Solicitation

Oaktree Acquisition Corp. II and its directors and executive officers may be deemed participants in the solicitation of proxies from Oaktree Acquisition Corp. II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Oaktree Acquisition Corp. II is contained in Oaktree Acquisition Corp. II’s annual report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended May 19, 2021), which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, California. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Alvotech and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Oaktree Acquisition Corp. II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or Oaktree Acquisition Corp. II’s or Alvotech’s future financial operating performance. For example, the Alvotech’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Oaktree Acquisition Corp. II and its management, and Alvotech and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Oaktree Acquisition Corp. II’s and Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Oaktree Acquisition Corp. II, the combined company or others following this announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Oaktree Acquisition Corp. II, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Alvotech as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Alvotech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Alvotech’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Oaktree Acquisition Corp. II’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended May 19, 2021) or in other documents filed by Oaktree Acquisition Corp. II with the SEC. There may be additional risks that neither Oaktree Acquisition Corp. II nor Alvotech presently know or that Oaktree Acquisition Corp. II and Alvotech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Oaktree Acquisition Corp. II nor Alvotech undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this press release. Alvotech and Oaktree Acquisition Corp. II disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this press release and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech, Oaktree Acquisition Corp. II or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this press release, the information contained in this press release, or the omission of any information from this press release.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Oaktree Acquisition Corp. II, Alvotech or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts:

Alvotech

Investor Relations

Stephanie Carrington

ICR Westwicke

Stephanie.Carrington@westwicke.com

(646) 277-1282

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

(646) 866-4012

Oaktree Acquisition Corp. II

Investor Relations

info@oaktreeacquisitioncorp.com

Media Relations

mediainquiries@oaktreecapital.com

Exhibit 99.2

INVESTOR PRESENTATION December 2021

This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“SPAC”) and Alvotech Holdings S.A. (together with its subsidiaries, the “Company”). The information contained herein does not purport to be all-inclusive and none of SPAC, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SPAC has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SPAC, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. This investor presentation supersedes all previous investor presentations delivered in connection with the Business Combination. You should only refer to the information in this version of the investor presentation. Disclaimer Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SPAC’s or the Company’s future financial or operating performance. For example, projections of future Revenue and Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SPAC and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated September 16, 2020 or in other documents filed by SPAC with the SEC. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company’s fiscal years 2021, 2025 and from 2025-2030. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. This presentation concerns drugs that are in development and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). No representation is made as to the safety or effectiveness of any of the products in development, nor for any products which may have applications pending before the FDA. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Disclaimer Additional Information In connection with the proposed Business Combination, the parties intend to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in (Cont’d) respect of the Business Combination. SPAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Participants in the Solicitation SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus related to its initial public offering dated September 16, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted.

Oaktree Is A Compelling SPAC Partner For Alvotech Having Been A Long-Term Investor Long-term, High-conviction Partner in Oaktree › Strategic partner since initially investing in December 2018 › Deep understanding and familiarity with both the business and management team developed Dedicated Life Sciences Platform › Oaktree’s in-house Life Sciences Lending team provides industry-leading sector expertise and comprehensive due diligence › $1.8bn committed to life sciences spanning 24 transactions (1) World-class Institutional Platform with SPAC Experience › Global alternative asset manager with $153bn AUM, 1000+ FTEs, and 19 offices (2) › Deep SPAC experience across all facets of the product including sponsoring successful de-SPAC of Hims & Hers Oaktree Acquisition Corp. II Synergies Across the Oaktree Platform › With a global portfolio of assets and relationships, Oaktree is a value-added partner to Alvotech in their future growth and product expansion 4 1. Through June 30, 2021 2. As of March 31, 2021

Alvotech Is Founder Robert Wessman’s Third Platform In The Pharma Sector Robert Wessman Background Revenue Increase Under Wessman Leadership $ in millions Seasoned pharma executive that Past platforms that Current Platform have created billions in Alvotech has led 50+ strategic acquisitions in value and partnerships, and established operations in over 60 countries ~2,000 (4) 650+(5) 800+(6) around the globe Actavis CEO and Key Strategist: 1999 to 2008 (1) › Created global pharmaceutical company ultimately sold to Teva › Annual public returns of ~50% and equity value creation of ~$3Bn (2) › Launched 650 products and increased headcount from ~100 to ~11k Alvogen Executive Chairman and CEO: 2009 – Current › Transformed Alvogen from a small, regional CMO to a top 15 global generics player 14 35 30-60 › $700MM of equity value creation (270% increase) at last sale of Alvogen › Lotus Pharmaceuticals (Alvogen’s listed Asia business) annual shareholder return of ~12% and equity value creation of >$615MM since (1999 – 2008) (2009 – 2020) (2021E – 2025E) Alvogen’s majority stake acquisition (3) 1. Robert Wessman left his role at Actavis in September 2008 5 2. Represents CAGR based on share price of €0.05 as of 1/1/2000 and €1.075 offer price per Novator’s July 2007 acquisition of Actavis 3. Represents CAGR based on offer price of TWD 39.50 by Alvogen per December 2013 investment in Lotus, and Lotus share price of TWD 97.10 as of 11/16/2021 4. Reflects LTM 6/30/2007 revenue, prior to Actavis’ de-listing in August 2007 5. Includes run rate revenues from Alvotechs CEE business, which was sold to Zentiva in April of 2020. 6. Estimated risk adjusted revenue

Growth Platform Ready To Be Deployed Having Been Built Over 9 Years With ~$1 Billion Of Invested Capital (3) Build Foundation Commercial Readiness Deploy Platform (2013-2017) (2018-2020) (2021-2025+) ✓ Set 10-year platform vision ✓ Established global distribution • Existing pipeline matures and new partnerships programs started ✓ Global manufacturing and R&D functions built ✓ Filed first product with FDA/EMA • Manufacturing platform scales in Iceland ✓ Established China JV and completed in China ✓ Pipeline initiated ✓ Investors funding platform: • Global commercialization of 5+ products ✓ Investors funding platform: • Platform is expected to deliver substantial revenue and free cash flow, and is set up (1) for long-term growth (1) (1) Athos KG(2) 6 1. Indirect ownership through Alvogen’s investment in Alvotech. Vatera, is also known as Oikos Holdings. 2. Strüngmann Brothers (seed investor in BioNTech) family office 3. Includes pending equity investment by Alvogen

Alvotech: Compelling Platform Providing Pure-Play Access To The Rapidly Growing Biosimilar Market • Pioneers in biosimilar development with a track record of obtaining 1 PROVEN LEADERSHIP TEAM marketing authorization for 17 biosimilars and 8 biologics globally • Significant acceleration of originator biologic and biosimilar markets 2 SIGNIFICANT MARKET OPPORTUNITY (1) which are expected to reach ~$555Bn and ~$80Bn by 2026, respectively • End-to-end platform with differentiated R&D and manufacturing 3 PURPOSE-BUILT BIOSIMILAR PLATFORM capabilities; designed to maximize development success • Distribution partnerships with regional champions, including Teva (US), 4 GLOBAL COMMERCIAL PARTNER NETWORK (2) Stada (EU) and Fuji (JP); up to $1.15Bn in potential license fees • Seven differentiated biosimilars currently in development addressing 5 DIVERSE PIPELINE WITH SIGNIFICANT TAM (3) >$80Bn branded biologic opportunity; ability to commercialize globally • $800M+ of revenue at >60% EBITDA margins targeted by 2025; platform 6 ATTRACTIVE FINANCIAL PROFILE provides potential for sustained, long-term growth 7 1. Biologic market size per Evaluate Pharma; biosimilar market size per Frost & Sullivan 2. $1.15Bn in potential milestone revenues from existing partnerships. See slide 21 for more detail 3. Per EvaluatePharma, based on peak sales period range from 2021 – 2026 of pipeline products

PROVEN LEADERSHIP TEAM

Proven & Highly Experienced Management Team Having Successfully Developed 17 Biosimilars 20 20 20 15 20 MARK LEVICK, JOSEPH E. JOEL MORALES, ANIL OKAY, MING LI, Chief Executive MCCLELLAN, Chief Financial Chief Strategy Officer Chief Scientific Officer Commercial Officer 20 15 29 20 15 TANYA ZHAROV, SEAN GASKELL, REEM MALKI, PHILIP ANDREW ROBERTS, Deputy CEO Chief Technical Chief Quality Officer CARAMANICA, Chief Portfolio Officer Chief IP Counsel, Deputy General Counsel 9 Years of Experience Today’s Presenters

SIGNIFICANT MARKET OPPORTUNITY

Highly Aligned Social And Corporate Purpose Corporate Purpose Social Purpose Alvotech is dedicated to Alvotech aims to be the making patients’ lives leading supplier of better by improving access biosimilars globally to affordable biosimilar medicines and the Our corporate purpose is sustainability aligned with our social of healthcare systems purpose 11

Biologics Are Driving The Next Generation Of Treatments For Patients Biologics Overview Biologics • What is a biologic? • Large, complex molecules produced in a living system that treat medical conditions Treats chronic and otherwise difficult-to- Synthesis Living systems • treat diseases Uniformity Complex molecules Illustrative Size(2) >20,000 atoms • Why is it important? • Biologics are a highly efficacious class of Manufacturing Complex (requires handling of cell cultures and living products that are growing rapidly and organisms which leads to inherent variability) represent 40%+ of US pharma spend (2020) (1) Representative Medicines • Biologics are expensive and putting cost pressure on numerous healthcare 2020 % of Total US (1) 40%+ systems, forcing them to look for lower Pharma Spend cost solutions and/or limit access Biologics ’20-’26 12% Sales CAGR 12 Source: Biosimilars council “The Era of Biological Medicines”, EvaluatePharma 1. IQVIA institute report, “Biosimilars in the United States 2020 – 2024” 2. Size based on illustrative antibody size.

Biologic Approvals Are Increasing Rapidly, A Leading Indicator For The Biosimilar Opportunity Originator Biologics Market is Large and Growing Increasing US biologic medicine approvals… …is driving expectations for rapidly growing $ sales Number of FDA Approvals Total Global Biologics Market Size ($Bn) ’20A-’26E CAGR: 12% 2.3x increase: $555 ‘06 – ‘10 â†’ ‘16 – ‘20 60 ’14A-’20E CAGR: 8% $415 39 $288 $219 23 $178 2006-2010 2011-2015 2016-2020 ‘14A ‘17A ‘20A ‘23E ‘26E 13 Source: Evaluate Pharma. FDA.

Biosimilars Are Complex, Requiring Technical Know-How; However Are Cost-Effective Alternatives To Biologics Originator Biologics Biosimilar Biologic medicine that is highly similar to, and has Novel protein-based medicines that demonstrate Description no clinically meaningful differences from, a high levels of safety and specificity previously approved reference biologic Moderate-to-high Probability of Success Low (depending on development approach) Capital Requirements ~$2.6Bn+ (1) $100 – 200MM (2) (3) Development Timeline ~12 years (4) 6-9 years (2) (3) Premium pricing due to patent / market Greater cost-effectiveness creates competition Cost of Therapy exclusivity and generates savings to health systems Patient Access Typically limited by insurance coverage Provide improved patient access 14 1. Per PhRMA Org, www.phrma.org/en/Advocacy/Research-Development; “On average, it takes 10-15 years and costs $2.6 billion to develop one new medicine, including the cost of the many failures.” 2. Per company estimates, 6 – 9 years represents timeline for mAb biosimilar development 3. Per Deloitte, “Winning with biosimilars”; $100—$200MM in development costs and 8 – 10 year development timeline for biosimilars 4. Agbogbo, F.K., Ecker, D.M., Farrand, A. et al. Current perspectives on biosimilars. J Ind Microbiol Biotechnol 46, 1297–1311 (2019); reflects time to approval for originator biologics versus biosimilars

Biosimilars Are Entering A Period Of Substantial Growth As Early Biologics Lose Patent Protection Opportunity for Biosimilars to Expand Patient Access Biosimilars Adoption Growing Rapidly (3) • High price of biologic medicines is placing a significant cost burden on healthcare systems Total Global Biosimilar Market Size ($Bn) • As biosimilars become more prevalent, they can increase patient access and drive lower costs ’20E-’26E CAGR: 17% • Cost savings enabled by biosimilars are expected to exceed $79 $100 billion from 2020—2024 (1) Future Growth Significant Number of Biologic LoEs Pending (2) Expiration of Pre-2018 existing patented biologics 2018 2019 US market regulatory and 2020 adoption tailwinds $30 2021 Continued outsize 2022 biologic innovation 2023 2024 2025 2026 ‘20E ‘26E 15 Source: Company filings, IQVIA, Evaluate Pharma, NCBI, Frost & Sullivan. ARK 1. IQVIA institute report, “Biosimilars in the United States 2020 – 2024” 2. Represents patent expiry events in US / EU market for products with ~$1Bn+ annual sales., with the exception of Blincyto 3. Per Frost & Sullivan

PURPOSE-BUILT BIOSIMILAR PLATFORM GLOBAL COMMERCIAL PARTNER NETWORK

Strategically Developed Platform Designed To Maximize Quality, Cost Containment And Efficiency To Market PLATFORM ELEMENT ALVOTECH APPROACH Global end-to-end R&D platform spanning six locations with rigorous quality RESEARCH AND focus designed to de-risk development early and drive efficient advancement DEVELOPMENT through clinical trials and global regulatory approval and/or marketing authorization (1) Flexible and scalable manufacturing capabilities provide capacity to support MANUFACTURING existing pipeline and deliver global quality standards (2) Global network of commercial partnerships with regional leaders enables rapid COMMERCIAL commercialization of Alvotech’s products globally 1. End-to-end R&D encompasses biosimilar development activities from cell line development through finished product to enable global approval of biosimilar products. These capabilities 17 include pharmaceutical sciences (i.e., analytical, drug substance development (cell line, upstream, and downstream), drug product development, and pilot-scale manufacturing), translational medicine, combination product and device development, clinical development and operations, pharmacovigilance and clinical safety, global regulatory affairs, and technical innovation. 2. Assumes planned capacity expansion is implemented in 2022; costs for this are included in Alvotech’s financial guidance

R&D Process Designed To Optimize Development Outcomes, While Balancing Time And Cost Focus Approach • Prioritize analytical similarity early in programs to de-risk development programs Maximize • Rigorously align global development strategies with global regulatory authorities to Development Success minimize approval or marketing authorization risk • 250 person R&D team employs the same high-quality standards as originator biologics • Conduct efficient and streamlined clinical programs, with parallel studies for speed Drive when feasible Clinical Efficiency • Select a clinical study population and geography to enable speed of recruitment and execution • Develop to attain approval for all possible originator indications in major Broaden markets (US, EU, China, Japan and Canada) Market Opportunity • Pursue interchangeability approval in the U.S. where appropriate, e.g. for biologics treating chronic indications that are distributed via retail pharmacy channels 18

Extensive Manufacturing Capabilities Expands Addressable Market Key Features Technology & Capabilities • Approximately 140,000ft2 facility including drug substance capacity to support pipeline through 2030 (1) • Ongoing expansion project to add 135,000ft2 extension in early 2024 to expand ✓ Capacity and Scalability drug product capacity, warehousing and other operations • Commercial product manufacturing initiated, with existing inventory • China manufacturing facility (through CCHT JV (2)) expands global supply footprint • Differentiated capabilities including CHO and SP2/0 host cell lines ✓ Flexible Capabilities • Single use bioreactors for use with fed batch or perfusion processes • Aseptic fill/finish capabilities • GMP accredited quality standards ✓ Externally Validated Quality • 2 successful IMA/EMA inspections with clinical and commercial licenses issued • 4 commercial partner audits successfully completed 19 1. Assumes planned capacity expansion is implemented in 2022; costs for this are included in Alvotech’s financial guidance 2. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 58 for more information

Network Of High-Quality Regional Partners Provides Global Commercial Reach Alvotech’s Partner Partnered Territories Selection Criteria Strategic Positioning Track record of success in local market hared Risk Dynamic SVALBARD (NORWAY) GREENLAND Structurally aligned incentives Attractive Economics Upfront and ongoing milestones ALASKA (USA) ICELAND RUSSIA SWEDEN FINLAND offset R&D cost and risk FAROE ISLANDS NORWAY ESTONIA CANADA LATVIA DENMARK LITHUANIA IRELAND UNITED BELARUS KINGDOM NETHERLANDS POLAND BELGIUM GERMANY LUXEMBOURG CZECH REP UKRAINE SLOVAKIA KAZAKHSTAN FRANCE LIECHTENSTEIN AUSTRIA HUNGARY MOLDOVA SWITZERLANDSLOVENIA ROMANIA MONGOLIA Global Biologics Sales CROATIA SERBIA BULGARIA ITALY MONTENEGRO MACEDONIA UZBEKISTAN ALBANIA ARMENIA NORTH PORTUGAL SPAIN GREECE TURKEY AZERBAIJAN TURKMENISTAN KOREA (1) UNITED STATES OF AMERICA AZORES (PORTUGAL) JAPAN by Region MALTA KOREA SOUTH CHINA TUNISIA CYPRUS SYRIA AFGHANISTAN MADEIRA ISLAND (PORTUGAL) MOROCCO LEBANON IRAQ IRAN KASHMIR ISRAEL JORDAN CANARY ISLANDS (SPAIN) KUWAIT PAKISTAN ALGERIA LIBYA NEPAL EGYPT BHUTAN THE BAHAMAS WESTERN QATAR SHARAH UNITED TAIWAN SAUDI BANGLADESH MEXICO ARABIA EMIRATES ARAB ROW CUBA OMAN INDIA MYANMAR (BURMA) HAITI DOMINICAN LAOS MAURITANIA JAMAICA REPUBLIC PUERTO RICO (USA) China BELIZE SAINT KITTS AND NEVIS CAPE VERDE MALI NIGER CHAD ERITREA YEMEN HONDURAS THAILAND PHILIPPINES GUAM GUATEMALA SENEGAL 7% MONTSERRAT GUADELOUPE THE GAMBIA SUDAN ADAMAN AND EL SALVADOR NICARAGUA BURKINA NICOBAR CAMBODIAVIETNAM DOMINICA GUINEA-BISSAU DJIBOUTI 3% SAINT VINCENT MARTINIQUE GUINEA FASO BENIN ISLANDS (INDIA) SAN JOSE PANAMA TRINIDAD BARBADOS AND TOBAGO NIGERIA SRI VENEZUELA SIERRA LEONE DIVOIRE COTE TOGO CENTRAL ETHIOPIA LIBERIA GHANA AFRICAN LANKA GUYANA CAMEROON Japan FRENCH GUIANA REPUBLIC SOMALIA MALAYSIA COLOMBIA SURINAME BIOKO (EQUATORIAL GUINEA) EQUATORIAL GUINEA UGANDA GALAPAGOS SAO TOME KENYA ECUADOR GABON DEMOCRATIC 5% CONGO REPUBLIC RWANDA OF THE CONGO BURUNDI INDONESIA CABINDA (PROVINCE) NEW PAPUA BRAZIL TANZANIA SEYCHELLES GUINEA SOLOMON ISLANDS PERU COMOROS ANGOLA MALAWI MAYOTTE (FRANCE) ZAMBIA BOLIVIA VANUATU FIJI ZIMBABWE MOZAMBIQUE MADAGASCAR MAURITIUS NAMIBIA BOTSWANA REUNION AUSTRALIA Europe PARAGUAY NEW CALEDONIA (FRANCE) CHILE SWAZILAND LESOTHO 24% USA ARGENTINA URUGUAY SOUTH AFRICA 61% KERGUELEN ISLAND (FRANCE) (AUSTRALIA) TASMANIA NEW ZEALAND HEARD ISLAND (AUSTRALIA) FALKLAND ISLANDS (UK) SOUTH GEORGIA (UK) 20 1. 2020A per IQVIA

Key Regional Partners Have Committed Up To $1.15Bn In Potential License Fees ($950MM Outstanding) 2020A Licensed Alvotech Geographic 2020A Licensed Alvotech Geographic Partner Partner Partner Rev Products Rights Partner Rev Products Rights Australia, New $2.7Bn (1) 5 Zealand, South Africa USA $16.7Bn 5 US APAC Taiwan, Malaysia, (1) Singapore, $12.1Bn 7 Cambodia & Indonesia EU $3.7Bn (1) 7 EU $0.1Bn 5 Israel MENA Private 3 Various (2) CHINA Private 7 China Private 3 Turkey Private 5 Argentina Private 1 Various (3) Japan $0.3Bn (1) 4 Japan America Private 1 Brazil South Private 1 Chile Canada Private 5 Canada Private 3 LatAm 21 Source: Company filings 1. Exchange rate data as of 12/31/2020 2. Partner to Alvotech JV with CCHT. Refer to appendix beginning on slide 58 for more information. 3. Geographic rights in 14 countries

DIVERSE PIPELINE WITH SIGNIFICANT TAM

Strategically Constructed Pipeline Of Biosimilars Representing $80Bn+ TAM Alvotech’s Current Biosimilar Pipeline – Global Peak Branded Sales of Originator Branded Biologics $30.0Bn $82.2Bn $3.8Bn $52.2Bn $6.6Bn Future Growth $10.1Bn $10.6Bn Market growth Additional internal $21.1Bn programs -platform enables 1-2 new R&D programs every 12-18 months Total Peak AVT16 / Total Peak Adalimumab / Ustekinumab / Aflibercept / Denosumab / Golimumab / Sales AVT33 Sales Biosimilar In-licensing AVT02 AVT04 AVT06 AVT03 AVT05 Addressed by (Undisclosed Addressed by Disclosed for competitive Development opportunities Products reasons) Pipeline Branded Biologic Oncology, Oncology, Therapeutic Area Immunology Immunology Ophthalmology Immunology Osteoporosis Immunology Filing (1) Sept 2020 2022 2023 2023 2023 2026+ Interchangeability Strategy SP2/0 Host Line 23 Source: Evaluate Pharma Note: Peak sales period range from 2021 – 2026 1. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 62 for more information

Current Pipeline Addresses Three Therapeutic Areas With Multiple Filings Expected By The End Of 2023 Reference Therapeutic (1) Next Expected Program Pre-clinical Clinical Filing Recent Updates Product Area Catalyst AVT02 AVT02 (high 4Q 2021 (high concentration formulation) Humira® Immunology Sept 2020 concentration (Initial Approval)(1) FDA Deferred Action to COVID • due related formulation) inspection timing; application otherwise 2H 2022 satisfies requirements for approval(1)(2) AVT04 Stelara® Immunology 2022 (Clinical result) • EMA/Positive CHMP(3) Opinion (Sept ‘21) 1H 2022 • Switching study (SS) supporting AVT06 Eylea® Ophthalmology 2023 (Clinical initiation) interchangeability data shows bioequivalence and no clinically meaningful Prolia® / Immunology 1H 2022 differences AVT03 ® 2023 Xgeva /Oncology (Clinical initiation) • SwissMedic (submitted Oct ‘20), BGTD(4) 2H 2022 (Canada) (submitted Dec ‘20) AVT05 Simponi® Immunology 2023 (Clinical initiation) • Over 1,500 subjects evaluated in clinical trials AVT04 AVT16 Undisclosed Immunology Studies initiated for pharmacokinetics, safety and efficacy study of AVT04 to EU approved AVT33 Undisclosed Oncology and US licensed Stelara® 24 1. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 62 for more information 2. Guidance for Industry; Manufacturing, Supply Chain, and Drug and Biological Product Inspections During COVID-19 Public Health Emergency Questions and Answers; Updated May 17, 2021 3. Committee for Medicinal Products for Human Use 4. Biologics and Genetic Therapies Directorate

AVT02: Multiple Points Of Differentiation, Including High Concentration And Potential Interchangeability Alvotech Program AVT02 HUMIRA® TRx by Concentration Branded Biologic Humira® Alvotech (Generic Name) (Adalimumab) is one of two addressing 80% Therapeutic Area Immunology of market Originator Sales $21.1Bn (1) EMA; Positive CHMP(2) Opinion Development Status US; Deferred Action due to COVID related inspection timing; application otherwise satisfies All other requirements for approval(3)(4) adalimumab biosimilars • High Concentration: One of two biosimilars in submission for the high concentration Program (100mg/ml), citrate-free formulation of Humira® (5) Differentiation • Interchangeability: Only high-concentration product to successfully conduct switching study supporting interchangeability (5) Select Commercial Teva (US), Stada (EU), 100mg/ml 50mg/ml Partners JAMP (Canada), YRPG (China) Source: IQVIA NSP 1. Per EvaluatePharma, originator sales based on peak sales period range from 2021 – 2026. 2. Committee for Medicinal Products for Human Use 25 3. Guidance for Industry; Manufacturing, Supply Chain, and Drug and Biological Product Inspections During COVID-19 Public Health Emergency Questions and Answers; Updated May 17, 2021 4. Approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. See slide 62 for more information 5. Based on publicly available information

AVT04: Rapidly Growing Product Ripe For Biosimilar Entry Due To High Price Point Alvotech AVT04 Historical and Projected Stelara® Sales ($Bn) Program Branded Biologic Stelara® (Generic Name) (Ustekinumab) Stelara® Annual Cost of Treatment: $144,000(2) $9.5 Therapeutic Area Immunology ’17A-’21E CAGR: 24% $7.9 Originator Sales $10.6Bn (1) $6.4 Development PK, safety and efficacy studies initiated Status $5.2 Next Catalyst 2H 2022: Clinical result $4.0 Program • SP2/0 Host Line: Manufactured using Differentiation same host cell line as Stelara® Select Teva (US), Stada (EU), JAMP (Canada), Commercial YRPG (China), Fuji (Japan) Partners ‘17A ‘18A ‘19A ‘20A ‘21E 26 Source: J&J filings; EvaluatePharma Notes: 1. Per EvaluatePharma; based on peak sales period range from 2021 – 2026 2. Reflects 2021 WHS price in the US

Broader Product Pipeline Is Attractive And Will Be Supplemented By Additional In-Licensing Alvotech AVT03 AVT05 AVT06 AVT16 / AVT33 Program Branded Biologic Undisclosed Generic Name Denosumab Golimumab Aflibercept Undisclosed Immunology & Therapeutic Area Oncology Immunology Ophthalmology Oncology Originator Sales (1) $6.6Bn $3.8Bn $10.1Bn $30Bn+ total Development Preclinical Preclinical Stage Expected Filing (2) 2023 2023 2023 2026+ Program Novel formulation Only known SP2/0 Developing vial and PFS Not disclosed for Differentiation High titer, low COGS cell-line based program presentations competitive reasons 1. Per EvaluatePharma; originator sales based on peak sales period range from 2021 – 2026 27 2. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 62 for more information

ATTRACTIVE FINANCIAL PROFILE

Financial Forecast Overview Overview Basis of • All financials are presented on an International Financial Reporting Standards (IFRS) basis of accounting Presentation • Detailed product-level in-market revenue build based on estimated penetration and pricing discount relative to originators Risk Adjusted Product • Alvotech generally receives ~40% of in-market revenues from commercial partnerships in addition to milestone revenues Revenue under existing agreement terms Risk Adjusted Milestone • Ongoing milestone revenues triggered as products progress through clinical development and regulatory approvals Revenue • Probability of success assumptions reflect Alvotech’s highly rigorous approach to biosimilar development Risk Adjustments (1)—Clinical stage programs: 85-100% , pre-clinical programs: 75-85% • Bottoms-up COGS projections based on manufacturing capabilities and product forecasts Operating • OpEx primarily driven by R&D costs, which are forecasted on a project-by-project basis Expenses • Conservative growth and cost assumptions supported by existing manufacturing infrastructure and footprint Cash Flow • CapEx forecast supports manufacturing of current pipeline plan through 2030 29 1. Includes programs under regulatory review

Attractive Revenue Potential As Products Commercialize Risk Adjusted Revenue Commentary $ in millions 2021-2025 • Milestones: ongoing payments Long-term from commercial partners that help growth offset R&D costs potential High single digit • Programs: 5 launched products growth expected by 2025 in >60 countries Pre-clinical Additional Revenue Opportunities Programs $800+ Clinical Beyond the Financial Forecast Programs • Interchangeability upside from existing pipeline programs • Revenues from additional R&D programs, as well as associated Milestones milestones $30—$60 • In-licensing of external programs 2021E 2025E 2030E 30

Leverageable Business Model Designed To Produce Attractive Margins That Can Expand As The Platform Scales Illustrative Adjusted EBITDA Potential Commentary $ in millions Margin Profile Enabled by: Long-term • Portfolio selection focus on high dollar and value reference products margin potential • Milestone revenues, at 100% gross Growth as revenues and margin, offset R&D costs platform scale • Infrastructure-light model enabled by commercial partnerships >60% Margin • Operating efficiency through strategically co-located R&D and manufacturing Additional Opportunities Beyond the Financial Forecast • Earnings from China JV (1) 2021E 2025E 2030E ($150) – ($200) 31 1. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 58 for more information

Financial Guidance Summary (Risk Adjusted) 2021E 2025E – 2030E $ millions Product Revenue (1) 0 85% of total revenue Milestone Revenue (1) $30 – $60 15% of total revenue (Cumulative $550MM+ from ’22E – ‘25E) (1) High single-digit Total Alvotech Revenue $30 – $60 $800+ revenue growth COGS (2) N.A. ~15% of revenues R&D (2) (190) – (210) 15 – 20% of revenues G&A(3) (35) – (45) 4 – 6% of revenues Adj. EBITDA ($150) – ($200) >60% Margin Dollar and margin growth CapEx (4) 35 – 45 <10 (Ongoing maintenance spend) Taxes 20% (5) 20% (5) 1. Revenues represent risk adjusted revenues 32 2. 2021E R&D includes pre-commercial manufacturing costs of $35MM—$45MM 3. Excludes any one-time transaction related costs 4. 2022 – 2024 projected cumulative CapEx spend of $60MM+, excluding an anticipated $30—$40MM equity contribution to the China JV. Refer to appendix beginning on slide 58 for more information 5. Post utilization of NOLs; 2021E expected NOL balance of ~$850MM

Additional Opportunities Beyond The Financial Forecast Conservative Baseline Projections Omit Numerous Opportunities For Upside Interchangeability Earnings Revenue from In-licensing of upside from contribution additional R&D external existing pipeline from China joint programs as programs venture pipeline expands with CCHT(1) 33 1. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 58 for more information

TRANSACTION SUMMARY

Highly Aligned Transaction Structure With 100% Rollover By Existing Shareholders Transaction Overview Illustrative Pro Forma Valuation ($mm) • Oaktree Acquisition Corp. II (NYSE: “OACB”) to combine with Alvotech at an Share Price $10.00 implied $1.8 billion pre-money equity value and a $2.25 billion pro forma EV OACB sponsor to retain 5 0mm founder shares and defer an additional 1.25mm Pro Forma Shares Outstanding (2) 226.0 • . founder shares (20%) into an earn-out, vesting evenly at share price hurdles of Equity Value $2,260 $12.50 and $15.00 • Seller earn-out of 38.33mm shares vesting evenly at share price hurdles of $15.00 (+) Target Net Debt (4) $394 and $20.00 • Assuming no redemptions, the transaction is expected to deliver in excess of (-) Cash from Transaction ($404) $450 million of gross proceeds to fund product development and future growth, providing runway to become free cash flow positive Pro Forma Enterprise Value $2,250 • Existing shareholders of Alvotech to roll 100% of holdings and maintain ~80% ownership in the combined company Sources of Funds ($mm) Uses of Funds ($mm) Pro Forma Ownership (2) Cash to Balance 11% OACB Cash in Trust (1) $250 $404 7% Sheet 2% Sellers’ Rollover Equity PIPE Investment Transaction Fees & $154 $50 OACB Public Shareholders Proceeds Expenses Existing Shareholder PIPE Investors (3) $50 Investment Sponsor Shares Total Cash Sources $454 Total Cash Uses $454 80% 1. Approximate estimate 2. Assumes no redemptions. Share count includes 180.6mm seller rollover shares, 25.0mm OACB public shares, 15.4mm PIPE shares and 5.0mm sponsor shares. Excludes impact of ~6.3 million OACB public warrants, ~4.7 million private placement 35 warrants, 1.25mm sponsor earn-out shares and 38.33mm seller earn-out shares 3. Represents a pending equity investment by Alvogen which is expected to be funded by YE2021, and which is reflected in the Company’s $1.8Bn pre-money valuation 4. Based on net debt estimates for 11/15/21, comprising of $35mm cash and pro forma debt of $429mm (which reflects conversion of outstanding convertible instruments upon the closing of this transaction). Alvogen is expected to make a $50mm equity investment in Alvotech by YE2021, which combined with the Company’s current cash balance provides runway into 1Q22. In addition, to the extent that Alvotech requires further financing prior to closing of the business combination to operate in the ordinary course, certain of Alvotech’s shareholders have agreed to undertake all actions necessary to consummate additional financing required ahead of transaction closing, by securing additional equity investments and/or securing up to $50mm of debt financing. Any additional equity financing provided to Alvotech between transaction announcement and closing will not dilute the OACB or PIPE investors. See slide 62 (Risk Factors) for more information

Well-Positioned, Pure-Play Biosimilars Platform Adjacent, Less Comparable Most Comparable Listing Location (1) US India US / Iceland South Korea South Korea Structure Public Subsidiary Public (2) Public JV Primary Biosimilar Focus Biosimilars R&D Biosimilar Manufacturing Global Reach Current regulated markets portfolio Strategy shift away Well positioned as a Well regarded global include limited mAb Primary focus is CDMO from development and pure play biosimilar player that has products, Co- but many similar Comparison to Alvotech towards direct sales & with manufacturing additional scale development for characteristics and marketing; domestic capabilities and global relative to Alvotech majority of Biosimilars capabilities to Alvotech only with no mftg. reach today with Viatris/Sandoz, CDMO services Other: Branded focused players Other: Generics focused players Primary focus on branded medicines; Biogen/Organon Primary focus on small molecule generic medicines exposure limited to sales and marketing partnerships 36 1. Relates to parent company listing 2. Pending closing of the contemplated transaction

Well-Positioned, Pure-Play Biosimilars Platform (Cont’d) Key Pure-Play Listed Comparable (3) (4) (Parent) 82.2    (1) rentBn) 61.9 68.7 $ 46.4 52.2 Cur( –eline 21.7 (2) TAM Pip Total Enterprise Value ($Bn) $1.5 $6.4 $2.3 (6) $25.7 $45.5 (5) EV / NTM EBITDA N/M (7) 20.4x N/A 26.3x 68.2x ancial trics ’21E – ’25E Revenue CAGR 28% N/A >90% 19% 13% Fin Me 2025E Gross Margin 90% N/A ~85% N/A 47% 2025E Adj. EBITDA Margin 19% N/A >60% 47% 55% # of Employees 310 13,500+ ~645 ~1,950 3,400+ rational trics # of Manufacturing Sites 0 3 (8) 2 3 3 Me Global Commercial Reach Ope 2 120+ 60+ 90+ Undisclosed (9) (Countries) 1. Figures based on peak WW biologic sales from 2021-2026 per Evaluate Pharma based on publicly disclosed product portfolios 2. TAM based on peak US biologic sales from 2021-2026 per Evaluate Pharma based on publicly disclosed product portfolios 3. TAM based on Biocon Biologics products and pipeline excluding recombinant human insulin; financial and operational metrics based on parent company Biocon 4. TAM based on Samsung Bioepis products and pipeline through its JV with Biogen; financial and operational metrics based on parent company Samsung Biologics 5. Projections and market data per CapIQ and Refinitiv as of 11/16/2021 37 6. Based on illustrative share price of $10.00, pro forma shares outstanding of 226.0MM and pro forma estimated net cash of $10MM as of 11/15/2021 (inclusive of $404MM of expected net proceeds from the transaction, assuming no redemptions) 7. Coherus NTM EBITDA of ($44MM) 8. Represents biosimilar sites Undisclosed Programs 9. Samsung Bioepis has global commercial partnerships with Biogen and Merck; Merck’s global reach spans 140+ countries

Transaction Represents An Attractive Entry Point Transaction Value Today Illustrative Current Value Illustrative Future Value ($Bn) Meaningful upside potential from $9.6 transaction value and illustrative current value $7.2 Current EV represents ~45-60% discount to illustrative current $5.6 value $4.2 $2.3 Current Transaction Illustrative Current Illustrative Future Alvotech EV (1) Alvotech EV Alvotech EV Post-Money EV of Illustrative Future EV discounted Assumes a 15-20x NTM EBITDA contemplated SPAC back to December 31, 2021 multiple to Alvotech’s 2025E Adj. transaction assuming a 20% rate of return to EBITDA to calculate potential imply an illustrative current value Alvotech EV at YE2024 Note: The potential returns set forth on this slide are illustrative only, and are based on the assumptions described, and there can be no assurance that they will be achieved. You should not place undue reliance 38 on the information presented. If the assumptions on which these illustrations are based prove to be incorrect, your actual returns may be different. 1. Based on pre-money equity value of $1.8 billion. Assumes no redemptions. Share count includes 180.6mm seller rollover shares, 25.0mm OACB public shares, 15.4mm PIPE shares and 5.0mm sponsor shares. Pro forma estimated net cash of $10mm as of 11/15/21 (inclusive of $404MM of expected net proceeds from the transaction, assuming no redemptions). Excludes impact of ~6.3 million OACB public warrants, ~4.7 million private placement warrants, 1.25mm sponsor earn-out shares and 38.33mm seller earn-out shares.

Alvotech: A Differentiated Global Biosimilars Company 1 PROVEN LEADERSHIP TEAM 2 SIGNIFICANT MARKET OPPORTUNITY 3 PURPOSE-BUILT BIOSIMILAR PLATFORM 4 GLOBAL COMMERCIAL PARTNER NETWORK 5 DIVERSE PIPELINE WITH SIGNIFICANT TAM 6 ATTRACTIVE FINANCIAL PROFILE 39

APPENDIX SELECT MANAGEMENT TEAM BIOGRAPHIES

Highly Experienced Leadership Team 20 20 20 15 20 MARK LEVICK, JOSEPH E. JOEL MORALES, ANIL OKAY, MING LI, Chief Executive MCCLELLAN, Chief Financial Chief Chief Strategy Officer Chief Scientific Officer Commercial Officer Officer Officer • 20 years of industry • 20 years of industry • 20 years of industry • 15 years of industry • 20 years of industry experience experience experience experience experience • Career history • Career history • Career history • Career history • Career history 3 years at Alvogen 10 years at Alvogen – 11 years at Novartis (Head of (General Manager of B2B Corporate 17 years at Pfizer / Wyeth 2 years at Alvogen, Chief Biologics) & Sandoz (Head of Business and Business Development/Finance and (Global Head of Biosimilars Financial Officer Biopharmaceutical Development) M&A Development) Development) at Par/Endo Intl., 3 years 6 years at Richter/Helm JV 5 years at Actavis – Project 8 years at GlaxoSmithKline Development of 8+ biosimilar Generic Business CFO & for Biologics (Head of management and (Head of Biopharmaceutical medicines, including Global Operations Global Licensing) operational excellence –Translational Medicines) approvals for 7 unique 7 years at Abdi Ibrahim Operations and Quality Served as medical reviewer at 7 years at Merck & Co., molecules in US, EU, and/or (Head of International 2 years at Alpharma – Quality UK Medicines and Healthcare Corporate Strategy and Markets) Japan 3 years at Cardinal Health Products Regulatory Agency Business Development 1 year at Sanofi (BD (currently Catalent) – & European Medicines • B.A. in Chemistry from College 3 years at Schering Manager) Plough, Peptide/Protein Agency of the Holy Cross (MA) International Finance and 1,000+ transactions with pharmaceutics Specialist physician in over $20bn deal value Executed over $2.5Bn in debt • PhD in Chemistry from the Global Controller’s Group hospital practice in UK and track record financing transactions and University of Florida KPMG LLP Australia 6 years at • Dual BSc. in Computer over $4Bn in sell/buy side Development of 9+ biosimilar • Postdoctoral fellowship at Engineering & Business M&A transactions • B.S. Accounting from Rutgers medicines including approval Boston University School of Administration from Vienna • B.S. Chemistry, North Carolina University of 5+ biosimilar medicines in Medicine Technical University State University US and EU • CPA Licensure, NJ • MBA from Vienna Economy • Lean Six Sigma Blackbelt • MD from University of • MBA from Northeastern University Newcastle, Australia University • PhD in vaccine development from University of Cambridge 41 Years of Experience Today’s Presenters

Highly Experienced Leadership Team (Cont’d) 20 15 29 20 15 PHILIP TANYA ZHAROV, SEAN GASKELL, REEM MALKI CARAMANICA, ANDREW ROBERTS, Deputy CEO Chief Technical Chief Quality Chief Portfolio Officer Officer Chief IP Counsel, Officer Deputy General Counsel • 20 years of industry • 15 years of industry • 29 years of industry • 20 years of industry experience • 15 years of industry experience experience experience experience Career history • Career history history • Career history Career history - 3.5 years at Alvotech – Head of—1 years at Sandoz – Senior • Career - 2 years at AveXis. Inc – VP • IP and Legal Global Head responsible for —4 years as deputy CEO and of manufacturing—14 years at Mylan, Head of—2.5 years at Sandoz – Senior securing global regulatory operation and site head Patent Counsel leading IP approval for 7 biosimilars Compliance Officer deCODE Global Quality Operations, —12 years at Novartis strategy and implementation—3 years at Novartis – Global genetics (a subsidiary of Affiliates and Third Party TechOps across 4 efforts, notably including Program Head focusing on Amgen) 8 at Andrx countries—years conceiving and driving the security regulatory approval, —8 years with an Icelandic—Led the clinical to Pharmaceutical, Inc – successful “patent dance” and market access and leading financial services company as commercial Director of Quality Control “notice of commercial portfolio and alliance strategy founding partner, general transformation of 2 and Director of Quality marketing” legal strategy that—1 years at Novartis counsel and deputy CEO facilities Investigations and CAPA was validated by the U.S. International – Chairman’s • BSc with first class honors in Supreme Court in 2017 office—8 years as Corporate Counsel chemistry, a PhD in organic - 1 year Zymark Corporation – years at Novartis —8 years at Synthon – Senior—5 Institute for and Board Secretary of chemistry from Technical Representative Patent Attorney and Head of Biomedical Research – Clinical deCODE genetics, Loughborough University, 6 years IP Biotechnology (including business strategy—at Wyeth-Ayerst completing an IPO on UK, and a diploma in the strategy for Synthon’s—3 years at Biogen – Clinical Pharmaceuticals – Scientific NASDAQ and several public industrial studies biosimilar trastuzumab and its trials roles financing rounds successful partnering with—4 years at Pennington • B.S. Chemistry from the Amgen/Watson) Biomedical Research Center –—Tax partner PWC University of Maine • J.D. from George Mason Clinical research • Lawyer from the University of University Law School • B.S. Biological Science, and Iceland • M.S. in Biotechnology from Master of Science from Johns Hopkins University Louisiana State University • European Patent Attorney • B.S. in Biology from Penn State • EMBA from INSEAD University 42 Years of Experience Today’s Presenters

APPENDIX BIOSIMILAR BACKGROUND INFORMATION

Biosimilars Are Highly Comparable To Biologics, An Important Class Of Medicine BIOLOGIC BIOSIMILAR Development Path • Proof of quality and analytical similarity • Pharmacokinetic bioequivalence • Clinical data showing comparable safety and efficacy • Support pharmacy substitution and interchangeability in US • Large, complex molecules, that are used to diagnose, • Highly similar to their authorized, originator (reference) prevent, treat, and cure diseases and medical biologic products, with no clinically meaningful differences conditions • Typically have the same amino acid sequence • May be produced through biotechnology in a living • Held to same high-quality standards as reference products system, such as an animal cell, often more difficult to • Must demonstrate totality of evidence with respect to characterize than small molecule drugs physiochemical characteristics, biologic activity, pharmacokinetics, and clinical safety and efficacy • Rigorous regulatory approval process, with a stepwise approach • Enables expanded patient access and lower costs to biologics 44 Source: Weise M, et al. Nat Biotechnol. 2011;29(8):690-693..

Regulatory Definition Of Biosimilars A biosimilar is a biologic medicinal product that contains a version of the active substance of an already authorized original biologic medicinal product (reference medicinal product). A biosimilar demonstrates similarity to the reference medicinal product in terms of quality characteristics, biologic activity, safety, and efficacy based on a comprehensive comparability exercise. Committee for Medicinal Products for Human Use. Guideline on similar biologic medicinal products. CHMP/437/04 Rev 1, 23 October 2014 Biosimilarity means “that the biologic product is highly similar to the reference product notwithstanding minor differences in clinically inactive components” and that “there are no clinically meaningful differences between the biologic product and the reference product in terms of the safety, purity, and potency of the product” US Food and Drug Administration. Guidance for Industry. Biosimilars: questions and answers regarding implementation of the biopharmaceutical Price Competition and Innovation Act of 2009. Department of Health & Human Services, 2012. 45

Key Stages And Milestones Of Biosimilar Development 1 2 3 4 Early Phase Pre-Clinical Manufacturing / Analytics-Development Submission Development LCM Project Selection Pilot & GMP Mfg. PK/PD Study & Approval Launch Post Approval& Cell Line Process Confirmatory Patient Study • Project selection criteria include • Confirm high quality drug • Execute PK study to demonstrate PK • Preparation & submission of originator value, longevity and substance and drug similarity of candidate to global a globally vetted, high technical considerations product manufacturing reference products (i.e. both US and quality dossier • Vital to establish manufacturing EU) • Focus on garnering first-• Scale-up manufacturing process, delivering highly similar to commercial scale at • Execute global, confirmatory clinical pass approval based on: product to the originator commercial site efficacy and safety study to—Totality of evidence • Achieve analytical demonstrate no clinically meaningful for the CMC and • Manufacture product with differences (structure/function) similarity, clinical data high degree of analytical which is key for biosimilarity and is • Complete manufacturing process—Extrapolation principles similarity to the originator the development priority characterization and validation to attain the full label • Key sub-phases are cell line • Engage with global • Completion of analytical similarity of the originator development followed by process regulatory authorities on assessment occurs in parallel with development strategy to—Overall quality development clinical study execution to enable demonstrated during meet all intended markets timely dossier submission • Key process development development of the milestones: • Execute nonclinical study, • Activities completed to meet the biosimilar medicine - Selection of lead clone if required needs of all intended markets for establishment of biosimilarity - Drug substance manufacturing process lock- Selection of drug product formulation and process 46

Interchangeability May Enhance Speed Of Biosimilar Adoption And Growth › Interchangeable designation in the US allows for substitution without authorization by the prescribing physician(1) – Pharmacists can substitute the interchangeable biosimilar for the originator without approval – Interchangeability is most important for pharmacy-distributed medicines, e.g. for the treatment of chronic diseases › Interchangeable biosimilars must produce the same clinical result as the originator (branded biologic) without additional safety risk or loss of efficacy from switching – Designation usually requires an additional clinical study › First approved interchangeable biosimilar to an originator is granted exclusivity after commercial product launch › Alvotech plans to pursue interchangeability designations where appropriate for its development programs 47 Source: fda.gov 1. Section 351(i)(3) of the PHS Act.

APPENDIX CLINICAL PROGRAM AND CAPABILITIES DETAIL

Rigorous Approach To Strategically Constructing An Attractive Biosimilar Portfolio Alvotech Portfolio Selection Criteria Launch Timing › Potential to be in the first wave of launches Launch › Focus on constructing balanced portfolio Timing Fit in Alvotech › Volume/price ratio is carefully assessed Portfolio › Leverage differentiated SP2/0 and perfusion Fit with Platform manufacturing capabilities Competitive › Detailed and ongoing evaluation of competitive Competitive Landscape landscape (both from biosimilars and originator) Landscape › Seek opportunities where a level of differentiation can be applied Differentiation Differentiation › Includes interchangeability, cell line selection and delivery device Feasibility and Cost Development › Technical, clinical, IP and regulatory assessments Feasibility & › Cost and time analysis for CMC and clinical Partners Cost › Interchangeability sought where applicable › Integrate commercial partners‘ views into decision Partners Development Target making 49

AVT02: Global program included 1500+ subjects Subjects (1) Study Overview Milestones Enrolled • 3-arm parallel study of AVT02 compared to EU-Humira® and • Enrollment completed in December 2019 PK Similarity Study 390 US-Humira® in healthy adult subjects • Study met its primary endpoints for all establishing • Primary endpoints: AUCinf, AUC0-t and Cmax bioequivalence with Humira • 2-arm study to compare the efficacy, safety and • Study recruitment started in February 2019 Comparative ® immunogenicity of AVT02 vs. Humira in patients • Completed enrollment in July 2019 Confirmatory Efficacy 412 • Primary efficacy endpoint: Psoriasis Area and Severity Index • Study met its primary efficacy endpoint with no meaningful & Safety Study (PASI) percent improvement at week 16 over baseline differences in safety or immunogenicity • 2-arm study of AVT02 administered via a pre-filled syringe • Completed enrollment in September 2019 Autoinjector PK Study 204 (PFS) either manually or via an autoinjector (AI) • Study met its primary objective in demonstrating • Primary endpoints: AUCinf, AUC0-t and Cmax bioequivalence of AVT02 administered via AI or PFS • Study of AVT02 to assess Real Life handling experience with Real-Life Autoinjector • Completed enrollment in January 2020 87 Autoinjector in RA patients Study • Study met its objectives associated with injection success • Primary endpoint: Injection success rate Switching Study to • Study to assess the impact of switching in patients with • Aligned with FDA on program requirements in September 2019 moderate-to-severe chronic plaque psoriasis • Study recruitment started in June 2020 support U.S. 568 • Study design meets expectations of FDA and is informed by • Completed enrollment in November 2020 Interchangeability the results of prior AVT02 studies • Positive Top-line Results for Switching Study Between Approval • Primary endpoints: Cmax 26-28, AUCtau-26-28 Proposed Biosimilar AVT02 and Humira® Source: Clinicaltrials.gov; Alvotech Management Estimates 50 1. Cmax = maximum observed drug concentration during a dosing interval; AUC0-t = area under the serum concentration time curve up to time t, where t is the last time point with concentrations above the lower limit of quantitation(LLOQ); AUCinf = area under the serum concentration time curve up to infinity ; Cmax 26-28 = maximum concentration over the dosing interval from Week 26 to Week 28 ; AUCtau-26-28 Area under the concentration time curve over the dosing interval from Week 26 to Week 28

AVT02: AVT02-GL-101 Pharmacokinetic (PK) Similarity Study Meets Primary And Secondary Objectives Study Design and Outcomes PK Similarity Top Line Results Primary Outcomes: › Bioequivalence criteria for all three PK parameters Cmax, AUC0-t and AUC0-inf for all pairwise comparisons were met confirming PK similarity of AVT02 with Humira® Secondary Outcomes: › AVT02 had an immunogenicity profile similar to that observed with Humira® › AVT02 was safe and well tolerated with similar safety profiles between ® The 90% CI was entirely contained within the equivalence margin cohorts and with Humira of 80% and 125% for each parameter, meeting objectives › Similar injection site pain observed with AVT02 and Humira® 51

AVT02: AVT02-GL-301 Comparative Clinical Efficacy & Safety Study Achieves 1 & 2 Endpoints Study Design and Top Line Conclusion Efficacy and Safety Outcome Data Percent improvement in PASI from baseline to Week 16 was therapeutically significant in both groups Similar safety profile between AVT02 and Humira AVT02 Humira Primary Outcomes Parameter N = 205 N =207 Efficacy, safety and immunogenicity of AVT02 and Humira were similar in patients with moderate to severe chronic PsO Patients with 1 TEAE; n (%) 92 (44.9) 91 (44.0) › AVT02 and Humira demonstrated therapeutic equivalence at Week 16 in Patients with 1 serious TEAE; n (%) 2 (1.0) 5 (2.4) percent improvement in PASI from baseline Patients with 1 TEAESI; n (%) 38 (18.5) 34 (16.4) Secondary Outcomes › AVT02 was safe and well-tolerated, with a similarly low frequency of local Injection site reaction; n (%) 34 (16.6) 33 (15.9) administration site reactions between AVT02 and Humira Death; n (%) 0 0 › Immunogenicity profiles between AVT02 and Humira were similar 52 1. PASI = Psoriasis Area and Severity Index; TEAE = treatment emergent adverse event; AESI = adverse event of special interest; PsO: plaque psoriasis

AVT02: Successful AVT02-GL-302 Switching Study Will Support Potential Approval As Interchangeable Product In the US Study Details › Parallel-group study to evaluate PK, efficacy, safety, and immunogenicity between patients undergoing repeated switches between Humira® and AVT02 › Study designed according to FDA input and is informed by the results of prior AVT02 studies 53 1. PASI = Psoriasis Area and Severity Index; TEAE = treatment emergent adverse event; AESI = adverse event of special interest; PsO: plaque psoriasis

AVT02: Competitive Landscape Overview Product information US Competitive Landscape EU Competitive Landscape AVT02 is one of the only biosimilars to Program Manufacturer Strength Marketer Approval Status Marketer Approval Status high concentration Humira® (6) Positive CHMP AVT02 Alvotech 100mg / mL Teva Deferred Action Stada AVT02 the only Opinion is proposed Amjevita®(3) Amgen 50mg / mL (3) Amgen Approved Amgen Marketed biosimilar 100mg / mL adalimumab to Hadlima®(4) Samsung 50mg / mL (2) Organon Approved Biogen Marketed have successfully conducted a Boehringer Boehringer Cyltezo® 50mg / mL Approved N/A switching study to Ingelheim Ingelheim demonstrate Kyowa Hakko Hulio® 50mg / mL Viatris Approved Viatris Marketed interchangeability(1) Kirin Co. Hyrimoz® Sandoz 50mg / mL Sandoz Approved Sandoz Marketed Abrilada®(5) Pfizer 50mg / mL Pfizer Approved N/A Approved CHS-1420 Coherus 50mg / mL Coherus FDA review N/A Yuflima® Celltrion 100mg / mL Celltrion FDA review Celltrion Marketed Idacio® Fresenius Kabi 50mg / mL Fresenius Kabi P3 Complete Fresenius Kabi Marketed 1. Based on public statements 54 2. Samsung Bioepis concluded in May 2021 a Phase 1 study for a 100 mg/ mL Adalimumab version (NCT04514796) 3. Approved as Amgevita by European Commission. Amgen recently initiated an additional trial (NCT05073315), a switching study utilizing 100 mg/ mL Adalimumab version, to support interchangeability 4. Approved as Imraldi by European Commission 5. Approved as Amsparity by European Commission. 6. Guidance for Industry; Manufacturing, Supply Chain, and Drug and Biological Product Inspections During COVID-19 Public Health Emergency Questions and Answers; Updated May 17, 2021

AVT04: Clinical Development Program Designed To Support Demonstration Of Biosimilarity ID: AVT04-GL-101 Description: PK Similarity Study in Healthy Male Volunteers, First Subject First Visit Q2 2021 To compare the pharmacokinetic, safety, tolerability, and immunogenicity profiles of AVT04 with EU-approved and US-licensed Objective(s) ® Stelara following a single s.c. injection in healthy subjects Primary Endpoint Body weight adjusted AUC0-inf ,and Cmax Design 3-arm, double-blind, single dose, parallel design for up to 17 weeks Treatment 45 mg by single s.c. injection of EU- Stelara® or US- Stelara® or AVT04 Sample Size 294 to be enrolled at three investigational centers, of which at least 30 Japanese subjects ID: AVT04-GL-301 Description: Confirmatory Efficacy and Safety Study in Psoriasis Patients, First Subject First Visit Q2 2021 To evaluate the therapeutic equivalence, and to compare the safety, tolerability, immunogenicity and steady-state Pharmacokinetics of Objective(s) ® ® AVT04 compared to EU-approved Stelara (EU-Stelara ) in the treatment of moderate to severe chronic plaque psoriasis. Primary Endpoint Percent improvement in PASI from Baseline to Week 12 2-arm, double-blinded, repeated dose, parallel design with a duration of 56 weeks. The study includes a re-randomization and single Design ® transition from EU-Stelara to AVT04. at Week 16. Treatment Match originator dosing paradigm Sample Size 528 to be enrolled in multicenter trial 55

AVT04: Competitive Landscape Overview AVT04 is one of few known SP2/0 Product information US EU cell line based program Program Developer Development Status Commercial Partner Commercial Partner No publicly disclosed FDA/EMA biosimilar submissions to date AVT04 Alvotech P3 (EU) Teva Stada Some competitors have limited biosimilar launch experience in ABP 654 Amgen P3 (Global) Amgen Amgen highly regulated markets Commercial partners yet be DMB-3115 Meiji P3 (US+ EU) Intas Intas to identified for all programs Amgen disclosed initiation of study CT-P43 Celltrion P3 (EU) Celltrion Celltrion to demonstrate interchangeability(1) FYB202 Formycon P3 (EU) Undisclosed Aristo Pharma SB17 Samsung Bioepis P3 (EU+ SK) Undisclosed Undisclosed BAT2206 Bio-Thera P3 (EU) Undisclosed Undisclosed BFI-751 BioFactura P1 (AUS+ NZ) Undisclosed Undisclosed 56 1. Amgen ABP 654 running a Phase 3 Global study (NCT04607980) and an Interchangeability study (NCT04761627)

Global Operating Footprint With Differentiated Biosimilar Capabilities R&D Focused Sites JULICH SITE Cell line, media, process, and functional assay development proficiency HANOVER SITE Expertise in glycoprotein characterization methods and analyses VIRGINIA SITE Regulatory, government affairs, and legal capabilities Manufacturing Facilities (with co-located R&D) REYKJAVIK SITE CHANGCHUN SITE (1) ZURICH SITE Pharmaceutical sciences China-oriented JV provides R&D Highly-experienced center of embedded with drug substance capabilities and manufacturing excellence for clinical and regulatory and product manufacturing capacity sciences 57 1. China facility owned within joint venture

CCht joint venture

Alvotech Well-Positioned In The Promising China Biosimilars Market Through Its China JV Access to the Second Largest Biopharma Market in the World JV Partner Overview › Alvotech formed a 50/50 JV with Changchun High and New › CCHT was established in 1993; Changchun Municipal People’s Technology Industry (“CCHT”) in September 2018 to enable the Government is one of the major shareholders of the company development, manufacture and commercialization of (~20%) Alvotech’s biosimilar portfolio in China—Listed on Shenzhen Stock Exchange (SZSE:000661); ~US$18Bn —As part of the agreement, a new state-of-the-art, jointly-owned market cap (2) biologics facility will be built in China—US$1.6Bn LTM sales with pharmaceuticals comprising ~90% of › In November 2020, Alvotech further enhanced its Chinese sales (3) footprint, announcing a commercial agreement with Yangtze—Has one of the biggest recombinant human growth hormone River (“YRPG”) manufacturing enterprises in Asia—Exclusive strategic partnership for the commercialization of › Founded in 1971, YRPG is a national pharmaceutical group eight biosimilar product candidates in China engaging in research and development, manufacturing and —Alvotech will be responsible for the development and supply of distribution with headquarters in Jiangsu, China the biosimilars (via its China JV) (1)—Top 3 Pharmaceutical Group in China—YRPG will be responsible for exclusive promotion and—Has more than 20 subsidiaries located in Beijing, Shanghai, distribution of products in China Nanjing and other major cities in mainland China—Alvotech is eligible to receive milestone payments linked to cumulative net sales (via its China JV) (1) Full suite of capabilities from pipeline development and manufacturing through commercialization to capitalize on growing and robust Chinese biosimilar market 59 1. Responsibilities and milestones available via Alvotech’s China JV, Alvotech and CCHT Biopharmaceutical Co. Ltd., which was formed with Changchun High and New Technology Industries (Group) Inc. 2. As of 11/16/2021 3. LTM sales as of 9/30/2021 and pharmaceutical sales as of CY2020

China JV Manufacturing Facility: Changchun MANUFACTURING SITE IN CHINA › Currently in facility construction phase with building certification to be completed mid-2022 › Broke ground in May 2020 with target engineering runs in late 2022 › Initial capacity will be designed for:—4 x 2,000L fed batch SUD reactors—2 x 1,000L perfusion SUD reactors › Total capacity: 10,000L production 60

Alvotech’s China Commercial Partner: Yangtze River Pharmaceutical Group YRPG Network & Infrastructure China Coverage Overview › YRPG has well-established distribution networks cover all districts nationally with more than 10,000 hospitals, 1,200 chain stores, and 20,000 retails, which account for ~80% of the overall pharma sales in China › YRPG also has ~58 products exported to more than 20 countries in Asia, Europe, Latin America, and Africa with more products approved for launch › Currently has more than 16,000 employees national-wide Distribution Channel Coverage 80% 12% 8% Public Hospital Retail Pharmacies Community-Oriented Primary Care 61

Carefully consider the following risk factors, among others that will be contained in (or incorporated by reference into) the proxy statement/prospectus, related to Alvotech’s business, reputation, financial condition, results of operations, revenue and the future prospects if the business combination is consummated. • Significant losses since inception and anticipation of losses over the near term. • Never generated any revenue from product sales and may never be profitable. • Alvotech’s current cash balance, combined with the pending $50mm equity investment from Alvogen, is sufficient to fund operations only into the first quarter of 2022 in the absence of additional funding. Substantial doubt exists as to the Company’s ability to continue as a going concern. • No assurance that any product candidates will receive regulatory approval on the expected timeline or at all. • Biosimilar product candidates may not meet regulatory authority requirements for approval as a biosimilar product or as an interchangeable product in any jurisdiction. • Regulatory approval processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control, including, but not limited to, COVID-19 potentially resulting in delays in conducting FDA and other regulatory inspections of production facilities and, therefore, approval. • Substantial delays in analytical characterization and clinical studies or failure to demonstrate safety and efficacy of product candidates. Risk Factors • Successful or timely completion of clinical development may be prevented by regulatory inspection of clinical study operations or study sites or as a result of adverse events reported during a clinical trial. • Product candidates may cause undesirable side effects or have other properties that could result in significant negative consequences following marketing approval, if granted. • Other biosimilars may be approved and successfully commercialized before Alvotech’s product candidates. • Failure to obtain regulatory approval in any targeted regulatory jurisdiction. • Adverse events involving a reference product may adversely affect Alvotech’s business. • Inability to retain key members of management or recruit additional management, clinical and scientific personnel. • Reliance on third parties to conduct nonclinical and clinical studies and manufacture nonclinical and clinical supplies of product candidates and to store critical components of product candidates. • Dependence on third party collaborators for the commercialization of product candidates in certain major markets. • Adverse developments affecting the manufacturing operations of Alvotech’s product candidates. • May not realize the benefits expected through the CCHT joint venture. • Reliance on third parties requires Alvotech to share trade secrets, which increases the possibility that a competitor will discover them. • If approved, product candidates will face significant competition from the reference products and other pharmaceuticals approved for the same indication. • Rapidly technological changes in the industry. • Commercial success of any current or future product candidate will depend upon the degree of market acceptance. • Third-party claims of intellectual property infringement or claims of reference product exclusivity may prevent or delay development and commercialization efforts. • Potential involvement in lawsuits to protect or enforce Alvotech’s patents. • Inability to protect intellectual property rights throughout the world. • Failure to identify, develop or commercialize additional product candidates. • Healthcare legislative reform measures may have a material adverse effect. • Exposure to business, regulatory, political, operational, financial and economic risks associated with conducting business globally. • The ability to consummate the business combination, and the operations following the business combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic. 62

Exhibit 99.3

Slide #1 – Stephanie Carrington

Hello and welcome to the investor webcast of management’s prepared remarks regarding the definitive merger agreement between Alvotech and Oaktree Acquisition Corp. II (or OACB for short).

Slide #2-3 – Stephanie Carrington

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today, December 7 by Oaktree Acquisition Corp II, or OACB, and which may be accessed free of charge on the SEC’s website, including the exhibits thereto. OACB intends to file a proxy statement with the Securities and Exchange Commission; we encourage you to read it and the other relevant materials filed by us with the Securities and Exchange Commission because these documents have or will have important information about the proposed transaction. The investor presentation that will be presented as part of today’s discussion has been publicly filed with the SEC on December 7, 2021 and posted on Alvotech’s website at www.alvotech.com, and OACB’s website at www.oaktreeacquisitioncorp.com, where it is available for download. Please review the disclaimers included therein.

Also, the statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those that are set forth in OACB’s Form 8-K filed today and the exhibits thereto, as well as the risks that will be included under the header “Risk Factors” in the registration statement on Form F-4 to be filed by OACB with the SEC and those included under the header “Risk Factors” in OACB’s Annual Report on Form 10-K for the year ended December 31, 2020 (as amended on May 19th, 2021). You should carefully consider the risks, uncertainties, and other factors discussed in these filings and additional filings OACB makes with the SEC. Do not place undue reliance on forward-looking statements which we assume no responsibility for updating unless required by law. In addition, statements made today regarding expected cash and equity ownership following the transaction do not take into account any possible redemptions of existing OACB shareholders prior to the business combination.

Slide #3 – Stephanie Carrington

Hosting today’s call are Zaid Pardesi, Managing Director at Oaktree Capital Management (or Oaktree for short) and CFO and Head of M&A of Oaktree Acquisition Corp II., Robert Wessman, Chairman and founder of Alvotech, Mark Levick, Chief Executive Officer of Alvotech, and Joel Morales, Chief Financial Officer of Alvotech. I’ll now turn the call over to Zaid.

Slide #4 – Zaid Pardesi

Good day everyone and thank you for joining. My name is Zaid Pardesi. I am the CFO & Head of M&A for Oaktree Acquisition Corp II., and I am delighted to be here today to introduce you to Alvotech. OACB was raised in September 2020 with the goal to partner with a high-quality, growing company, and provide capital for its next phase of growth. Alvotech checks all these boxes and more, and we’re pleased to throw our full resources and support behind the company. As you may know, Oaktree has been an investor in the company for nearly three years, and it is this long-term relationship with the company and management that drives our conviction. Our thesis is underpinned by three broad points.

First, Alvotech has built a difficult to replicate, and highly-scalable platform with a massive opportunity set in front of it. We are at the beginning of what we believe will be a super-cycle of biologics growth, and in turn biosimilar growth. For those who are less familiar, biologics are large complex molecules that have become the standard of care for many difficult-to-treat conditions, such as Humira® for the treatment of rheumatoid arthritis. Biosimilar medicines are therapeutic equivalents to biologics, which are offered at a lower cost than the originator product.

Alvotech has been built specifically to succeed in the biosimilars market, as you’ll hear today, and represents critical infrastructure to enable much-needed cost reduction throughout the global healthcare system.

Second, the transaction structure is optimally aligned, with all existing shareholders rolling 100% of their equity at an attractive valuation entry point for new shareholders. After nearly a decade, with approximately $1bn of capital invested, Alvotech is at an inflection point, as it begins to commercialize product and generate revenue. From a valuation perspective, we believe the transaction offers multiple of money upside as the platform scales. Underpinning all of this, of course, is the management team, which takes us to my third point.

Slide #5-Zaid Pardesi

Alvotech has a world class management team of seasoned pharma executives with deep expertise in biologics and biosimilars, and is led by a visionary founder in Robert Wessman. Alvotech is, in fact, Robert’s third platform in the pharma sector. His first was Actavis, which he grew in the public markets from a small company with $14 million in revenue to a global pharmaceutical company with over $2 billion in revenue at the time the company was taken private. Robert generated annual returns of around 50% for his public shareholders and created in excess of $3 billion in equity value. His second platform was Alvogen, which he took from a small, regional CMO to a top tier global generics player. Private equity investors in Alvogen have made many multiples of their money already, with substantial imbedded value remaining in the platform today. From an OACB perspective, we are excited about what Robert’s third platform represents, both in the short and long term. With that, let me hand it over to Robert.

Slide #6- Robert Wessman

Thank you, Zaid. I am Robert Wessman, Chairman and founder of Alvotech. We are very pleased to be working with Oaktree, who has been an investor in Alvotech since 2018. Despite their familiarity with the business and the industry, they have undertaken a very thorough due diligence on Alvotech to support this combination. We are honored to be here today to jointly present this opportunity to the broader investment community. The idea for Alvotech came to me nearly a decade ago, as I saw that the future of pharma was going to be driven by biologic medicines. I knew that there would be a need for high quality and lower cost alternatives to these important treatments. During the time where we have built this business, we have seen a steady evolution in the regulatory and market environment supporting biosimilars. To anticipate this moment, we made several strategic decisions.

The first was to control the value chain from concept to finished dose manufacturing. By doing this we could guarantee efficiency, quality, and flexibility across our value chain. That is why we set out to establish our manufacturing footprint well in advance of any product launch. Further, we built an R&D team and infrastructure that would manage projects starting as early as cell line development. We also believed that we needed a global commercial approach to maximize the value of our assets and diversify our revenue streams. So we set out to build a network of partnerships, one whose commercial reach would surpass what nearly any company could do in-house. We have now established strategic partnerships with top-tier commercial organizations in nearly every market in the world, ensuring broad access to our products. And today, we sit at an exciting point in our company’s evolution. We have anticipated the biosimilar opportunity and have created the infrastructure and portfolio to capture that opportunity into the foreseeable future. We have been very fortunate to have the backing of world-class, insightful investors who have worked with us to build the platform that we are presenting today.

We are pleased with the participation in our PIPE process and appreciate both the participation of existing and new investors in our oversubscribed PIPE. These include top-tier investors such as Survetta Capital, Athos, which is the Strungmann Family office, Sculptor Capital Management, Farallon Capital Management, CVC Capital Management, as well as a Temasek Holdings of Singapore.

We now look forward to keeping the public up to date on our progress as we continue on our mission to deliver meaningful savings to global healthcare systems.

Slide #7 – Robert Wessman

I would like to highlight briefly, for you, the key points that we believe make our business a compelling story for the public markets.

The first is our proven leadership team. Despite operating in a relatively new industry, we have been fortunate enough to attract some of the most talented and experienced executives to our cause. This starts with our CEO, Mark Levick, who, among other things, led the biosimilar effort at Sandoz prior to joining us. This caliber of proven leadership and success runs all the way through our organizational structure and into all parts of our business.

The second is the significant market opportunity that exists with biologics medicine, which now represent over 40% of the annual spend in the U.S., while rapidly growing in other regions of the world.

The third is the fact that we have built a platform that is only focused and tailored for biosimilars. We have integrated all of the capabilities we need, end to end, in our own value chain. We believe this platform and dedication makes Alvotech truly unique.

Next, as I mentioned earlier, our global commercial network is a fundamental differentiator. Our network expands access, diversifies revenue streams, de-risks commercial launches and also provides substantial milestone payments over time. Thus, offsetting development risk and closely aligning us with partners. Further, we have a deep pipeline (or broad) of programs across therapeutic classes. In total, we have 7 products in the pipeline and are continuously considering new additions going forward. We have also applied a differentiated strategy to our product development to separate ourselves from similar offerings.    As an example, for our first product, we are in a position to potentially be the first interchangeable, high concentration biosimilar, referenced to the highest selling pharmaceutical product in history, Humira. Overall, we believe that the combination of our strategy, the market opportunity, our infrastructure and our pipeline, positions us for high margins, long-term growth and profitability.

I could NOT be prouder of what we have accomplished at Alvotech, and as founder and lead shareholder in Alvotech, I will be rolling my entire stake into the combination.

With that, I would like to now turn over the presentation to our CEO, Mark Levick.

Slide #9-Mark Levick

Thank you, Robert. My name is Mark Levick and I’m the CEO of Alvotech. As Robert mentioned, I joined Alvotech from Novartis’ Sandoz division, where I was the global head of biosimilars development. I have always worked in biopharmaceuticals, in both originator and biosimilar development, at Novartis and GSK. Prior to joining industry, I was a medicines regulator and a specialist physician in hospital practice. In my career, I have been responsible for the development of five biosimilar medicines, and I am excited to present to you our company and our Go Forward strategy.

We have assembled a stellar leadership team at Alvotech. Not only does our leadership team have experience in pharmaceuticals and biopharmaceuticals, but specifically, it has a deep knowledge and understanding of biosimilars development. For example, Dr. Joe McClellan, our chief scientific officer, was formerly the global head of biosimilars development at Pfizer. In addition, our chief technical officer, chief quality officer, chief IP counsel, and chief portfolio officer, all have significant biosimilar experience from Sandoz, Novartis, Synthon and Mylan, prior to joining Alvotech.

Collectively, our management team has been responsible for the global approval of 17 biosimilar medicines, so we have a deep understanding of what it takes to gain regulatory approval.

Slide #11-Mark Levick

One of the ways that we differentiate ourselves from our competition is through our purpose. We are unashamedly a biosimilars company, and as an organization we are keenly aware of the benefit that our success can bring to patients and to healthcare systems globally. Our focus on patient access effectively aligns our corporate purpose with broader societal goals of equity and affordability. As more countries around the world focus on healthcare sustainability, we anticipate that evolving legislation to improve patient access will become tailwinds for our business. As an example, in a recent 29-page report issued by the US Department of Health and Human Services, the term ‘biosimilar’ was referenced over 90 times as a potential solution to high drug costs.

Most companies that operate in the biosimilar space today are largely driven by an originator strategy. At Alvotech, our exclusive focus on biosimilar medicines allows us to focus on access, without the distractions or conflicts that can arise for many other competitors within the biosimilar space. We also think this adds flexibility and efficiency to our biosimilar platform as compared to those of organizations with more varied strategies.

Slide #12-Mark Levick

To understand the true opportunity in biosimilar medicines, one has to understand the importance of Biologics. Biologic treatments are life-changing, and they have revolutionized the practice of medicine because of their ability to treat a broad range of difficult-to-treat diseases, demonstrating good tolerability and generally fewer side-effects than small molecule drugs. Biologic medicines address a number of chronic, debilitating or life-threatening conditions. As a result, they have greatly improved the quality of life for patients around the world. In fact, eight of the ten highest selling medicines in the world are biologics. These very large addressable global markets provide an enormous long-term opportunity for a biosimilars platform such as Alvotech.

Slide #13 – Mark Levick

Not only are biologic medicines a large addressable market today, but almost half of the originator pharmaceuticals currently in development globally, are biologic medicines. Increasing approval trends by the US FDA, as seen on the left-hand side of the slide, confirm the rising importance of biologics. And while the mature markets in the US and the EU tend to get a lot of attention, we believe that the opportunity for biologics and biosimilars across the emerging markets are vastly underappreciated. The chart on the right-hand side of the slide shows that the global biologics market is set to grow at a rapid pace, nearly doubling between 2020 and 2026.

Slide #14- Mark Levick

While biosimilars are not as risky to develop as originator biologic medicines, they are substantially more complex to develop than small molecules. Unlike originator biologics, biosimilars take approximately 6 to 9 years and cost around $100 million-$200 million per product to develop. We believe this positions biosimilars in a “sweet spot” where the complexity and cost of development for biosimilars limits potential competition, however, if done properly, risks to successful development can be significantly lower, relative to originator products. At Alvotech, we de-risked our R&D by the way we have structured our programs, which I will elaborate on later in the presentation.

Slide #15 – Mark Levick

The rapid growth of biologic medicines, combined with the maturation of the regulatory and market framework surrounding biosimilars, as well as an increasing number of originator molecules losing market exclusivity, means that companies like Alvotech that anticipated these market trends, are poised for substantial growth in value. At Alvotech, it is our intention to lead this charge.

In addition, healthcare systems around the world, are facing accelerating pressure to lower healthcare costs in the coming years, particularly in the face of a rapidly aging population. Biosimilar medicines are an obvious solution. In the US market alone, biosimilars are expected to save the healthcare system over $100 billion over the next five years. Globally, the biosimilar market is forecast to grow more than 2.5 times between 2020 and 2026. We think this is a conservative forecast given the favorable trends in biosimilar uptake and penetration that we are seeing in the global markets, particularly in the U.S. The convergence of these factors create a favorable market environment for Alvotech, at a time when the company is well-positioned to capitalize on this opportunity.

Slide #17 – Mark Levick

In order to address this opportunity, Alvotech has deliberately created a platform that ensures development and manufacturing of the highest quality products while maximizing global access to them. This carefully designed platform keeps research and development and manufacturing in-house, allowing more efficient, superior quality alignment during the development process. Our comprehensive platform consists of approximately 700 professionals across 5 sites in Iceland, Germany, Switzerland, and the U.S.

Our R&D is strategically designed to address multiple regulatory environments optimally to ensure global reach.    Finally, to maximize reach, we have partnered with top tier large scale pharma companies with broad networks, which allows us to transform as many patient lives as possible.

Slide #18- Mark Levick

From an R&D perspective, we manage our platform to ensure the highest likelihood of success within the shortest amount of time. We de-risk our programs by focusing on analytical similarity and variance control early on. By doing so, we are generally able to compress the clinical timelines by running our trials in parallel and locating those studies in efficient locations. We execute our studies, where practical, in regions which facilitate speed of recruitment and execution, where biologics penetration is relatively limited, for example in Eastern Europe, yet the infrastructure to support clinical trials is mature.

Finally, as mentioned before, we aim to commercialize our products all over the world. In order to do so, we plan and execute our development programs to ensure synergies, where appropriate, across the various regulatory frameworks in which we intend to navigate.

In the U.S. market, we are strong advocates of an interchangeability strategy for products dispensed at the pharmacy level. We are encouraged by the FDA’s recent approvals of interchangeable products, and believe that in many cases, this is the fastest way to concurrently maximize our revenue while bringing rapid savings to the healthcare system in the U.S.

Slide #19-Mark Levick

Alvotech has invested significant time and resources to develop a world-class manufacturing platform. This allows us to control the quality throughout the development process, as well as provide capacity dedicated to the commercial markets.

Our drug substance facility has been designed to support our commercial plans through 2030. At our site in Reykjavik, we also have drug product fill/finish capabilities and are expanding our site to add further capabilities and redundancy to our fill/finish operations. The ongoing expansion also includes adding additional warehousing and other supportive operations as we prepare for commercial readiness. Also, through our JV in China, we are building a mirror site that could potentially serve as overflow capacity under certain upside scenarios. As of now, we do not forecast the requirement of that capacity for any production outside of the China market.

Additionally, we have both CHO and Sp20 host cell lines, as well as fedbatch and perfusion platforms, the two most commonly utilized manufacturing processes by originator companies. This allows us to effectively tailor our development process to virtually any originator molecule.

Our Reykjavik manufacturing facility has been operating under GMP standards for some time now. We have had 2 successful IMA/EMA inspections to support clinical and commercial licenses and as a business to business company, we work closely with our commercial partners to ensure that our standards meet theirs as well.

Slide #20-Mark Levick

At Alvotech, we have established a top-tier global network of commercial partners that maximizes the value of each product we develop. This intentional design allows us to be therapeutically agnostic given we are not weighed down by the cost and risk of expanding our sales and marketing footprint to target new areas. Rather, this falls to our commercial partners. This allows us to focus on developing, and in certain cases, acquiring, the most attractive products, with the embedded scalability in the platform generating attractive margins and free cash flow.

The partners we have selected are truly world-class in their markets, and by taking this approach of partnering with regional champions, we simultaneously have very broad and very deep coverage. As you can see here on slide 20, our coverage through our partners is vast and gives us coverage of over 70 countries. At the same time, each partner is a scaled leader in its respective territory with experience in biosimilars, enabling deep penetration of the market due to their local expertise and relationships.

The last point I’d like to make here before we talk about a few of the specific partners is regarding the economic model of these relationships. Our partnerships are strategic, mutually exclusive and have long-term commitments for multiple products. Commensurate with this symbiotic relationship is an economic model comprised of both eventual royalties on sales, but also milestone payments earlier on during development. These milestones help to offset Alvotech’s development costs and also provide substantial alignment with our partners as each product reflects a significant investment by our partner for their home market. We view these milestone payments as a significant and recurring source of revenue.

Slide #21-Mark Levick

This vast coverage is effectuated by our commercial partners, which have been carefully selected. The overwhelming majority of them are in the top 5 in their home markets.

In the US, our collaboration with TEVA spanning five assets is one of the broadest partnerships aimed at improving patient access to high quality biosimilar medicines to date. TEVA, an established leader in the U.S. pharma market, has successfully positioned itself to become a leader in biosimilars. TEVA now has a broad pipeline of these products, of which we represent the next wave of potential near-term launches.

In Europe, STADA is our strategic partner for 7 product candidates. STADA is a leader in the EU pharma market with a history of over 100 years and is among the top 3 in various European markets.

They are also capable of targeting both retail and tender channels in Europe, which is a key factor in the success of biosimilars in that region.

Through our joint venture in China, the company has partnered with Yangtze River Pharmaceutical Group as our commercial arm for 7 product candidates. Yangtze River is among the top 3 in its home market and has over 10,000 sales representatives, which can position Alvotech strongly not only in Volume-Based-Purchasing markets, but also in private markets.

In Japan, we are aligned with Fuji Pharma, who is also a shareholder of Alvotech. Through this strategic relationship, we aim to bring multiple biosimilars to the Japanese market. Fuji has been in the Biosimilar space for more than a decade and is the leader in the filgrastin market, with over 70% market share.

In Canada, our partner is JAMP pharmaceuticals is one of the fastest growing pharma companies in Canada. JAMP also has significant sales and marketing infrastructure which will be key in marketing biosimilars in Canada due to the branded nature of the business.

Alvotech has also established unique partnerships with regional champions in a number of underappreciated and underserved markets, which will help us to diversify our revenue and allow us to bring these essential medicines to many access challenged markets.

This strategy is strongly in line with Alvotech’s mission to bring high-quality, affordable biosimilar medicines to patients worldwide.

Slide 23 – Mark Levick

The Alvotech platform was built with intentionality, to optimize reach and address the significant opportunity within biologics medicines. However, how that platform is utilized is equally as important. We have been developing a diverse pipeline of global biosimilar candidates and have applied the same thoughtful criteria in our product selection as we have with the building of our platform.

We have a rigorous product selection process that covers commercial and clinical considerations and incorporates input from all functional areas, including from our commercial partners. Ultimately, the products we select are ones we collectively see as having an attractive market and financial profile, a strong fit with Alvotech’s capabilities, and offer an opportunity for us to be differentiated.

We also consider the fit of a given product within our broader portfolio to ensure that we are diversified. While our portfolio bias is towards chronic conditions, we cover multiple therapeutic areas including immunology, oncology, and ophthalmology, amongst others. Two of our pipeline products, biosimilar candidates to Stelara and Simponi, were developed in the SP2/0 cell line and utilize perfusion manufacturing technology. We believe this differentiates these programs by facilitating the matching of critical structural elements for the respective molecules.

Our portfolio strategy also involves pursuing an interchangeable strategy where appropriate. Interchangeability would allow for substitution of product at the pharmacy level and help increase biosimilar penetration, and in turn, our volumes and revenues. We are heartened by the recent approvals for interchangeability at the FDA and strongly believe that interchangeability is the most effective way to bring savings to the U.S. healthcare system.

In summary, you can see in the chart that our pipeline reflects an addressable market of $80+ billion, but we expect to continue adding to our pipeline, both organically and inorganically, as part of our continued goal to become the world’s leading biosimilar company.

Slide 24 – Mark Levick

I won’t spend too much time here on slide 24 as I’d like to get into more detail on a few of our product candidates, but would just highlight that we have a fairly active cadence of potential products progressing through development. Our expectation is that, at any given time, we will have multiple products in market, with several products in the pipeline at various stages of development. We intend to add a new product target, longer term, every 12-18 months. We strongly believe that broad pipelines that target global markets can yield substantial growth in the near, mid and long term.

Slide 25 – Mark Levick

I’d like to now spend a few minutes talking about our first product candidate and the unique opportunity we have within the Humira market. Humira is the highest grossing pharmaceutical product in history with $20 billion in global sales, $16 billion of which is in the US market. In order to understand the magnitude of the opportunity with our proposed Humira biosimilar AVT02, it is important to understand some of the historical context behind Humira.

The original Humira product was launched in 2003 and grew substantially over the years. In 2018, AbbVie released a new form of Humira with a higher concentration, a different mix of components, and a device with a smaller gauge needle. AbbVie then set out to convert the existing Humira market, and as noted on the right-hand side of the slide, has successfully converted more than 80% of Humira scripts in the US to this higher concentration version.

The earlier developers of Humira biosimilars executed their development and clinical trials during a time where the new form of the product was unavailable. We anticipated this change as part of our program, and we have developed the high concentration formulation and have registered our product candidate in many global markets. Further, we have recently announced positive topline results for our switching study to support interchangeability. The combination of high concentration and interchangeability puts us in a unique position to address the Humira market, where a majority of the market is now utilizing the high concentration form.

We know of only one other company that has embarked on a similar strategy, and that is Amgen. Amgen was the first company to develop a low concentration biosimilar form of a Humira, but in spite of this, has embarked on a process to develop the higher concentration with a switching study for interchangeability. We view this shift in approach, by an experienced company such as Amgen, as significant validation of our strategy and representative of the opportunity at hand. It is important to note that we have now completed our switching study to support interchangeability, while Amgen has really only begun theirs. We are also aware that Celltrion, a Korean based company, has a high-concentration Humira biosimilar product, however they have not initiated an interchangeability strategy and have not indicated publicly, any plans to do so.

Recently, the FDA awarded interchangeability designation for Boehringer Ingelheim’s low-concentration biosimilar adalimumab. As the high concentration Humira is a different product with a different NDC code, we expect to be the first interchangeable high strength formulation, and view BI’s receipt of interchangeability as a favorable industry development.

From a market timing perspective, the U.S. Humira market is not yet open to biosimilar competition due to settlements between biosimilar developers, of mostly the low concentration variety, and AbbVie. We are highly confident in our strategy to bring our proposed biosimilar to the market at the earliest possible moment and are currently in litigation with AbbVie to open this market.    Therefore, we have not provided specific guidance for launch timing; however, the litigation is proceeding very rapidly and we are pleased with the progress of our case.    There is a Markman hearing scheduled for January, and a bench trial on 10 key patents scheduled for August 2022, with a ruling anticipated by the end of October 2022.

In the meantime, we have submitted for approval for our Humira biosimilar candidate in multiple global markets including the EU, Switzerland, Canada, and of course, the U.S. We have received a positive CHMP opinion in September of this year, and expect approval later in Q4 for the EU markets. In the U.S., our application is in deferred status with the FDA, meaning the application otherwise satisfies requirements for approval, but final approval will be contingent on satisfactory inspections of our facilities. We are actively engaging with the FDA to facilitate the required inspections, and are optimistic that the brief delay in inspections related to Covid19 will not impact our launch plans. What helps drive our confidence, aside from our positive interactions with the agency to date, is the importance of interchangeability on the most widely available form of the highest grossing pharmaceutical product in history.

Slide 26 – Mark Levick

Moving on to our second product, AVT04 is a proposed biosimilar to Stelara, another leading immunology medicine with projected sales of over $9 billion in global revenue in 2021.

Stelara is a unique product in that the target protein is expressed using a cell line called SP 2/0, instead of the usual Chinese Hamster Ovary cells, and further is manufactured using a continuous perfusion system instead of a fedbatch system.

As I mentioned earlier, Alvotech has established capabilities in the handling of SP20 cell lines as well as invested in perfusion manufacturing. It is our view that having this type of infrastructure, which we know to be less prevalent in the industry, can result in a better matching of certain critical traits of the originator product in our biosimilar targets where the originator has chosen Sp20 as the host cell line.

Stelara treats a number of autoimmune conditions, and is administered in most cases 4 times per year. This infrequent dosing for Stelara is enabled by an extended half-life that is partially achieved due to the high levels of sialic acid on the monoclonal antibody. The SP2/0 host cell line allows for more efficient sialyation of the molecule as compared to CHO. Therefore, matching of the post-translational modifications and structure in a biosimilar development program for Stelara also, in our view, requires matching of the host cell line. Developing our biosimilar in the same host cell line as the originator for a product that requires such a long half-life, de-risks the approval process and creates potential differentiation relative to other biosimilar developers.

From a timing perspective, we have commenced clinical trials for both the pK study and confirmatory safety and efficacy trial, and have high conviction that clinical trials will progress smoothly.

Slide 27 – Mark Levick

In addition to AVT02 and AVT04, we have proposed biosimilars to Eylea, Prolia and Xgeva, and Simponi. All three product candidates have commenced scale manufacturing ahead of clinical trials, which we expect to commence on all three within the next 12 months or so.

Our AVT03 product, which is referenced to both Prolia and Xgeva, has been developed to maximize yield to create a low COGS profile, which we think can have a material impact on expanding the relevant market globally. AVT05, our proposed biosimilar to J&J’s Simponi, is to our knowledge the only SP2/0 program of its kind, and we have only seen one developer initiate trials of any kind for the development of this product. Lastly, our AVT06 program is a proposed biosimilar to Eylea, Regeneron’s blockbuster treatment for a number of ocular disease states including age-related macular degeneration. We are developing both the vial and pre-filled syringe presentations of the product to ensure we match Regeneron’s latest product in the market.

Additionally, we have not yet disclosed our longer-term pre-clinical product candidates, AVT16 and 33, however, both of which are substantial in terms of market size and represent opportunities to differentiate in a similar fashion as with our other programs. We look forward to providing more detail on these product candidates in the future.

In closing, our pipeline reflects a diverse and compelling mix of high-value products, that we, along with our commercial partners, are excited to bring to patients across the world. And with that, I would like to turn the presentation over to our CFO, Joel Morales to discuss our financial outlook.

Slide #29- Joel Morales

Thanks Mark. It’s a pleasure to speak with everyone today. As mentioned, it’s an exciting time in Alvotech’s evolution. Our strategy for transitioning to public ownership is an important next step for us as the proceeds from the recently announced SPAC transaction will allow us to continue investing in our platform and pipeline, and will position us to become cash flow positive.

Before we dig into the forecast, I’d like to spend a moment on slide 29 to make three macro points to help orient investors to our financials.

First, our forecasting process is robust and includes a bottom up approach that is built by product, country, and channel, and incorporates input from our commercial partners around the world. Further, since we have an operational site today, we have good visibility into our cost structure. All of this to say, we’ve been as thorough as possible.

The second point I’d like to make is that we have probability-adjusted our forecast based on the phase of development that programs are in. Specifically, we’ve applied a probability of success of 75% or higher to our clinical and pre-clinical programs. Our conviction level in delivering our pipeline is primarily driven by our management team who have developed over a dozen biosimilars, but also by the inherently less risky nature of biosimilar development relative to originator biologics.

Finally, the financial data shown on the following pages reflect only Alvotech’s portion of any in-market sales. As a reminder, our commercial partners are responsible for product sales, and they in turn remit on average approximately 40% of in-market sales to us, depending on the partner and geography. The P&L reflects only this amount, which represents Alvotech’s share. This is a natural segue to talk about revenue, so let’s flip to slide 30.

Slide #30-Joel Morales

Our revenues are comprised of two components, product revenue and milestone revenue. Product revenue is what I described on the previous slide, that is our share of in-market product sales from our partners. Milestone revenues are paid by our partners, typically earlier on in the development process, and are an important and ongoing part of our business model as they help subsidize R&D. We have collected approximately $200 million of milestones to date, and have the potential to receive up to $950 million in the future. In 2021, we estimate recognizing $30-60 million in total milestone revenue, as you can see in the chart here on page 30.

As we look forward, we expect to achieve $800 million in revenues by 2025, the majority of which is derived from programs that are either in clinical trials or have completed them. As Mark mentioned earlier, a scaled portfolio attacking global markets should yield longer term growth and we have forecasted high-single digit revenue growth beyond 2025 through 2030.

I think it is equally important to understand what is NOT in the forecast, and there are two items in particular I would like to highlight. First, the base plan shown here assumes biosimilarity ONLY, which alone, presents a sizable opportunity for the Company. The benefits of interchangeability on AVT02 and AVT05 are potentially substantial, but not included, again offering an opportunity to exceed our base plan. And second, we are continuously exploring additional programs to add to our pipeline on both an organic and inorganic basis. Our commercial and R&D teams are regularly scanning the growing biologics market for attractive products that can be plugged into our platform. The forecast does not reflect any additional programs beyond what we’ve shared here today.

Slide #31-Joel Morales

As we flip to the cost side of the forecast on page 31, you can see here the power of Alvotech’s business model as we expect to deliver EBITDA margins exceeding 60% over time. This is driven by a few key factors. First, the impact of product selection cannot be understated. The amount of antibody required clinically and the reimbursement level for a given biologic are not in the control of a biosimilar developer.

However, selecting products with a lower drug load and higher reimbursement can generate attractive margins, and that is exactly the strategy we undertake here at Alvotech. Second, is manufacturing efficiency. We have a manufacturing operation led by seasoned operators and believe we are world-class when it comes to manufacturing efficiency. And lastly, and most importantly, our business model is designed to scale very efficiently. We can add products to our portfolio without any meaningful change to our G&A structure, as sales and marketing costs are covered by our partners. All of this leads to attractive margins and free cash flow over time.

Slide #32 -Joel Morales

To summarize what we’ve talked about, you can see on slide 32 the consolidated forecast and components of our revenues and costs. The Alvotech platform is setup as a lean, R&D focused organization that generates high margins. Profit ultimately converts strongly to free cash flow as working capital needs are modest, net operating losses provide tax shields, and capex needs moderate quickly, as the majority of investment has already been incurred and/or funded by existing shareholders.

Slide #33 – Joel Morales

In closing, it’s an attractive time for new and existing shareholders of Alvotech. Alvotech is a uniquely positioned platform, and we have a number of potential upside opportunities that could have material impact on our earnings profile. Whether it is the benefits of interchangeability status on our AVT02 and AVT05 products, or the earnings contribution from our JV in China, there is significant embedded optionality in the Alvotech platform that is not reflected in our forecast

With that, I would now like to turn the presentation back over to Zaid to discuss the transaction in greater detail.

Slide #35—Zaid Pardesi

Thank you Joel. I’ll make two brief points on slide 35 to start. First, as I mentioned earlier, this is a highly aligned transaction structure with existing shareholders and management rolling 100% of their equity, resulting in approximately 80% pro forma ownership. Existing shareholders include blue chip investors such as CVC Capital, Temasek, Athos (which is the Struengmann family office), Baxter, and others, in addition to management. Second, you have heard from management today about the significant growth runway available to the company, and this transaction results in incremental gross cash to the balance sheet in excess of $450 million (assuming no redemptions). We have raised a PIPE in excess of $150 million, which provides ample liquidity and minimizes dilution for existing shareholders given the upside. Lastly, the $1.8 billion pre-money equity value, or approximately $2.25 billion post-money enterprise value represents an attractive entry point, and we’ll talk more about that shortly.

Slide #36- Zaid Pardesi

As we look at the comps on page 36, you can see how different Alvotech is as a pureplay biosimilar platform. The company is creating a category in the western market that does not exist today. Celltrion, based in South Korea, is Alvotech’s closest comparable as a public, pure-play biosimilar company. Samsung is next most comparable as it has many similar capabilities to Alvotech. However, Samsung is a subsidiary JV with more of a CDMO focus. Biocon and Coherus are adjacent companies but ultimately, less comparable given Biocon’s co-development model and Coherus’ limited geographic reach and lack of primary focus on biosimilars. Larger companies that have thus far entered into the biosimilar space are generally more focused on their core originator portfolio, further differentiating Alvotech due to its singular focus on efficiently deploying biosimilars.

Slide #37- Zaid Pardesi

We talked about Celltrion being the closest comparable company, and as you can see here, the Celltrion business has attractive financial characteristics, including mid-teens revenue growth and about a 50% EBITDA margin. Celltrion is rewarded for this attractive profile with a forward multiple of ~26x and a ~$25 billion plus enterprise value. If you then juxtapose Alvotech on Celltrion, we see a product portfolio targeting a larger total addressable market, a more attractive growth profile over the coming years, and a higher steady state EBITDA margin. We believe this sets Alvotech up well to appreciate from its $2.25 billion enterprise value today.

Slide #38-Zaid Pardesi

To help quantify this upside, on page 38 we can see the illustrative current and future enterprise valuations for Alvotech. The illustrative future value of $7.2-9.6 billion reflects more than a 3-4x increase in value from today’s transaction value, with further upside if the NTM EBITDA multiple increases beyond the assumed 15-20x range, which is a substantial discount to where Celltrion trades today. If you discount this illustrative future value back to year end 2021 at a 20% discount rate, we have an illustrative current value of $4.2-5.6 billion, which implies that our current transaction value is at a ~45-60% discount. In summary, we believe that the transaction offers a substantial return opportunity to investors.

This takes us to the end of our presentation. On behalf of Oaktree Acquisition Corp II and Alvotech, thank you for listening and we look forward to engaging with you soon.

Exhibit 99.4

Supplemental Unaudited Financial Information of Alvotech Holdings S.A.

The historical supplemental unaudited financial information regarding Alvotech Holdings S.A. (the “Parent” or the “Company”) contained in this 8-K has been taken from or prepared based on historical financial information of the Company. These historical financial statements have not been audited. An audit of the Company’s consolidated financial statements in accordance with the requirements of the Public Company Accounting Oversight Board (“PCAOB”) is in process and such financial statements will be included in the registration statement/proxy statement related to the Business Combination. Accordingly, the historical financial information included herein should be considered preliminary and subject to adjustment in connection with the completion of the PCAOB audit. The Company’s results and financial condition as reflected in the financial statements included in the registration statement/proxy statement may be adjusted or presented differently from the historical financial information included herein, and the differences could be material.

Consolidated Statements of Profit or Loss and Other Comprehensive Income or

Loss for the years ended 31 December 2020 and 2019 (Unaudited)

USD in thousands, except for per share amounts	Notes	2020	2019
Revenue	5	66,616	31,918
Other income	5	2,833	50,757
Research and development expenses		(148,072)	(95,557)
General and administrative expenses		(58,914)	(48,566)

Operating loss		(137,537)	(61,448)
Share of net loss of joint venture	23	(1,505)	(192)
Finance income	7	5,608	6,932
Finance costs	7	(161,551)	(158,467)
Exchange rate differences		3,215	3,790

Non-operating loss		(154,233)	(147,937)

Loss before taxes		(291,770)	(209,385)
Income tax credit / (expense)	9	121,726	(491)

Loss for the year		(170,044)	(209,876)

Other comprehensive income / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		5,954	(1,468)

Total comprehensive loss		(164,090)	(211,344)

Loss per share
Basic and diluted loss for the year per share	10	(24.32)	(30.77)

The accompanying notes are an integral part of these consolidated financial statements.

2

Consolidated Statements of Financial Position as of

31 December 2020 and 2019 (Unaudited)

USD in thousands	Notes	31 December 2020	31 December 2019
Non-current assets
Property, plant and equipment	11	65,446	67,660
Right-of-use assets	12	111,519	103,288
Goodwill	13	13,427	12,226
Other intangible assets	14	6,335	3,096
Contract assets	5	2,190	1,689
Investment in joint venture	23	56,679	54,020
Other long-term assets		714	—
Restricted cash	15	10,087	10,086
Deferred tax assets	9	121,864	—

Total non-current assets		388,261	252,065

Current assets
Inventories		9,646	6,391
Trade receivables		583	22,353
Contract assets	5	32,534	21,367
Other current assets	16	11,322	4,912
Receivables from related parties	21	387	35
Cash and cash equivalents	15	31,689	67,403

Total current assets		86,161	122,461

Total assets		474,422	374,526

The accompanying notes are an integral part of these consolidated financial statements.

3

Consolidated Statements of Financial Position as of

31 December 2020 and 2019 (Unaudited)

USD in thousands	Notes	31 December 2020	31 December 2019
Equity
Share capital	17	73	69
Share premium	17	166,740	102,359
Translation reserve		4,974	(980)
Accumulated deficit		(1,039,030)	(868,986)

Total equity		(867,243)	(767,538)

Non-current liabilities
Borrowings	18	565,396	473,287
Derivative financial liabilities	24	534,692	479,263
Other long-term liability to related party	2	7,440	—
Lease liabilities	12	103,474	97,287
Long-term incentive plan	19	40,593	22,293
Contract liabilities	5	38,874	15,471
Deferred tax liability	9	217	327

Total non-current liabilities		1,290,686	1,087,928

Current liabilities
Trade and other payables		11,959	11,732
Lease liabilities	12	5,473	4,507
Current maturities of borrowings	18	2,503	2,319
Liabilities to related parties	21	367	10,780
Contract liabilities	5	14,192	13,576
Taxes payable		69	261
Other current liabilities	22	16,416	10,961

Total current liabilities		50,979	54,136

Total liabilities		1,341,665	1,142,064

Total equity and liabilities		474,422	374,526

The accompanying notes are an integral part of these consolidated financial statements.

4

Consolidated Statements of Cash Flows for the years ended

31 December 2020 and 2019 (Unaudited)

USD in thousands	Notes	2020	2019
Cash flows from operating activities
Loss for the year		(170,044)	(209,876)
Adjustments for non-cash items:
Gain on contribution of intellectual property	5	—	(45,000)
Long-term incentive plan expense	6	18,053	22,384
Depreciation and amortization	8	16,419	14,607
Impairment of property, plant and equipment	11	2,142	—
Share of net loss of joint venture	23	1,505	192
Finance income	7	(5,608)	(6,932)
Finance costs	7	161,551	158,467
Exchange rate difference		(3,215)	(3,790)
Income tax credit / (expense)	9	(121,726)	491

Operating cash flow before movement in working capital		(100,923)	(69,457)
Increase in inventories		(3,255)	(4,163)
Decrease / (increase) in trade receivables		21,771	(21,947)
Increase in liabilities to related parties		1,674	—
Increase in contract assets		(11,667)	(23,057)
Increase in other assets		(7,383)	(2,188)
Increase in trade and other payables		227	1,968
Increase in contract liabilities		24,019	29,046
Increase in other liabilities		7,134	6,506

Cash used in operations		(68,403)	(83,292)
Interest received		212	1,657
Interest paid		(5,664)	(6,488)
Income tax paid		(440)	(425)

Net cash used in operating activities		(74,295)	(88,548)

Cash flows from investing activities
Acquisition of property, plant and equipment	11	(7,485)	(7,203)
Disposal of property, plant and equipment	11	79	176
Acquisition of intangible assets	14	(4,497)	(849)
Investment in joint venture	23	(5,000)	(5,000)

Net cash used in investing activities		(16,903)	(12,876)
Cash flows from financing activities
Repayments of borrowings	18	(2,896)	(24,306)
Repayments of principal portion of lease liabilities	12	(6,087)	(3,841)
Net proceeds from new borrowings	18	30,000	113,825
Net proceeds on issue of equity shares	21	34,385	30,692

Net cash generated from financing activities		55,402	116,370

(Decrease) / increase in cash and cash equivalents		(35,796)	14,946
Cash and cash equivalents at the beginning of the year	15	67,403	52,251
Effect of movements in exchange rates on cash held		82	206

Cash and cash equivalents at the end of the year	15	31,689	67,403

Supplemental cash flow disclosures (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

5

Consolidated Statements of Changes in Equity for the years ended 31 December 2020 and 2019 (Unaudited)

USD in thousands	Share capital	Share premium	Translation reserve	Accumulated deficit	Total equity
At 1 January 2019	67	70,124	488	(659,110)	(588,431)
Loss for the year	—	—		(209,876)	(209,876)
Foreign currency translation differences			(1,468)		(1,468)

Other comprehensive loss			(1,468)	(209,876)	(211,344)
Increase in share capital	2	32,235			32,237

At 31 December 2019	69	102,359	(980)	(868,986)	(767,538)

Loss for the year				(170,044)	(170,044)
Foreign currency translation differences			5,954		5,954

Other comprehensive income / (loss)			5,954	(170,044)	(164,090)
Increase in share capital	4	64,381			64,385

At 31 December 2020	73	166,740	4,974	(1,039,030)	(867,243)

The accompanying notes are an integral part of these consolidated financial statements.

6

Notes to the Consolidated Financial Statements

1.	General information

Alvotech Holdings S.A. (the “Parent” or the “Company”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 229193. The Company was incorporated on 2 November 2018.

The Company and its subsidiaries (collectively referred to as the “Group”) are a global biopharmaceutical company dedicated to becoming one of the leaders in the biosimilars monoclonal antibodies market. The Group has biosimilar molecules in development and operates in a new state-of-the-art manufacturing plant for development and commercial supply.

1.1 Information about subsidiaries and joint ventures

Entity name	Principal activity	Issued and paid capital	Place of establishment	Proportion of ownership and voting power held by Alvotech
				31.12.2020	31.12.2019
Alvotech hf	Biopharm.	3,284,148	Iceland	100.00%	100.00%
Alvotech GmbH	Biopharm.	31,182	Germany	100.00%	100.00%
Alvotech Swiss AG	Biopharm.	153,930	Switzerland	100.00%	100.00%
Alvotech Hannover GmbH	Biopharm.	29,983	Germany	100.00%	100.00%
Alvotech Malta Ltd.	Group Serv.	80,450	Malta	100.00%	100.00%
Alvotech USA Inc.	Biopharm.	10	USA	100.00%	100.00%
Alvotech UK Ltd.	Group Serv.	135	UK	100.00%	0.00%
Changchun Alvotech Bioph. Co. Ltd*	Biopharm.	110,000,021	China	50.00%	50.00%

*	Changchun Alvotech Biopharmaceutical Co., Ltd. is an unconsolidated joint venture (see Note 23).

1.2 Information about shareholders

Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 62.6% and 27.8% ownership interest as of 31 December 2020, respectively. The remaining 9.6% ownership interest is held by various entities, with no single shareholder holding more than 3.8% ownership interest as of 31 December 2020.

Aztiq and Alvogen held 63.4% and 27.7% ownership interest as of 31 December 2019, respectively. The remaining 9.9% ownership interest was held by various entities, with no single shareholder holding more than 4.1% ownership interest as of 31 December 2019.

1.3 Impact of COVID-19

With the ongoing COVID-19 pandemic, the Group created a COVID-19 task force which worked on implementing a business continuity plan to address and mitigate the impact of the pandemic on the Group’s business and operations across sites. As a result, in the short-term, the pandemic has not had a material impact on the Group’s financial condition, results of operations, the timelines for biosimilar product development, expansion efforts or the Group’s operations as a whole. Furthermore, the Group does not currently anticipate that the pandemic will have a prospective material financial or operational impact. However, the extent to which the pandemic will impact the Group’s business, biosimilar product development and expansion efforts, corporate development objectives and the value of and market for the Group’s ordinary shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate direction of the pandemic, travel restrictions, quarantines, social distancing, business closure requirements and the effectiveness of other actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global supply chains and distribution systems, the effects of this on the work of appropriate regulatory authorities in different regions and the other risks and uncertainties associated with the pandemic could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.

7

Notes to the Consolidated Financial Statements

1.4 Going concern

The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. The Group has also incurred recurring losses since its inception, including net losses of $170.0 million and $209.9 million for the years ended 31 December 2020 and 2019, respectively, and had an accumulated deficit of $1,039.0 million as of 31 December 2020. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts. As of 31 December 2020, the Group had cash and cash equivalents, excluding restricted cash, of $31.7 million and current assets less current liabilities of $35.2 million. Furthermore, while the COVID-19 pandemic has not and is not expected to have a material financial or operational impact on the Group, the pandemic may significantly impact the Group’s business, biosimilar product development and expansion efforts, corporate development objectives and the value of and market for the Group’s ordinary shares. In light of these conditions and events, management evaluated whether there is substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements are issued.

The Group expects to continue to source its financing during the development of its biosimilar products from new and existing out-license contracts with customers, shareholder equity and shareholder and third party debt financing. In March 2021, the Group completed a second round private placement offering with third party investors for $35.0 million. In June 2021, the Group amended the terms and conditions of its convertible bonds, resulting in net cash proceeds of $49.6 million. Throughout the second half of 2021, Alvogen, a holder of certain convertible shareholder loans, exercised its warrant rights to purchase Class A ordinary shares in exchange for $101.3 million in cash. Throughout 2021, up to the issuance date of these Consolidated Financial Statements, the Group received $40.2 million in milestone payments pursuant to its out-license contracts with customers. Furthermore, the Group is seeking to merge with Oaktree Acquisition Corp II (see Note 26). Therefore, as of [ ] 2021, the issuance date of the Consolidated Financial Statements, the Group expects that its existing unrestricted cash and cash equivalents, along with the aforementioned sources of financing and revenues and ongoing expected shareholder support, will be sufficient to fund its operating expenses and capital expenditure requirements until the contemplated business combination with Oaktree occurs. In the event the Group does not complete this business combination, the Group expects to seek additional funding through an initial public offering (IPO) of its ordinary shares, private equity financings, debt financings or other capital sources.

As such, the Consolidated Financial Statements have been prepared on a going concern basis. However, although management continues to pursue these plans, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all. If financing is obtained, the terms of such financing may adversely affect the holdings or the rights of the Group’s shareholders. The ability to obtain funding, therefore, is outside of management’s control and is a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

2.	Summary of significant accounting policies

2.1 Basis of preparation

The Consolidated Financial Statements of the Group have been prepared in accordance and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which comprise all standards and interpretations approved by the IASB.

All amendments to IFRSs issued by the IASB that are effective for annual periods that begin on or after 1 January 2020 have been adopted as further described within the footnotes to the Consolidated Financial Statements. The Group has not adopted any standards or amendments to standards in issue that are available for early adoption.

The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities which have been measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The Consolidated Financial Statements are presented in U.S. Dollar (USD) and all values are rounded to the nearest thousand unless otherwise indicated..

8

Notes to the Consolidated Financial Statements

2.2 Basis of consolidation

The Consolidated Financial Statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

All intra-group transactions, balances, income and expenses are eliminated in full in consolidation.

2.3 Investments in joint ventures

To the extent the Group concludes that it does not control, and thus consolidate, a joint venture, the Group accounts for its interest in joint ventures using the equity method of accounting. As such, investments in a joint venture are initially recognized at cost and the carrying amount is subsequently adjusted for the Group’s share of the profit or loss of the joint venture, as well as any distributions received from the joint venture. The Group carries its ownership interest in a joint venture as “Investment in joint venture” on the consolidated statements of financial position. The Group’s profit or loss includes its share of the profit or loss of the joint venture and, to the extent applicable, other comprehensive income or loss for the Group includes its share of other comprehensive income or loss of the joint venture. The Group’s share of a joint venture’s profit or loss in a particular year is presented as “Share of net loss of joint venture” in the consolidated statements of profit or loss and other comprehensive income or loss.

The carrying amount of equity-accounted investments is assessed for impairment as a single asset. Impairment losses are incurred only if there is objective evidence of impairment as a result of loss events that have an impact on estimated future cash flows and that can be reliably estimated. Losses expected as a result of future events are not recognized. The Group did not recognize any impairment losses related to its investment in the joint venture for the years ended 31 December 2020 or 2019.

Refer to Note 23 for additional information regarding the Group’s joint venture as of and for the years ended 31 December 2020 and 2019.

9

Notes to the Consolidated Financial Statements

2.4 Critical accounting judgments and key sources of estimation uncertainty

The preparation of the Consolidated Financial Statements in conformity with IFRS requires Group management to make judgments, estimates and assumptions about the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources.

The estimates and associated assumptions are based on information available when the Consolidated Financial Statements are prepared, historical experience and other factors that are considered to be relevant. Judgments and assumptions involving key estimates are primarily made in relation to the measurement and recognition of revenue (as described in Note 2.6 and Note 5), the valuation of derivative financial liabilities (as described in Note 2.18 and Note 24), the valuation of management share appreciation rights (SARs) (as described in Note 2.18 and Note 19), the valuation of deferred tax assets (as described in Note 2.14 and Note 9), and the determination of the carrying amounts of long-lived assets, including property, plant and equipment (as described in Note 2.15 and Note 11), goodwill (as described in Note 2.13 and Note 13) and other intangible assets (as described in Note 2.13 and Note 14). Apart from those involving estimations, critical accounting judgments include the Group’s evaluation as to whether it controls its joint venture in China (as described in Note 2.3 and 23) and material uncertainties with respect to the Group’s going concern assessment (as described in Note 1.4).

Existing circumstances and assumptions may change due to events arising that are beyond the Group’s control. Therefore, actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2.5 Segment reporting

The Group operates and manages its business as one operating segment based on the manner in which the Chief Executive Officer, the Group’s chief operating decision maker, assesses performance and allocates resources across the Group.

2.6 Revenue recognition

Out-licensing revenue

Revenue from contracts with customers is recognized when or as control of goods or services is transferred to customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods and services.

The majority of the Group’s revenue is generated from long-term out-license contracts which provide the customer with an exclusive right to market and sell products in a particular territory once such products are approved for commercialization. These contracts typically include the Group’s promises to continue development of the underlying compound and to provide supply of the product to the customer upon commercialization. The Group concludes that the license, development services and commercial supply are separate performance obligations. This is because customers generally have the capabilities to perform the necessary development, manufacturing and commercialization activities on their own or with readily available resources and have the requisite expertise in the industry and the territory for which the license has been granted. Further, the intellectual property is generally in a later phase of development at the time the license is granted such that any subsequent development activities performed by the Group are not expected to significantly modify or transform the intellectual property. The fact that the Group is contractually obligated to perform development activities for and provide commercial supply to the customer does not impact this conclusion. The Group’s promise to provide commercial supply to its customers is contingent upon the achievement of regulatory approval in the particular territory for which the license has been granted.

The consideration to which the Group is entitled pursuant to these contracts generally includes upfront payments and payments based upon the achievement of development and regulatory milestones. All contracts include a potential refund obligation whereby the Group must refund the consideration paid by the customer in the event of a technical failure or the occurrence of certain other matters that result in partial or full cancellation of the contract. As such, the entire transaction price is comprised of variable consideration, which is estimated using the most likely amount method due to the binary nature of the outcomes under these contracts. Such variable consideration is included in the transaction price only when it is highly probable that doing so will

10

Notes to the Consolidated Financial Statements

not result in a significant reversal of cumulative revenue recognized when the underlying uncertainty associated with the variable consideration is subsequently resolved. The Group does not account for a significant financing component since a substantial amount of consideration promised by the customer is variable and the amount or timing of that consideration varies on the basis of a future event that is not substantially within the control of either party. Certain contracts also include commercialization milestones upon the first commercial sale of a product in a particular territory, as well as royalties. Commercialization milestones and royalties are accounted for as sales-based royalties; therefore, such amounts are not included in the transaction price and recognized as revenue until the underlying sale that triggers the milestone or royalty occurs.

Upfront payments, when applicable, are received in advance of transferring control of all goods and services. Therefore, a portion of upfront payments is recorded as a contract liability upon receipt. Due to the existence of refund provisions, upfront payments and certain development milestone payments are generally included in the transaction price upon submission of the first clinical trial application to the respective regulatory agency, since it is at this point in time that a significant reversal of cumulative revenue recognized related to such payments is no longer highly probable. Other development and regulatory milestones may not be included in the transaction price until such milestones are achieved due to the degree of uncertainty associated with achieving these milestones. Contract liabilities are presented on the consolidated statements of financial position as either current or non-current based upon forecasted performance. In certain contracts, the Group may transfer control of goods and services, and thus recognize revenue, prior to having the right to invoice the customer. In these circumstances, the Group recognizes contract assets for revenue recognized, and subsequently reclasses the contract asset to trade receivables upon issuing an invoice and the right to consideration is only conditional on the passage of time. Contract assets are presented on the consolidated statements of financial position as either current or non-current based upon the expected timing of settlement.

The standalone selling prices of the development services and the license to intellectual property are not directly observable and, therefore, are estimated. The standalone selling price of the development services is estimated based on the expected costs to be incurred during the development period, using various data points such as the underlying development budget, contractual milestones and performance completed at the time of entering into the contract with a customer. The standalone selling price of the license is estimated using the residual approach on the basis that the Group licenses intellectual property for a broad range of amounts and has not previously licensed intellectual property on a standalone basis. Therefore, the Group first allocates the transaction price to the development services and subsequently allocates the remainder of the transaction price to the license.

The standalone selling price of the commercial supply is directly observable and the stated prices in the Group’s supply contracts reflect the standalone selling price of such goods.

The licenses to intellectual property are right of use licenses on the basis that the ongoing development work performed by the Group does not significantly affect the intellectual property to which the customer has rights. Therefore, control of the license transfers to the customer at the point in time when the right to use the license is granted to the customer. The license is generally granted to the customer at the time the contract is executed with the customer.

The Group satisfies its performance obligation related to the development services over time as the Group’s performance enhances the value of the licensed intellectual property controlled by the customer throughout the performance period. The Group recognizes revenue using a cost-based input measure since this measure best reflects the progress of the development services and, therefore, the pattern of transfer of control of the services to the customer. In certain instances, the Group may subcontract services to other parties for which the Group is ultimately responsible. Costs incurred for such subcontracted services are included in the Group’s measure of progress for satisfying its performance obligation. Changes in the total estimated costs to be incurred in measuring the Group’s progress toward satisfying its performance obligation may result in adjustments to cumulative revenue recognized at the time the change in estimate occurs.

Upon the achievement of regulatory approval and the commencement of commercial sale of its products, the Group will satisfy its performance obligation related to commercial supply at the point in time when control of the manufactured product is transferred to the customer. Transfer of control for such goods will occur in accordance with the stated shipping terms.

The Group does not incur incremental costs of obtaining a contract with a customer that would require capitalization. Costs to fulfill performance obligations are not incurred in advance of performance and, as such, are expensed when incurred.

11

Notes to the Consolidated Financial Statements

Other revenue

Other revenue primarily consists of clinical trial support services rendered by the Group for its customers, which is recognized as the service is provided. Revenue for such services is presented in the consolidated statements of profit or loss and other comprehensive income or loss net of any discounts.

2.7 Other income

Other income is generated from support service arrangements with certain related parties, as further described in Note 21. Support services performed by the Group include finance, administrative, legal and human resource services.

In addition, other income for the year ended 31 December 2019 includes a gain recognized upon the Group’s contribution of intellectual property to its joint venture, Changchun Alvotech Biopharmaceutical Co. Ltd., as further described in Note 5. The Group reflected this gain as operating income because the substance of the intellectual property contribution, which provides the Group with access to China through its joint venture, is the same as the Group’s out-license contracts with its customers.

2.8 Research and development expenses

Research and development expenses primarily consist of personnel costs, material and other lab supply costs, facility costs and internal and external costs related to the execution of studies and other development program advancement initiatives. Such expenses also include costs incurred in preparation for commercial launch, such as designing and developing commercial-scale manufacturing capabilities and processes, quality control processes, production asset validation and other related activities. The costs also include amortization, depreciation and impairment losses related to software and property, plant and equipment used in research and development activities and pre-commercial manufacturing and quality control activities.

An internally generated intangible asset arising from the Group’s development is recognized only if the Group can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the intent to complete the intangible asset and use or sell it; how the intangible asset will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the aforementioned recognition criteria. If an internally-generated intangible asset cannot be recognized, the related development expenditure is charged to profit or loss in the period in which it is incurred.

Expenditures related to research and development activities are generally recognized as an expense in the period in which they are incurred in line with industry practice, due to significant regulatory uncertainties and other uncertainties inherent in the development of pharmaceutical products. The Group does not capitalize such expenditures as intangible assets until marketing approval by a regulatory authority is obtained or is deemed highly probable. Therefore, the Company did not capitalize any research and development expenses as internally-developed intangible assets during the years ended 31 December 2020 and 2019.

2.9 General and administrative expenses

General and administration expenses primarily consist of personnel-related costs, including salaries and other related compensation expense, for corporate and other administrative and operational functions including finance, human resources, information technology and legal, as well as facility-related costs. These costs relate to the operation of the business and are not related to research and development initiatives.

Expenditures related to general and administration activities are recognized as an expense in the period in which they are incurred.

12

Notes to the Consolidated Financial Statements

2.10 Finance income and finance cost

Finance income consists of changes in the fair value of derivative financial liabilities and interest income. Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Finance cost consists of changes in the fair value of derivative financial liabilities, interest expense related to lease liabilities and borrowings, accretion of borrowings and amortization of deferred debt issue costs.

2.11 Foreign currency translation

The Consolidated Financial Statements are presented in U.S. Dollars, which is the Group’s functional currency. The Group maintains the financial statements of each entity within the group in its respective functional currency. The majority of the Group’s expenses are incurred in U.S. Dollar and Icelandic Krona, and the majority of the Company’s cash and cash equivalents are held in a combination of U.S. Dollars and Euros. Transactions in currencies other than the Group’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non- monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on translation of a foreign controlled subsidiary are recognized in other comprehensive income or loss and accumulated in a translation reserve within equity. The cumulative translation amount is reclassified to profit or loss if and when the net investment in the foreign controlled subsidiary is disposed.

2.12 Fair value measurements

The Group measures certain financial liabilities at fair value through profit or loss (FVTPL) each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair values of such financial liabilities, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques, as follows:

•	Level 1: quoted prices in active markets for identical assets and liabilities;

•	Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (e.g., prices) or indirectly (e.g., derived from prices); and

•	Level 3: inputs for the asset or liability that are unobservable.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other current assets, contract assets, trade and other payables and accrued and other liabilities in the Group’s consolidated statements of financial position approximate their fair value because of the short maturities of these instruments.

For liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing the inputs used in determining fair value at the end of each reporting period.

13

Notes to the Consolidated Financial Statements

2.13 Goodwill and other intangible assets

Goodwill

Acquisitions are first reviewed to determine whether a set of assets acquired constitute a business and should be accounted for as a business combination. If the assets acquired do not meet the definition of a business, the Group will account for the transaction as an asset acquisition. If the definition of a business combination is met, the Group will account for the transaction using the acquisition method of accounting. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated statements of profit or loss and other comprehensive income or loss as incurred.

Goodwill represents the excess of the purchase price of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities, contingent liabilities, the amount of any noncontrolling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree. Goodwill is reviewed for impairment at least annually, and whenever there is an indication that the asset may be impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The value in use calculation is performed using discounted expected future cash flows. The discount rate applied to these cash flows is based on the weighted average cost of capital and reflects current market assessments of the time value of money.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or as additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The Group did not complete any business combinations during the years ended 31 December 2020 and 2019.

Other intangible assets

Other intangible assets consist of software and customer relationships. Intangible assets acquired in a business combination are identified and recognized separately from goodwill if they satisfy the definition of an intangible asset and their fair values can be reliably measured. The cost of intangible assets is their fair value at the acquisition date.

Intangible assets with finite useful lives are reported at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over an asset’s estimated useful life. The estimated useful life and amortization method are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The following useful lives are used in the calculation of amortization:

Software	3-5 years
Customer relationships	7 years

2.14 Income tax

Income tax includes the current tax and deferred tax charge recorded in the consolidated statements of profit or loss and other comprehensive income or loss.

Current tax

The current tax expense is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the consolidated statements of profit or loss and other comprehensive income or loss because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax expense is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

14

Notes to the Consolidated Financial Statements

Accruals for tax contingencies are made when it is not probable that a tax authority will accept the tax position, based upon management’s interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Accruals for tax contingencies are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty.

Deferred tax

Deferred tax is provided in full for all temporary differences between the carrying amounts of assets and liabilities in the Consolidated Financial Statements and the corresponding tax bases used in the computation of taxable profit, except to the extent the temporary difference arises from:

•	The initial recognition of an asset or a liability in a transaction that is not a business combination and that affects neither the taxable profit nor accounting profit;

•	The initial recognition of residual goodwill (for deferred tax liabilities only); or

•

Investments in subsidiaries, branches, associates and joint ventures, where the Group is able to control the timing of the reversal of the temporary difference and it is not probable that it will reverse in the foreseeable future.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amount of the assets and liabilities.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged or credited to the consolidated statements of profit or loss and other comprehensive income or loss, except when the tax arises from a business combination or it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis in that taxation authority.

2.15 Property, plant and equipment

Property, plant and equipment is recognized as an asset when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured in a reliable manner. Property, plant and equipment which qualifies for recognition as an asset are initially measured at cost.

The cost of property, plant and equipment includes an asset’s purchase price and any directly attributable costs of bringing the asset to working condition for its intended use.

Depreciation is calculated and recognized as an expense on a straight-line basis over an asset’s estimated useful life. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis. The following useful lives are used in the calculation of depreciation:

Facility equipment	5-12 years
Computer equipment	3 years
Leasehold improvements	3-20 years
Furniture and fixtures	5 years

15

Notes to the Consolidated Financial Statements

Certain of the Group’s property, plant and equipment assets have been pledged to secure borrowings as further described in Note 18. Significant disposals of pledged assets are subject to lender approval. Upon disposal or retirement of an asset, the difference between the sales proceeds, if applicable, and the carrying amount of the asset is recognized in the consolidated statements of profit or loss and other comprehensive income or loss at the time of disposal or retirement.

At the end of each reporting period, or sooner if events triggering an interim impairment assessment occur, the Group reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that the value of such assets are impaired. Triggering events that warrant an interim impairment assessment include, but are not limited to, the technical obsolescence of equipment or failure of such equipment to meet regulatory requirements. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss and the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and value in use.

2.16 Inventories

Inventories, which consist of raw materials and supplies in preparation for commercial scale manufacturing, are stated at the lower of cost or net realizable value. Net realizable value is the expected sales price less completion costs and costs to be incurred in marketing, selling and distributing the inventory. Cost is determined using the first-in, first-out method.

Inventories include direct costs for raw materials and supplies and, as applicable, direct and indirect labor and overhead expenses that have been incurred to bring inventories to their present location and condition. The Group does not have material work in progress or finished goods as it had not yet commenced full scale commercial manufacturing activities as of 31 December 2020.

If the net realizable value is lower than the carrying amount, a write-down of inventory is recognized for the amount by which the carrying amount exceeds net realizable value. During the years ended 31 December 2020 and 2019, write-down of inventories amounted to $1.3 million and $1.8 million, respectively, due to product expiration. There were no reversals of inventory write-downs during the years ended 31 December 2020 and 2019.

The Group does not pledge inventories as collateral to secure its liabilities.

2.17 Financial assets

Recognition of financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets, other than financial assets measured at FVTPL, are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss. There were no transaction costs related to the acquisition of financials assets in 2020 or 2019. All of the Group’s financial assets are measured at amortized cost as of 31 December 2020 and 2019.

Financial assets measured at amortized cost

Financial assets measured at amortized cost are debt instruments that give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group’s financial assets measured at amortized cost are trade receivables, other current assets, receivables from related parties, restricted cash and cash and cash equivalents.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

16

Notes to the Consolidated Financial Statements

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses (ECL) on its trade receivables and other debt instruments that are measured at amortized cost. In addition, although contract assets are not financial assets, a loss allowance for ECL are also recognized for such assets. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime ECL for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecasted direction of conditions at the reporting date, including time value of money where appropriate.

The Group writes off a financial asset when there is no reasonable expectation of recovery, such as information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. A trade receivable or contract asset that is considered uncollectible is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. The Group did not write off any trade receivables or contract assets during the years ended 31 December 2020 and 2019.

The Group estimates impairment for related party receivables on an individual basis. No impairment is recognized for restricted cash or cash and cash equivalents as management has estimated that the effects of any calculated ECL would be immaterial.

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset as well as an associated liability. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income or loss and accumulated in equity is recognized in profit or loss.

2.18 Financial liabilities

Financial liabilities

The Group’s financial liabilities consist of trade and other payables, loans and borrowings, lease liabilities, derivative financial instruments, long-term incentive plans, share appreciation right plans and other long-term liability to a related party. All financial liabilities are initially measured at fair value. Loans and borrowings are recorded net of directly attributable transaction costs and less the value attributable to any embedded derivative financial instruments, if applicable.

Financial liabilities subsequently measured at amortized cost

After initial recognition, financial liabilities other than derivative financial instruments, other long-term liability to a related party and awards issued pursuant to long-term incentive plans are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts all estimated future cash payments through the expected life of the financial liability, or a shorter period if appropriate, to the amortized cost of a financial liability. The effective interest rate includes the effects of any discount or premium on acquisition of the financial liability, as well as any fees or costs incurred upon acquisition

17

Notes to the Consolidated Financial Statements

Financial liabilities subsequently measured at FVTPL

Derivative financial instruments

Certain rights and features pursuant to borrowing arrangements and other contracts may provide the counterparty with one or more financial instruments that need to be evaluated and potentially accounted for separately by the Group. These financial instruments are either embedded in a host instrument or are treated as a separate financial instrument if they are contractually transferable independent from the host instrument. Such rights and features pursuant to the Group’s contracts with both third parties and related parties include equity conversion rights, warrant rights and funding rights.

Equity conversion features within host debt instruments that meet the definition of a derivative and have economic and risk characteristics that are not closely related to the host instrument are embedded derivatives that are separated from the host instrument and accounted for separately. Warrant rights that provide the holder with an option to purchase ordinary shares at a specified price or pursuant to a specified formula are generally separate derivative financial instruments that are accounted for separately. Funding rights that grant the holder with an option to provide financing to the Group through the issuance of a convertible loan or through the purchase of ordinary shares at a specified price or pursuant to a specified formula are generally separate derivative financial instruments that are accounted for separately. In the event that the fair value of any derivative liabilities, determined using unobservable inputs, exceeds the transaction price of a borrowing arrangement, the Group records a deferred loss at the inception of the borrowing arrangement for the difference between the fair value of the derivative liabilities and the transaction price of the borrowing arrangement. Such deferred losses are recognized over the term of the related borrowing arrangement using the straight-line method of amortization. The deferred loss is netted against derivative financial liabilities on the consolidated statements of financial position. Amortization of the deferred loss is recognized as a component of “Finance costs” in the consolidated statements of profit or loss and other comprehensive income or loss.

The Group recognized embedded derivative liabilities related to the equity conversion features within the convertible bonds and convertible shareholder loans, as further described in Note 18. The Group also recognized derivative liabilities related to the warrant rights and funding rights within the convertible shareholder loans, as further described in Note 18. Such rights are exercisable at the option of the holder at any time prior to a specified number of days before an IPO of equity securities by the Group or the maturity date of the host instrument, depending on the particular instrument. These features are liability-classified, rather than equity-classified, because the Group is obligated to issue a variable number of ordinary shares to the holder upon conversion or exercise of the feature. Therefore, these derivative liabilities were initially recorded at fair value and remeasured to fair value at each reporting period with gains and losses arising from changes in the fair value recognized in finance income or finance costs, as appropriate.

The fair values of the derivative liabilities were determined using an option pricing based approach that incorporated a range of inputs that are both observable and unobservable in nature. The unobservable inputs used in the initial and subsequent fair value measurements for the equity conversion rights, warrant rights and funding rights predominantly relate to (i) the fair value of the Group’s ordinary shares, (ii) the volatility of the Group’s ordinary shares, (iii) a risky discount rate corresponding to the credit risk associated with the repayment of the host debt instruments, and (iv) the probabilities of each derivative being exercised by the holder and the timing of such exercises. The probabilities are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

The Group will derecognize any derivative liabilities if and when the rights are exercised by the holders or the time period during which the rights can be exercised expires.

Other long-term liability to related party

The Group’s other long-term liability to a related party arose from its acquisition of product rights for commercialization of Adalimumab in China from Lotus Pharmaceutical Co. Ltd., a related party, during the year ended 31 December 2020. Pursuant to the terms of the asset acquisition, the Group made an upfront payment of $1.9 million and is required to pay $7.4 million upon the commercial launch of Adalimumab in China. The Group concluded that the event triggering future payment is probable and, as such, recorded the full amount of the liability as a non-current liability in the consolidated statements of financial position as of 31 December 2020. The upfront payment and contingent payment amounts were charged to “Research and development expense” in the consolidated statements of profit or loss and other comprehensive income or loss.

18

Notes to the Consolidated Financial Statements

Long-term incentive plans

Share appreciation rights

The Group issued to certain current and former employees share appreciation rights (SARs) that require settlement in connection with the occurrence of specified, future triggering events. Grants occurred from 2015 through 2020. The awards include a combination of vesting conditions, such as service and performance conditions, as well as non-vesting conditions depending on the particular award. The individuals retain their vested awards upon termination of employment with the Group. Settlement amounts are determined by the change in the Group’s market value from the grant date of the SAR until the triggering events occur. The SARs do not expire at a specific date.

Pursuant to the terms of the SAR agreements, management determined that the Group cannot avoid paying cash to settle the awards and, therefore, SARs are liability-classified in the consolidated statements of financial position. Accordingly, SARs are recorded at fair value and are subsequently remeasured each reporting period with the change in fair value reflected as a gain or loss in the consolidated statements of profit or loss and other comprehensive income or loss, as appropriate. The fair value of the SARs is determined using the Black-Scholes-Merton pricing model.

Employee incentive plan

The Group also sponsors an employee incentive plan for certain qualifying employees. Under the plans, such employees are entitled to cash payments upon achievement of key milestones, such as a research and development milestone or the occurrence of an exit event. The awards include a combination of vesting conditions, such as service and performance conditions, as well as non-vesting conditions depending on the particular award. Since the Group cannot avoid paying cash to settle the awards, the employee incentive plan is liability-classified in the consolidated statements of financial position. Accordingly, awards issued pursuant to the employee incentive plan are recorded at fair value and are subsequently remeasured each reporting period with the change in fair value reflected as a gain or loss in the consolidated statements of profit or loss and other comprehensive income or loss, as appropriate. Employee incentive plan liabilities are presented as either current or non-current on the consolidated statements of financial position based on the anticipated timing of settlement.

The fair value of the employee incentive plan awards is determined by estimating the probability of success in reaching the specified milestones and other levers, such as the anticipated timing of potential milestone achievement.

2.19 Litigation and other contingencies

The Group may, from time to time, become involved in legal proceedings arising out of the normal course of its operations. For instance, as a developer and manufacturer of biosimilars, the Group may be subject to lawsuits alleging patent infringement or other similar claims made by patent-protected pharmaceutical developers and manufacturers. Similarly, the Group may utilize patent challenge procedures to challenge the validity, enforceability or infringement of the originator’s patents. The Group may also be involved in patent litigation involving the extent to which its products or manufacturing process techniques may infringe other originator or third party patents.

The Group establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. When such conditions are not met for a specific legal matter, no reserve is established. Although management currently believes that resolving claims against the Group, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the Group, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. It is possible that an unfavorable outcome of a lawsuit or other contingency could have a material impact on the liquidity, results of operations, or financial condition of the Group.

Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount of loss can be reasonably estimated. Accruals are based only on information available at the time of the assessment, due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the Group’s results of operations in a given period.

19

Notes to the Consolidated Financial Statements

The Group maintains liability insurance coverages for various claims and exposures. The Group’s insurance coverage limits its maximum exposure on claims; however, the Group is responsible for any uninsured portion of losses. Management believes that present insurance coverage is sufficient to cover potential exposures.

2.20 Leases

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for those with a lease term of twelve months or less and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The Group’s leased assets consist of various real estate, fleet and equipment leases. The Group has not identified any leased assets that are embedded in service contracts with third parties.

Right-of-use assets reflect the initial measurement of the lease liability, lease payments made at or before the lease commencement date and any initial direct costs less lease incentives that may have been received by the Group. These assets are subsequently measured at cost less accumulated depreciation, impairment losses and remeasurements of the underlying lease liability. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset to the Group or the lease includes a purchase option that the Group is reasonably certain to exercise, the related right-of-use asset is depreciated over the useful life of the underlying asset. Depreciation starts at the commencement date of the lease.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate, which is the rate of interest that the Group would need to pay to borrow, on a collateralized basis, an amount equal to the lease payments over a similar term in a similar economic environment based on information available at the commencement date of the lease. The lease payments included in the measurement of the lease liability comprise fixed payments (including in-substance fixed payments) less any incentives, variable lease payments that depend on an index or rate, expected residual guarantees and the exercise price of purchase options reasonably certain to be exercised by the Group.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability, using the effective interest method, and by reducing the carrying amount to reflect payments made during the lease term. The Group remeasures the lease liability if the lease term has changed, when lease payments based on an index or rate change or when a lease contract is modified and the modification is not accounted for as a separate lease.

Variable payments that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs.

As a practical expedient, lessees are not required to separate non-lease components from lease components, and instead account for any lease and associated non-lease components as a single lease component. The Group has used this practical expedient.

2.21 Loss per share

Holders of the Group’s Class A and Class B ordinary shares have the same rights to share in profits and receive dividends. Accordingly, the Group has one class of ordinary shares for purposes of calculating loss per share.

The calculation of basic loss per share is based on the loss for the year attributable to ordinary equity holders of the Group and the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is computed by dividing the loss for the year attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding in the basic loss per share calculation, both of which are adjusted for the effects of all dilutive potential ordinary shares. Antidilutive effects of potential ordinary shares, which result in an increase in earnings per share or a reduction in loss per share, are not recognized in the computation of diluted loss per share.

20

Notes to the Consolidated Financial Statements

3.	New accounting standards

New standards and interpretations adopted and effective during the period

The following new IFRS standards have been adopted by the Group effective 1 January 2020:

IFRS 9 IAS 39 and IFRS 7 – Interest Rate and Benchmark Reform, Phase I

The IASB issued amendments to IFRS 9, IAS 39, and IFRS 7, Phase I, which provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly impacted by the interest rate benchmark (IBOR) reform. The key relief provided by this amendment relates to risk components, “highly probable requirements”, prospective assessments, retrospective effectiveness test and recycling the cash flow hedging reserve. The adoption of the amendments did not have a material impact on the Consolidated Financial Statements of the Group.

IFRS 3 – Definition of a Business

The IASB issued amendments to IFRS 3 Business Combinations that revised the definition of a business, which assists entities in the evaluation of whether an acquired set of activities and assets is a group of assets or should be considered a business. The amendment allows an entity to apply an optional concentration test to evaluate if the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, constituting a group of assets rather than a business. The amendments are applied to all business combinations and asset acquisitions of the Group on or after 1 January 2020. The adoption of the amendments did not have a material impact on the Consolidated Financial Statements of the Group.

IAS 1 and IAS 8 – Definition of Material

The IASB issued amendments to IAS 1 and IAS 8, to clarify the definition of “material.” The amendment refines the definition of material to information if omitting, misstating or obscuring it could reasonably by expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide information about a specific reporting entity. The amendments are applied to all financial statements and disclosures of the Group effective 1 January 2020. The adoption of the amendments did not have a material impact on the Consolidated Financial Statements of the Group.

Revised Conceptual Framework for Financial Reporting

The IASB issued the Revised Conceptual Framework for Financial Reporting, which sets out the fundamental concepts for financial reporting that guide the Board in developing IFRS Standards. It helps ensure that the Standards are conceptually consistent and that similar transactions are treated the same way, so as to provide useful information for investors, lenders, and other creditors. The Conceptual Framework also assists companies in developing accounting policies when no IFRS Standard applies to a particular transaction. The Revised Conceptual Framework for Financial Reporting is applied to all financial statements and disclosures of the Group effective 1 January 2020. The adoption of the amendments did not have a material impact on the Consolidated Financial Statements of the Group.

New and revised IFRS standards in issue but not yet effective

The following new standards are not yet adopted by or effective for the Group and have not been applied in preparing these financial statements.

IFRS 9 IAS 39 and IFRS 7 – Interest Rate and Benchmark Reform, Phase II

The IASB issued amendments to IFRS 9, IAS 39, and IFRS 7, Phase II, which finalized the IASB’s response to the ongoing reform of interest rate benchmark (IBOR) reform. The amendments complemented Phase I amendments and mainly relate to changes in cash flows, hedge accounting, and disclosures. The amendments are effective for annual periods beginning on or after January 1, 2021. The Group does not expect the adoption of the amendments to have a material impact on the Consolidated Financial Statements of the Group in future periods.

21

Notes to the Consolidated Financial Statements

IFRS 10 and IAS 28 (Amendments) – Sale or Contribution of Assets between Investor and its Associate or Joint Venture:

The IASB issues amendments to IFRS 10 and IAS 28, which relate to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The effective date of the amendments has yet to be set by the Board; however, earlier application of the amendments is permitted. The Group anticipates that the application of these amendments may have an impact on the Consolidated Financial Statements in future periods should such transactions arise.

IAS 1 (Amendments) – Classification of Liabilities as Current or Non-Current

The IASB issues amendments to IAS 1, which affect the presentation of liabilities as current or non-current in the statement of financial position. The amendment does not impact the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after 1 January 2023, with early application permitted. The Group anticipates that the application of these amendments may have an impact on the Consolidated Financial Statements in future periods.

IAS 16 (Amendments) – Property, Plant and Equipment – Proceeds before Intended Use

The IASB issues amendments to IAS 16, which prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use; that is, proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. The amendments are effective for annual periods beginning on or after 1 January 2022, with early application permitted. The Group anticipates that the application of this amendment will not have a material impact on the Consolidated Financial Statements.

IAS 37 (Amendment) - Onerous Contracts – Cost of Fulfilling a Contract

The IASB issues amendments to IAS 37 to specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labor or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting

22

Notes to the Consolidated Financial Statements

period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application. The amendments are effective for annual periods beginning on or after 1 January 2022, with early application permitted. The Group anticipates that the application of these amendments will not have a material impact on the Consolidated Financial Statements.

Annual Improvements to IFRS Standards 2018-2020 Cycle

The Annual Improvements include amendments to four Standards, as detailed below.

IFRS 1 – First-time Adoption of International Financial Reporting Standards

The IASB issues amendments on IFRS 1, which provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a). The amendment is effective for annual periods beginning on or after 1 January 2022, with early application permitted.

IFRS 9 Financial Instruments

The IASB issues amendments on IFRS 9, which clarifies that in applying the ‘10 percent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022, with early application permitted.

IFRS 16 Leases

The IASB issues amendments on IFRS 16, which removes the illustration of the reimbursement of leasehold improvements. As the amendment to IFRS 16 only regards an illustrative example, no effective date is stated.

IAS 41 Agriculture

The IASB issues amendments on IAS 41, which removes the requirement for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pretax or post-tax cash flows and discount rates for the most appropriate fair value measurement. The amendment is applied prospectively, for fair value measurements on or after the date an entity initially applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022, with early application permitted.

The Group anticipates that the application of these amendments will not have a material impact on the Consolidated Financial Statements.

4.	Segment reporting

As disclosed in Note 2, the Group operates and manages its business as one operating segment.

The majority of the Group’s revenue is generated from long-term out-license contracts which provide the customer with exclusive rights to a particular territory, which generally span multiple countries or a particular continent, as well as the Group’s promises to continue development of the underlying compound and to provide supply of the product to the customer upon commercialization. Therefore, based on the nature of the customer agreements, revenue information is not currently available on a country-by-country basis.

23

Notes to the Consolidated Financial Statements

Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows (in thousands):

	2020	2019
North America	37,928	1,967
Europe	19,710	21,420
Asia	4,107	2,405
Other	4,871	6,126

	66,616	31,918

Non-current assets, excluding financial instruments and deferred tax assets, based on the location of the asset is as follows (in thousands):

	2020	2019
North America	471	—
Europe	207,355	196,634
Asia and Other	1,892	1,411

	209,718	198,045

Revenue from transactions with individual customers that exceed ten percent or more of the Group’s total revenue is as follows (in thousands, except for percentages):

	2020		2019
	Revenue	% Total	Revenue	% Total
Customer A	36,270	54.4%	—	—
Customer B	18,572	27.9%	18,198	57.0%
Customer C	*	*	3,935	12.3%

* Less than 10%

5.	Revenue and other income

Revenue from contracts with customers

Disaggregated revenue

The following table summarizes the Groups’ revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers (in thousands):

	2020	2019
License revenue (point in time revenue recognition)	24,067	18,009
Research and development and other service revenue (over time revenue recognition)	42,549	13,909

	66,616	31,918

Reassessment of variable consideration

Subsequent changes to the estimate of the transaction price are generally recorded as adjustments to revenue in the period of change. The Group updates variable consideration estimates on a quarterly basis. The quarterly changes in estimates did not result in material adjustments to the Group’s previously reported revenue or trade receivables during the years ended 31 December 2020 and 2019.

24

Notes to the Consolidated Financial Statements

Contract assets and liabilities

A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below (in thousands):

	Contract Assets	Contract Liabilities
31 December 2018	—	—
Contract asset additions	26,599	—
Amounts transferred to trade receivables	(3,543)	—
Customer prepayments	—	34,366
Revenue recognized	—	(5,319)

31 December 2019	23,056	29,047

Contract asset additions	43,795	—
Amounts transferred to trade receivables	(32,127)	—
Customer prepayments	—	44,418
Revenue recognized	—	(20,399)

31 December 2020	34,724	53,066

The net increase in contract assets and contract liabilities as of 31 December 2020 is primarily due to the execution of new out-license contracts with customers. The Group presents contract assets and contract liabilities arising from the same customer contract on a net basis on the statements of financial position. As of 31 December 2020, $2.2 million and $32.5 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 3 years. As of 31 December 2020, $38.9 million and $14.2 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 5 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.

Remaining performance obligations

Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at year-end. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $331.7 million. The Group expects to recognize the majority of this revenue over the next 4 years.

Out-license agreements

Teva Pharmaceutical Industries Ltd. (Teva)

In August 2020, the Group entered into an exclusive strategic agreement with Teva for the commercialization in the United States of five of the Group’s biosimilar product candidates. The initial pipeline contains biosimilar candidates addressing multiple therapeutic areas. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Teva will be exclusively commercializing the products in the United States pursuant to an intellectual property license granted by the Group to Teva. The agreement includes an upfront payment and subsequent milestone payments due the Group over the development period. The Group and Teva will share profit from the commercialization of the biosimilars.

STADA Arzneimittel AG (STADA)

In November 2019, the Group entered into an exclusive strategic agreement with STADA for the commercialization of seven biosimilars in all key European markets and selected markets outside Europe. The initial pipeline contains biosimilar candidates aimed at treating autoimmunity, oncology, ophthalmology and inflammatory conditions. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while STADA will be exclusively commercializing the products in the relevant territories pursuant to an intellectual property license granted by the Group to STADA. The agreement includes an upfront payment with subsequent milestone payments due the Group over four years from the inception of the agreement.

25

Notes to the Consolidated Financial Statements

Other income

Other income primarily consists of a gain on the contribution of intellectual property to Changchun Alvotech Biopharmaceutical Co. Ltd. (the “joint venture”).

In 2019, the Group’s initial investment in the joint venture was $100.0 million, $90.0 million of which was a contribution of intellectual property related to six specific contract products. In accordance with the terms of the joint venture agreement, the fair value of the contributed intellectual property was estimated by a certified appraiser that was engaged by the Group’s joint venture partner. Prior to the contribution, the Group did not capitalize any development costs relating to the contract products. Therefore, since part of the paid in capital is in the form of non-financial assets, a gain is recognized in the consolidated statements of profit or loss and other comprehensive income or loss in the amount of the unrelated investor’s share in the intellectual property contributed to the joint venture.

The following table presents the components of other income during the years ended 31 December 2020 and 2019 (in thousands):

	2020	2019
Gain on contribution of intellectual property to joint venture	—	45,000
Other	2,833	5,757

	2,833	50,757

6.	Salaries and other employee expenses

The average number of individuals employed by the Group during the years ended 31 December 2020 and 2019 was 488 and 341, respectively. The aggregate salary and other personnel-related costs incurred by the Group for these employees were as follows (in thousands):

	2020	2019
Salary expense	45,904	32,742
Defined contribution plan expense (1)	5,234	3,980
Long-term incentive plan expense	18,053	22,384
Other employee expense	10,186	7,602
Temporary labor	3,441	1,625

	82,818	68,333

(1)

Defined contribution plan expense consists of costs incurred by the Group for employees of certain subsidiaries that are required by local laws to participate in pension schemes. These pension schemes are not sponsored or administered by the Group. Pursuant to the requirements of the schemes, the Group is required to contribute a certain percentage of its payroll costs to the pension schemes. Such contributions are charged to the consolidated statements of profit or loss and other comprehensive income or loss as they become payable in accordance with the rules of the pension schemes.

Salaries and other employee expense is included within the consolidated statements of profit or loss and other comprehensive income or loss as follows (in thousands):

	2020	2019
Research and development expenses	49,043	34,998
General and administrative expenses	33,775	33,335

Total salary and other employee expenses	82,818	68,333

26

Notes to the Consolidated Financial Statements

7.	Finance income and finance cost

Finance income earned during the years ended 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Changes in the fair value of derivatives	5,393	5,194
Interest income from cash and cash equivalents	166	1,732
Other interest income	49	6

	5,608	6,932

Finance cost incurred during the years ended 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Changes in the fair value of derivatives	(60,823)	(59,894)
Interest on debt and borrowings	(91,985)	(90,214)
Interest on lease liabilities	(5,481)	(5,541)
Amortization of deferred debt issue costs	(3,262)	(2,818)

	(161,551)	(158,467)

8.	Depreciation and amortization

Depreciation and amortization expenses incurred during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Depreciation and impairment of property, plant and equipment (see note 11)	10,363	7,390
Depreciation of right of use assets (see note 12)	7,188	6,308
Amortization of intangibles assets (see note 14)	1,010	909

	18,561	14,607

Depreciation and amortization expense is included within the consolidated statements of profit or loss and other comprehensive income or loss as follows (in thousands):

	2020	2019
Research and development expenses	16,358	7,800
General and administrative expenses	2,203	6,807

Total depreciation and amortization expense	18,561	14,607

9.	Income tax

Taxation recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2020 and 2019 is as follows (in thousands):

Current tax	2020	2019
Direct taxes - current	248	425
Direct taxes – prior year	—	105
Other employee expense	—	—

Total current tax	248	530

Deferred tax
Current	(121,974)	(39)
Prior year	—	—

Total deferred tax	(121,974)	(39)

Total income tax credit / (expense)	(121,726)	491

27

Notes to the Consolidated Financial Statements

The factors affecting the tax credit during the year ended 31 December 2020 relates to the initial recognition of a deferred tax asset on accumulated tax losses which, at the end of 2020, management assessed that it was probable that the accumulated tax losses would be fully utilized in the coming years, as further described below.

The effective tax rate for the year of 41.7% (2019: -0.2%) is higher than the applicable statutory rate of corporation tax. The reconciling items between the statutory rate and the effective tax rate are as follows:

	2020	2019
Tax rate	24.9%	24.9%
Effect of tax rate in foreign jurisdictions	(4.9%)	(4.9%)
Recognition of tax losses	27.9%	—
Valuation allowance	(6.2%)	(20.2%)

Effective tax rate	41.7%	(0.2%)

The movement in net deferred taxes during the years ended 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Balance at 1 January	(327)	(366)
Deferred tax credited to profit or loss	121,974	39
Deferred tax charged to other comprehensive income or loss	—	—

Balance at 31 December	121,647	(327)

Deferred tax assets	121,864	—
Deferred tax liabilities	(217)	(327)

Where there is a right of offset of deferred tax balances within the same tax jurisdiction, IAS 12 requires these to be presented after such offset in the consolidated statements of financial position. The closing deferred tax balances included above are after offset; however, the disclosure of deferred tax assets by category below are presented before such offset.

The amount of deferred tax recognized in the consolidated statements of financial position as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Deferred tax assets attributable to temporary differences in respect of tax losses	121,864	—
Deferred tax liabilities attributable to other temporary differences	(217)	(327)

Net deferred tax assets / (liabilities)	121,647	(327)

A deferred tax liability of $0.2 and $0.3 million as of 31 December 2020 and 2019, respectively, has been recognized in relation to fair value remeasurement of customer relationships and other ordinary timing differences.

A deferred tax asset has also been recognized with respect to losses carried forward in Iceland that was not recognized in prior periods. The recognition in 2020 is due to the increase in forecasted profit as per the 2020 ten-year forecast, largely driven by a significant number of new contracts with customers that were executed in 2020 with known milestone payments due at fixed times over the next ten years, relative to the forecasted profit as per the 2019 ten-year forecast. The forecasted profit associated with this milestone revenue is significant and provides for considerable headroom over and above the level needed to support full recognition of the losses. This is the case even after excluding sales-based milestones and taking account some uncertainty over milestones being achieved at the projected times. As such, the Group estimates that the tax loss carryforward will be used against taxable profits in the coming years and, therefore, a non-current deferred tax asset of $121.9 million was recognized as of 31 December 2020.

28

Notes to the Consolidated Financial Statements

These tax losses expire as follows (in thousands):

2023-2025	40,010
2026-2028	234,775
Thereafter	334,533

609,318

10.	Loss per share

Basic loss per share is computed by dividing loss for the year by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is computed by adjusting the calculation of basic loss per share for the effects of dilutive potential ordinary shares from financial instruments that may be converted or exercised into ordinary shares of the Group. For the years ended 31 December 2020 and 2019, 4,261,333 and 4,732,936 potential ordinary shares pursuant to convertible shareholder loan agreements, convertible bond agreements and warrant agreements, respectively, were not included in the calculation of diluted loss per share, since the effect of doing so would result in a reduction of loss per share and thus be antidilutive. Therefore, the calculation of diluted loss per share did not differ from the calculation of basic loss per share.

The calculation of basic and diluted loss per share for the years ended 31 December 2020 and 2019 is as follows (in thousands, except for share and per share amounts):

	2020	2019
Earnings
Loss for the year	(170,044)	(209,876)
Number of shares
Weighted average number of ordinary shares outstanding	6,990,889	6,819,783

Basic and diluted loss per share	(24.32)	(30.77)

Transactions occurring after the reporting period

On 15 March 2021, the Group completed a second round private placement offering for $35.0 million. On 25 June 2021, holders of the Group’s convertible bonds converted $100.7 million of principal and accrued interest and $4.8 million of additional premium into equity. In the second half of 2021, Alvogen and Aztiq exercised their conversion, warrant and funding rights associated with the convertible shareholder loans in exchange for $101.3 million of cash, settlement of accrued-payment-in-kind interest and the conversion of $167.1 million of outstanding principal and accrued payment-in-kind interest. On [ ] December 2021, the Group issued additional ordinary shares to Alvogen, Aztiq and certain other investors at a nominal subscription price. These transactions would have significantly changed the number of ordinary shares outstanding as of 31 December 2020 if the transactions occurred before the end of the reporting period. Refer to Note 26.

11.	Property, plant and equipment

Property, plant and equipment consists of facility and computer equipment, furniture, fixtures and leasehold improvements. Movements within property, plant and equipment during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	Facility equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2020	63,081	26,407	1,444	90,932
Additions	6,334	1,119	32	7,485
Disposals	(197)	—	—	(197)
Translation difference	1,090	74	37	1,201

Balance at 31 December 2020	70,308	27,600	1,513	99,421

29

Notes to the Consolidated Financial Statements

Depreciation
Balance at 1 January 2020	16,652	5,302	1,318	23,272
Depreciation	6,488	1,662	71	8,221
Disposals	(118)	—	—	(118)
Impairment	2,142	—	—	2,142
Translation difference	376	52	30	458

Balance at 31 December 2020	25,540	7,016	1,419	33,975

Net carrying amount

Balance at 31 December 2020	44,768	20,584	94	65,446

	Facility equipment	Furniture, fixtures and leasehold improvements	Computer equipment	Total
Cost
Balance at 1 January 2019	57,324	25,767	1,368	84,459
Additions	6,420	681	102	7,203
Disposals	(422)	(36)	(17)	(475)
Translation difference	(241)	(5)	(9)	(255)

Balance at 31 December 2019	63,081	26,407	1,444	90,932

Depreciation
Balance at 1 January 2019	11,411	3,691	1,186	16,288
Depreciation	5,582	1,652	156	7,390
Disposals	(247)	(36)	(16)	(299)
Translation difference	(94)	(5)	(8)	(107)

Balance at 31 December 2019	16,652	5,302	1,318	23,272

Net carrying amount

Balance at 31 December 2019	46,429	21,105	126	67,660

At 31 December 2020, the Group performed a review of its property, plant and equipment and determined certain laboratory equipment was no longer in use. In assessing resale value, the Group determined the market for resale was non-existent due to the unique nature of the equipment. Management therefore determined to fully impair the assets, resulting in an impairment charge of $2.1 million. The impairment charge has been recognized as an expense within “Research and development expenses” in the consolidated statements of profit or loss and other comprehensive income or loss during the year ended 31 December 2020.

The Group pledged $8.9 million and $11.4 million of property, plant and equipment as collateral to secure bank loans with third parties as of 31 December 2020 and 2019, respectively.

30

Notes to the Consolidated Financial Statements

12.	Leases

The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Right-of-use assets
Balance at 1 January	103,288	101,563
Adjustments for indexed leases	2,983	2,430
New or renewed leases	15,204	5,665
Terminated leases	(2,206)	—
Depreciation	(7,188)	(6,308)
Translation difference	(562)	(62)

Balance at 31 December	111,519	103,288

The Group’s right-of-use assets as of 31 December 2020 and 2019 are comprised of the following (in thousands):

	2020	2019
Right-of-use assets
Facilities	108,646	102,072
Fleet	27	34
Equipment	2,846	1,182

	111,519	103,288

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Lease liabilities
Balance at 1 January	101,794	102,119
Adjustments for indexed leases	2,983	2,430
New or renewed leases	15,937	4,850
Installment payments	(6,087)	(3,841)
Terminated leases	(1,965)	—
Foreign currency adjustment	(3,248)	(3,699)
Translation difference	(467)	(65)

Balance at 31 December	108,947	101,794

Current liabilities	(5,473)	(4,507)
Non-current liabilities	103,474	97,287

The amounts recognized in the consolidated statements of profit or loss and other comprehensive income or loss during the years ended 31 December 2020 and 2019 in relation to the Group’s lease arrangements are as follows (in thousands):

	2020	2019
Depreciation expense from right-of-use assets
Facilities	(6,955)	(6,142)
Fleet	(7)	(6)
Equipment	(226)	(160)

Total depreciation expense from right-of-use assets	(7,188)	(6,308)

Interest expense on lease liabilities	(5,481)	(5,541)
Foreign currency difference on lease liability	3,248	3,699
Loss on terminated leases	(241)	—

Total amount recognized in profit and loss	(9,662)	(8,150)

31

Notes to the Consolidated Financial Statements

The maturity analysis of undiscounted lease payments as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Less than one year	10,588	9,753
One to five years	41,183	37,961
Thereafter	112,371	112,129

	164,142	159,843

The Group’s lease liabilities as of 31 December 2020 and 2019 do not include $0.1 million of costs for short-term leases and low value leases.

13.	Goodwill

The Group’s goodwill balances as of 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Balance as of 1 January	12,226	12,497
Translation difference	1,201	(271)

Balance as of 31 December	13,427	12,226

Goodwill is recognized at the Group level, which is determined to be the smallest cash-generating unit. The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the financial forecast for the period 2021-2030 (2019: 2020-2029) that has been approved by management and the Board of Directors. The Group’s operations are currently in a development phase, and the ten-year forecast includes the initial revenue generating phase when products currently in development will be available for market. The Group determined that the terminal growth rate and the discount rate are the key assumptions used in determining the current estimate of value in use.

Cash flows beyond 2030 (2019: 2029) have been extrapolated using a negative 5.0% terminal growth rate in both the 2020 and 2019 value in use calculations. A discount rate of 21.1% (2019: 21.3%) per annum was used in determining the current estimate of value in use. Since the recoverable amount of the cash-generating unit was substantially in excess of its carrying amount as of 31 December 2020 and 2019, management believes that any reasonably possible change in the key assumptions on which the recoverable amount of the cash-generating unit is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

There were no goodwill impairment charges recognized in the consolidated statements of profit or loss and other comprehensive income or loss in any prior periods.

14.	Intangible assets

Intangible assets consist of software and customer relationships. Movements in intangible assets during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	Software	Customer relationships	Total
Cost
Balance at 1 January 2020	3,465	2,303	5,768
Additions	4,497	—	4,497
Disposals	(389)	—	(389)
Translation difference	30	225	255

Balance at 31 December 2020	7,603	2,528	10,131

Amortization
Balance at 1 January 2020	1,684	987	2,671
Amortization	649	361	1,010
Disposals	1	—	1
Translation difference	17	97	114

Balance at 31 December 2020	2,351	1,445	3,796

Net carrying amount

Balance at 31 December 2020	5,252	1,083	6,335

32

Notes to the Consolidated Financial Statements

	Software	Customer relationships	Total
Cost
Balance at 1 January 2019	2,636	2,354	4,990
Additions	849	—	849
Disposals	(20)	—	(20)
Translation difference	(1)	(51)	(52)

Balance at 31 December 2019	3,464	2,303	5,767

Amortization
Balance at 1 January 2019	1,126	673	1,799
Amortization	580	329	909
Disposals	(20)	—	(20)
Translation difference	(2)	(15)	(17)

Balance at 31 December 2019	1,684	987	2,671

Net carrying amount

Balance at 31 December 2019	1,780	1,316	3,096

Expense for amortization of the Group’s intangible assets is included within the consolidated statements of profit or loss and other comprehensive income or loss as follows (in thousands):

	2020	2019
Research and development expenses	357	319
General and administrative expenses	653	590

	1,010	909

During the years ended 31 December 2020 and 2019, there were no impairment indicators which required an impairment assessment to be performed.

15.	Cash and cash equivalents and restricted cash

Cash and cash equivalents

Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as shown in the consolidated statements of cash flows as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Cash and cash equivalents denominated in US dollars	27,183	64,773
Cash and cash equivalents denominated in other currencies	4,506	2,630

	31,689	67,403

33

Notes to the Consolidated Financial Statements

Restricted cash

Restricted cash as shown on the consolidated statements of financial position relates to cash that may only be used pursuant to certain of the Group’s borrowing arrangements. Therefore, these deposits are not available for general use by the Group. Movements in restricted cash balances during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Balance at 1 January	10,086	12,752
Restricted cash used for repayment of debt	—	(2,747)
Interest income	1	81

Balance at 31 December	10,087	10,086

The Group’s restricted cash is available for use after one year or later. Movements in restricted cash are not reflected in the Group’s consolidated statements of cash flows.

16.	Other current assets

The composition of other current assets as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Value-added tax	3,858	2,108
Prepaid expenses	5,922	1,246
Other short-term receivables	1,542	1,558

	11,322	4,912

17.	Share capital

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all liabilities. Equity instruments issued by a Group entity are recognized in the amount of the proceeds received, net of direct issue costs.

The Group’s equity consists of Class A and Class B ordinary shares. The Group’s authorized share capital is $10.0 million, consisting of the equivalent of 1,000,000,000 Class A ordinary shares with a par value of $0.01 per share. The Group’s Board of Directors has the authority to issue shares, grant options to subscribe for shares and issue any other instruments giving access to shares within the authorized share capital limits. All share capital issued as of 31 December 2020 and 2019 is fully paid.

Holders of Class A and Class B ordinary shares have the same rights and entitlements with respect to sharing in profits and participating in dividends. While each Class A ordinary share is entitled to one vote in general meetings of shareholders, the Class B ordinary shares are non-voting shares except for resolutions as required by law. Such resolutions include modifications to the rights of the Class B ordinary shares or resolutions resolving on a reduction of capital or liquidation of the Group. Each Class B ordinary share is convertible into one Class A ordinary share upon the occurrence of an IPO.

Share capital and share premium of the Group’s Class A and Class B ordinary shares issued as of 31 December 2020 and 2019 is as follows (in thousands, except for share amounts):

	2020		2019
	Shares	Share capital and share premium	Shares	Share capital and share premium
Class A ordinary shares	7,163,438	164,384	6,841,361	99,999
Class B ordinary shares	95,701	2,429	95,701	2,429

Total share capital and share premium	7,259,139	166,813	6,937,062	102,428

34

Notes to the Consolidated Financial Statements

Movements in the Group’s Class A and Class B ordinary shares, share capital and share premium during the years ended 31 December 2020 and 2019 are as follows (in thousands, except for share amounts):

	Class A Shares	Class B Shares	Share capital	Share premium	Total
Balance at 1 January 2019	6,666,667	87,126	67	70,124	70,191
Share issue	174,694	8,575	2	32,543	32,545
Transaction costs arising on share issue	—	—	—	(308)	(308)

Balance at 31 December 2019	6,841,361	95,701	69	102,359	102,428

Share issue	322,077	—	4	64,997	65,001
Transaction costs arising on share issue	—	—	—	(616)	(616)

Balance at 31 December 2020	7,163,438	95,701	73	166,740	166,813

No dividends were paid or declared during the years ended 31 December 2020 and 2019.

18.	Borrowings

The Group’s debt consists of interest-bearing borrowings from both financial institutions and related parties. Outstanding borrowings, net of transaction costs, presented on the consolidated statements of financial position as current and non-current as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Convertible shareholder loans, net of debt issue costs (see note 21)	177,612	139,896
Convertible bonds, net of debt issue costs	381,338	324,191
Other borrowings	8,949	11,519

Total outstanding borrowings, net of debt issue costs	567,899	475,606
Less: current portion of borrowings	(2,503)	(2,319)

Total non-current borrowings	565,396	473,287

Convertible shareholder loans

On 22 December 2017, the Group entered into convertible shareholder loans with Alvogen and Aztiq for a total principal amount of $146.5 million and $11.7 million, respectively. The convertible shareholder loans have a repayment date of 31 December 2022. Interest on the loans is 15% of the outstanding principal balance, payable semi-annually on 30 April and 31 October of each year, commencing on 30 April 2018. Interest accrued and unpaid at the end of each interest period increases the principal of obligations owed by the Group to the lenders. The loan agreements set forth terms and conditions between the Company and the lenders, inclusive of certain representations and non-financial covenants. In connection with the issuance of the convertible bonds, as described further below, the Group used $75.0 million of the proceeds to partially repay the outstanding balance on the convertible shareholder loans with Alvogen. $50.0 million of the partial repayment was made during the year ended 31 December 2018; the remaining $25.0 million of the partial repayment was made during the year ended 31 December 2019.

On 14 May 2019, Aztiq provided an additional $50.0 million term loan to the Group. This loan has a repayment date in March 2024 and has been provided on the same payment and interest terms as the previous convertible shareholder loans. Additionally, on 14 May 2019, Alvogen assigned and transferred $50.0 million of outstanding principal on its convertible shareholder loans to Aztiq.

On 30 June 2020, Alvogen provided another convertible loan to the Group for $30.0 million, which was convertible into Class A ordinary shares at Alvogen’s option. Alvogen exercised its conversion right on 21 October 2020 in connection with the issuance of ordinary shares through a private placement offering.

35

Notes to the Consolidated Financial Statements

On 21 October 2020, Aztiq assigned and transferred $23.1 million of the principal amount outstanding under its convertible shareholder loans to four new lenders and Alvogen. Concurrently, the new lenders also became new shareholders as a result of their participation in the aforementioned private placement offering.

As of 31 December 2020 and 2019, the outstanding principal balance on the convertible shareholder loans, including payment-in-kind interest added to the principal, is $171.6 million and $135.7 million, respectively. Accrued interest on the convertible shareholder loans as of 31 December 2020 and 2019 is $6.2 million and $4.5 million, respectively.

The Group has the option, at any time, to prepay all or any part of the outstanding principal and accrued interest on the convertible shareholder loans. Notwithstanding a prepayment of the convertible shareholder loans, the lenders have the option to convert the convertible shareholder loans into equity of the Group, in the form of Class A ordinary shares. The amount convertible for each shareholder is representative of a percentage of interest in the Group that is equal to the higher of a fixed conversion rate or reduced conversion rate that is contingent upon future equity issuances, subject to a maximum cap and may be converted, in whole or in part, up to twenty-eight days prior to an IPO. Furthermore, the lenders received certain warrant rights and additional funding rights in connection with the issuance of the convertible shareholder loans. The warrant rights may be exercised, in whole or in part, up to twenty-eight days prior to an IPO. The additional funding rights may be exercised, in whole or in part, up to three months prior to an IPO.

The derivatives associated with the convertible shareholder loans, which consist of conversion rights, warrant rights, excess warrant rights and funding rights, are recorded as “Derivative financial liabilities” in the consolidated statements of financial position. As of 31 December 2020 and 2019, the fair value was $534.7 million and $473.9 million, respectively, and the Group recorded an unrealized loss of $60.8 million and $59.9 million, respectively, recorded as a component of “Finance costs” in the consolidated statements of profit or loss and other comprehensive income or loss. Fair value measurements of the derivative financial liabilities are set out in Note 24.

Convertible bonds

On 14 December 2018, the Group issued $300.0 million of convertible bonds to multiple third-parties. The offering included $125.0 million of Tranche A bonds that included a guarantee from Alvogen and a 10% bonus if the bondholders convert at the time of an IPO. In addition, $175.0 million of Tranche B bonds were issued that do not have a guarantee but include a 25% bonus if the bondholders elect to convert at the time of an IPO. The bonds offer a 15% payment-in-kind interest rate and a put option to sell the bond back to the Group if an IPO has not occurred within three years from the original date of issuance. $10.0 million was set aside in a reserved cash account as collateral to satisfy the requirement that the Company always maintain a liquidity account with at least $10.0 million. Such reserved cash is presented as “Restricted cash” on the consolidated statements of financial position. During the year ended 31 December 2019, the Group closed on the remaining $68.0 million of borrowings.

As of 31 December 2020 and 2019, the outstanding principal balance on the convertible bonds, including payment-in-kind interest added to the principal, is $391.2 million and $337.7 million, respectively. Accrued interest on the convertible bonds as of 31 December 2020 and 2019 is $2.6 million and $2.3 million, respectively.

The Group has the option, at any time, to prepay all or any part of the outstanding principal and accrued interest on the convertible bonds. If the Group elects to prepay the convertible bonds within the first two years of the bond agreement, the bondholders are entitled to be paid an additional premium of at least 1.0% of the outstanding principal at the time of such prepayment. Notwithstanding a prepayment of the convertible bonds, the bondholders have the option to convert the bonds into equity of the Company up to fourteen days prior to maturity date, in the form of Class A ordinary shares. The bonds mature on 14 December 2023 unless otherwise redeemed, converted, purchased or cancelled prior to the maturity date.

The derivatives associated with the convertible bonds are recorded as “Derivative financial liabilities” in the consolidated statements of financial position. As of 31 December 2020 and 2019, the fair value was $0 and $5.4 million, respectively, and the Group recorded an unrealized gain of $5.4 million and $5.2 million, respectively, recorded as a component of “Finance income” in the consolidated statements of profit or loss and other comprehensive income or loss. Fair value measurements of the derivative financial liabilities are set out in Note 24.

36

Notes to the Consolidated Financial Statements

Other borrowings

In 2015 and 2016, the Group entered into several term loan agreements with a financial institution for a total principal amount of $25.9 million. The loan agreements set forth terms and conditions between the Group and the financial institution, inclusive of certain representations and non-financial covenants. Per the terms of the loan agreements, the loans mature throughout late 2023 and into the second half of 2024, depending on the issuance date of each loan. Interest on the loans is variable 1 month USD LIBOR plus 4.95%, payable on a monthly basis. Interest accrued and unpaid at the end of each interest period increases the principal obligations owed by the Group to the financial institution. As of 31 December 2020 and 2019, the outstanding principal balance on the loans, including accrued interest, is $8.1 million and $10.4 million, respectively. The Group is in compliance with all representations and non-financial covenants required by these agreements. In addition, the Group has pledged property, plant and equipment as collateral to secure these borrowings, as further described in Note 11.

In 2019, the Group entered into two loan agreements with two separate lenders. Per the terms of the loan agreements, the loans mature in early 2024 and late 2029, depending on the issuance date of each loan. As of 31 December 2020 and 2019, the outstanding principal balance on the loans, including accrued interest, is $0.9 million and $1.1 million, respectively.

Movements in the Group’s outstanding borrowings during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Borrowings, net at 1 January	475,606	295,849
Net proceeds from new borrowings	30,000	113,825
Loans from related party converted to equity	(30,000)	—
Repayments of borrowings	(2,896)	(27,053)
Accrued interest	91,985	90,214
Amortization of deferred debt issue costs	3,262	2,818
Foreign currency exchange difference	(58)	(47)

Borrowings, net at 31 December	567,899	475,606

The weighted-average interest rates of outstanding borrowings for the years ended 31 December 2020 and 2019 are 14.85% and 14.84%, respectively.

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Within one year	2,503	2,319
Within two years	115,788	2,472
Within three years	396,651	32,983
Within four years	64,166	452,009
Thereafter	1,545	1,839

	580,653	491,622

19.	Long-term incentive plans

Share appreciation rights

Prior to 2019, the Group granted SARs to three former employees. During the years ended 31 December 2020 and 2019, the Group granted SARs to one and two current employees, respectively.

The Group’s SAR liability as of 31 December 2020 and 2019 totaled $30.1 million and $22.3 million, respectively. Expense recognized for the Group’s SAR liability for the years ended 31 December 2020 and 2019 totaled $7.8 million and $22.3 million, respectively. The vested portion of the Group’s SAR liability as of 31 December 2020 is $24.7 million. As of 31 December 2020, the Group expects to settle the SARs in 2021 and 2022.

37

Notes to the Consolidated Financial Statements

Significant assumptions used in the Black-Scholes-Merton pricing model as of 31 December 2020 and 2019 are as follows:

	2020	2019
Risk-free interest rate	0.1%	1.6%
Volatility rate	42.0%	42.0%
Expected dividend yield	—	—
Expected life	1.0 – 1.2 years	1.4 – 2.5 years
Share price at valuation	$1,465	$1,231
Strike price	$904 - $1,296	$839 - $1,200

The risk-free interest rate is the continuously compounded risk free rate for a one-year US government zero-yield bond. Expected volatility is based on historical data from a peer group of public companies. The expected life is based on when the Group expects each holder’s award will be fully vested and settled by the Group, which is dependent on management’s expectation of when specified triggering events requiring settlement will occur. The share price at valuation is based on the Group’s equity valuation at the time of various equity-related transactions that occurred during 2020 and 2019. The strike price represents actual and anticipated increases in equity between the SAR agreement date and the anticipated dates of settlement triggering events. The strike price is used to determine the difference between the equity value at the time of the settlement triggering event and the original equity value of the Group.

Employee incentive plan

Movements in the Group’s employee incentive plan liabilities during the years ended 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Balance at 1 January	510	419
Additions	10,322	91
Payments	(331)	—

Balance at 31 December	10,501	510

20.	Litigation

As of the issuance date of these consolidated financial statements, the Group is involved in four litigations in the United States arising out of the development of its adalimumab biosimilar, and the filing of the corresponding biologics license application with the U.S. Food and Drug Administration.

In March 2021, AbbVie Inc. and AbbVie Biotechnology Ltd. (collectively, “AbbVie”) filed an action in the Northern District of Illinois against Alvotech hf. alleging trade secret misappropriation. The complaint pleads, among other things, that Alvotech hf. hired a certain former AbbVie employee in order to acquire and access trade secrets belonging to AbbVie. The complaint seeks, among other things, judgment in AbbVie’s favor, injunctive relief, damages and attorney fees. In May 2021, Alvotech hf. moved to dismiss the case. In October 2021, the court granted Alvotech hf.’s motion and dismissed the case for lack of personal jurisdiction. In November 2021, AbbVie appealed the dismissal in the Court of Appeals or the Seventh Circuit. If AbbVie is able to overturn the dismissal of the case, or to file similar claims in a different jurisdiction, and if the Group fails in defending AbbVie’s claims regarding trade secret misappropriation, in addition to paying monetary damages, the Group may lose valuable intellectual property rights or personnel, which could have a material adverse effect on its business. Even if the Group is successful in defending against such claims, litigation could result in substantial costs.

38

Notes to the Consolidated Financial Statements

In April 2021, AbbVie filed an action in the Northern District of Illinois against Alvotech hf. alleging infringement of four patents. The complaint seeks, among other things, judgment in AbbVie’s favor, injunctive relief and attorney fees. In June 2021, Alvotech hf. moved to dismiss the case and in August 2021, such motion was denied. This case is pending. In September 2021, Alvotech hf. answered and counterclaimed, alleging that the asserted patents are invalid, unenforceable, and not infringed. Alvotech hf. seeks, among other things, judgment in its favor, a denial of AbbVie’s claim for relief, and attorney fees. In October 2021, AbbVie moved to dismiss certain of Alvotech hf.’s counterclaims and affirmative defenses. The Court has not ruled on AbbVie’s motion.

In May 2021, AbbVie filed an action in the Northern District of Illinois against Alvotech hf. alleging infringement of fifty-eight patents. The complaint seeks, among other things, judgment in AbbVie’s favor, injunctive relief, monetary damages and attorney fees. In June 2021, Alvotech hf. moved to dismiss the case. The court has not yet ruled on Alvotech hf.’s motion. An amended complaint was filed in November 2021, adding two patents.

The above two patent cases filed by AbbVie in April 2021 and May 2021 are now proceeding in parallel pursuant to a scheduling order entered in both cases in September 2021. Pursuant to that order, in a first phase of litigation, the cases will be limited to ten patents. All other asserted patents are stayed. The order further states that, among other things, trial will commence in August 2022, and that the court plans to issue its trial decision by the end of October 2022. In light of that, Alvotech hf. agreed not to launch AVT02 in the United States prior to the issuance of the court’s decision.

In May 2021, Alvotech USA Inc. and Alvotech hf. (collectively, “Alvotech”) filed an action in the Eastern District of Virginia against AbbVie seeking a declaratory judgment that the four AbbVie patents mentioned above in the April 2021 patent case filed by AbbVie are not infringed, invalid and unenforceable. The complaint seeks, among other things, judgment in Alvotech’s favor, injunctive relief and attorney fees. In June 2021, AbbVie moved to dismiss the case, or in the alternative, to have the case transferred to Illinois. In October 2021, the Virginia court granted AbbVie’s motion in part, and ordered that the case be transferred to Illinois. Alvotech voluntarily dismissed this case after the transfer.

In the event of a successful claim of patent infringement against Alvotech, the Group may, in addition to being blocked from the market, have to pay substantial monetary damages, including treble damages and attorney fees for willful infringement, pay royalties, redesign its infringing products or obtain a license from AbbVie, which may be impossible or require substantial time and monetary expenditure. Therefore, these matters could have a material adverse effect on the Group. Even if the Group is successful in defending against AbbVie’s patent infringement claims, litigation could result in substantial costs.

The Group disputes these claims made by AbbVie and intends to defend the matters vigorously. Given the uncertainty of the litigation, the preliminary stage of the cases and the legal standards that must be met for, among other things, success on the merits, the Group cannot estimate the reasonably possible loss or range of loss that may result from these actions. Further, the Group does not consider that these matters give rise to a probable loss and as such, no amounts have been accrued with respect to these matters as of the date of issuance of these consolidated financial statements. The Group will continue to monitor developments of these litigations and reassess the potential financial statement impact at each future reporting period.

The Group incurred approximately $7.9 million and $4.2 million in legal expenses during the years ended 31 December 2020 and 2019, respectively, in preparation for, and/or in relation to, these litigations. Aside from these matters, the Group is not currently a party to any material litigations or similar matters.

21.	Related parties

Related parties are those parties which have considerable influence over the Group, directly or indirectly, including a parent company, owners or their families, large investors, key management personnel and their families and parties that are controlled by or dependent on the Group, such as affiliates and joint ventures. Key management personnel include the Group’s executive officers and directors, since these individuals have the authority and responsibility for planning, directing and controlling the activities of the Group. Interests in subsidiaries are set out in Note 1.

Transactions with related parties

A related party transaction is a transfer of resources, services or obligations between the Group and a related party, regardless of whether a price is charged. The Group engages with related parties for both purchased and sold services, loans and other borrowings and other activities.

39

Notes to the Consolidated Financial Statements

The Group entered into two lease agreements with Fasteignafélagið Sæmundur hf. in January 2019 and October 2020 for facilities in Iceland, both with remaining lease terms of approximately 18 years as of 31 December 2020. The Group also entered into ten separate lease agreements with HRJAF ehf. throughout 2019 and 2020 for a group of apartment buildings in Iceland used for temporary housing of employees and third party contractors. Two of the leases were terminated during the year ended 31 December 2020. The remaining lease terms for the other eight leases approximate 8 years, on average, as of 31 December 2020.

The Group provides and receives certain support services through arrangements with Alvogen and Alvogen Malta (Outlicensing) Ltd. (Adalvo). Services provided to Alvogen consist of finance, administrative, legal and human resource services. Services received from Alvogen primarily consist of marketing, salary processing and information technology support services. Services received from Adalvo primarily consist of legal, regulatory, supply chain management and portfolio and market intelligence services.

Purchased service includes rental fees and service expenses, as described above. Rental fees and service expenses with related parties are presented as “General and administrative expenses” or “Research and development expenses” in the consolidated statements of profit or loss and other comprehensive income or loss, depending on the nature of the service performed and expense incurred by the Group. Rental liabilities from lease arrangements with related parties are presented as a component of “Lease liabilities” on the consolidated statements of financial position. Service payables are presented as “Liabilities to related parties” on the consolidated statements of financial position.

Interest includes interest expense on borrowings. Interest expenses on loans from related parties are presented as “Finance costs” in the consolidated statements of profit or loss and other comprehensive income or loss. Borrowings are presented as “Borrowings” and “Current maturities of borrowings” on the consolidated statements of financial position.

Sold service includes services provided to related parties, as described above. Income from related parties for such services are presented as “Other income” in the consolidated statements of profit or loss and other comprehensive income or loss. Amounts receivable for such activities are presented as “Receivables from related parties” on the consolidated statements of financial position. The Group has not recorded bad debt provisions for its receivables from related parties.

Related party transactions as of and for the year ended 31 December 2020 are as follows (in thousands):

	Purchased service / interest	Sold service	Receivables	Payables/ loans
Alvogen Lux Holdings S.à r.l. – Sister company (a)	9,452	1,134	—	68,237
Aztiq Pharma Partners S.à r.l. – Sister company (a)	19,471	—	—	123,671
Fasteignafélagið Sæmundur hf. – Sister company	8,111	—	—	84,650
Alvogen Iceland ehf. – Sister company	2,268	1,310	38	21
Alvogen ehf. – Sister company	40	—	—	40
Alvogen UK – Sister company	1,153	—	—	132
Lotus Pharmaceuticals Co. Ltd. – Sister company (b)	3,060	—	—	7,440
Alvogen Emerging Markets – Sister company	68	—	—	11
Alvogen Inc. – Sister company	67	—	—	23
Changchun Alvotech Biopharmac. Co. Ltd (c)	—	—	323	—
Alvogen PB R&D LLC	—	7	—	—
Alvogen Malta Operations Ltd – Sister company	239	—	—	—
Alvogen Malta Group Services – Sister company	478	—	—	40
Alvogen Malta Sh. Services – Sister company	101	—	—	—
Alvogen Malta LTD – Sister company	—	4	—	—
Alvogen Malta (Outlicensing) Ltd – Sister company	142	185	26	58
Alvogen Spain SL – Sister Company	132	—	—	—
Norwich Clinical Services Ltd – Sister Company	92	—	—	42
Alvogen Pharma Pvt Ltd – Sister Company	218	—	—	—
HRJAF ehf – Sister company	1,083	—	—	9,191

	46,175	2,640	387	293,556

40

Notes to the Consolidated Financial Statements

(a)	The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing long-term liabilities (see Note 18).
(b)

Payables to Lotus Pharmaceuticals Co. Ltd. consists of the long-term liability as further described in Note 2. This long-term liability is presented as “Other long-term liability to related party” on the consolidated statements of financial position.

(c)

The amount receivable from Changchun Alvotech Biopharmac. Co. Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group. This receivable is presented as a component of “Investment in joint venture” on the consolidated statements of financial position.

Related party transactions as of the for the year ended 31 December 2019 are as follows (in thousands):

	Purchased service / interest	Sold service	Receivables	Payables/ loans
Alvogen Lux Holdings S.à r.l. – Sister company (a)	10,170	—	—	53,248
Alvogen Aztiq AB – Sister company (a)	804	—	—	—
Aztiq Pharma Partners S.à r.l. – Sister company (a)	11,390	—	—	127,325
Fasteignafélagið Sæmundur hf. – Sister company	6,901	—	—	81,841
Alvogen Iceland ehf. – Sister company	817	1,690	35	—
Alvogen UK – Sister company	1,060	—	—	174
Norwich Pharmaceuticals Inc. Sister company	—	—	—	2,613
Alvogen Inc. – Sister company	455	—	—	2,119
Changchun Alvotech Biopharmac. Co. Ltd	—	—	—	5,000
Alvogen Malta Operations Ltd – Sister company	849	—	—	550
Alvogen Malta (Outlicensing) Ltd - Sister company	—	102	—	29
Alvogen Spain SL - Sister Company	78	—	—	1
Norwich Clinical Services Ltd - Sister Company	74	—	—	17
Alvogen Pharma Pvt Ltd - Sister Company	183	—	—	23
HRJÁF ehf - Sister company	243	—	—	3,416

	33,024	1,792	35	276,356

(a)

The full amount of purchased service relates to interest expenses from long-term liabilities and nearly the full amount of payables / loans are interest-bearing long-term liabilities (see Note 18). Payables/loans also includes $0.3 million of short term payables.

Commitments and guarantees

The Group does not have any contractual commitments with its related parties other than the receivables, loans and payables previously disclosed. Alvogen guarantees $125.0 million of the Group’s borrowings and $10.0 million of the Group’s lease arrangements with other related parties.

41

Notes to the Consolidated Financial Statements

Key management personnel

Compensation of key management personnel, which includes the Group’s executive officers, during the years ended 31 December 2020 and 2019 was as follows (in thousands):

	2020	2019
Short-term employee benefits	5,307	2,656
Other long-term benefits	106	—
Termination benefits	237	—

	5,650	2,656

The Group’s directors were not provided with any compensation during the years ended 31 December 2020 and 2019.

22.	Other current liabilities

The composition of other current liabilities as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Unpaid salary and salary related expenses	8,721	4,759
Accrued vacation leave	3,682	2,325
Accrued expenses	4,013	3,877

	16,416	10,961

23.	Interests in joint ventures

In September 2018, Alvotech hf., a subsidiary of the Group, entered into a joint venture agreement with Changchun High & New Technology Industries (Group) Inc. (the “joint venture partner”) to form a newly created joint venture entity, Changchun Alvotech Biopharmaceutical Co., Ltd. (the “joint venture” or “JVCO”). The purpose of the JVCO is to develop, manufacture and sell biosimilar products in the Chinese market. The JVCO’s place of business is also the country of incorporation.

Name of entity	Place of	Ownership interest		Carrying Amount
	business	2020	2019	2020	2019
Changchun Alvotech Biopharm. Co. Ltd.	China	50.0%	50.0%	56,679	54,020

The proportion of ownership interest is the same as the proportion of voting rights held by the Group. Management evaluated whether the Group’s voting rights are sufficient for providing a practical ability to direct the relevant activities and strategic objectives of JVCO unilaterally. As the Group does not hold a majority of the voting rights, the Group does not control JVCO. As a result, the Group’s investment in JVCO is accounted for using the equity method.

The following table provides the change in the Group’s investment in a joint venture during the years ended 31 December 2020 and 2019 (in thousands):

	2020	2019
Balance at 1 January	54,020	—
Additions (1)	—	55,000
Share in losses	(1,505)	(192)
Translation difference	4,164	(788)

Balance at 31 December	56,679	54,020

(1)	Additions represent the Group’s investment in JVCO, which is comprised of $10.0 million in cash and $45.0 million in intellectual property contributions.

The tables below provide summarized financial information for the JVCO. The information disclosed reflects the amounts presented in the financial statements of the JVCO and not the Group’s share of those amounts. They have been amended to reflect adjustments made by the Group when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

42

Notes to the Consolidated Financial Statements

Summarized Statements of Financial Position (in thousands)	2020	2019
Current assets
Cash and bank balances	59,478	45,416
Receivable	—	55,000
Other current assets	25,172	125

Total current assets	84,650	100,541

Total non-current assets	34,519	7,531

Current liabilities
Financial liabilities	323	—
Other current liabilities	5,785	308

Total current liabilities	6,108	308

Net assets	113,061	107,764

Reconciliation to carrying amounts (in thousands):	2020	2019
Opening net assets at 1 January	107,764	—
Profit / (loss) for the period	(3,010)	(384)
Other comprehensive income	—	—
Cash contributions of owners	—	55,281
Receivable from owners		55,000
Dividends paid	—	—
Other, net	8,307	(2,133)

Closing net assets at 31 December	113,061	107,764

Group’s share in %	50%	50%
Group’s share in USD	56,531	53,882
Other	148	138

Carrying amount	56,679	54,020

Summarized Statements of Profit or Loss &Other Comprehensive Income (in thousands)	2020	2019*
Revenue Interest income	— 2,518	— 761
Depreciation and Amortization	26	9
Interest expense	—	—
Income tax expense	—	—
Other expenses	4,844	1,314
Exchange rate differences	658	(179)

Loss from continued operations	(3,010)	(383)

Loss from discontinued operations	—	—
Loss for the period	(3,010)	(383)
Other comprehensive income	—	—
Total comprehensive loss	(3,010)	(383)
Dividends received from joint venture entity	—	—

*	From the date of incorporation of 11 March 2019.

The Group did not receive any dividends from JVCO during the years ended 31 December 2020 and 2019. The Group had a $5.0 million commitment to provide a cash contribution to JVCO as of 31 December 2019, which was paid during the year ended 31 December 2020. Similarly, the joint venture partner had a $50.0 million commitment to provide a cash contribution to JVCO as of 31 December 2019, which was also paid during the year ended 31 December 2020. The Group does not have any remaining

43

Notes to the Consolidated Financial Statements

commitments to JVCO as of 31 December 2020. Furthermore, the Group does not have any contingent liabilities relating to its interests in JVCO as of 31 December 2020 or 2019. While there are no significant restrictions resulting from contractual arrangements with JVCO, entities in China are subject to local exchange control regulations. These regulations provide for restrictions on exporting capital from those countries, other than dividends.

24.	Financial instruments

Accounting classification and carrying amounts

Financial assets as of 31 December 2020 and 2019, all of which are measured at amortized cost, are as follows (in thousands):

	2020	2019
Cash and cash equivalents	31,689	67,403
Restricted cash	10,087	10,086
Trade receivables	583	22,353
Other current assets	11,322	4,912
Receivables from related parties	387	35

	54,068	104,789

Financial liabilities as of 31 December 2020 and 2019 are as follows (in thousands):

	2020	2019
Borrowings (measured at amortized cost)	567,899	475,606
Derivative financial liabilities (measured at FVTPL)	534,692	479,263
Other long-term liability to related party (measured at FVTPL)	7,440	—
Long-term incentive plan (measured at FVTPL)	40,593	22,293
Trade and other payables (measured at amortized cost)	11,959	11,732
Lease liabilities (measured at amortized cost)	108,947	101,794
Liabilities to related parties (measured at amortized cost)	367	10,780
Other current liabilities	16,416	10,961

	1,288,313	1,112,429

It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of the convertible bonds and convertible shareholder loans, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	At 31 December 2020
	Carrying Amount	Fair Value
Convertible bonds	391,244	399,388
Convertible shareholder loans	171,574	210,026

	562,818	609,414

	At 31 December 2019
	Carrying Amount	Fair Value
Convertible bonds	337,652	341,423
Convertible shareholder loans	135,682	169,457

	473,334	510,880

44

Notes to the Consolidated Financial Statements

Fair value measurements

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured to fair value on a recurring basis as of 31 December 2020 and 2019 (in thousands):

	2020
	Level 1	Level 2	Level 3	Total
Convertible shareholder loans
Conversion rights and warrant rights	—	—	220,695	220,695
Funding rights	—	—	176,888	176,888
Excess warrant rights	—	—	137,109	137,109

	—	—	534,692	534,692

	2019
	Level 1	Level 2	Level 3	Total
Convertible bonds
Conversion rights	—	—	5,393	5,393
Convertible shareholder loans
Conversion rights and warrant rights	—	—	169,644	169,644
Funding rights	—	—	199,843	199,843
Excess warrant rights	—	—	104,383	104,383

	—	—	479,263	479,263

The Group recognized derivative financial liabilities related to the equity conversion rights in the convertible bonds as well as the equity conversion rights, warrant rights and funding rights in the convertible shareholder loans.

Convertible bonds

The fair value of the derivatives associated with the convertible bonds was $0 and $5.4 million at 31 December 2020 and 2019, respectively. Changes in the fair value of the financial instruments during the period are recognized in the consolidated statements of profit or loss and other comprehensive income or loss.

The equity conversion features associated with the convertible bonds was determined using a lattice model that incorporated inputs as further described below. Probabilities associated with the timing of exercise and/or repayment of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date. The following table presents the assumptions that were used for the model in valuing the equity conversion rights:

	2020	2019
Stock price at valuation	$201.82	$177.45
Conversion ratio	0.387	0.387
Volatility rate	42.5%	42.5%
Risk-free interest rate	0.1%	1.6%
Expected dividend yield	0.0%	0.0%
Risk-adjusted yield	11.8%	15.2%
Expected life	0.95 years	0.95-1.95 years

The stock price at valuation is based on the Group’s equity valuation upon arms-length transactions that occurred in 2020 and 2019, respectively. The conversion ratio is a calculation based on the stated conversion price of each instrument. The volatility rate is based on historical data from a peer group of public companies with an enterprise value between $500 million and $5 billion. The risk-free interest rate is based on U.S. treasury yields corresponding to the expected life input into the pricing model. The expected dividend yield is based on the Group’s expectations for annual dividends and indicated stock price. The risky yield is calculated as of the issuance date of the instruments such that the value of the instrument is equal to its purchase price less any original issue discount. It is then adjusted as of each valuation date based on changes in market yields. The expected life is based on when the Group expects the bond to either reach maturity or be redeemed through conversion or redemption.

45

Notes to the Consolidated Financial Statements

Convertible shareholder loans

The fair value of the derivatives associated with the convertible shareholder loans is $534.7 million and $473.9 million at 31 December 2020 and 2019, respectively. Changes in the fair value of the financial instruments during the period are recognized in the consolidated statements of profit or loss and other comprehensive income or loss.

The fair value of the equity conversion rights and warrant rights associated with the convertible shareholder loans was determined using a lattice model that incorporated inputs as further described below. Probabilities associated with the timing of exercise and/or repayment of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

The following table presents the assumptions that were used for the model in valuing the equity conversion rights and warrant rights:

	2020	2019
Stock price at valuation	$201.82	$177.45
Conversion ratio	1.399	1.321
Volatility rate	42.5%	42.5%
Risk-free interest rate	0.1%	1.6%
Expected dividend yield	0.0%	0.0%
Risky yield	14.2%	18.5%
Expected life	1-2 years	1-3 years

The stock price at valuation is based on the Group’s equity valuation upon arms-length transactions that occurred in 2020 and 2019, respectively. The conversion ratio is a calculation based on the stated conversion price of each instrument. The volatility rate is based on historical data from a peer group of public companies with an enterprise value between $500 million and $5 billion. The risk-free interest rate is based on U.S. treasury yields corresponding to the expected life input into the pricing model. The expected dividend yield is based on the Group’s expectations for annual dividends and indicated stock price. The risky yield is calculated as of the issuance date of the instruments such that the value of the instrument is equal to its face value. It is then adjusted as of each valuation date based on changes in market yields. The expected life is based on when the Group expects the loans to either reach maturity or be redeemed through conversion or redemption.

The fair value of the funding rights and excess warrant rights associated with the convertible shareholder loans was determined using a Black-Scholes Option Pricing Model. The following table presents the assumptions that were used for the model in valuing the funding rights and excess warrant rights:

	2020	2019
Stock price at valuation	$201.82	$177.45
Strike price	$71.47	$75.68
Volatility rate	42.5%	42.5%
Risk-free interest rate	0.1%	1.6%
Expected dividend yield	0.0%	0.0%
Expected life	1-2 years	1-3 years

The stock price at valuation is based on the Group’s equity valuation upon arms-length transactions that occurred in 2020 and 2019, respectively. The strike price is based on the stated strike price of each instrument. The volatility rate is based on historical data from a peer group of public companies with an enterprise value between $500 million and $5 billion. The risk-free interest rate is based on U.S. treasury yields corresponding to the expected life input into the pricing model. The expected dividend yield is based on the Group’s expectations for annual dividends and indicated stock price. The expected life is based on when the Group expects the loans to either reach maturity or be redeemed through conversion or redemption.

In aggregate, the fair value of the derivative liabilities associated with the convertible shareholder loans and convertible bonds at 31 December 2018 was $424.6 million. In 2019, the fair value of the derivative liabilities increased by $54.7 million, resulting in derivative liabilities of $479.3 million at 31 December 2019. In 2020, the fair value of the financial instruments increased by $55.4 million, resulting in derivative liabilities of $534.7 million at 31 December 2020. Included in the changes in fair value of the derivative liabilities is the amortization of a deferred loss associated with the recognition of funding rights at the inception of the convertible shareholder loan with Aztiq. Specifically, at inception, the fair value of the funding rights, determined using unobservable inputs, exceeded the transaction price by $15.0 million. The deferred loss is recognized over the 5-year term of the convertible shareholder loan using the straight-line method of amortization. The unamortized deferred loss, which is netted against derivative financial liabilities on the consolidated statements of financial position, was $5.9 million and $8.9 million as of 31 December 2020 and 2019, respectively.

46

Notes to the Consolidated Financial Statements

The Group did not recognize any transfers of assets or liabilities between levels of the fair value hierarchy during the years ended 31 December 2020 and 2019.

Capital management

The capital structure of the Group consists of equity, debt and cash. For the foreseeable future, the Board of Directors will maintain a capital structure that supports the Group’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing the financial risks of the Group, as further described below. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2020 and 2019.

Financial risk management

The Group’s corporate treasury function provides services across the organization, coordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the Group’s operations through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of fluctuations in market interest rates primarily relates to the cash in bank that is subject to floating interest rates.

The following table provides an interest rate sensitivity analysis for the effect on loss before tax (in thousands):

	2020	2019
Variable-rate financial liabilities +100	(90)	(113)
Variable-rate financial liabilities -100	90	113

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to currency risk arises from financial assets and financial liabilities denominated in other currencies than the functional currency of the Group.

The majority of the Group’s financial assets and liabilities are denominated in a foreign currency. Below are the foreign currencies that have the most significant impact on the Group’s operations.

	Closing rate		Average rate		Change
	2020	2019	2020	2019
EUR	1.230	1.122	1.141	1.119	9.7%
GBP	1.361	1.316	1.283	1.276	3.4%
ISK	0.008	0.008	0.007	0.008	(4.6%)
CHF	1.133	1.033	1.066	1.007	9.6%

47

Notes to the Consolidated Financial Statements

The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2020 are as follows (in thousands):

	Assets	Liabilities	Net assets
EUR	11,864	11,792	72
GBP	26	437	(411)
ISK	633	114,442	(113,809)
CHF	231	4,498	(4,267)

The Group’s assets and liabilities that are denominated in foreign currencies as of 31 December 2019 are as follows (in thousands):

	Assets	Liabilities	Net assets
EUR	28,389	20,290	8,099
GBP	54	363	(309)
ISK	2,422	104,054	(101,632)
CHF	297	2,312	(2,015)

A reasonable possible strengthening or weakening of the Group’s significant foreign currencies against the USD would affect the measurement of financial instruments denominated in a foreign currency and affect equity by the amount shown in the sensitivity analysis table below. The analysis assumes that all other variables, such as interest rates, remain constant.

	EUR	GBP	ISK	CHF
Year ended 31 December 2020
-10% weakening	(7)	(41)	(11,381)	(427)
+10% strengthening	7	41	11,381	427
Year ended 31 December 2019
-10% weakening	(810)	(31)	(10,163)	(201)
+10% strengthening	810	31	10,163	201

Credit risk

Credit risk it the risk that a counterparty will not fulfill its contractual obligations under a financial instrument contract, leading to a financial loss for the Group. The maximum credit risk exposure for the Group’s financial assets as of 31 December 2020 and 2019 is as follows (in thousands):

	2020	2019
Cash and cash equivalents	31,689	67,403
Restricted cash and certificate deposits	10,087	10,086
Other assets	47,730	50,357

	89,506	127,846

The Group’s cash and cash equivalents and restricted cash are deposited with high-quality financial institutions. Management believes these financial institutions are financially sound and, accordingly, that minimal credit risk exists. The Group has not experienced any losses on its deposits of cash and cash equivalents and restricted cash, yet monitors the credit rating of these financial institutions on a periodic basis.

Other assets primarily consist of other current assets, as described in Note 16, and trade receivables and contract assets recognized in connection with the Group’s performance pursuant to its contracts with customers, all of which are large multinational pharmaceutical companies. There are no significant amounts past due as of 31 December 2020 and 2019 and the Group concludes that any expected credit losses with respect to these assets is immaterial.

48

Notes to the Consolidated Financial Statements

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Contractual maturities of financial assets and liabilities as of 31 December 2020 are as follows (in thousands):

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	582	—	—	582
Variable-interest bearing	31,689	—	10,087	41,776

Total financial assets	32,271	—	10,087	42,358

Financial liabilities
Non-interest bearing	28,742	—	48,033	76,775
Fixed-interest bearing - Borrowings	—	205,464	683,559	889,023
Derivative liabilities	—	534,692	—	534,692
Variable-interest bearing - Borrowings	2,867	2,865	3,943	9,675

	31,609	743,021	735,535	1,510,165

Contractual maturities of financial assets and liabilities as of 31 December 2019 are as follows (in thousands):

	Within one year	One to two years	Thereafter	Total
Financial assets
Non-interest bearing	22,353	—	—	22,353
Variable-interest bearing	67,403	—	10,086	77,489

Total financial assets	89,756	—	10,086	99,842

Financial liabilities
Non-interest bearing	33,473	—	22,293	55,766
Fixed-interest bearing - Borrowings	—	—	900,129	900,129
Derivative liabilities	—	—	479,263	479,263
Variable-interest bearing - Borrowings	2,876	2,868	6,893	12,637

Total financial liabilities	36,349	2,868	1,408,578	1,447,795

Refer to Note 12 for the maturity analysis of the Group’s undiscounted lease payments.

25.	Supplemental cash flow information

Supplement cash flow information for the year ended 31 December 2020 and 2019 is included below (in thousands)

	2020	2019
Non-cash investing and financing activities
Right-of-use assets obtained through new operating leases	15,204	5,665
Equity issued through exercising of convertible shareholder loans	30,000	—

26.	Subsequent events

The Group evaluated subsequent events through [ ] 2021, the date the Consolidated Financial Statements were available to be issued.

On 15 March 2021, the Group issued 173,427 Class A ordinary shares for $35.0 million in connection with a second round private placement offering.

49

Notes to the Consolidated Financial Statements

On 24 June 2021, holders of the Group’s convertible bonds converted $100.7 million of principal and accrued interest. In connection with this transaction, 455,687 Class A ordinary shares were issued. The holders agreed to waive their conversion rights on the remaining outstanding bonds and agreed to extend the maturity of the bonds to 2025, among other amendments to the terms and conditions. In addition, the Group issued additional bonds in the amount of $113.8 million to two third-party bondholders.

In August, September and November of 2021, Alvogen exercised its warrant rights to purchase Class A ordinary shares. As a result of exercising the warrant rights, the Group issued 1,522,103 Class A ordinary shares in exchange for $101.3 million in cash.

On 7 December 2021, the Group entered into a Business Combination Agreement (the Business Combination Agreement) with Oaktree Acquisition Corporation II, a special purpose acquisition company (Oaktree). As a result of the transactions contemplated by the Business Combination Agreement, Oaktree and the Group will merge into Alvotech Lux Holdings SAS, a simplified joint stock company, incorporated and existing under the laws of the Grand Duchy of Luxembourg. Transaction closing is subject to customary and other closing conditions, including regulatory approvals and approval by Oaktree shareholders. More information on these conditions will be included in the proxy statement / prospectus that will be filed with the Securities and Exchange Commission.

50